Form 10-K, Exhibit 13
period 1994-06-30
MOLEX INC
filed 1994-09-26
CIK 67472

                                                                     EXHIBIT 13
FINANCIAL HIGHLIGHTS
(in thousands, except per share data)

                                                                                               1994           1993      Change
                                                                                        -----------    -----------      ------
OPERATIONS
Net revenue                                                                             $   964,108    $   859,283         12%
Income before income taxes, minority interest and
  cumulative effect of change in accounting principle                                       159,477        133,478         19%
Income before cumulative effect of change in
  accounting principle                                                                       94,852         74,660         27%
Net income                                                                                   94,852         71,055         33%
Income before cumulative effect of change in accounting
  principle as a percent of net revenue                                                        9.8%           8.7%          --
Net income as a percent of net revenue                                                         9.8%           8.3%          --
Return on beginning shareholders' equity before cumulative effect
  of change in accounting principle                                                           12.6%          11.3%          --
Return on beginning shareholders' equity                                                      12.6%          10.8%          --


PER SHARE
Earnings per common share before cumulative effect
  of change in accounting principle                                                            1.50           1.19         26%
Net income                                                                                     1.50           1.13         33%
Dividends per common share                                                                      .04            .03         33%
Book value                                                                                    13.86          11.90         16%
Outstanding shares of stock                                                              63,598,094     63,158,918          --
Number of shareholders: Common Stock                                                          5,550          5,115          --
                        Class A Common Stock                                                  3,502          3,648          --


FINANCIAL POSITION
Total assets                                                                            $ 1,138,517    $   961,775         18%
Working capital                                                                             381,218        332,192         15%
Long-term debt                                                                                7,350          7,510         -2%
Backlog                                                                                     175,836        156,512         12%
Shareholders' equity                                                                        881,614        751,654         17%
Long-term debt/Shareholders' equity                                                            0.8%           1.0%          --
Number of employees                                                                           8,167          7,671          6%
Current ratio                                                                                 2.9/1          3.0/1          --



USE OF NET
REVENUES         24.1%      Materials                                      Wages, Salaries, Benefits          26.5%
                 20.8%      Other: Energy, Rent,                           Depreciation and Amortization       9.2%
                            Insurance, Interest, etc.                      Net Income                          9.8%
                  9.4%      Taxes: Business, Income and Payroll
                  0.2%      Dividends                                      Reinvested in Business             19.0%


WORLDWIDE
MARKET*          Pacific Rim $2.553 Billion 10.8% Market                   North America $9.638 Billion 40.7% Market
                 Japan $5.745 Billion 24.3% Market                         All Other $.825 Billion 3.4% Market
                 Europe $4.927 Billion 20.8% Market

                 $20.592 Billion (June, 1994)                              Eliminations $3.096 Billion
                 (Electronic connectors, backplanes, cable assemblies)

MOLEX
MARKETS            12%      Automotive                                     Other                                 8%
                   39%      Computer/Business Equipment                    Home Entertainment/
                    8%      Telecommunications                                   Home Appliance                33%




*Source: Fleck International

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

The management of the Company is responsible for the information contained in the consolidated financial statements and in the other parts of this report. The accompanying consolidated financial statements of Molex Incorporated and its subsidiaries have been prepared in accordance with generally accepted accounting principles. In preparing these statements, management has made judgments based upon available information. To ensure that this information will be as complete, accurate and factual as possible, management has com-municated to all appropriate employees requirements for accurate record keeping and accounting.

     The Company maintains an internal accounting control structure designed to provide reasonable assurance for the safeguarding of assets against loss from unauthorized use or disposition and reliability of financial records. Management believes that through the careful selection of employees, the division of responsibilities and the application of formal policies and procedures, the Company has an effective and responsive internal accounting control structure that is intended, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized.

        The Company's independent auditors, Deloitte & Touche LLP, are responsible for conducting an audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Molex Incorporated and its subsidiaries in conformity with generally accepted accounting principles.


INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS,
MOLEX INCORPORATED, LISLE, ILLINOIS

We have audited the accompanying consolidated balance sheets of Molex Incorporated (a Delaware Corporation) and its subsidiaries as of June 30, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain components of Molex Incorporated, which statements reflect total net revenue constituting 31% of consolidated total net revenue for the year ended June 30, 1992. Such financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those components, is based solely on the reports of such other auditors.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors in 1992 provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of other auditors in 1992, such consolidated financial statements present fairly, in all material respects, the financial position of Molex Incorporated and its subsidiaries as of June 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1994 in conformity with generally accepted accounting principles.

        As discussed in Notes 1 and 6 to the consolidated financial statements, the Company changed its method of accounting for certain postretirement benefits to conform with the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1993.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
August 9, 1994

TEN YEAR FINANCIAL HIGHLIGHT SUMMARY
(in thousands, except per share data)

                                                     ----------------------------------------------------------------------
                                                          1994         1993         1992         1991         1990
                                                     ----------------------------------------------------------------------

OPERATIONS
Net revenue                                              $964,108      $859,283     $776,192    $707,950      $594,372
Gross profit                                              406,079       352,603      318,361     297,954       256,581
Income before income taxes,
 minority interest and
 cumulative effect of change
 in accounting principle                                  159,477       133,478      117,412     117,936       110,041
Income taxes                                               63,186        58,371       49,814      53,402        47,495
Income before cumulative
 effect of change in
 accounting principle                                      94,852        74,660       67,464      64,631        62,087
Net income                                                 94,852        71,055       67,464      64,631        62,087
Earnings per common share
 before cumulative effect
 of change in accounting
 principle(1)                                                1.50          1.19         1.08        1.04           .99
Earnings per common share(1)                                 1.50          1.13         1.08        1.04           .99
Income before cumulative
 effect of change in
 accounting principle as a
 percent of net revenue                                      9.8%          8.7%         8.7%        9.1%         10.4%
Net income as a percent of
 net revenue                                                 9.8%          8.3%         8.7%        9.1%         10.4%
                                                     ----------------------------------------------------------------------
FINANCIAL POSITION
Current assets                                           $586,612      $497,560     $434,277    $402,208      $355,107
Current liabilities                                       205,394       165,368      168,209     155,593       109,949
Working capital                                           381,218       332,192      266,068     246,615       245,158
Current ratio                                                 2.9           3.0          2.6         2.6           3.2
Property, plant &
 equipment, net                                           440,995       385,828      362,719     280,761       228,968
Total assets                                            1,138,517       961,775      849,689     726,740       606,899
Long-term debt                                              7,350         7,510        7,949       9,136         8,046
Shareholders' equity                                      881,614       751,654      660,389     550,742       481,281
Return on beginning
 shareholders' equity
 before cumulative effect
 of change in accounting
 principle                                                  12.6%         11.3%        12.2%       13.4%         14.5%
Return on beginning
 shareholders' equity                                       12.6%         10.8%        12.2%       13.4%         14.5%
Dividends per common share(1)                                0.04          0.03         0.02        0.02          0.02
Weighted average common
 shares outstanding(1)                                     63,345        63,001       62,651      62,308        62,525
                                                     ----------------------------------------------------------------------

(1)    Restated for the following stock split/dividends: 25%-November, 1992.

                           MANAGEMENT'S DISCUSSION
                            OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS


Financial Highlights

Molex achieved another year of record revenues, net income and backlog in fiscal 1994, despite facing difficult economic conditions in several of our largest geographic regions. One of Molex's financial goals is to increase net revenues at approximately twice the growth rate of the connector industry. Molex net revenues increased 12.2 percent to $964.1 million during fiscal 1994. This growth compares favorably to the 2.0 percent increase reported for the worldwide connector industry. We believe Molex was able to surpass this goal because both our product line and geographic breakdown place the Company in the faster growing product segments and geographic regions of the connector industry.

GRAPH

The Growth of Molex vs the Worldwide Connector Industry


                84    85    86    87    88    89    90    91    92    93    94
               ---   ---   ---   ---   ---   ---   ---   ---   ---   ---   ---
Molex          100   100   116   153   199   227   236   281   308   341   382
Worldwide
  Connector
  Industry *   100    93   103   120   134   135   140   141   148   148   154

* Source: Fleck International

       Income before the cumulative effect of change in accounting principle increased 27.0 percent to a record $94.9 million, or 9.8 percent of net revenues. This substantial improvement over last year's 8.7 percent has the Company well-positioned to return to our traditional goal of 10 percent. We have started to see the effects of our efforts to streamline the operations and reduce costs. Profitability has improved in the acquisitions we made in Germany and France three years ago, but these positive impacts were partially offset by the continued recessions in Japan and parts of Europe and by price erosion in some key product lines.

Investor Returns

GRAPH

Stock Performance Chart

                         89      90      91      92      93      94
                        ---     ---     ---     ---     ---     ---
Molex                   100     139     172     194     237     301

S&P MidCap 400          100     115     130     154     189     189


Molex is also committed to providing its shareholders with a good return on their investment. Our total return to shareholders over the last five years has averaged an annual compounded return of 24.7 percent, compared to the 12.0 percent return of the S&P MidCap 400 over the same period of time. A $100 investment in Molex Common Stock at June 30, 1989, together with the reinvestment of dividends, would be worth $301 at June 30, 1994.

International Operations

GRAPH

Worldwide Net Revenues
(in millions of dollars)


Fiscal 1984                             Fiscal 1994
        U.S. $116.7 - 46.3%                     U.S. $288.7 - 30.0%

        International $135.5 - 53.7%            International $675.4 - 70.0%


       In fiscal 1968, Molex entered the international connector market with annual net revenues of $54 thousand. Today, 26 years later, international customer sales have grown to $675.4 million and represent approximately 70 percent of Molex's worldwide net revenues. International net revenues as a percent of total net revenues decreased one percent from fiscal 1993 due to the impact of the recession in Japan and strong growth in the U.S. Region.

       International operations are subject to currency exchange rate fluctuations and government actions. Molex monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system and the establishment of contra-currency accounts in several international subsidiaries. Due to the uncertainty of the foreign exchange markets, Molex cannot reasonably predict future trends related to foreign currency fluctuations. Foreign currency fluctuations have impacted results in the past and may impact results in the future.

Financial Position & Liquidity

One of Molex's many financial strengths is its exceptionally strong balance sheet. This strength is a direct result of the Company's ability to generate sufficient cash from operations for capital expenditures, debt payments and dividends. Cash and short-term investments increased $42.9 million during fiscal 1994. Cash and short-term investments at June 30, 1994 exceeded total current liabilities by $23.5 million and represent 20 percent of total consolidated assets. Cash provided from operations was $191.1 million during fiscal 1994, increasing $54.8 million or 40.2 percent from the $136.3 million provided from operations during fiscal 1993. Cash used for investments increased $45.9 million over the fiscal 1993 level due primarily to the higher level of spending for fixed assets during fiscal 1994.

       During fiscal 1994, Molex continued its commitment to investing in new tooling, equipment and facilities. Capital expenditures equaled $129.5 million for fiscal 1994, increasing 38.9 percent from the $93.2 million expended during the previous fiscal year. Approximately 80 percent of the fixed asset purchases during fiscal 1994 were for tooling and equipment directly related to improving efficiencies and increasing revenues. Molex also spent $10 million to build new facilities in Bangalore, India and Lincoln, Nebraska, increasing the worldwide facility floor space to 3.1 million square feet.

       For the fiscal year ending June 30, 1995, we expect capital expenditures to increase to between $165 and $175 million. This increase in capital expenditures is a result of stronger sales and the required investment in plants, equipment and technology to meet our customers' needs. One example is the investment in tooling and equipment we are making to support the U.S. automotive business from which we expect to generate increased revenues beginning in our fiscal year ending June 30, 1996.

       During fiscal 1994, $3.1 million was expended to purchase the remaining shares outstanding of Molex Nanco Ltd. and to purchase an additional 20 percent interest in Dongguan Molex South-China Connector Co. Ltd. These expenditures were slightly higher than fiscal 1993 when $2.4 million was expended to purchase a controlling interest in Molex India Ltd. and to purchase minority interests in three international connector companies.

       The net trade accounts receivable balance increased $32.6 million during fiscal year 1994 from $184.2 million at June 30, 1993 to $216.9 million at June 30, 1994. The translation effects of foreign currency accounted for $7.1 million of this increase. The non-currency related increase in net trade accounts receivable is consistent with the increase in annual net revenues and follows the unusually high sales volume the Company experienced during the month of June 1994. Factoring out the impact of currency translation, the average trade accounts receivable days outstanding of 79 days has increased one day from the prior fiscal year.

       Inventory increased during fiscal year 1994 from $104.5 million at June 30, 1993 to $113.3 million at June 30, 1994. Factoring out the change in exchange rates due to the generally weaker U.S. dollar, inventory at June 30, 1994 increased $4.6 million over the prior year's balance. Average inventory days have not changed from the 79 days reported last fiscal year.

       Molex's long-term corporate philosophy is to utilize internal sources of capital to fund investments in plant, equipment and acquisitions, using external borrowing only when a clear financial advantage exists. Long-term debt continued to decrease during the fiscal year to $7.4 million at June 30, 1994.

       Management is confident that the Company's liquidity and financial flexibility are adequate to support its current and future growth. The Company also has available lines of credit totaling $34.2 million of which $32.1 million remained unused at June 30, 1994.

       Molex is committed to increasing the returns earned by shareholders of the Company. On November 11, 1993, Molex declared a 33 percent increase in its annual cash dividend to $.04 per share from the former $.03 per share. The Company has also issued four stock dividends to its shareholders in the last 11 years. The last Molex stock dividend was declared in October 1992. The weighted average shares outstanding for the current fiscal year increased to 63.3 million from the 63.0 million for fiscal year 1993. The increase in shares outstanding is attributable to the exercise of employee stock options and the issuance of employee stock awards. The Company did not repurchase any treasury stock on the open market during fiscal years 1994 and 1993.

       Molex ended the fiscal year with a new record backlog level of $175.8 million, a 12.3 percent increase over the prior year's amount of $156.5 million.

       The Company is subject to environmental laws and regulations in the countries where it operates. Molex has designed an environmental program to reduce the generation of potentially hazardous materials during its manufacturing process and believes it continues to make good progress in exceeding local governmental regulations. The Company is a defendant to several pending legal proceedings incidental to the normal conduct of business. Management believes that the ultimate disposition of these matters will not have a materially adverse impact on the financial condition or consolidated results of operations of the Company.

PERCENTAGE OF NET REVENUE
Fiscal Year Ended June 30

                                                                            Percentage Change
                                          1994      1993       1992         1994-93    1993-92
                                         ------    ------     ------        -------    -------

Net revenue                               100.0%    100.0%     100.0%        12.2%       10.7%
Cost of sales                              57.9      59.0       59.0         10.1%       10.7%
                                          -----     -----      -----        -----       -----
Gross profit                               42.1      41.0       41.0         15.2%       10.8%
Operating expenses                         25.8      25.6       26.6         13.2%        6.6%
                                          -----     -----      -----        -----       -----
Income from operations                     16.3      15.4       14.4         18.4%       18.4%
Total other income                          0.2       0.1        0.7        259.6%      -88.9%
                                          -----     -----      -----        -----       -----
Income before income taxes,
  minority interest and
  cumulative effect of change
  in accounting principle                  16.5      15.5       15.1         19.5%       13.7%
Income taxes                                6.6       6.8        6.4          8.2%       17.2%
Minority interest                          -0.1       0.0        0.0       -221.9%     -233.6%
                                          -----     -----      -----        -----       -----
Income before cumulative effect of
  change in accounting principle            9.8       8.7        8.7         27.0%       10.7%
Cumulative effect of change in
  method of accounting for
  postretirement benefits other
  than pensions, net of tax                   -       0.4          -            -           -
                                          -----     -----      -----        -----       -----
Net income                                  9.8%      8.3%       8.7%        33.5%        5.3%
                                          =====     =====      =====        =====       =====

Fiscal 1994 Compared to Fiscal 1993

During fiscal year 1994, Molex net revenues increased 12.2 percent to an all-time high of $964.1 million, compared to $859.3 million during fiscal year 1993. Excluding the change in exchange rates due to the generally weaker U.S. dollar, net revenue increased 10.9 percent.

                MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS (CONTINUED)

        The Far East North Region's customer net revenues increased 7.2 percent in U.S. dollars, but declined slightly in local currencies as the value of the U.S. dollar continued to decline against the Japanese yen. In Japan, the electronics industry suffered through its second consecutive year of decline. The softness in the electronics industry combined with ongoing price erosion affected our Japanese domestic sales, but demand for Molex Japan products remained strong outside the region as Japanese companies continued to relocate some of their production outside of Japan and other non-Japanese companies designed-in Molex Japan's micro-miniature products. During the fiscal year, the region also focused on productivity improvements and efficiencies that allowed the region to report a slight improvement in net return on sales from the prior fiscal year.

        The customer net revenues in the U.S. Region increased 14.6 percent during fiscal year 1994 to $288.7 million. The sales growth is the result of increased customer penetration in the computer and telecommunications market, along with higher sales of newly-introduced products such as LFH and EBBI. We also continued to see increased customer demand for our fiber optic products. The region was able to overcome some of the effects of price erosion in the computer market through improved manufacturing efficiencies.

        Far East South customer net revenues increased 13.2 percent over the prior fiscal year. However, during the third quarter of fiscal 1993, Molex sold a manufacturing facility in Singapore and transferred part of the region's harness operations to a newly formed joint venture company. Adjusting for this change, Far East South net revenues increased 18 percent from last fiscal year. This strong growth was primarily due to increased customer penetration at many of the multinational companies who have relocated manufacturing operations to the region and to the continued strong growth in the personal computer and disk drive industries. Currency fluctuations did not significantly impact the regional results during fiscal year 1994. Profitability in the region has improved from last fiscal year's 12.2 percent return on net sales to the current fiscal year's 13.4 percent. This increase is due to the previously mentioned disposition of low margin operations in Singapore, improved factory utilization and to operational improvements in our Taiwanese R.F. Division that was acquired three years ago. Since purchasing the company, Molex has substantially upgraded the production equipment and improved operating efficiencies.

        In Europe, customer net revenues improved 20.7 percent in local currencies, but increased 10.2 percent in U.S. dollars as the dollar continued to gain strength against most of the major European currencies. Increased customer demand in the U.K., Ireland and France offset the continued weakness in the German connector market. Molex continued its efforts to improve the regional profitability through several restructuring actions during the fiscal year. First, we consolidated our French connector manufacturing operation into an enlarged facility in Biberach, Germany. Second, we are in the process of progressively improving the routing of our product flow from our manufacturing facilities to our customers. The above efforts contributed to increasing the regional profitability from 3.3 percent of sales during fiscal year 1993 to 6.7 percent of sales during fiscal year 1994.

        Customer net revenue in the Americas (Non-U.S.) region grew 38.4 percent from the prior year due to substantial revenue growth in Mexico and stronger sales in Brazil.

        The consolidated gross profit improved during fiscal 1994 to 42.1 percent of net revenues compared to 41.0 percent during fiscal 1993. The Company was able to offset the effects of price erosion and increased depreciation charges with improved factory utilization, favorable changes in product mix and improved production efficiencies. Material prices and labor costs have remained relatively stable during fiscal 1994.

        Over the last five years, Molex has invested over $530 million in new facilities, equipment and tooling. This significant investment has resulted in depreciation and amortization expenses increasing 16.5 percent to $88.8 million from $76.2 million during fiscal 1993. As a percent of sales, depreciation and amortization charges currently represent 9.2 percent of sales compared to 8.9 percent of sales during fiscal year 1993.

        Operating expenses as a percent of net revenue increased slightly from
25.6 percent in fiscal 1993 to 25.8 percent in fiscal 1994. This increase is due, in part, to higher research and development expenditures.

        Research and development expenditures reached an all-time high and represented 6.7 percent of sales during fiscal 1994 increasing from 6.5 percent of sales during fiscal 1993. Approximately 23 percent of fiscal 1994 net revenues resulted from the sale of products that Molex has released within the past three years. These expenditures, coupled with the efforts of our engineering department, resulted in the release of 158 new product families and granting of 181 new patents during fiscal year 1994. The continued increase in research and development reflects Molex's long-term commitment to the reinvestment of its profits in new product design and tooling. We believe this commitment has significantly improved our competitive position.

        The foreign currency transaction losses decreased 29.8 percent from fiscal 1993 losses when the Company incurred high losses due to the abrupt devaluation of several European currencies. The majority of the exchange losses during fiscal 1994 were due to exchange losses in Brazil as a result of the severe devaluation of the cruzeiro against the U.S. dollar.

        Interest income, net of interest expense for fiscal 1994 has increased
2.0 percent from fiscal 1993. Higher short-term investment balances during fiscal 1994 were able to offset lower interest rates earned in many of the countries where the Company has significant short-term investments. Interest expense has remained relatively unchanged from fiscal 1993.

        The effective tax rate decreased to 39.6 percent during fiscal 1994 from 43.7 percent during fiscal 1993. The decrease reflects increased pretax profitability in countries with lower effective tax rates coupled with the ability of the Company to utilize additional foreign tax credits.

        Earnings before the cumulative effect of change in accounting principle increased 27.0 percent to $94.9 million. Earnings per share increased to $1.50 during fiscal 1994 from $1.19 during fiscal 1993. Excluding the effects of currency fluctuations, earnings before the cumulative effect of change in accounting principle increased 24.0 percent over fiscal 1993 earnings.

Fiscal 1993 Compared to Fiscal 1992

Net revenue for fiscal 1993 increased 10.7 percent to $859.3 million, compared to $776.2 million for fiscal year 1992. Excluding the change in exchange rates due to the generally weaker U.S. dollar, net revenue increased 8.1 percent. The growth in net revenue was primarily due to the record sales by the United States and Far East South Regions and strong revenue growth in the Americas (Non-U.S.) Region during fiscal 1993. Revenues grew in these regions by 18.7%, 17.6% and 17.9%, respectively, over fiscal 1992.

        Net revenue in the Far East North Region increased 5.0 percent over fiscal 1992. The region experienced no growth in local currencies as the growth was due to the decline of the U.S. dollar against the Japanese yen. The 2.3 percent growth reported in the European Region was impacted by the regional recession as well as the strength of the U.S. dollar against most European currencies. Excluding the effects of currency fluctuations, European net revenues increased 5.2 percent over fiscal 1992.

        During the fourth quarter of fiscal 1993, Molex adopted Statement of Financial Accounting Standards No. 106, ''Employees' Accounting for Postretirement Benefits Other Than Pensions'' (SFAS 106). SFAS 106 requires that the cost of retiree benefits be accrued over the period in which the employees become eligible for such benefits. Previously, these benefits were expensed as incurred. In adopting this standard, Molex elected to immediately recognize the cumulative effect and restate the previously reported fiscal 1993 quarterly results; the charge to fiscal 1993 first quarter net income was $3.6 million ($5.8 million before taxes) or six cents per share. Incremental annual service and interest charges were $.7 million ($1.1 million before taxes) or one cent per share.

        Earnings before the cumulative effect of change in accounting principle increased 10.7 percent to $74.7 million. Earnings per share increased to $1.19 from $1.08 for fiscal 1992. Excluding the effects of currency fluctuations, earnings before the cumulative effect of change in accounting principle increased by 6.6 percent over the prior fiscal year's amount.

        The gross profit percentage of 41.0 percent remained unchanged from fiscal 1992 to fiscal 1993. The Company was able to offset the effects of price erosion and increased depreciation charges with increased sales volume, favorable changes in product mix and improved operating efficiencies.

        Operating expenses as a percentage of net revenue decreased from 26.6 percent in fiscal 1992 to 25.6 percent in fiscal 1993. The improvement was the result of the continued emphasis on streamlining the business and improving efficiency.

        Research and development expenditures represented 6.5 percent of sales during fiscal 1993, increasing from 6.1 percent of sales during fiscal 1992. The increase in research and development expenditures reflects Molex's long-term commitment to the reinvestment of profits in new product design and tooling.

        The foreign currency transaction losses for fiscal 1993 increased $4.0 million over fiscal 1992 losses primarily due to the strength of the U.S. dollar and Japanese yen and the volatility of exchange rates in Europe during fiscal 1993.

        Interest income, net of interest expense, for fiscal 1993 decreased
11.1 percent from the prior fiscal year. The decrease reflects lower interest rates in countries where the Company has significant short-term investments.

        The effective tax rate for fiscal 1993 increased to 43.7 percent from
42.4 percent for the prior fiscal year. The increase reflects faster revenue growth and increased profitability in countries with higher effective tax rates coupled with the inability of the Company to utilize all of its foreign tax credits generated during fiscal 1993.

Outlook

The prospects for fiscal 1995 look promising. We believe that the connector industry is emerging from one of the most difficult economic climates since the Second World War. Molex has the people, products and resources to take significant advantage of this improving climate. We continue to make the necessary investments for continued success and have a world class organization that is totally committed to serving our customers and making Molex a premier global company. Molex will continue to push into new markets and expand our product line through the introduction of new and innovative products. We expect this effort to produce worldwide sales in excess of $1 billion during fiscal 1995.

        During the past fiscal year, Molex has demonstrated its ability to control costs and improve productivity. We will continue to review and challenge all activities in the Company with the goal of improving customer service and operating efficiencies. We believe these efforts will allow Molex to achieve its corporate financial goal of generating 10 percent net return on sales for the fiscal year ending June 30, 1995.

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

ASSETS                                                                           June 30,
                                                                    ---------------------------------
                                                                          1994                  1993
                                                                    -----------           -----------
Current assets:
Cash                                                                $    19,309           $    27,160
Short-term investments                                                  209,617               158,893
Accounts receivable:
  Trade, less allowance of $8,916 in 1994 and
     $8,789 in 1993 for doubtful accounts                               216,866               184,233
  Employee                                                                4,808                 6,302
Inventories                                                             113,266               104,488
Deferred income taxes (Note 5)                                           18,665                12,305
Prepaid expenses                                                          4,081                 4,179
                                                                    -----------           -----------
Total current assets                                                    586,612               497,560
                                                                    -----------           -----------
Property, plant and equipment
  at cost (Notes 3 and 8):
Land and improvements                                                    44,525                37,249
Buildings and leasehold improvements                                    199,523               175,851
Machinery and equipment                                                 510,143               441,791
Molds and dies                                                          246,203               199,286
                                                                    -----------           -----------
                                                                      1,000,394               854,177
Less accumulated depreciation and amortization                          559,399               468,349
                                                                    -----------           -----------
Net property, plant and equipment                                       440,995               385,828
                                                                    -----------           -----------
Other assets                                                            110,910                78,387
                                                                    -----------           -----------
                                                                    $ 1,138,517           $   961,775
                                                                    ===========           ===========


The accompanying notes are an integral part of these consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY                                                  June 30,
                                                                         ---------------------------------
                                                                                1994                  1993
                                                                         -----------           -----------
Current liabilities:
Current portion of long-term debt (Note 3)                               $       184           $       350
Accounts payable                                                              96,659                79,223
Accrued expenses:
  Salaries, commissions and bonuses                                           28,924                25,511
  Other                                                                       37,113                24,601
Income taxes (Note 5)                                                         41,878                35,210
Dividends payable                                                                636                   473
                                                                         -----------           -----------
Total current liabilities                                                    205,394               165,368
                                                                         -----------           -----------
Deferred items:
Investment grants                                                              2,570                 2,638
Income taxes (Note 5)                                                         12,042                 8,740
                                                                         -----------           -----------
Total deferred items                                                          14,612                11,378
                                                                         -----------           -----------
Accrued postretirement benefits (Notes 6 and 7)                               26,363                22,014
                                                                         -----------           -----------
Long-term debt (Note 3)                                                        7,350                 7,510
                                                                         -----------           -----------
Minority interest in subsidiaries                                              3,184                 3,851
                                                                         -----------           -----------
Shareholders' Equity (Notes 2, 4 and 9):
Common Stock, $.05 par value; 60,000 shares authorized;
  32,919 shares issued at 1994 and 32,637 shares issued at 1993                1,646                 1,632
Class A Common Stock, $.05 par value; 60,000 shares authorized;
  32,755 shares issued at 1994 and 32,600 shares issued at 1993                1,637                 1,630
Class B Common Stock, $.05 par value; 146 shares authorized;
  94 shares issued at 1994 and 1993                                                5                     5
Paid-in capital                                                               56,464                47,052
Retained earnings                                                            729,547               637,074
Deferred unearned compensation                                                (7,223)               (6,235)
Treasury stock (Common Stock, 1,048 shares at 1994 and 1,074 shares at 1993; Class A Common Stock, 1,122 shares at 1994
  and 1,098 shares at 1993), at cost                                         (31,749)              (31,107)
Cumulative translation adjustments                                           131,287               101,603
                                                                         -----------           -----------
Total shareholders' equity                                                   881,614               751,654
                                                                         -----------           -----------
                                                                         $ 1,138,517           $   961,775
                                                                         ===========           ===========

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

                                                                                 For the year ended June 30,
                                                                       -----------------------------------------------
                                                                              1994              1993              1992
                                                                       -----------       -----------       -----------

Net revenue                                                            $   964,108       $   859,283       $   776,192
Cost of sales                                                              558,029           506,680           457,831
                                                                       -----------       -----------       -----------
Gross profit                                                               406,079           352,603           318,361
                                                                       -----------       -----------       -----------
Operating expenses:
Selling                                                                    109,531            98,486            91,546
Administrative                                                             139,153           121,218           114,616
                                                                       -----------       -----------       -----------
Total operating expenses                                                   248,684           219,704           206,162
                                                                       -----------       -----------       -----------
Income from operations                                                     157,395           132,899           112,199
                                                                       -----------       -----------       -----------
Other income (expense):
Foreign currency transaction loss                                           (3,291)           (4,689)             (715)
Interest                                                                     5,373             5,268             5,928
                                                                       -----------       -----------       -----------
Total other income                                                           2,082               579             5,213
                                                                       -----------       -----------       -----------
Income before income taxes, minority interest and cumulative
  effect of change in accounting principle                                 159,477           133,478           117,412
Income taxes (Note 5)                                                       63,186            58,371            49,814
                                                                       -----------       -----------       -----------
Income before minority interest and cumulative effect of change in
      accounting principle                                                  96,291            75,107            67,598
Minority interest                                                           (1,439)             (447)             (134)
                                                                       -----------       -----------       -----------
Income before cumulative effect of change in accounting principle           94,852            74,660            67,464
Cumulative effect of change in method of accounting for
  postretirement benefits other than pensions, net of tax                      --              3,605                --
                                                                       -----------       -----------       -----------
Net income                                                             $    94,852       $    71,055       $    67,464
                                                                       ===========       ===========       ===========
Earnings per common share (Based upon weighted average
  common shares outstanding):
Earnings per common share before cumulative effect of
  change in accounting principle                                       $      1.50       $      1.19       $      1.08
Cumulative effect of change in method of accounting for
  postretirement benefits other than pensions per share                         --               .06                --
                                                                       -----------       -----------       -----------
Earnings per common share                                              $      1.50       $      1.13       $      1.08
                                                                       -----------       -----------       -----------
Dividends per common share (Note 2)                                    $     .0375       $     .0265       $     .0160
                                                                       -----------       -----------       -----------
Weighted average common shares outstanding                                  63,345            63,001            62,651
                                                                       -----------       -----------       -----------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

                                                                                      For the year ended June 30,
                                                                            ----------------------------------------------
                                                                                   1994              1993             1992
                                                                            -----------       -----------      -----------
Common Stock
Balance at beginning of period                                              $     1,632       $     1,297      $     1,288
Exercise of stock options                                                            14                 9                8
Issuance of stock bonus                                                              --                --                1
Stock split effected in the form of a dividend                                       --               326               --
                                                                            -----------       -----------      -----------
Balance at end of period                                                          1,646             1,632            1,297

Class A Common Stock
Balance at beginning of period                                                    1,630             1,300            1,292
Exercise of stock options                                                             7                 5                7
Issuance of stock bonus                                                              --                --                1
Stock split effected in the form of a dividend                                       --               325               --
                                                                            -----------       -----------      -----------
Balance at end of period                                                          1,637             1,630            1,300

Class B Common Stock
Balance at beginning and end of period                                                5                 5                5

Paid-in capital
Balance at beginning of period                                                   47,052            42,094           34,632
Exercise of stock options                                                         4,952             3,044            4,244
Disposition of treasury stock                                                       650               467              330
Stock options granted                                                             3,810             2,234            2,620
Issuance of stock bonus                                                              --                --              268
Stock split effected in the form of a dividend                                       --              (787)              --
                                                                            -----------       -----------      -----------
Balance at end of period                                                         56,464            47,052           42,094

Retained earnings
Balance at beginning of period                                                  637,074           567,695          501,231
Net income                                                                       94,852            71,055           67,464
Cash dividends                                                                   (2,379)           (1,676)          (1,000)
                                                                            -----------       -----------      -----------
Balance at end of period                                                        729,547           637,074          567,695

Treasury stock
Balance at beginning of period                                                  (31,107)          (31,040)         (30,649)
Purchase of treasury stock                                                       (1,120)             (720)            (809)
Disposition of treasury stock                                                       478               653              418
                                                                            -----------       -----------      -----------
Balance at end of period                                                        (31,749)          (31,107)         (31,040)

Deferred unearned compensation
Balance at beginning of period                                                   (6,235)           (5,697)          (5,327)
Stock options granted                                                            (3,810)           (2,234)          (2,620)
Amortization of deferred unearned compensation                                    2,822             1,696            2,250
                                                                            -----------       -----------      -----------
Balance at end of period                                                         (7,223)           (6,235)          (5,697)

Cumulative translation adjustments
Balance at beginning of period                                                  101,603            84,735           48,270
Net effect of translation adjustment                                             29,684            16,868           36,465
                                                                            -----------       -----------      -----------
Balance at end of period                                                        131,287           101,603           84,735
                                                                            -----------       -----------      -----------
Total shareholders' equity                                                  $   881,614       $   751,654      $   660,389
                                                                            ===========       ===========      ===========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                                      For the year ended June 30,
                                                                            ----------------------------------------------
                                                                                   1994              1993             1992
                                                                            -----------       -----------      -----------
CASH AND SHORT-TERM INVESTMENTS, beginning of period                        $   186,053       $   157,157       $   149,570
Cash and short-term investments were provided from (used for):
Operations:
Net income                                                                       94,852            71,055            67,464
Add (deduct) non-cash items included in net income:
Cumulative effect of change in accounting for
  postretirement benefits other than pensions                                        --             3,605                --
Depreciation and amortization                                                    88,787            76,193            67,556
Deferred income taxes                                                            (1,212)           (1,497)            1,267
(Gain) Loss on sale of property, plant and equipment                             (1,047)              947             1,482
Minority interest                                                                 1,439               447               134
Amortization of deferred unearned compensation                                    2,822             1,696             2,250
Amortization of deferred investment grants                                         (240)             (271)             (273)
Other charges to earnings--net                                                      613             1,517             2,455

Current items:
Accounts receivable                                                             (23,903)          (17,088)           (2,592)
Inventories                                                                      (4,454)           (7,861)           (5,829)
Prepaid expenses                                                                    172              (955)            1,883
Accounts payable                                                                 12,615            (8,702)            2,233
Accrued expenses                                                                 17,285             8,207            10,137
Income taxes                                                                      3,385             8,987           (12,449)
                                                                            -----------       -----------      ------------
Net cash provided from operations                                               191,114           136,280           135,718
                                                                            -----------       -----------      ------------
Investments:
Purchases of property, plant and equipment                                     (129,458)          (93,181)         (132,672)
Proceeds from sale of property, plant and equipment                               4,709             4,132             4,692
Purchases of business, net of cash acquired                                      (3,106)           (2,418)           (1,023)
Increase in other assets                                                        (30,721)          (21,160)           (8,579)
                                                                            -----------       -----------      ------------
Net cash used for investments                                                  (158,576)         (112,627)         (137,582)
                                                                            -----------       -----------      ------------
Financing:
Decrease in long-term debt                                                         (169)           (1,314)           (1,442)
Cash dividends paid                                                              (2,217)           (1,584)           (1,004)
Exercise of stock options                                                         2,915             1,998             2,900
Disposition of treasury stock                                                     1,128             1,120               748
                                                                            -----------       -----------      ------------
Net cash provided from financing                                                  1,657               220             1,202
                                                                            -----------       -----------      ------------
Effect of exchange rate changes on cash                                           8,678             5,023             8,249
                                                                            -----------       -----------      ------------
Net increase in cash and short-term investments                                  42,873            28,896             7,587
                                                                            -----------       -----------      ------------
CASH AND SHORT-TERM INVESTMENTS, end of period                              $   228,926       $   186,053      $    157,157
                                                                            ===========       ===========      ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest                                                                    $       795       $       840      $      1,375
Income taxes                                                                     57,721            49,555            58,556
                                                                            -----------       -----------      ------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the major accounting policies and practices of Molex Incorporated and subsidiaries that affect significant elements of the accompanying consolidated financial statements.


(A) PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Molex Incorporated (the Parent Company) and its subsidiaries. All material intercompany balances and transactions have been eliminated.

(B) SHORT-TERM INVESTMENTS
Short-term investments consist of a variety of highly-liquid investments with original maturities of three months or less. Short-term investments are carried at cost, which approximates market.

(C) FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments include short-term investments and long-term debt. The carrying amounts of the financial instruments approximate their fair value.

(D) INVENTORIES
Inventories are valued at the lower of first-in, first-out cost or market. Inventories at June 30 consisted of the following:

                                                 1994           1993
                                                 ----           ----
Raw materials                                 $ 20,940        $ 18,600
Work in progress                                42,865          39,379
Finished goods                                  49,461          46,509
                                              --------        --------
                                              $113,266        $104,488
                                              ========        ========

(E) PROPERTY, PLANT AND EQUIPMENT AND RELATED RESERVES
Depreciation and amortization are provided substantially on a straight-line basis for financial statement purposes and on accelerated methods for tax purposes. The estimated useful lives are as follows:

        Buildings                       25-45 years
        Machinery and equipment          3-10 years
        Molds and dies                    3-4 years

        Cost of leasehold improvements are amortized over the terms of the related leases using various methods.

(F) RESEARCH AND DEVELOPMENT AND PATENT COSTS
Costs incurred in connection with the development of new products and applications are charged to operations as incurred. Total research and development costs equaled $64,772 in 1994; $56,204 in 1993 and $47,596 in 1992.

        Included in these totals are patent costs of $3,252, $2,784 and $2,174 for the years ended June 30, 1994, 1993 and 1992, respectively.

(G) REVENUE RECOGNITION
The Company recognizes revenue at the date of shipment.

(H) CURRENCY TRANSLATION
Assets and liabilities of international entities have been translated at current exchange rates, and income and expenses have been translated using average exchange rates.

(I) ACCOUNTING CHANGES
Effective July 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, ''Employers' Accounting for Postretirement Benefits Other Than Pensions.'' SFAS No. 106 requires the Company to accrue retiree insurance benefits over the period in which employees become eligible for such benefits. The Company implemented SFAS 106 by recognizing the transition obligation immediately.

(J) RECLASSIFICATIONS
Certain reclassifications have been made to the prior years' financial statements in order to conform to the 1994 classifications.

(2) CAPITAL STOCK
The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50% of the authorized number of shares of Class B Common Stock continue to be outstanding, all matters, other than the election of directors, submitted to a vote of the shareholders must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action that requires shareholder approval other than the election of directors.

        During Fiscal 1990, the shareholders approved an amendment to the Certificate of Incorporation affecting the capital structure of the Company. The amendment provided for the creation of 60.0 million shares of a new class of non-voting Class A Common Stock, 25.0 million shares of a new class of Preferred Stock, and the elimination of the previously authorized class of Preferred Stock. The issuance, terms and conditions of the new Preferred Stock are at the discretion of the Board of Directors. There were no shares of the new class of Preferred Stock issued or outstanding during the three years ended June 30, 1994.

        The Class B Common Stock can be converted into Common Stock on a share for share basis at any time at the option of the holder. The authorized Class A Common Stock would automatically convert into Common Stock on a share for share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of Common Stock and Class B Common Stock would be diluted.

        The holders of the Common Stock, Class A Common Stock, and Class B Common Stock participate equally, share for share, in any dividends which may be paid thereon, if, as and when declared by the Board of Directors, or in any assets available upon liquidation or dissolution of the Company.

(3) DEBT
The details relative to long-term debt are as follows:

                                             1994                 1993
                                           ------               ------
Industrial development bonds
  2% to 4%, secured by certain
  land, buildings and equipment;
  payable in periodic installments
  through November, 2009.                  $7,410               $7,661
Other                                         124                  199
                                           ------               ------
                                            7,534                7,860
Less current portion                          184                  350
                                           ------               ------
Long-term portion                          $7,350               $7,510
                                           ======               ======


        The long-term portion as of June 30, 1994 is due subsequent to fiscal year 2000.

        The provisions of certain loan agreements contain restrictive covenants, the more significant of which require the Company to maintain specified liquidity and debt-to-equity ratios.

(4) DEFERRED UNEARNED COMPENSATION
Under the 1979 Stock Option Plan and 1990 Stock Option Plan all shares issued are nonqualified. The option price per share is less than the fair market value at the date of grant, thus creating deferred unearned compensation. The difference between the fair market value and the option price was recorded as deferred unearned compensation and is charged to operations over a five year period. In fiscal 1994, $2,822 was charged to operations ($1,696 in 1993 and $2,250 in 1992).

(5) INCOME TAXES
Effective July 1, 1991 the Company adopted Statement of Financial Accounting Standards No. 109, ''Accounting for Income Taxes'' (SFAS 109). Under SFAS 109, the deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates. Adoption of the statement did not have a material effect on the results of operations.

        Income tax provisions are as follows:

                                     1994              1993             1992
                                 --------          --------         --------
Currently payable:
  U.S. federal                    $ 9,921           $ 8,427          $ 7,120
  State                             2,426             2,057            1,904
  International                    52,031            49,075           39,470
                                 --------          --------         --------
                                   64,378            59,559           48,494
                                 --------          --------         --------
Deferred:
  International
  taxes                              (833)           (2,139)           2,002
  Other, net                         (359)              951             (682)
                                 --------          --------         --------
                                   (1,192)           (1,188)           1,320
                                 --------          --------         --------
Total provision for
  income taxes
  before cumulative
  effect of change
  in accounting
  principle                       $63,186           $58,371          $49,814
                                 ========          ========         ========


        The Company's tax rate, before the cumulative effect of change in accounting principle, differs from the U.S. federal income tax rate as follows:

                                     1994              1993             1992
                                 --------          --------         --------
U.S. federal income
  tax rate                           35.0%             34.0%            34.0%
Certain tax exemptions               (4.4)             (4.7)            (4.6)
State income taxes,
  net of federal
  tax benefit                         1.0%              1.0%             1.1%
International tax rates
  different from
  U.S. federal rate                   8.0%             13.4%            11.9%
                                 --------          --------         --------
                                     39.6%             43.7%            42.4%
                                 ========          ========         ========

        Income before income taxes, minority interest and cumulative effect of change in accounting principle is summarized as follows:

                                     1994              1993             1992
                                 --------          --------         --------
United States                    $ 46,584          $ 35,806         $ 35,136
International                     112,893            97,672           82,276
                                 --------          --------         --------
                                 $159,477          $133,478         $117,412
                                 ========          ========         ========

        Temporary differences that give rise to a significant portion of net deferred taxes are as follows:

                                                       1994                       1993
                                                       ----                       ----
International/local taxes                              $ 3,547                    $ 4,072
Employee benefit plans                                   7,826                      6,818
Depreciation and amortization                           (3,759)                    (1,515)
Allowance for doubtful accounts                          1,381                      1,117
Difference between book and
  tax asset bases                                        2,264                      1,755
Other deferred items                                     7,177                      3,749
                                                       -------                    -------
                                                       $18,436                    $15,996
                                                       =======                    =======


        The net deferred tax accounts reported on the balance sheet as of June 30 are as follows:

                                                       1994                       1993
                                                       ----                       ----
Net deferred:
  Current asset                                         $18,665                    $12,305
  Long-term asset                                        14,609                     13,675
  Current liability                                      (2,796)                    (1,244)
  Long-term liability                                   (12,042)                    (8,740)
                                                       --------                    -------
                                                        $18,436                    $15,996
                                                       ========                    =======


(6) POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
In addition to providing pension benefits, the Parent Company and certain of its subsidiaries provide certain health care and life insurance benefits to its employees. The majority of the Parent Company employees may become eligible for these benefits if they reach age 55, with age plus years of service equal to
70. During fiscal 1994, the Company made several modifications to the cost-sharing and benefit provisions of its postretirement plans. There are no significant postretirement health care benefit plans outside of the United States.

        During fiscal 1993, the Company adopted Statement of Financial Accounting Standards No. 106, ''Employers' Accounting for Postretirement Benefits Other Than Pensions.'' SFAS No. 106 requires that the cost of retiree insurance benefits be accrued over the period in which the employees become eligible for such benefits. The Company elected to immediately recognize the effect of the change in accounting for postretirement benefits of $3.6 million ($5.8 million before tax), or six cents per share which represents the accumulated postretirement benefit obligation (APBO) existing at July 1, 1992. The Company continues to fund benefit costs primarily as claims are paid.

        Net periodic postretirement benefit cost for fiscal years 1994 and 1993 included the following components:

                                                       1994                       1993
                                                       ----                       ----

Service cost, benefits attributed to
  employee service during the period                   $492                       $  578
Interest cost on accumulated
  postretirement benefit obligation                     405                          490
Unrecognized prior service cost                        (107)                          --
                                                       ----                       ------
Net periodic postretirement
  benefit cost                                         $790                       $1,068
                                                       ====                       ======


The following table sets forth the plans' combined status as of June 30:

                                                       1994                       1993
                                                       ----                       ----

Accumulated postretirement
  benefit obligation:
Retirees and beneficiaries                             $  675                     $  707
Active employees                                        5,207                      6,176
                                                       ------                     ------
Total accumulated postretirement
  benefit obligation                                    5,882                      6,883
Fair value of plan assets                                  --                         --
                                                       ------                     ------
Unfunded accumulated benefit
  obligation in excess of
  plan assets                                           5,882                      6,883
Unrecognized prior service cost                         2,335                         --
Unrecognized net loss                                    (504)                        --
                                                       ------                     ------
Accrued postretirement benefit costs                   $7,713                     $6,883
                                                       ======                     ======


        The discount rate used in determining the APBO was 7.5% and 8.5% as of June 30, 1994 and 1993, respectively. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11.1% in 1994, declining per year to an ultimate rate of 5.0% by 2017. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rate by 1% in each year would increase the APBO as of June 30, 1994 by $1,035 and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year then ended by $191.

        In fiscal 1992 the costs relating to the health care and life insurance benefits for retirees of $95 was recognized as expense primarily as claims were paid.

(7) PENSION AND PROFIT SHARING PLANS
The Company sponsors and/or contributes to pension plans covering substantially all U.S. hourly employees and certain employees in international subsidiaries. The Company also sponsors several defined benefit plans for certain domestic and international employees. The benefits are primarily based on years of service and the employees' compensation for certain periods during the last years of employment.

        Total pension expense for all benefit plans, including defined benefit plans, amounted to $4,584 in 1994, $5,160 in 1993 and $4,511 in 1992. Net
periodic pension expense for the Company's defined benefit plans consists of the following for the year ended June 30:

                                                 1994                          1993                            1992
                                 --------------------          --------------------          ----------------------
                                 U.S.   International          U.S.   International          U.S.     International
                                 Plans          Plans          Plans          Plans          Plans            Plans
                                 ----------     -----          ----------     -----          ----------       -----
Service costs                    $412           $1,826         $ 607          $2,230         $ 596            $1,611
Interest costs on projected
  benefit obligation              368            1,039           398             923           399               800
Actual return on plan assets     (198)            (444)         (489)           (435)         (401)             (376)
Net amortization and deferral    (142)              33           307              68           278                19
                                 ----           ------         -----          ------         -----            ------
Net periodic pension expense     $440           $2,454         $ 823          $2,786         $ 872            $2,054
                                 ====           ======         =====          ======         =====            ======

The funded status for the Company's defined benefit plans is as follows:

                                                                               1994                            1993
                                                               --------------------          ----------------------
                                                               U.S.   International          U.S.     International
                                                               Plans          Plans          Plans           Plans
                                                               ----------     -----          ----------       -----
Actuarial present value of:
  Vested benefit obligation                                    $ 3,893        $ 12,073       $ 3,819          $  9,633
  Nonvested benefit obligation                                     186             151           173                96
                                                               -------        --------       -------          --------
Accumulated benefit obligation                                   4,079          12,224         3,992             9,729

Projected benefit obligation                                     5,654          19,157         5,074            15,494
Plan assets at fair value                                        6,369           7,079         5,438             5,231
                                                               -------        --------       -------          --------
Plan assets in excess of (less than) projected
  benefit obligation                                               715         (12,078)          364           (10,263)
Unrecognized net transition liability                              618              65           728                64
Unrecognized prior service costs                                   741              --           822                --
Unrecognized net gain                                           (1,830)         (2,036)       (2,161)           (1,481)
                                                               -------        --------       -------          --------
Accrued pension asset (liability) included
  in the consolidated balance sheet                            $   244        $(14,049)      $  (247)         $(11,680)
                                                               =======        ========       =======          ========



The assumptions used in computing the above information are presented below:

                                                                                         1994                             1993
                                                                   --------------------------        --------------------------
                                                                                International                     International
                                                                                        Plans                             Plans
                                                                                    (weighted                         (weighted
                                                                   U.S. Plans        average)         U.S. Plans       average)
                                                                   -----------  -------------         ----------  -------------

Discount rates                                                      7.5%             6.2%             7.5%            6.2%
Rates of increase in compensation                                   4.0%             4.1%             4.0%            4.1%
Expected long-term rates of return on plan assets                   7.0%             8.0%             7.0%            8.0%


        The Parent Company and certain of its subsidiaries also provide discretionary savings and other defined contribution plans covering substantially all of their salaried employees. Employer contributions of $4,892, $4,736 and $2,617 were charged to operations during 1994, 1993, and 1992, respectively.

(8) COMMITMENTS
(A) PRODUCTION EQUIPMENT
As of June 30, 1994, the Company has entered into firm commitments for capital expenditures of approximately $38,575 for machinery, molds and dies.

(B) OPERATING LEASES
The Company and its subsidiaries rent certain facilities and equipment under lease arrangements classified as operating leases. Some of the leases have renewal options.

Future minimum rental payments under noncancellable operating leases with initial or remaining terms of one year or more as of June 30, 1994 are as follows:


Fiscal Year                Amount
                           ------
1995                       $ 8,698
1996                         5,482
1997                         3,378
1998                         2,536
1999                         2,147
Thereafter                   6,832
                           -------
                           $29,073
                           =======


Rental expense was $9,872 in 1994, $8,328 in 1993 and $7,694 in 1992.

(9) STOCK OPTION PLANS
In December 1979, the Company adopted the 1979 Stock Option Plan. The most significant terms of this plan provide that (1) options may be granted for 3.1 million shares of Common Stock and Class A Common Stock, (2) the options are not exercisable for one year after the date of grant and thereafter up to twenty-five percent (25%) of the options may be exercised cumulatively during each of the four succeeding years, and (3) the option price shall be fifty percent (50%) of the fair market value of the stock of the Company on the date of grant. The options expire five years from the date of the grant. The plan expired as of June 30, 1989, and therefore, no future grants will be made under the plan.

        Stock option transactions relating to the 1979 Plan are summarized as follows:

                                        Shares
1979 PLAN                       (in thousands)            Price Per Share
                                --------------            ---------------
Outstanding at 7/1/92                394                   $6.25-$8.66
  Exercised                          142                   $6.25-$8.66
  Cancelled                           30
Outstanding at 6/30/93               222                   $6.25-$8.66
  Exercised                          212                   $6.25-$8.66
  Cancelled                           10
Outstanding at 6/30/94                 0
Options exercisable at 6/30/93       222
Options exercisable at 6/30/94         0


        In October 1981, the Board of Directors adopted the 1981 Stock Option Plan. The most significant terms of this plan provide that (1) options may be granted for 2.9 million shares of Common Stock and Class A Common Stock, (2) the options are not exercisable for one year after the date of grant and thereafter up to twenty-five percent (25%) of the options may be exercised cumulatively during each of the four succeeding years, and (3) the option price shall be the fair market value of the stock of the Company on the date of grant. The options expire five years from the date of the grant. The plan expired as of June 30, 1991 and therefore, no future grants will be made under the plan.

        Stock option transactions relating to the 1981 Plan are summarized as follows:

                                       Shares
1981 PLAN                       (in thousands)            Price Per Share
                                --------------            ---------------
Outstanding at 7/1/92                296                   $12.50-$17.49
  Exercised                           68                   $12.50-$17.49
Outstanding at 6/30/93               228                   $12.50-$17.49
  Exercised                          113                   $12.50-$17.49
Outstanding at 6/30/94               115                   $15.00-$17.49
Options exercisable at 6/30/93       160
Options exercisable at 6/30/94        25


        In July 1990, the Board of Directors adopted the 1990 Stock Option Plan. The most significant terms of this plan provide that (1) options may be granted for 1.9 million shares of Common Stock, (2) the options are not exercisable for one year after the date of grant and thereafter up to twenty-five percent (25%) of the options may be exercised cumulatively during each of the four succeeding years, and (3) the option price shall be fifty percent (50%) of the fair market value of the stock of the Company on the date of grant. The options expire five years from the date of the grant.

        Stock option transactions relating to the 1990 Plan are summarized as follows:

                                       Shares
1990 PLAN                       (in thousands)            Price Per Share
                                --------------            ---------------
Outstanding at 7/1/92                552                   $7.70-$11.60
  Granted                            225                  $13.13-$15.75
  Exercised                           79                   $7.80-$11.60
  Cancelled                           31
Outstanding at 6/30/93               667                   $7.70-$15.75
  Granted                            227                  $16.75-$17.75
  Exercised                          112                   $7.80-$13.50
  Cancelled                           22
Outstanding at 6/30/94               760                   $7.70-$17.75
Options exercisable at 6/30/93       105
Options exercisable at 6/30/94       182

        In July 1991, the Board of Directors adopted the 1991 Stock Option Plan. The most significant terms of this plan provide that (1) options may be granted for 1.3 million shares of Common Stock, (2) the options are not exercisable for one year after the date of grant and thereafter up to twenty-five percent (25%) of the options may be exercised cumulatively during each of the four succeeding years, and (3) the option price shall be the fair market value of the stock on the date of the grant. The options expire five years from the date of the grant.

 Stock option transactions relating to the 1991 Plan are summarized as follows:

                                                 Shares
1991 PLAN                                 (in thousands)        Price Per Share
                                          --------------        ---------------
Outstanding at 7/1/92                            59              $24.20-$26.62
  Granted                                        71              $25.20-$31.68
  Exercised                                       2              $24.20
Outstanding at 6/30/93                          128              $24.20-$31.68
  Granted                                       181              $30.62-$37.68
  Exercised                                       1              $24.20-$25.20
Outstanding at 6/30/94                          308              $24.20-$37.68
Options exercisable at 6/30/93                   13
Options exercisable at 6/30/94                   44


(10) OPERATIONS BY GEOGRAPHIC AREA

The Company and its subsidiaries operate in one product segment: the manufacture and sale of electrical components.

        Net revenue by geographic area is summarized in the following tables:

                                                 Customer               Intercompany
1994                                              Revenue                    Revenue              Total
                                                 --------               ------------              -----
United States                                    $288,732               $  28,729                 $ 317,461
Far East North                                    303,161                  68,161                   371,322
Far East South                                    173,425                  18,151                   191,576
Europe                                            159,553                  11,479                   171,032
Americas (Non-U.S.)                                31,841                     811                    32,652
Other                                               7,396                  31,016                    38,412
Eliminations                                           --                (158,347)                 (158,347)
                                                 --------               ---------                 ---------
Consolidated                                     $964,108               $      --                 $ 964,108
                                                 ========               =========                 =========

                                                 Customer               Intercompany
1993                                              Revenue                    Revenue              Total
                                                 --------               ------------              -----

United States                                    $251,973               $  26,354                 $ 278,327
Far East North                                    282,836                  56,220                   339,056
Far East South                                    153,142                  17,541                   170,683
Europe                                            144,798                   9,288                   154,086
Americas (Non-U.S.)                                23,011                     713                    23,724
Other                                               3,523                  26,841                    30,364
Eliminations                                           --                (136,957)                 (136,957)
                                                 --------               ---------                 ---------
Consolidated                                     $859,283               $      --                 $ 859,283
                                                 ========               =========                 =========

                                                 Customer               Intercompany
1992                                              Revenue                    Revenue              Total
                                                 --------               ------------              -----
United States                                    $212,229               $  26,351                 $ 238,580
Far East North                                    269,279                  32,608                   301,887
Far East South                                    130,168                  16,674                   146,842
Europe                                            141,490                   5,442                   146,932
Americas (Non-U.S.)                                19,514                     485                    19,999
Other                                               3,512                  21,546                    25,058
Eliminations                                           --                (103,106)                 (103,106)
                                                 --------               ---------                 ---------
Consolidated                                     $776,192               $      --                 $ 776,192
                                                 ========               =========                 =========



        Net income by geographic area is as follows:

                                                   1994       1993        1992
                                                 --------     ------      -----
United States                                      $ 30,020   $ 21,548     $ 23,558
Far East North                                       40,083     37,173       32,854
Far East South                                       25,656     20,768       17,220
Europe                                               11,529      5,109        6,912
Americas (Non-U.S.)                                   1,099      1,390          414
Other                                               (13,362)   (14,009)     (13,578)
Eliminations                                           (173)      (924)          84
                                                   --------   --------     --------
Consolidated                                       $ 94,852   $ 71,055     $ 67,464
                                                   ========   ========     ========


        Identifiable assets by geographic area are as follows:

                                                   1994          1993           1992
                                                  ----------    --------        -------
United States                                      $  357,261    $303,045       $274,589
Far East North                                        447,384     383,553        311,717
Far East South                                        157,975     138,285        129,240
Europe                                                149,604     124,093        168,902
Americas (Non-U.S.)                                    17,102      15,139         11,540
Other                                                  40,218      33,134         34,032
Eliminations                                          (31,027)    (35,474)       (80,331)
                                                      --------   --------        -------
Consolidated                                       $1,138,517    $961,775       $849,689
                                                    =========    ========       ========


        Intercompany net revenues are generally at cost plus the normal mark-up charged to unaffiliated customers. Identifiable assets are those assets of the Company that are identified with operations in each country. During 1994, 1993 and 1992, the largest single customer accounted for less than 10% of consolidated net revenues.

(11) ACQUISITIONS AND INVESTMENTS
The Company periodically engages in the acquisition and/or divestiture of companies within the connector industry. These transactions have not been material to the financial position or results of operations of the Company, either individually or in the aggregate, and are therefore not separately identified herein.

        During fiscal 1994, Molex purchased the remaining shares outstanding of Molex Nanco Ltd. and acquired an additional 20 percent interest in Dongguan Molex South-China Connector Co. Ltd. During fiscal 1993, the Company increased its ownership percentage in Molex India Ltd. to 80 percent, and made minority investments in three international connector companies. Molex also sold its remaining shares in a majority owned company and sold a portion of one of its minority owned investments in fiscal 1993.

        The majority owned investments have been accounted for as purchases. Operating results have been included in the financial statements from the date of acquisition and did not have a significant effect on consolidated operating results. The minority investments have been accounted for on the equity basis of accounting.

FISCAL 1994, 1993, AND 1992 BY QUARTER
(in thousands, except per share--unaudited)

                                                             Quarter         1994                   1993(2)               1992
                                                            --------         -------                -------              --------

Net revenue                                                  1st             $233,244               $215,201              $186,968
                                                             2nd              224,896                202,487               189,304
                                                             3rd              238,568                206,011               191,688
                                                             4th              267,400                235,584               208,232

Gross profit                                                 1st               96,861                 88,722                75,520
                                                             2nd               94,196                 82,113                76,941
                                                             3rd              100,103                 83,167                77,943
                                                             4th              114,919                 98,601                87,957

Income before income taxes, minority interest
      and cumulative effect of change in
      accounting principle                                   1st               37,142                 32,708                27,444
                                                             2nd               35,917                 30,193                28,675
                                                             3rd               39,659                 31,102                28,677
                                                             4th               46,759                 39,475                32,616

Income taxes                                                 1st               15,357                 14,394                12,509
                                                             2nd               14,256                 13,621                12,351
                                                             3rd               15,761                 13,563                12,030
                                                             4th               17,812                 16,793                12,924

Net income                                                   1st               21,382                 14,660                14,882
                                                             2nd               21,405                 16,543                16,390
                                                             3rd               23,596                 17,408                16,595
                                                             4th               28,469                 22,444                19,597

Earnings per common share(1)                                 1st                 0.34                   0.23                  0.24
                                                             2nd                 0.34                   0.26                  0.26
                                                             3rd                 0.37                   0.28                  0.27
                                                             4th                 0.45                   0.36                  0.31


                                                                    LOW        HIGH       LOW        HIGH       LOW         HIGH
National Market System
Price of Stock: Common Stock(1)                              1st    30 1/4    38 1/4      23 7/8     30 1/4      22           27 7/8
                                                             2nd    31 3/4    36 1/2      26         30 7/8      22 7/8       29
                                                             3rd    33 1/2    38 1/2      25 3/4     33          24 1/4       31 5/8
                                                             4th    30 1/4    38 7/8      28 3/4     32 1/4      23 5/8       27 5/8

Class A Common Stock(1)                                      1st    27 1/2    35          23 1/4     28 3/8      20 7/8       26 7/8
                                                             2nd    29 1/2    34 3/4      24 3/4     29          22 7/8       27 7/8
                                                             3rd    32 1/2    36 3/4      24 3/8     30 1/2      22 7/8       30 1/4
                                                             4th    30 1/4    36 3/4      26 1/4     30          23           26 5/8


(1)Restated for the 25% stock dividend--November, 1992.

(2)During the fourth quarter of fiscal 1993, the Company retroactively changed its method of accounting for postretirement benefits other than pensions. The first three quarters of fiscal year 1993 have been restated to reflect this accounting change.