Form 10-K, Exhibit 13
period 1995-06-30
MOLEX INC
filed 1995-09-25
CIK 67472


FINANCIAL HIGHLIGHTS  (in thousands, except per share data)            1995               1994               CHANGE
- --------------------------------------------------------------------------------------------------------------------
OPERATIONS

Net revenue                                                            $  1,197,747     $   964,108            24%
Income before income taxes, minority interest and
   cumulative effect of change in accounting principle                      214,492         159,477            34%
Net income                                                                  124,035          94,852            31%
Net income as a percent of net revenue                                         10.4%            9.8%           --
Return on beginning shareholders' equity                                       14.1%           12.6%           --

PER SHARE

Net income                                                                     1.24             .96            29%
Dividends per common share                                                      .03             .02            50%
Book value                                                                    10.97            8.87            23%
Outstanding shares of stock                                             100,938,010      99,372,022            --
Number of shareholders:  Common Stock                                         6,062           5,550            --
                         Class A Common Stock                                 3,639           3,502            --
FINANCIAL POSITION

Total assets                                                           $  1,441,020     $ 1,138,517            27%
Working capital                                                             494,990         429,710            15%
Long-term debt                                                                8,122           7,350            11%
Backlog                                                                     245,702         175,836            40%
Shareholders' equity                                                      1,107,268         881,614            26%
Long-term debt/Shareholders' equity                                             0.7%            0.8%           --
Number of employees                                                           9,500           8,167            16%
Current ratio                                                                 2.8/1           3.1/1            --



USE OF NET REVENUES

24.7%   Materials                                       Wages, Salaries, Benefits   25.0%
20.6%   Energy, Rent, Insurance, Interest, etc.     Depreciation and Amortization    8.8%
10.2%   Taxes: Business, Income and Payroll                            Net Income   10.4%
0.3%    Dividends                                          Reinvested in Business   19.2%

MOLEX SALES BY REGION

28.8%   United States $344.7 Million                Far East North $367.7 Million   30.7%
17.7%   Far East South $211.9 Million           Americas (Non-U.S.) $38.4 Million    3.2%
19.0%   Europe $227.2 Million                                  Other $7.9 Million    0.6%

MOLEX SALES BY INDUSTRY

12%     Automotive                                            Home Entertainment/
37%     Computer/Business Equipment                               Home Appliance      32%
11%     Telecommunications                                                 Other       8%

The global connector market is estimated at $22.4 billion.* As the world's second-largest supplier, Molex has a 5.3% market share. There are more than 900 connector suppliers worldwide.

*Source: Fleck International

                                       P2
                                     MOLEX

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

The management of the Company is responsible for the information contained in the consolidated financial statements and in the other parts of this report. The accompanying consolidated financial statements of Molex Incorporated and its subsidiaries have been prepared in accordance with generally accepted accounting principles. In preparing these statements, management has made judgments based upon available information. To ensure that this information will be as complete, accurate and factual as possible, management has communicated to all appropriate employees requirements for accurate record keeping and accounting.

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


INDEPENDENT AUDITORS' REPORT


TO THE SHAREHOLDERS AND BOARD OF DIRECTORS,
MOLEX INCORPORATED, LISLE, ILLINOIS

We have audited the accompanying consolidated balance sheets of Molex Incorporated (a Delaware Corporation) and its subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, based on our audits, such consolidated financial statements present fairly, in all material respects, the financial position of Molex Incorporated and its subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

  As discussed in Notes 1 and 6 to the consolidated financial statements, the Company changed its method of accounting for certain postretirement benefits to conform with the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," in 1993.



/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
August 3, 1995

                                      P25
                                     MOLEX

TEN-YEAR FINANCIAL HIGHLIGHT SUMMARY
(in thousands, except per share data)

                          1995       1994        1993       1992       1991
- -------------------------------------------------------------------------------
OPERATIONS

Net revenue          $ 1,197,747   $964,108   $859,283   $776,192   $707,950
Gross profit             505,697    406,079    352,603    318,361    297,954
Income before
  income taxes,
  minority interest
  and cumulative
  effect of change
  in accounting
  principle              214,492    159,477    133,478    117,412    117,936
Income taxes              90,273     63,186     58,371     49,814     53,402
Income before
  cumulative
  effect of
  change in
  accounting
  principle              124,035     94,852     74,660     67,464     64,631
Net income               124,035     94,852     71,055     67,464     64,631
Earnings per
  common share
  before cumulative
  effect of
  change in
  accounting
  principle(1)              1.24        .96        .76        .69        .66
Earnings per
  common share(1)           1.24        .96        .72        .69        .66
Income before
  cumulative
  effect of
  change in
  accounting
  principle as
  a percent of
  net revenue              10.4%       9.8%       8.7%       8.7%       9.1%
Net income as a
  percent of
  net revenue              10.4%       9.8%       8.3%       8.7%       9.1%
- -------------------------------------------------------------------------------
FINANCIAL POSITION

Current assets       $   773,036   $635,104   $497,560   $434,277   $402,208
Current liabilities      278,046    205,394    165,368    168,209    155,593
Working capital          494,990    429,710    332,192    266,068    246,615
Current ratio                2.8        3.1        3.0        2.6        2.6
Property, plant
  & equipment, net       567,303    440,995    385,828    362,719    280,761
Total assets           1,441,020  1,138,517    961,775    849,689    726,740
Long-term debt             8,122      7,350      7,510      7,949      9,136
Shareholders'
  equity               1,107,268    881,614    751,654    660,389    550,742
Return on
beginning
shareholders'
equity before
cumulative effect
of change in
accounting
principle                  14.1%      12.6%      11.3%      12.2%      13.4%
Return on beginning
shareholders' equity       14.1%      12.6%      10.8%      12.2%      13.4%
Dividends per
  common share(1)           0.03       0.02       0.02       0.01       0.01
Weighted average
  common shares
  outstanding(1)         100,015     98,976     98,439     97,892     97,356
- -------------------------------------------------------------------------------


(1) Restated for the following stock split/dividends: 25%-August, 1995; 25%-November, 1994; 25%-November, 1992.

                                      P26
                                     MOLEX

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS

Fiscal 1995 was a year of strong growth and improved profitability for Molex. We believe that this performance is a direct result of our global position as a primary supplier to many of the world's largest and most respected companies. Additionally, the Company has a substantial presence in the faster growing product segments and geographic regions of the connector industry. Fiscal 1995 was particularly noteworthy in that Molex surpassed the $1 billion net revenue level. This milestone was achieved as net revenues increased 24.2 percent to a new high of $1.2 billion. Again this year, Molex's net revenues grew at a rate significantly faster than the estimated 8.6 percent increase reported for the worldwide connector industry. The Company's fiscal 1995 net income increased
30.8 percent to a record $124.0 million, or 10.4 percent of net revenue. All regions improved their net return on sales, with substantial improvement in the Far East South and Europe. Additionally, Molex gained further access to the rapidly growing local area network market with the acquisition of Mod-Tap W. Corp. (Mod-Tap) in February, 1995. As we begin the fiscal year ending June, 1996, Molex has a record backlog of $245.7 million, which is a 39.7 percent increase over the prior year's amount of $175.8 million.


                                     The Growth of Molex vs. the Worldwide Connector Industry

                       1985   1986    1987    1988     1989    1990    1991    1992    1993   1994    1995
                       ----   ----    ----    ----     ----    ----    ----    ----    ----   ----    ----
Molex                  100     115     153     198     226     235     280     307     339     381     473
Worldwide
 Connector
 Industry*             100     111     116     144     145     150     151     153     153     159     173


*Source: Fleck International


INVESTOR RETURNS

Molex is committed to providing its shareholders with a strong return on their investment. Our total return to shareholders over the last five years has averaged an annual compounded return of 21.3 percent, compared to the 15.0 percent return of the S&P MidCap 400 over the same period of time. A $100 investment in Molex Common Stock at June 30, 1990, together with the reinvestment of dividends, would be worth $263 at June 30, 1995.

   On November 28, 1994, Molex paid a 25 percent stock dividend to its shareholders. In addition, on August 2, 1995, the Molex Board of Directors declared a 25 percent stock dividend, which will be paid on September 15, 1995 to shareholders of record as of August 25, 1995. The Board of Directors also increased the annual cash dividend to $0.06 per share. This increased cash dividend will be paid on the 25 percent stock dividend that was declared in August, 1995, thus increasing the annual cash dividend by 87.5 percent. This is the seventh stock dividend Molex has paid to shareholders within the last 13 years. All shares outstanding, earnings and dividends per share have been retroactively restated for the stock dividends.


                                           Molex Common Stock/High-Low-Close By Quarter

                      Fiscal 1991                            Fiscal 1992                             Fiscal 1993
            ---------------------------------     ---------------------------------     ---------------------------------
COMMON      SEP-90   DEC-90   MAR-91   JUN-91     SEP-91   DEC-91   MAR-92   JUN-92     SEP-92   DEC-92   MAR-93   JUN-93
High        11.648   13.184   15.426   15.104     17.840   18.560   20.240   17.680     19.360   19.760   21.120   20.640
Low          8.448    9.472   11.264   13.824     14.080   14.640   15.520   15.120     15.280   16.640   16.480   18.400
Close        9.280   11.904   14.848   13.952     14.976   18.304   15.872   16.000     17.920   17.043   20.480   19.840

                      Fiscal 1994                            Fiscal 1995
          ---------------------------------       ---------------------------------
COMMON    SEP-93   DEC-93   MAR-94   JUN-94       SEP-94   DEC-94   MAR-95   JUN-95
High      24.480   23.360   24.640   24.880       28.160   28.800   29.100   31.400
Low       19.360   20.320   21.440   19.360       24.000   24.800   24.800   28.200
Close     23.200   22.720   21.440   24.320       27.250   27.625   28.625   31.000





              1995              Sales by Region                1985
                                   June 30
Far East North            30.7%                 United States              41.8%
United States             28.8%                 Far East North             28.8%
Europe                    19.0%                 Europe                     14.0%
Far East South            17.7%                 Far East South             10.8%
Americas (Non U.S.)        3.2%                 Americas (Non U.S.)         4.3%
Other                      0.6%                 Other                       0.3%


In fiscal 1968, Molex entered the international connector market with annual net revenues of $54 thousand. Today, 27 years later, international customer sales have grown to $853.1 million and represent approximately 71 percent of Molex's worldwide net revenues. International net revenues, as a percent of total net revenues, increased one percent from fiscal 1994 due to the strong growth in Europe and the Far East South and to the generally weaker U.S. dollar.

  International operations are subject to currency exchange rate fluctuations and government actions. Molex monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system and the establishment of contra-cur-

                                      P27
                                     MOLEX

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

rency accounts in several international subsidiaries. Due to the uncertainty of the foreign currency exchange markets, Molex cannot reasonably predict future trends related to foreign currency fluctuations. Foreign currency fluctuations have impacted Molex's results in the past and may impact results in the future.

FINANCIAL POSITION & LIQUIDITY

Molex has an exceptionally strong balance sheet. Cash and short-term investments at June 30,1995, equaled $313.1 million and represented 21.7 percent of total consolidated assets. Cash and short-term investments increased $35.7 million during fiscal 1995. Molex's long-term corporate philosophy is to utilize internal sources of funds for investing in plant, equipment and acquisitions. The Company uses external borrowings only when a clear financial advantage exists.

  Cash provided from operations was $224.6 million during fiscal 1995. At this level, the Company's operations generate sufficient cash to support all investing and financing activities. Strong efforts at working capital management continue to support the generation of cash from operations. The net trade accounts receivable balance increased $61.1 million during fiscal year 1995. The translation effects of foreign currency and the acquisition of Mod-Tap accounted for $26.7 million of the increase. The remaining increase is due to the record revenues the Company experienced during the month of June, 1995. The average day's sales outstanding in trade accounts receivable of 79 remains unchanged from the prior year.

  Inventory increased during fiscal year 1995 from $113.3 million at June 30, 1994 to $150.8 million at June 30, 1995. Average inventory days have improved to 76 days from the 79 days reported last fiscal year. Factoring out the change in exchange rates due to the generally weaker U.S. dollar and the acquisition of Mod-Tap, inventory at June 30, 1995 increased $23.3 million over the prior year's balance.

  Cash used for investments increased $49.0 million over the fiscal 1994 level due primarily to the higher level of purchases for property, plant and equipment during fiscal 1995. During 1995, Molex continued its commitment to investing in new tooling, equipment and facilities. Capital expenditures equaled $186.9 million for fiscal 1995, increasing 44.4 percent from $129.5 million expended during the previous fiscal year. Approximately, 87 percent of the fixed asset purchases during fiscal 1995 were for tooling and equipment directly related to improving efficiencies and increasing revenues. Molex also spent $11.2 million to add new facilities in Ettlingen, Germany and Shanghai, China. In addition, facilities were expanded in Pinellas Park, Florida and Lisle, Illinois. These additions increased the worldwide facility floor space to 3.3 million square feet.

  For the fiscal year ending June 30, 1996, we expect capital expenditures to increase to between $200 and $205 million. This increase in capital expenditures is a result of the much stronger sales and the required investment in plants, equipment and technology to meet our customers' needs. During fiscal 1996, we expect to open new facilities in China and South Africa and expand facilities in Japan, Korea, Singapore, Ireland, India and Mexico.

  During fiscal 1995, $7.0 million was expended to purchase the remaining shares of Molex Fiber Optics Inc. and Molex Eastern Europe S.A., and increase Molex's ownership interest in Molex (India) Ltd. and DeCoupage Moulage De Savoie S.A. In addition, $9.3 million in cash, along with 1.2 million shares of Class A Common Stock, was used to purchase Mod-Tap. These expenditures were higher than fiscal 1994, when $3.1 million was expended to purchase the remaining shares outstanding of Molex Nanco Ltd. and to purchase an additional 20 percent interest in Dongguan Molex South-China Connector Co. Ltd.

  Management is confident that the Company's liquidity and financial flexibility are adequate to support its current and future growth. The Company also has available lines of credit totaling $57.9 million, all of which remained unused at June 30, 1995.

  The weighted average shares outstanding for the current fiscal year increased to 100.0 million from the 99.0 million for fiscal 1994. The increase in shares outstanding is attributable to the 1.2 million shares issued pursuant to the Mod-Tap acquisition and to the exercise of employee stock options and the issuance of employee stock awards. The Company also purchased 125,000 shares of treasury stock during fiscal year 1995. Molex did not purchase any treasury stock on the open market during fiscal year 1994.

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

                                      P28
                                     MOLEX

PERCENTAGE OF NET REVENUE
Fiscal Year Ended June 30

                                                                        PERCENTAGE CHANGE
                                          1995      1994      1993     1995-94    1994-93
- -----------------------------------------------------------------------------------------
Net revenue                              100.0%    100.0%    100.0%     24.2%      12.2%
Cost of sales                             57.8      57.9      59.0      24.0%      10.1%
- -----------------------------------------------------------------------------------------
Gross profit                              42.2      42.1      41.0      24.5%      15.2%
Operating expenses                        24.9      25.8      25.6      20.0%      13.2%
- -----------------------------------------------------------------------------------------
Income from operations                    17.3      16.3      15.4      31.7%      18.4%
Total other income                         0.6       0.2       0.1     249.6%     259.6%
- -----------------------------------------------------------------------------------------
Income before income taxes,
  minority interest and
  cumulative effect of change
  in accounting principle                 17.9      16.5      15.5      34.5%      19.5%
Income taxes                               7.5       6.6       6.8      42.9%       8.2%
Minority interest                          0.0      -0.1       0.0      87.2%    -221.9%
- -----------------------------------------------------------------------------------------
Income before cumulative effect of
  change in accounting principle          10.4       9.8       8.7      30.8%      27.0%
Cumulative effect of change in
  method of accounting for
  postretirement benefits other
  than pensions, net of tax                  -         -       0.4         -          -
- -----------------------------------------------------------------------------------------
Net income                                10.4%      9.8%      8.3%     30.8%      33.5%
=========================================================================================

FISCAL 1995 COMPARED TO FISCAL 1994

During fiscal year 1995, Molex net revenues increased 24.2 percent to an all-time high of $1.2 billion, compared to $964.1 million during fiscal year 1994. Excluding the change in exchange rates due to the generally weaker U.S. dollar, net revenue increased 18.2 percent. Net revenues of Mod-Tap added $16.5 million or 1.4 percent to fiscal year 1995 net revenues.

  Customer net revenues in the Far East North increased 21.3 percent in U.S. dollars and 8.9 percent in local currencies as the value of the Japanese yen continued to gain strength against the U.S. dollar. Domestic sales in Japan improved slightly from last fiscal year as business levels in the electronic industry improved modestly. Price erosion continued to impact sales, but strong demand for new products, including microminiature connectors, helped to overcome this pressure. Molex Japan has also become a leading supplier to the notebook PC industry. In addition, Molex Japan's expertise in miniaturization technologies leaves Molex well positioned to take full advantage of the growth opportunities in the computer and automotive electronics industries. Sales and profits in Korea remain very strong due to the robust growth in the automotive and telecommunications industries.

  The U.S. Region's customer net revenues increased 19.4 percent during fiscal year 1995. Included in this total are the sales of Mod-Tap since the date of acquisition. Excluding the impact of Mod-Tap's net revenues, customer net revenues in the U.S. Region increased 13.6 percent from last fiscal year. The U.S. Commercial Division sales were strong due to increased demand in the home appliance, automotive and high-end TV market. Net revenues to the automotive market are expected to increase significantly in fiscal year 1996, as Molex starts shipping its new automotive connector products. Revenues in the U.S. Data/Comm Division were weak during the first six months of fiscal year 1995, but have improved during the second half. Unit volume sales have increased to the computer notebook and workstation markets, but intense price erosion continues to impact the operating margins. Molex's fiber optic sales continue to be the fastest growing segment of the U.S. Region as fiber optics are becoming the wiring of choice in the telecommunications industry.

  The Far East South is the fastest growing connector market in the world. Customer revenues in the region increased 22.2 percent in U.S. dollars and
17.8 percent in local currencies. Sales in this region remain strong due to continued growth in the personal computer and hard disk drive industries. Molex is investing in tooling and equipment throughout the region to support the continued strong growth. In addition to the strong revenue growth, the region has managed to increase profits, despite continuing price erosion, to 15.0 percent of sales during fiscal 1995, up from last fiscal year's 13.4 percent.

  In Europe, customer net revenues increased 42.4 percent in U.S. dollars and
28.8 percent in local currencies as the value of the U.S. dollar weakened against most of the major European currencies. Overall, the European connector market has emerged from several years of recession and negative growth. Net revenues have increased significantly due to the mobile telecommunications and automotive industries. Molex has made significant market share gains in the European cellular phone industry. The increase in sales, continued tight control of expenses and the favorable effects of our ongoing restructuring, increased the net return on sales to 9.2 percent in fiscal 1995 from 6.7 percent of sales during fiscal year 1994. The European reorganization is expected to be completed by the end of fiscal 1996, which should result in further improvements in profitability.

  Customer net revenues in the Americas (Non-U.S.) region grew 20.5 percent and net income has nearly doubled to 8.1 per-

                                      P29
                                     MOLEX

MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

cent net return on sales. The severe devaluation of the Mexican peso during fiscal 1995 did not have a material effect on the consolidated results, as Molex's operations in Mexico primarily transact business in U.S. dollars. We expect to see further increases in net revenues and profits in fiscal 1996.

  The consolidated gross profit improved slightly to 42.2 percent of net revenues during fiscal 1995 from 42.1 percent during fiscal 1994. The Company was able to offset the effects of higher raw material prices and price erosion with improved factory utilization and product mix.

  Operating expenses as a percent of net revenues decreased slightly from 25.8 percent in fiscal 1994 to 24.9 percent in fiscal 1995. This decrease is the result of controlled headcount additions despite the 24.2 percent increase in net revenues. Net revenues per employee have increased from $118.1 thousand in fiscal 1994 to $126.1 thousand during fiscal 1995.

  Research and development expenditures reached an all-time high of $78.1 million and represented 6.5 percent of sales during fiscal 1995, decreasing from 6.7 percent of sales during fiscal 1994. Approximately 23 percent of fiscal 1995 net revenues resulted from the sale of products that Molex has released within the past three years. These expenditures, coupled with the efforts of our engineering department, resulted in the release of a record 207 new product families and the granting of 259 new patents during fiscal year 1995. The continued increase in research and development reflects Molex's long-term commitment to the reinvestment of its profits in new product design and tooling. We believe this commitment has significantly improved our competitive position.

  Foreign currency translation losses decreased 16.2 percent from fiscal 1994 losses when the Company incurred high losses in Brazil as a result of the severe devaluation of the cruzeiro against the U.S. dollar.

  Interest income, net of interest expense for fiscal 1995, has increased 86.8 percent from fiscal 1994. This increase is the result of higher short-term investment balances during fiscal 1995 coupled with the return of higher interest rates earned in many of the countries where the Company has significant short-term investments. Interest expense has remained relatively unchanged from fiscal 1994.

  The effective tax rate increased to 42.1 percent during fiscal 1995 from 39.6 percent during fiscal 1994. The increase reflects increased pretax profitability in countries with higher effective tax rates coupled with the inability of the Company to utilize all of its foreign tax credits generated during fiscal 1995.

  Net income increased 30.8 percent to $124.0 million. Earnings per share increased to $1.24 during fiscal 1995 from $0.96 during fiscal 1994. Excluding the effects of currency fluctuations, net income increased 23 percent over fiscal 1994 net income.

  During the first quarter of fiscal 1995, Molex adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS 115 requires that the carrying value of certain investments be adjusted to their fair value. Adoption of the statement did not have a material effect on the financial condition or consolidated results of operations of the Company.

FISCAL 1994 COMPARED TO FISCAL 1993

During fiscal 1994, Molex net revenues increased 12.2 percent to $964.1 million, compared to $859.3 million during fiscal year 1993. Excluding the change in exchange rates due to the generally weaker U.S. dollar, net revenue increased 10.9 percent.

  The Far East North Region's customer revenues increased 7.2 percent in U.S. dollars, but declined slightly in local currencies. The softness in the electronics industry combined with price erosion affected our Japanese domestic sales, but demand for Molex Japan products remained strong outside the region as Japanese companies continued to relocate some of their production outside of Japan and other non-Japanese companies designed-in Molex Japan's microminiature products. During fiscal year 1994, the region also focused on productivity improvements and efficiencies that allowed the region to report a slight improvement in net return on sales from fiscal 1993.

  The customer net revenues in the U.S. Region increased 14.6 percent during fiscal year 1994 to $288.7 million. The sales growth was the result of increased customer penetration in the computer and telecommunications market. We also continued to see increased demand for our fiber optic products. The region was able to overcome some of the effects of price erosion in the computer market through improved manufacturing efficiencies.

  Far East South customer net revenues increased 13.2 percent over fiscal year 1993. However, during the third quarter of fiscal 1993, Molex sold a manufacturing facility in Singapore and transferred part of the region's harness operations to a newly formed joint venture company. Adjusting for this change, regional net revenues increased 18 percent from fiscal year 1993. This strong growth was primarily due to increased customer penetration at many of the multinational companies that

                                      P30
                                     MOLEX
have relocated manufacturing operations to the region and to the continued strong growth in the personal computer and disk drive industries.
Profitability in the region has improved from 12.2 percent in fiscal 1993. This increase is due to the previously mentioned disposition of low margin operations in Singapore, improved factory utilization and to operational improvements in our Taiwanese R.F. Division that was acquired during fiscal 1991.

  In Europe, customer net revenues improved 20.7 percent in local currencies, but increased 10.2 percent in U.S. dollars. Increased customer demand in the U.K., Ireland and France offset the continued weakness in the German connector market. Molex continued its efforts to improve the regional profitability through several restructuring actions during fiscal year 1994. We consolidated our French connector manufacturing operation into an enlarged facility in Biberach, Germany. We began the process of progressively improving the routing of our product flow from our manufacturing facilities to our customers. The above efforts contributed to increasing the regional profitability from 3.3 percent of sales during fiscal year 1993 to 6.7 percent of sales during fiscal year 1994.

  The consolidated gross profit improved during fiscal 1994 to 42.1 percent of net revenues compared to 41.0 percent during fiscal 1993. The Company was able to offset the effects of price erosion and increased depreciation charges with improved production efficiencies. Material prices and labor costs have remained relatively stable during fiscal 1994.

  Operating expenses as a percent of net revenue increased slightly from 25.6 percent in fiscal 1993 to 25.8 percent in fiscal 1994. This increase was due, in part, to higher research and development expenditures.

  Research and development expenditures represented 6.7 percent of sales during fiscal 1994, increasing from 6.5 percent of sales during fiscal 1993. The increase in research and development expenditures reflects Molex's long-term commitment to the reinvestment of profits in new product design and tooling.

  The foreign currency transaction losses decreased 29.8 percent from fiscal 1993 losses when the Company incurred high losses due to the abrupt devaluation of several European currencies. The majority of the exchange losses during fiscal 1994 were due to exchange losses in Brazil as a result of the severe devaluation of the cruzeiro against the U.S. dollar.

  Interest income, net of interest expense for fiscal 1994 increased 2.0 percent from fiscal 1993. Higher short-term investment balances during fiscal 1994 were able to offset lower interest rates earned in many of the countries where the Company has significant short-term investments. Interest expense has remained relatively unchanged from fiscal 1993.

  The effective tax rate decreased to 39.6 percent during fiscal 1994 from 43.7 percent during fiscal 1993. The decrease reflects increased pretax profitability in countries with lower effective tax rates coupled with the ability of the Company to utilize additional foreign tax credits.

  Earnings before the cumulative effect of change in accounting principle increased 27.0 percent to $94.9 million. Earnings per share increased to $0.96 during fiscal 1994 from $0.72 during fiscal 1993. Excluding the effects of currency fluctuations, earnings before the cumulative effect of change in accounting principle increased 24.0 percent over fiscal 1993 earnings.

OUTLOOK

Fiscal 1995 was an outstanding year for Molex, with all geographic regions experiencing significantly faster growth than the overall connector industry. The outlook for fiscal 1996 appears equally as bright. Worldwide, the connector industry is expected to increase 6 to 7 percent.

  Molex expects, once again, to surpass its goals of growing at twice the connector industry rate and generating a 10 percent net return on sales for the fiscal year ending June 30, 1996. We believe that price erosion and modest material price increases will continue in the connector industry. Molex will continue to make the necessary improvements in productivity and operating efficiencies to help offset these pressures.

  We believe Molex is extremely well positioned to continue growing faster than the overall connector industry while achieving our profit goals. Molex continues to emphasize expansion in the most rapidly growing markets and geographic regions. We keep close to our customers and emphasize early involvement with our customer's engineers to ensure we provide the exact interconnection products required.

                                      P31
                                     MOLEX

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

ASSETS                                                                                            June 30,
                                                                                           1995              1994
- -------------------------------------------------------------------------------------------------------------------
Current assets:
Cash and cash equivalents                                                              $    253,552    $    220,681
Short-term investments                                                                       59,563          56,737
Accounts receivable:
  Trade, less allowance of $11,934 in 1995 and
  $8,916 in 1994 for doubtful accounts                                                      277,993         216,866
 Employee                                                                                     4,821           4,808
Inventories                                                                                 150,836         113,266
Deferred income taxes (Note 5)                                                               19,874          18,665
Prepaid expenses                                                                              6,397           4,081
- -------------------------------------------------------------------------------------------------------------------
Total current assets                                                                        773,036         635,104
- -------------------------------------------------------------------------------------------------------------------



Property, plant and equipment
- -------------------------------------------------------------------------------------------------------------------
  at cost (Notes 3 and 8):
Land and improvements                                                                        49,919          44,525
Buildings and leasehold improvements                                                        249,104         199,523
Machinery and equipment                                                                     658,655         510,143
Molds and dies                                                                              308,627         246,203
- -------------------------------------------------------------------------------------------------------------------
                                                                                          1,266,305       1,000,394




Less accumulated depreciation and amortization                                              699,002         559,399
- -------------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                           567,303         440,995
- -------------------------------------------------------------------------------------------------------------------



Other assets                                                                                100,681          62,418
- -------------------------------------------------------------------------------------------------------------------
                                                                                        $ 1,441,020     $ 1,138,517
===================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.

                                      P32
                                     MOLEX


LIABILITIES AND SHAREHOLDERS' EQUITY                                                                JUNE 30,
                                                                                           1995                1994
- --------------------------------------------------------------------------------------------------------------------
Current liabilities:
Current portion of long-term debt (Note 3)                                              $       152     $       184
Accounts payable                                                                            128,146          96,659
Accrued expenses:
  Salaries, commissions and bonuses                                                          33,535          28,924
  Other                                                                                      51,405          37,113
Income taxes (Note 5)                                                                        64,000          41,878
Dividends payable                                                                               808             636
- -------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                   278,046         205,394
- -------------------------------------------------------------------------------------------------------------------
Deferred items:
Investment grants                                                                             2,574           2,570
Income taxes (Note 5)                                                                        10,736          12,042
- -------------------------------------------------------------------------------------------------------------------
Total deferred items                                                                         13,310          14,612
- -------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefits (Notes 6 and 7)                                              32,170          26,363
- -------------------------------------------------------------------------------------------------------------------
Long-term debt (Note 3)                                                                       8,122           7,350
- -------------------------------------------------------------------------------------------------------------------
Minority interest in subsidiaries                                                             2,104           3,184
- -------------------------------------------------------------------------------------------------------------------
Shareholders' equity (Notes 2, 4 and 9):
Common Stock, $.05 par value; 60,000 shares authorized;
  51,896 shares issued at 1995 and 51,484 shares issued at 1994                               2,075           1,646
Class A Common Stock, $.05 par value; 60,000 shares authorized;
  52,433 shares issued at 1995 and 51,185 shares issued at 1994                               2,097           1,637
Class B Common Stock, $.05 par value; 146 shares authorized;
  94 shares issued at 1995 and 1994                                                               5               5
Paid-in capital                                                                             101,534          56,464
Retained earnings                                                                           850,533         729,547
Deferred unearned compensation                                                              (13,771)         (7,223)
Treasury stock (Common Stock, 1,706 shares at 1995 and 1,638 shares at 1994;
  Class A Common Stock, 1,779 shares at 1995 and 1,753 shares at 1994), at cost             (35,749)        (31,749)
Cumulative translation adjustments                                                          200,544         131,287
- -------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                1,107,268         881,614
- -------------------------------------------------------------------------------------------------------------------
                                                                                        $ 1,441,020     $ 1,138,517
===================================================================================================================


                                      P33
                                     MOLEX

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

                                                                                           For the year ended June 30,

                                                                                     1995            1994            1993
- --------------------------------------------------------------------------------------------------------------------------
Net revenue                                                                     $ 1,197,747      $ 964,108       $ 859,283
Cost of sales                                                                       692,050        558,029         506,680
- --------------------------------------------------------------------------------------------------------------------------
Gross profit                                                                        505,697        406,079         352,603
- --------------------------------------------------------------------------------------------------------------------------
Operating expenses:
Selling                                                                             129,152        109,531          98,486
Administrative                                                                      169,331        139,153         121,218
- --------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                            298,483        248,684         219,704
- --------------------------------------------------------------------------------------------------------------------------
Income from operations                                                              207,214        157,395         132,899
- --------------------------------------------------------------------------------------------------------------------------
Other income (expense):
Foreign currency transaction loss                                                    (2,759)        (3,291)         (4,689)
Interest                                                                             10,037          5,373           5,268
- --------------------------------------------------------------------------------------------------------------------------
Total other income                                                                    7,278          2,082             579
- --------------------------------------------------------------------------------------------------------------------------
Income before income taxes, minority interest and cumulative effect of change
  in accounting principle                                                           214,492        159,477         133,478
Income taxes (Note 5)                                                                90,273         63,186          58,371
- --------------------------------------------------------------------------------------------------------------------------
Income before minority interest and cumulative effect of change in
  accounting principle                                                              124,219         96,291          75,107
Minority interest                                                                      (184)        (1,439)           (447)
- --------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of change in accounting principle                   124,035         94,852          74,660
Cumulative effect of change in method of accounting for postretirement
  benefits other than pensions, net of tax                                               --             --           3,605
- --------------------------------------------------------------------------------------------------------------------------
Net income                                                                      $   124,035     $   94,852      $   71,055
==========================================================================================================================
Earnings per common share (Based upon weighted average common shares outstanding):
Earnings per common share before cumulative effect of change in
  accounting principle                                                          $      1.24     $      .96      $      .76
Cumulative effect of change in method of accounting for postretirement
  benefits other than pensions per share                                                 --             --             .04
- --------------------------------------------------------------------------------------------------------------------------
Earnings per common share                                                       $      1.24     $      .96      $      .72
- --------------------------------------------------------------------------------------------------------------------------
Dividends per common share (Note 2)                                             $     .0304     $    .0240      $    .0170
- --------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding                                          100,015         98,976          98,439
- --------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                                      P34
                                     MOLEX

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

                                                                                 For the year ended June 30,
                                                                            1995            1994            1993
- --------------------------------------------------------------------------------------------------------------------
Common Stock
Balance at beginning of period                                           $     1,646      $   1,632       $   1,297
Exercise of stock options                                                         16             14               9
Stock split effected in the form of a dividend                                   413             --             326
- --------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                       2,075          1,646           1,632
Class A Common Stock
Balance at beginning of period                                                 1,637          1,630           1,300
Exercise of stock options                                                          1              7               5
Purchase of business                                                              49             --              --
Stock split effected in the form of a dividend                                   410             --             325
- --------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                       2,097          1,637           1,630
Class B Common Stock
Balance at beginning and end of period                                             5              5               5
Paid-in capital
Balance at beginning of period                                                56,464         47,052          42,094
Exercise of stock options                                                      4,493          4,952           3,044
Disposition of treasury stock                                                  1,112            650             467
Stock options granted                                                          9,983          3,810           2,234
Purchase of business                                                          30,420             --              --
Stock split effected in the form of a dividend                                  (938)            --            (787)
- --------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                     101,534         56,464          47,052
Retained earnings
Balance at beginning of period                                               729,547        637,074         567,695
Net income                                                                   124,035         94,852          71,055
Cash dividends                                                                (3,049)        (2,379)         (1,676)
- --------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                     850,533        729,547         637,074
Treasury stock
Balance at beginning of period                                               (31,749)       (31,107)        (31,040)
Purchase of treasury stock                                                    (4,610)        (1,120)           (720)
Disposition of treasury stock                                                    610            478             653
- --------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                     (35,749)       (31,749)        (31,107)
Deferred unearned compensation
Balance at beginning of period                                                (7,223)        (6,235)         (5,697)
Stock options granted                                                         (9,983)        (3,810)         (2,234)
Amortization of deferred unearned compensation                                 3,435          2,822           1,696
- --------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                     (13,771)        (7,223)         (6,235)
Cumulative translation adjustments
Balance at beginning of period                                               131,287        101,603          84,735
Net effect of translation adjustment                                          69,257         29,684          16,868
- --------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                     200,544        131,287         101,603
- --------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                               $ 1,107,268      $ 881,614       $ 751,654
====================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                      P35
                                     MOLEX

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                                 For the year ended June 30,
                                                                             1995           1994            1993
- --------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, beginning of period                             $ 220,681      $ 174,526       $ 149,378
Cash and cash equivalents were provided from (used for):
Operations:
Net income                                                                   124,035         94,852          71,055
Add (deduct) non-cash items included in net income:
Cumulative effect of change in accounting for
  postretirement benefits other than pensions                                     --             --           3,605
Depreciation and amortization                                                104,857         88,787          76,193
Deferred income taxes                                                           (603)        (1,212)         (1,497)
(Gain) Loss on sale of property, plant and equipment                             (51)        (1,047)            947
Minority interest                                                                184          1,439             447
Amortization of deferred unearned compensation                                 3,435          2,822           1,696
Amortization of deferred investment grants                                      (187)          (240)           (271)
Other (credits) charges to earnings--net                                        (553)           613           1,517

Current items:
Accounts receivable                                                          (35,289)       (23,903)        (17,088)
Inventories                                                                  (23,705)        (4,454)         (7,861)
Prepaid expenses                                                                (257)           172            (955)
Accounts payable                                                              16,846         12,615          (8,702)
Accrued expenses                                                              15,482         17,285           8,207
Income taxes                                                                  20,455          3,385           8,987
- --------------------------------------------------------------------------------------------------------------------
Net cash provided from operations                                            224,649        191,114         136,280
- --------------------------------------------------------------------------------------------------------------------
Investments:

Purchases of property, plant and equipment                                  (186,877)      (129,458)        (93,181)
Proceeds from sale of property, plant and equipment                            3,041          4,709           4,132
Purchases of businesses, net of cash acquired                                (16,338)        (3,106)         (2,418)
Increase in short-term investments                                            (2,826)       (23,838)        (16,146)
Increase in other assets                                                      (1,329)        (3,601)         (8,762)
- --------------------------------------------------------------------------------------------------------------------
Net cash used for investments                                               (204,329)      (155,294)       (116,375)
- --------------------------------------------------------------------------------------------------------------------
Financing:

Decrease in long-term debt                                                      (945)          (169)         (1,314)
Cash dividends paid                                                           (2,998)        (2,217)         (1,584)
Exercise of stock options                                                      2,992          2,915           1,998
Purchase of treasury stock                                                    (3,712)            --              --
Disposition of treasury stock                                                  1,722          1,128           1,120
- --------------------------------------------------------------------------------------------------------------------
Net cash (used for) provided from financing                                   (2,941)         1,657             220
- --------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                       15,492          8,678           5,023
- --------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                     32,871         46,155          25,148
- --------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, end of period                                   $ 253,552      $ 220,681       $ 174,526
====================================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest                                                                   $     931      $     795       $     840
Income taxes                                                               $  70,251      $  57,721       $  49,555
- --------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                      P36
                                     MOLEX

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the major accounting policies and practices of Molex Incorporated and subsidiaries that affect significant elements of the accompanying consolidated financial statements. Supplemental disclosure of noncash investing and financing activities are included in note 11.

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Molex Incorporated (the Parent Company) and its subsidiaries. All material intercompany balances and transactions have been eliminated.

(B) SHORT-TERM INVESTMENTS

Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS 115 requires that the carrying value of certain investments be adjusted to their fair value. Adoption of this statement did not have a material effect on the financial condition or consolidated results of operations of the Company. Short-term investments are available for sale and consist of a variety of highly-liquid investments, with maturities generally less than twelve months.

(C) FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include short-term investments and long-term debt. The carrying amounts of the financial instruments approximate their fair value.

(D) INVENTORIES

Inventories are valued at the lower of first-in, first-out cost or market. Inventories at June 30 consisted of the following:

                                   1995        1994
- ------------------------------------------------------
Raw materials                 $   29,424    $  20,940
Work in progress                  59,042       42,865
Finished goods                    62,370       49,461
- ------------------------------------------------------
                              $  150,836    $ 113,266
======================================================

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

(F) RESEARCH AND DEVELOPMENT AND PATENT COSTS

Costs incurred in connection with the development of new products and applications are charged to operations as incurred. Total research and development costs equaled $78,092 in 1995; $64,772 in 1994 and $56,204 in 1993.

  Included in these totals are patent costs of $4,895, $3,252 and $2,784 for the years ended June 30, 1995, 1994 and 1993, respectively.

(G) REVENUE RECOGNITION

The Company recognizes revenue at the date of shipment.

(H) CURRENCY TRANSLATION

Assets and liabilities of international entities have been translated at current exchange rates, and income and expenses have been translated using average exchange rates.

(I) GOODWILL

Goodwill is charged to earnings on a straight-line basis over the periods estimated to be benefited, currently not exceeding 20 years.

(J) RECLASSIFICATIONS

Certain reclassifications have been made to the prior years' financial statements in order to conform to the 1995 classifications.

(2) CAPITAL STOCK

The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50% of the authorized number of shares of Class B Common Stock continue to be outstanding, all matters, other than the election of directors, submitted to a vote of the shareholders must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock, voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action that requires shareholder approval other than the election of directors. There are 25 million shares of preferred stock authorized, none of which were issued or outstanding during the three years ended June 30, 1995.

  On October 21, 1994 and August 2, 1995, the Board of Directors declared 25% stock dividends. One quarter share of Molex Common Stock was distributed for each share of Common Stock and Class B Common Stock outstanding. In addition, one quarter share of Class A Common Stock was distributed for each share of Class A Common Stock outstanding. The October, 1994 stock dividend was paid on November 28, 1994 to shareholders of record as of November 7, 1994. The August, 1995 stock dividend will be paid on September 15, 1995 to shareholders of record as of August 25, 1995. All stock and stock option amounts, as well as earnings, dividends and market prices per common share have been retroactively restated for the stock dividends.

                                      P37
                                     MOLEX

  The Class B Common Stock can be converted into Common Stock on a share-for-share basis at any time at the option of the holder. The authorized Class A Common Stock would automatically convert into Common Stock on a share-for-share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of Common Stock and Class B Common Stock would be diluted.

  The holders of the Common Stock, Class A Common Stock, and Class B Common Stock participate equally, share for share, in any dividends that may be paid thereon, if, as and when declared by the Board of Directors, or in any assets available upon liquidation or dissolution of the Company.

(3) DEBT

The details relative to long-term debt are as follows:

                                       1995        1994
- ---------------------------------------------------------
Industrial development bonds
  2% to 5%, secured by certain
  land, buildings and equipment;
  payable in periodic installments
  through November, 2009             $ 7,350     $ 7,410
Other                                    924         124
- ---------------------------------------------------------
                                       8,274       7,534
Less current portion                     152         184
- ---------------------------------------------------------
Long-term portion                    $ 8,122     $ 7,350
=========================================================

  The long-term portion as of June 30, 1995, is due as follows: $77 in 1997, $58 in 1998, $45 in 1999, $49 in 2000 and $7,893 in 2001 and thereafter. The provisions of certain loan agreements contain restrictive covenants, the more significant of which require the Company to maintain specified liquidity and debt-to-equity ratios.

(4) DEFERRED UNEARNED COMPENSATION

Under the 1990 Stock Option Plan, all shares issued are nonqualified. The option price per share is less than the fair market value at the date of grant, thus creating deferred unearned compensation. The difference between the fair market value and the option price was recorded as deferred unearned compensation and is charged to operations over the term of the option. In fiscal 1995, $3,435 was charged to operations ($2,822 in 1994 and $1,696 in 1993).

(5) INCOME TAXES

The deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

   Income before income taxes, minority interest and cumulative effect of change in accounting principle is summarized as follows:

                                1995           1994             1993
- ---------------------------------------------------------------------
United States               $  52,740        $ 46,584        $ 35,806
International                 161,752         112,893          97,672
- ---------------------------------------------------------------------
                            $ 214,492        $159,477        $133,478
=====================================================================


  Income tax provisions are as follows:

                               1995           1994             1993
- ---------------------------------------------------------------------
Currently payable:
  U.S. federal              $ 21,685       $   9,921        $  8,427
  State                        3,130           2,426           2,057
  International               66,350          52,031          49,075
- ---------------------------------------------------------------------
                              91,165          64,378          59,559
- ---------------------------------------------------------------------
Deferred:
  International                 (585)           (833)         (2,139)
  Other, net                    (307)           (359)            951
- ---------------------------------------------------------------------
                                (892)         (1,192)         (1,188)
- ---------------------------------------------------------------------
Total provision for income
  taxes before cumulative
  effect of change in
  accounting principle
                            $ 90,273        $ 63,186        $ 58,371
=====================================================================


  The Company's tax rate, before the cumulative effect of change in accounting principle, differs from the U.S. federal income tax rate as follows:

                               1995          1994            1993
- -------------------------------------------------------------------
U.S. federal income
  tax rate                    35.0%          35.0%           34.0%
Certain tax exemptions        (3.8)          (4.4)           (4.7)
State income taxes,
 net of federal
 tax benefit                   1.0            1.0             1.0
International tax rates
 different from
 U.S. federal rate             9.9            8.0            13.4
- -------------------------------------------------------------------
                              42.1%          39.6%           43.7%
===================================================================

                                      P38
                                     MOLEX

Temporary differences that give rise to a significant portion of net deferred taxes are as follows:

                                              1995             1994
- ------------------------------------------------------------------------
International/local taxes               $   3,825            $  3,547
Employee benefit plans                      9,713               7,826
Depreciation and amortization              (5,421)             (3,759)
Allowance for doubtful accounts             1,920               1,381
Inventory reserves                          2,106               2,895
Inventory - other                           3,528               2,679
Other deferred items                        6,604               3,867
- ---------------------------------------------------------------------
                                         $ 22,275            $ 18,436
=====================================================================

        The net deferred tax accounts reported on the balance sheet as of June 30 are as follows:

                                   1995            1994
- --------------------------------------------------------
Net deferred:
 Current asset                  $ 19,874        $ 18,665
 Long-term asset                  13,684          14,609
 Current liability                  (547)         (2,796)
 Long-term liability             (10,736)        (12,042)
- --------------------------------------------------------
                                $ 22,275        $ 18,436
========================================================

Income taxes are generally not provided on the accumulated undistributed earnings of certain international subsidiaries. It is intended that these earnings will be permanently reinvested. Should these earnings be distributed, foreign withholding taxes can be used, with limitations, to reduce U.S. income taxes.

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

   During fiscal 1993, the Company adopted Statement of Financial Accounting Standards No. 106, ''Employers' Accounting for Post-retirement Benefits Other Than Pensions. '' SFAS No. 106 requires that the cost of retiree insurance benefits be accrued over the period in which the employees become eligible for such benefits. The Company elected to immediately recognize the effect of the change in accounting for postretirement benefits of $3.6 million ($5.8 million before tax), or four cents per share, which represents the accumulated postretirement benefit obligation (APBO) existing at July 1, 1992.
The Company continues to fund benefit costs primarily as claims are paid.

        Net periodic postretirement benefit cost for fiscal years 1995, 1994 and 1993 included the following components:

                                  1995          1994            1993
- ------------------------------------------------------------------------
Service cost, benefits
  attributed to
  employee service
  during the period               $ 515        $ 492          $  578
Interest cost on
  accumulated
  postretirement
  benefit obligation                422          405             490
Unrecognized prior
  service cost                     (214)        (107)             --
Unrecognized net gain               (22)          --              --
- --------------------------------------------------------------------
Net periodic postretirement
  benefit cost                    $ 701        $ 790          $1,068
====================================================================

   The following table sets forth the plans' combined status as of June 30:

                                                1995              1994
- --------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation:
Retirees and beneficiaries                  $   614             $   675
Active employees                              6,185               5,207
- -----------------------------------------------------------------------
Total accumulated postretirement
  benefit obligation                          6,799               5,882
Fair value of plan assets                        --                  --
- -----------------------------------------------------------------------
Unfunded accumulated benefit
  obligation in excess of
  plan assets                                 6,799               5,882
Unrecognized prior service cost               2,121               2,335
Unrecognized net loss                          (557)               (504)
- -----------------------------------------------------------------------
Accrued postretirement benefit costs        $ 8,363             $ 7,713
=======================================================================

   The discount rate used in determining the APBO was 7.5% at June 30, 1995 and 1994, and 8.5% as of June 30, 1993. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.1% in 1995, declining per year to an ultimate rate of 5.0% by 2016. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rate by 1% in each year would increase the APBO as of June 30, 1995 by $1,118 and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year then ended by $204.

                                      P39
                                     MOLEX

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

  Total pension expense for all benefit plans, including defined benefit plans, amounted to $5,380 in 1995, $4,584 in 1994 and $5,160 in 1993. Net periodic pension expense for the Company's defined benefit plans consists of the following for the year ended June 30:


                                                                      1995                         1994                        1993
- ------------------------------------------------------------------------------------------------------------------------------------
                                                             International                International               International
                                               U.S. Plans            Plans   U.S. Plans           Plans  U.S. Plans           Plans
- ------------------------------------------------------------------------------------------------------------------------------------

Service costs                                       $ 515          $ 2,211        $ 412         $ 1,826       $ 607         $ 2,230
Interest costs on projected benefit obligation        487            1,356          368           1,039         398             923
Actual return on plan assets                         (207)            (585)        (198)           (444)       (489)           (435)
Net amortization and deferral                         (99)             343         (142)             33         307              68
- -----------------------------------------------------------------------------------------------------------------------------------
Net periodic pension expense                        $ 696          $ 3,325        $ 440         $ 2,454       $ 823         $ 2,786
===================================================================================================================================

   The funded status for the Company's defined benefit plans is as follows:

                                                                                             1995                           1994
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                    International                  International
                                                                    U.S. Plans              Plans      U.S. Plans          Plans
- ------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
        Vested benefit obligation                                      $ 5,379          $  15,537         $ 3,893      $  12,073
        Nonvested benefit obligation                                       211              2,949             186            151
- --------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                           5,590             18,486           4,079         12,224
Projected benefit obligation                                             7,448             24,424           5,654         19,157
Plan assets at fair value                                                7,118              8,254           6,369          7,079
- --------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) projected benefit obligation         (330)           (16,170)            715        (12,078)
Unrecognized net transition liability                                      507                 67             618             65
Unrecognized prior service costs                                         2,431                 --             741             --
Unrecognized net gain                                                   (2,260)            (2,346)         (1,830)        (2,036)
- --------------------------------------------------------------------------------------------------------------------------------
Accrued pension asset (liability) included in the consolidated
  balance sheet                                                        $   348          $ (18,449)        $   244      $ (14,049)
================================================================================================================================

   The assumptions used in computing the above information are presented below:

                                                                                      1995                              1994
- ----------------------------------------------------------------------------------------------------------------------------
                                                                             International                     International
                                                                                     Plans                             Plans
                                                                                 (weighted                         (weighted
                                                              U.S. Plans           average)      U.S. Plans          average)
- ----------------------------------------------------------------------------------------------------------------------------
Discount rates                                                8.0%                  6.2%            7.5%              6.2%
Rates of increase in compensation                             4.5%                  4.1%            4.0%              4.1%
Expected long-term rates of return on plan assets             7.0%                  9.0%            7.0%              8.0%
- ----------------------------------------------------------------------------------------------------------------------------

   The Parent Company and certain of its subsidiaries also provide discretionary savings and other defined contribution plans covering substantially all of their salaried employees. Employer contributions of $5,626, $4,892 and $4,736 were charged to operations during 1995, 1994 and 1993, respectively.


                                      P40
                                     MOLEX

(8) COMMITMENTS

(A) PRODUCTION EQUIPMENT

As of June 30, 1995, the Company has entered into firm commitments for capital expenditures of approximately $58,029 for machinery, molds and dies.

(B) OPERATING LEASES

The Company and its subsidiaries rent certain facilities and equipment under lease arrangements classified as operating leases. Some of the leases have renewal options.

  Future minimum rental payments under noncancellable operating leases with initial or remaining terms of one year or more as of June 30, 1995 are as follows:

FISCAL YEAR                                   AMOUNT
- -----------------------------------------------------
1996                                        $  9,877
1997                                           5,064
1998                                           2,982
1999                                           2,010
2000                                           1,554
Thereafter                                    11,259
- -----------------------------------------------------
                                            $ 32,746
=====================================================

  Rental expense was $11,132 in 1995, $9,872 in 1994 and $8,328 in 1993.

(9) STOCK OPTION PLANS

In October 1981, the Board of Directors adopted the 1981 Stock Option Plan. The most significant terms of the 1981 Stock Option Plan are that (1) options may be granted for 4.5 million shares of Common Stock and Class A Common Stock, and
(2) the option price shall be the fair market value of the stock of the Company on the date of grant. The plan expired as of June 30, 1991 and therefore, no future grants will be made under the plan.

  Stock option transactions relating to the 1981 Plan are summarized as follows:

                                    SHARES             PRICE
1981 PLAN                    (IN THOUSANDS)        PER SHARE
- -------------------------------------------------------------
Outstanding at 6/30/93               356        $8.00-$11.19
   Exercised                         176        $8.00-$11.19
- -------------------------------------------------------------
Outstanding at 6/30/94               180        $9.60-$11.19
   Exercised                          91        $9.60-$11.19
- -------------------------------------------------------------
Outstanding at 6/30/95                89        $9.98-$11.19
Options exercisable at 6/30/94        39
Options exercisable at 6/30/95        89
- -------------------------------------------------------------

  In July 1990, the Board of Directors adopted the 1990 Stock Option Plan. The most significant terms of this plan provide that (1) options may be granted for
3.0 million shares of Common Stock, and (2) the option price shall be fifty percent (50%) of the fair market value of the stock of the Company on the date of grant. The options expire five years from the date of the grant. Stock option transactions relating to the 1990 Plan are summarized as follows:

                                  SHARES               PRICE
1990 PLAN                  (IN THOUSANDS)          PER SHARE
- -------------------------------------------------------------
Outstanding at 6/30/93              1042       $ 4.93-$10.08
  Granted                            355       $10.72-$11.36
  Exercised                          175        $ 4.99-$8.64
  Cancelled                           34
- -------------------------------------------------------------
Outstanding at 6/30/94              1188       $ 4.93-$11.36
  Granted                            799       $12.64-$14.60
  Exercised                          310       $ 4.93-$11.36
  Cancelled                           30
- -------------------------------------------------------------
Outstanding at 6/30/95              1647       $ 4.93-$14.60
Options exercisable at 6/30/94       284
Options exercisable at 6/30/95       342
- -------------------------------------------------------------

  In July 1991, the Board of Directors adopted the 1991 Stock Option Plan. The most significant terms of this plan provide that (1) options may be granted for
2.0 million shares of Common Stock, and (2) the option price shall be the fair market value of the stock on the date of the grant. The options expire five years from the date of the grant.

  Stock option transactions relating to the 1991 Plan are summarized as follows:


                                    SHARES             PRICE
1991 PLAN                    (IN THOUSANDS)        PER SHARE
- -------------------------------------------------------------
Outstanding at 6/30/93               200       $15.49-$20.28
    Granted                          283       $19.60-$24.12
    Exercised                          2       $15.49-$16.13
- -------------------------------------------------------------
Outstanding at 6/30/94               481       $15.49-$24.12
    Granted                           89       $25.88-$30.62
    Exercised                         42       $15.49-$24.12
- -------------------------------------------------------------
Outstanding at 6/30/95               528       $15.49-$30.62
Options exercisable at 6/30/94        69
Options exercisable at 6/30/95       117
- -------------------------------------------------------------

                                      P41
                                     MOLEX

(10) OPERATIONS BY GEOGRAPHIC AREA

The Company and its subsidiaries operate in one product segment:
the manufacture and sale of electrical components.

  Net revenue by geographic area is summarized in the following tables:

                       CUSTOMER     INTERCOMPANY
1995                    REVENUE          REVENUE               TOTAL
- -----------------------------------------------------------------------
United States         $  344,653      $ 38,548              $  383,201
Far East North           367,689        95,727                 463,416
Far East South           211,943        23,500                 235,443
Europe                   227,159        11,874                 239,033
Americas (Non-U.S.)       38,353         1,405                  39,758
Other                      7,950        42,014                  49,964
Eliminations                  --      (213,068)               (213,068)
- -----------------------------------------------------------------------
Consolidated          $1,197,747      $     --              $1,197,747
=======================================================================

                        CUSTOMER     INTERCOMPANY
1994                     REVENUE          REVENUE             TOTAL
- -----------------------------------------------------------------------
United States           $288,732      $  28,729             $ 317,461
Far East North           303,161         68,161               371,322
Far East South           173,425         18,151               191,576
Europe                   159,553         11,479               171,032
Americas (Non-U.S.)       31,841            811                32,652
Other                      7,396         31,016                38,412
Eliminations                  --       (158,347)             (158,347)
- -----------------------------------------------------------------------
Consolidated            $964,108      $      --             $ 964,108
=======================================================================

                        CUSTOMER    INTERCOMPANY
1993                     REVENUE         REVENUE              TOTAL
- -----------------------------------------------------------------------
United States           $251,973      $  26,354             $ 278,327
Far East North           282,836         56,220               339,056
Far East South           153,142         17,541               170,683
Europe                   144,798          9,288               154,086
Americas (Non-U.S.)       23,011            713                23,724
Other                      3,523         26,841                30,364
Eliminations                  --       (136,957)             (136,957)
- -----------------------------------------------------------------------
Consolidated            $859,283       $     --             $ 859,283
=======================================================================

  Net income by geographic area is as follows:

                          1995           1994                1993
- -----------------------------------------------------------------------
United States          $ 34,655        $ 30,020             $ 21,548
Far East North           50,623          40,083               37,173
Far East South           35,264          25,656               20,768
Europe                   22,057          11,529                5,109
Americas (Non-U.S.)       3,209           1,099                1,390
Other                   (21,947)        (13,362)             (14,009)
Eliminations                174            (173)                (924)
- -----------------------------------------------------------------------
Consolidated           $124,035        $ 94,852             $ 71,055
=======================================================================

  Identifiable assets by geographic area are as follows:

                         1995            1994                1993
- -----------------------------------------------------------------------
United States        $  423,971      $  357,261            $303,045
Far East North          543,557         447,384             383,553
Far East South          200,843         157,975             138,285
Europe                  207,817         149,604             124,093
Americas (Non-U.S.)      18,395          17,102              15,139
Other                    68,062          40,218              33,134
Eliminations            (21,625)        (31,027)            (35,474)
- -----------------------------------------------------------------------
Consolidated         $1,441,020      $1,138,517            $961,775
=======================================================================

  Intercompany net revenues are generally at cost plus the normal mark-up charged to unaffiliated customers. Identifiable assets are those assets of the Company that are identified with operations in each country. During 1995, 1994 and 1993, the largest single customer accounted for less than 10% of consolidated net revenues.

(11) ACQUISITIONS AND INVESTMENTS

The Company periodically engages in the acquisition and/or divestiture of companies within the connector industry. These transactions have not been material to the financial position or results of operations of the Company, either individually or in the aggregate and therefore proforma financial data is not presented.

  On February 17, 1995, Molex acquired Mod-Tap W. Corp., a manufacturer of interconnection products and systems for data and voice communications, for 1.2 million shares of Molex Class A Common Stock and $9.3 million in cash. The transaction has been accounted for as a purchase and accordingly, the purchase price in excess of the fair value of the net assets acquired has been classified as goodwill and included in other assets in the accompanying consolidated balance sheet and is being amortized over 20 years.

  During fiscal 1995, the Company also purchased the remaining shares outstanding of Molex Fiber Optics Inc. and Molex Eastern Europe S.A., and acquired additional interests in Molex (India) Ltd. and DeCoupage Moulage De Savoie S.A. During fiscal 1994, Molex purchased the remaining shares outstanding of Molex Nanco Ltd. and acquired an additional 20 percent interest in Dongguan Molex South-China Connector Co. Ltd.

  The majority owned investments have been accounted for as purchases. Operating results have been included in the financial statements from the date of acquisition and did not have a significant effect on consolidated operating results. The minority investments have been accounted for on the equity basis of accounting.

                                      P42
                                     MOLEX

FISCAL 1995, 1994 AND 1993 BY QUARTER
(in thousands, except per share--unaudited)

                                                               QUARTER          1995             1994              1993(2)
- ------------------------------------------------------------------------------------------------------------------------------------
Net revenue                                                      1st         $ 268,899        $ 233,244            $ 215,201
                                                                 2nd           274,961          224,896              202,487
                                                                 3rd           305,755          238,568              206,011
                                                                 4th           348,132          267,400              235,584

Gross profit                                                     1st           115,475           96,861               88,722
                                                                 2nd           116,466           94,196               82,113
                                                                 3rd           127,697          100,103               83,167
                                                                 4th           146,059          114,919               98,601
Income before income taxes, minority interest and
   cumulative effect of change in accounting principle           1st            48,374           37,142               32,708
                                                                 2nd            47,861           35,917               30,193
                                                                 3rd            54,328           39,659               31,102
                                                                 4th            63,929           46,759               39,475

Income taxes                                                     1st            20,957           15,357               14,394
                                                                 2nd            19,884           14,256               13,621
                                                                 3rd            22,504           15,761               13,563
                                                                 4th            26,928           17,812               16,793

Net income                                                       1st            27,354           21,382               14,660
                                                                 2nd            27,910           21,405               16,543
                                                                 3rd            31,794           23,596               17,408
                                                                 4th            36,977           28,469               22,444

Earnings per common share(1)                                     1st              0.28             0.22                 0.15
                                                                 2nd              0.28             0.21                 0.16
                                                                 3rd              0.31             0.24                 0.18
                                                                 4th              0.37             0.29                 0.23

                                                                            LOW       HIGH       LOW       HIGH     LOW       HIGH
- ------------------------------------------------------------------------------------------------------------------------------------
National Market System
Price of Stock: Common Stock(1)                                  1st      24         28 1/8     19 3/8    24 1/2   15 1/4    19 3/8
                                                                 2nd      24 3/4     28 3/4     20 3/8    23 3/8   16 5/8    19 3/4
                                                                 3rd      24 3/4     29 1/8     21 1/2    24 5/8   16 1/2    21 1/8
                                                                 4th      28 1/4     31 3/8     19 3/8    24 7/8   18 3/8    20 5/8

Class A Common Stock(1)                                          1st      23         26 1/4     17 5/8    22 3/8   14 7/8    18 1/8
                                                                 2nd      22 3/4     27         18 7/8    22 1/4   15 7/8    18 1/2
                                                                 3rd      23 5/8     27 3/4     20 7/8    23 1/2   15 5/8    19 1/2
                                                                 4th      26 5/8     30         19 3/8    23 1/2   16 7/8    19 1/4
- ------------------------------------------------------------------------------------------------------------------------------------


(1) Restated for the following 25% stock dividends: August, 1995; November, 1994; November, 1992.
(2) During the fourth quarter of fiscal 1993, the Company retroactively changed its method of accounting for postretirement benefits other than pensions. The first three quarters of fiscal year 1993 have been restated to reflect this accounting change.

                                      P43
                                     MOLEX