Form 10-K, Exhibit 13
period 1996-06-30
MOLEX INC
filed 1996-09-27
CIK 67472

*FOLDOUT
FINANCIAL HIGHLIGHTS
(in thousands, except per share data)


                                                          1996            1995       Change
- ---------------------------------------------------------------------------------------------
OPERATIONS
- ---------------------------------------------------------------------------------------------
Net revenue                                            $1,382,673     $ 1,197,747       15%
Income before income taxes and minority interest          228,953         214,492        7%
Net income                                                145,586         124,035       17%
Net income as a percent of net revenue                       10.5%           10.4%       -
Return on beginning shareholders' equity                     13.1%           14.1%       -

PER SHARE
- ---------------------------------------------------------------------------------------------
Net income                                                   1.45            1.24       17%
Dividends per common share                                    .06             .03      100%
Book value                                                  11.22           10.97        2%
Outstanding shares of stock                           100,815,452     100,938,010        -
Number of shareholders:
        Common Stock                                        6,159           6,062        -
        Class A Common Stock                                4,565           3,639        -

FINANCIAL POSITION
- ---------------------------------------------------------------------------------------------
Total assets                                           $1,460,999     $ 1,441,020        1%
Working capital                                           459,407         494,990       (7%)
Long term debt                                              7,450           8,122       (8%)
Backlog                                                   225,737         245,702       (8%)
Shareholders' equity                                    1,131,271       1,107,268        2%
Long term debt/Shareholders' equity                           0.7%            0.7%       -
Number of employees                                        10,100           9,500        6%
Current ratio                                               2.7/1           2.8/1        -
- ---------------------------------------------------------------------------------------------


USE OF NET REVENUES

27.6%   Materials
19.9%   Energy, Rent, Insurance, Interest, etc.
 8.6%   Taxes: Business, Income and Payroll
 0.4%   Dividends                                       [PIE CHART]
24.3%   Wages, Salaries, Benefits
 8.7%   Depreciation and Amortization
10.5%   Net Income
19.2%   Reinvested in Business

MOLEX SALES BY REGION

35.8%   Americas  $494.9 Million
17.9%   Far East South  $247.4 Million
20.2%   Europe  $279.6 Million                          [PIE CHART]
25.6%   Far East North $354.5 Million
 0.5%   Other  $6.3 Million

MOLEX SALES BY INDUSTRY

  15%   Automotive
  36%   Computer/Business Equipment
  13%   Telecommunications                              [PIE CHART]
  28%   Consumer Products
   8%   Other


The global connector market is estimated at $25.8 billion.* As the world's second-largest supplier, Molex has a 5.4% market share. There are more than 900 connector suppliers worldwide. *Source: Fleck International

Ten-Year Financial Highlights Summary
(in thousands, except per share data)>>


                   1996        1995      1994      1993(2)   1992
- ----------------------------------------------------------------------
OPERATIONS
Net revenue     $1,382,673  $1,197,747  $964,108  $859,283  $776,192
Gross profit       555,284     505,697   406,079   352,603   318,361
Income before
  income taxes
  and minority
  interest         228,953     214,492   159,477   133,478   117,412
Income taxes        83,300      90,273    63,186    58,371    49,814
Net income         145,586     124,035    94,852    71,055    67,464

Earnings per
  common share(1)     1.45        1.24       .96       .72       .69
Net income as
  a percent of
  net revenue        10.5%       10.4%      9.8%      8.3%      8.7%
- ----------------------------------------------------------------------
FINANCIAL POSITION
Current
  assets         $ 734,589  $  773,036  $635,104  $497,560  $434,277
Current
  liabilities      275,182     278,046   205,394   165,368   168,209
Working
  capital          459,407     494,990   429,710   332,192   266,068
Current ratio          2.7         2.8       3.1       3.0       2.6
Property, plant &
  equipment,
  net              613,125     567,303   440,995   385,828   362,719
Total assets     1,460,999   1,441,020 1,138,517   961,775   849,689
Long-term debt       7,450       8,122     7,350     7,510     7,949
Shareholders'
  equity         1,131,271   1,107,268   881,614   751,654   660,389
Return on
  beginning
  shareholders'
   equity            13.1%       14.1%     12.6%     10.8%     12.2%
Dividends per
  common share(1)     0.06        0.03      0.02      0.02      0.01
Weighted average
  common shares
  outstanding
  (1)              100,745     100,015    98,976    98,439    97,892

- ----------------------------------------------------------------------
(1)Restated for the following stock split/dividends: 25%-August, 1995; 25%-November, 1994; 25%-November, 1992; 100%-
   June, 1990.

(2)1993 results include a charge of $3,605, net of tax, for the cumulative effect of the change in accounting for postretirement benefits other than pensions.



                                     p33
                                     Molex

Management's Discussion of Financial Condition and Results of Operations

FINANCIAL HIGHLIGHTS
Molex continued to produce strong revenue growth and improved profitability in fiscal 1996, despite difficult economic conditions in several geographic regions in which the Company operates. Net revenue increased 15.4 percent to a record $1.4 billion for the fiscal year. The Company's net revenue continues to increase faster than the worldwide connector industry, which is estimated to have grown between 5 and 6 percent during fiscal 1996. Net income increased 17.4 percent to a record of $146 million, or 10.5 percent of net revenue. The Company's continued growth is believed by management to be the result of the Company's ability to expand in the fastest growing market segments and geographic regions of the world. The Company's global presence allows it to be a primary supplier for global and multinational companies worldwide.
- --------------------------------------------------------------------------------
THE GROWTH OF MOLEX VS.
THE WORLDWIDE CONNECTOR INDUSTRY

[CHART]

The Growth of Molex vs the Worldwide Connector Industry

Using 1986 as a base year.

                                            Worldwide   Molex
                                            ---------   -----
1986                                              100      100
1987                                              116      132
1988                                              130      172
1989                                              131      196
1990                                              135      204
1991                                              136      243
1992                                              137      266
1993                                              137      294
1994                                              143      330
1995                                              174      410
1996                                              184      474

INVESTOR RETURNS

Molex is committed to providing its shareholders with a high return on their investment. The Company's total shareholder return (including reinvestment of dividends) over the last five years has averaged an annual compounded return of 18.0 percent on Molex Common Stock and 17.1 percent on Molex Class A Common Stock, compared to the 16.7 percent return of the S & P MidCap 400 over the same period of time. A $100 investment in Molex Common Stock at June 30, 1991, together with the reinvestment of dividends, would be worth $229 at June 30, 1996 and the same investment in Molex Class A Common Stock would be worth $220 at June 30, 1996.

        In September, 1995, the Molex Board of Directors distributed a 25 percent stock dividend. In addition, the Board of Directors increased the annual cash dividend to $0.06 per share, a total increase of 87.5 percent including the impact of the stock dividend. This is the seventh stock dividend Molex has paid to shareholders within the last 13 years. All shares outstanding, earnings and dividends per share have been retroactively restated for the stock dividend.
- --------------------------------------------------------------------------------

MOLEX COMMON STOCK/HIGH-LOW-CLOSE BY QUARTER
[CHART]

HI LO CLOSE GRAPH

                                            High      Low      Close
FY'92 Q1                                     17.84     14.08    14.976
FY'92 Q2                                     18.56     14.64    18.304
FY'92 Q3                                     20.24     15.52    15.872
FY'92 Q4                                     17.68     15.12        16
FY'93 Q1                                     19.36     15.28     17.92
FY'93 Q2                                     19.76     16.64    17.043
FY'93 Q3                                     21.12     16.48     20.48
FY'93 Q4                                     20.64      18.4     19.84
FY'94 Q1                                     24.48     19.36      23.2
FY'94 Q2                                     23.36     20.32     22.72
FY'94 Q3                                     24.64     21.44     21.44
FY'94 Q4                                     24.88     19.36     24.32
FY'95 Q1                                     28.16        24     27.25
FY'95 Q2                                      28.8      24.8    27.625
FY'95 Q3                                      29.1      24.8    28.625
FY'95 Q4                                      31.4      28.2        31
FY'96 Q1                                    36.625      30.8     36.25
FY'96 Q2                                        37      30.5     31.75
FY'96 Q3                                     36.25     27.25    34.875
FY'96 Q4                                    36.625     30.25     31.75

INTERNATIONAL OPERATIONS
- --------------------------------------------------------------------------------
                               SALES BY REGION
                                   JUNE 30,
- --------------------------------------------------------------------------------
                   1996                         1986
[PIE CHART]       ------                       ------
                  International  68%           International  63.5%
                  United States  32%           United States  36.5%

     In fiscal 1968, Molex entered the international connector market with annual net revenue of $54 thousand. Today, 28 years later, international customer sales have grown to $940 million and represent approximately 68 percent of the Company's worldwide net revenue in U.S. dollars. Domestic revenue, as a percent of total net revenue, increased from 29 percent in fiscal 1995 to 32 percent in fiscal 1996. Sales to the U.S. automotive market, in addition to the sales of the Company's Mod-Tap subsidiary



                                    p34
                                    Molex
acquired in the second half of fiscal 1995, increased the Company's total net revenue by $109.9 million or 9.2 percent in fiscal 1996, while international net revenue growth remained strong.

     International operations are subject to currency exchange rate fluctuations and government actions. Molex monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system, the establishment of contra-currency accounts in several international subsidiaries, and occasional use of forward exchange contracts. Due to the uncertainty of the foreign currency exchange markets, Molex cannot reasonably predict future trends related to foreign currency fluctuations. Foreign currency fluctuations have impacted the Company's results in the past and may impact results in the future.

FINANCIAL POSITION AND LIQUIDITY
Molex has an exceptionally strong balance sheet. Cash and marketable securities at June 30, 1996, equaled $282.7 million and represented 19.3 percent of total consolidated assets. Cash and marketable securities decreased $30.5 million during fiscal 1996. The exchange effect of the stronger U.S. dollar, coupled with significant purchases of treasury stock during the year, are primarily responsible for the decline in cash and marketable securities.
     The Company's long-term financing strategy is to utilize internal sources of funds for investing in plant, equipment and acquisitions. Management is confident that the Company's liquidity and financial flexibility are adequate to support its current and future growth. Molex has historically used external borrowings only when a clear financial advantage exists. The Company has available lines of credit totaling $57.4 million, $57.3 million of which remains unused at June 30, 1996.
     Cash provided from operations was $253.2 million during fiscal 1996. At this level, the Company's operations generate sufficient cash to support all investing and financing activities. In U.S. dollars, the average day's sales outstanding in trade accounts receivable of 76 improved from the 79 days reported last fiscal year. Average inventory days in U.S. dollars have improved to 73 days from the 76 days reported last fiscal year.
     Cash used for investing activities increased $6.6 million over fiscal 1995 as Molex continued its commitment to investing in new tooling, equipment and facilities. Capital expenditures equaled $222.4 million for fiscal 1996, increasing 19.0 percent from $186.9 million expended during the previous fiscal year. Molex invested $19.4 million to add new facilities in Japan and South Africa. In addition, facilities were expanded in Singapore, Mexico, Ireland and Nebraska. These additions increased the worldwide facility floor space to
3.8 million square feet.
     During fiscal 1996, $1.7 million was invested and 108,257 shares of Class A Common Stock were issued to acquire or increase the Company's ownership in various operations. These expenditures were much lower than fiscal 1995 when $16.3 million was expended along with the issuance of 1.2 million shares of Class A Common Stock for similar activities.
     The weighted average shares outstanding of Common Stock, Class A Common Stock and Class B Common Stock for the current fiscal year increased to 100.7 million from the 100.0 million for fiscal 1995. The Company purchased 785,000 shares of common stock for the treasury during fiscal year 1996. During fiscal 1995, Molex purchased 125,000 shares of treasury stock on the open market.
     The Company is subject to environmental laws and regulations in the countries where it operates. Molex has designed an environmental program to reduce the generation of potentially hazardous materials during its manufacturing process and believes it continues to meet or exceed local governmental regulations.
     The Company is a defendant in several pending proceedings incidental to the normal conduct of business. Management believes that the ultimate disposition of these matters will not have a materially adverse impact on the financial condition or consolidated results of operations of the Company.


PERCENTAGE OF NET REVENUE
Fiscal Year Ended June 30,
                                                         U.S. Dollar
                                                   Percentage Change


                              1996    1995    1994  1996-95  1995-94
- --------------------------------------------------------------------
Net revenue                  100.0%  100.0%  100.0%   15.4%    24.2%
Cost of sales                 59.8    57.8    57.9    19.6%    24.0%
- --------------------------------------------------------------------
Gross profit                  40.2    42.2    42.1     9.8%    24.5%
Operating expenses            24.5    24.9    25.8    13.6%    20.0%
- --------------------------------------------------------------------
Income from operations        15.7    17.3    16.3     4.4%    31.7%
Total other income             0.9     0.6     0.2    74.2%   249.6%
- --------------------------------------------------------------------
Income before income taxes    16.6    17.9    16.5     6.7%    34.5%
Income taxes                   6.1     7.5     6.7    -7.7     42.9%
- --------------------------------------------------------------------
Net income                    10.5%   10.4%    9.8%   17.4%    30.8%
====================================================================




                                    p35
                                    Molex

Management's Discussion of Financial Condition and Results of Operations (Continued)

FISCAL 1996 COMPARED TO FISCAL 1995
Net revenue increased 15.4 percent to an all-time high of $1.4 billion during fiscal 1996, compared to $1.2 billion during fiscal 1995. Excluding the change in exchange rates due to the generally stronger U.S. dollar which had the affect of reducing reported revenue, net revenue increased 19.0 percent.
     In the Far East North, customer net revenue increased 3.7 percent in local currencies. The increase in domestic sales in fiscal 1996 was achieved despite difficult economic conditions in Japan during much of the year and the impact of price erosion. Net revenue in the region decreased 3.6 percent in U.S. dollars as the dollar strengthened against the Japanese yen. Molex Japan's development of high precision and miniaturized products have made them a leading supplier to the notebook PC industry, as well as positioning the Company to enter other growth industries such as telecommunications and automotive.
     Customer net revenue in the Americas region (which includes the former
U.S. and Americas non-U.S. regions) increased 29.2 percent in U.S. dollars and
32.6 percent in local currencies in fiscal 1996, including the net revenue for Mod-Tap for the full fiscal year. In the U.S. Commercial Division, sales to the automotive market increased substantially over the prior year as several major programs began commercial production in fiscal 1996. Revenues and profits in the U.S. Data/Comm Division were strong in the first half of the fiscal year, with slower growth in the second half. Price erosion in this sector continues to offset unit growth. Fiber optics and related telecommunication products continue to be the fastest growing market segments in the Americas region. The newly-formed Value-Added Division, centered in Mexico, experienced strong growth during the year. Molex is well-positioned to take advantage of opportunities in this rapidly growing market as well.
     Customer net revenue in the Far East South increased 16.7 percent in U.S. dollars and 14.0 percent in local currencies. The region continues to experience revenue growth due to demand for personal computers and related peripheral products, as well as introduction of new products for local demand and export.
     Europe's net revenues increased 10.6 percent in U.S. dollars and 9.5 percent in local currencies. Net revenue increased 23.1 percent in U.S. dollars when the European sales of Mod-Tap are included. Sales to the mobile telephone and automotive industries were strong during the first half of the fiscal year, but demand softened during the second half and revenue growth slowed somewhat. Start-up costs for automotive programs placed pressure on profitability in the region during much of the year.
     The consolidated gross profit decreased from 42.2 percent of net revenue in fiscal 1995 to 40.2 percent during fiscal 1996. Price erosion, coupled with start-up costs for automotive programs in the U.S. and Europe and new products in Japan, placed pressure on margins during fiscal 1996.
     Operating expenses as a percentage of net revenue decreased slightly from
24.9 percent in fiscal 1995 to 24.5 percent in fiscal 1996. Net revenue per employee increased to $136.9 thousand in fiscal 1996 from $126.1 thousand during fiscal 1995. Employee headcount increased only 6.3 percent as compared to the 15.4 percent increase in net revenue.
     Research and development expenditures reached an all-time high of $85.5 million or 6.2 percent of sales, a 9.5 percent increase from the $78.1 million spent in fiscal 1995. These expenditures, coupled with the efforts of the engineering department, resulted in the release of 283 new product families and the granting of 519 new patents during fiscal 1996. During fiscal 1996, 27.5 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex has a long-term commitment to reinvesting its profits in new product design and tooling in order to maintain and improve the Company's competitive position.
     Foreign currency transactions resulted in a net gain of $2.1 million in fiscal 1996 compared to a net loss of $2.8 million in fiscal 1995 mainly due to the weakening of the Japanese yen when compared to the U.S. dollar.
     Interest income, net of interest expense for fiscal 1996 increased 5.2 percent from fiscal 1995. This increase is the result of higher interest rates earned on relatively constant cash balances in many of the countries where the Company has significant short-term investments. Interest expense remained relatively unchanged from fiscal 1995.
     The effective tax rate decreased to 36.4 percent during fiscal 1996 from
42.1 percent during fiscal 1995. The decrease was due to the mix of pretax earnings between the U.S. and Japan and to changes in the valuation reserve for losses which can be


                                    p36
                                    Molex
recognized for tax purposes.

     Net income increased 17.4 percent to $145.6 million. Earnings per share increased to $1.45 during fiscal 1996 from $1.24 during fiscal 1995. Excluding the effects of currency fluctuation, net income increased 21.1 percent over fiscal 1995 income.

FISCAL 1995 COMPARED TO FISCAL 1994
During fiscal 1995, net revenues increased 24.2 percent to $1.2 billion, compared to $964.1 million during fiscal 1994. Excluding the change in exchange rates due to the generally weaker U.S. dollar, net revenue increased 18.2 percent. Net revenues of Mod-Tap added $16.5 million or 1.7 percent to fiscal 1995 net revenue.
     Customer net revenues in the Far East North increased 21.3 percent in U.S. dollars and 8.9 percent in local currencies as the value of the Japanese yen strengthened against the U.S. dollar. Domestic sales in Japan improved slightly from fiscal 1994 as business levels in the electronic industry improved modestly. Price erosion continued to impact sales, but strong demand for new products, including micro-miniature connectors, helped to overcome this pressure. Sales and profits in Korea were very strong due to the robust growth in the automotive and telecommunications industries.
     Customer net revenues in the Americas Region increased 19.5 percent during fiscal 1995. Included in this total were the sales from Mod-Tap since the date of acquisition. Excluding the impact of Mod-Tap's net revenue, customer sales in the U.S. Region increased 14.3 percent from fiscal 1994. The U.S. Commercial Division's sales were strong due to increased demand in the home appliance, automotive and the high-end TV market. Revenue in the U.S. Data/Comm Division was somewhat depressed during the first six months of fiscal 1995, but improved during the second half. Unit sales volume to the computer notebook and workstation markets increased, but intense price erosion continued to impact operating margins. Fiber optic sales were the fastest growing segment of the U.S. Region as fiber optics was becoming the wiring of choice in the telecommunications industry. The severe devaluation of the Mexican peso during fiscal 1995 did not have a material effect on the consolidated results, as the Company's operations in Mexico transact business primarily in U.S. dollars.
     The Far East South was the fastest growing connector market in the world. Customer revenue in the region increased 22.2 percent in U.S. dollars and 17.8 percent in local currencies. Sales in this region were strong due to continued growth in the personal computer and hard disk drive industries. In addition to the strong revenue growth, profits increased from 13.4 percent of sales in fiscal 1994 to 15.0 percent in fiscal 1995, despite continuing price erosion.
     In Europe, customer net revenues increased 42.4 percent in U.S. dollars and 28.8 percent in local currencies as the value of the U.S. dollar weakened against most of the major European currencies. Overall, the European connector market emerged from several years of recession and negative growth. Revenues increased significantly to the mobile telecommunication and automotive industries. Molex made significant market share gains in the European cellular phone industry. The increase in sales, continued tight control of expenses and the favorable effects of ongoing restructuring, increased the net return on sales to 9.2 percent in fiscal 1995 from 6.7 percent of sales during fiscal 1994.
     The consolidated gross profit improved slightly to 42.2 percent of net revenues during fiscal 1995 from 42.1 percent during fiscal 1994. The Company was able to offset the effects of higher raw material prices and price erosion with improved factory utilization and product mix.
     Operating expenses as a percent of net revenue decreased slightly from
25.8 percent in fiscal 1994 to 24.9 percent in fiscal 1995. This decrease is the result of controlled headcount additions despite the 24.2 percent increase in net revenue. Net revenue per employee increased from $118.1 thousand in fiscal 1994 to $126.1 thousand in fiscal 1995.
     Research and development expenditures reached an all-time high of $78.1 million and represented 6.5 percent of sales during fiscal 1995, decreasing from 6.7 percent of sales during fiscal 1994. Approximately 23 percent of fiscal 1995 net revenue resulted from the sale of products that Molex released within the prior three years. These expenditures, coupled with the efforts of the engineering department, resulted in the release of a record 207 new product families and the granting of 259 new patents during fiscal 1995.
     Foreign currency transaction losses decreased 16.2 percent from fiscal
1994 losses when the Company incurred high losses in Brazil as a result of the severe devaluation of the cruzeiro against the U.S. dollar.
     Interest income, net of interest expense for fiscal 1995 increased 86.8 percent from fiscal 1994. This increase was the result of higher short-term investment balances during fiscal 1995 coupled with the return of higher interest rates earned in many of the


                                    p37
                                    Molex

Management's Discussion of Financial Condition and Results of of Operations (Continued)


countries where the Company has significant short-term investments. Interest expense remained relatively unchanged from fiscal 1994.
     The effective tax rate increased to 42.1 percent during fiscal 1995 from
39.6 percent during fiscal 1994. The increase reflects increased pretax profitability in countries with higher effective tax rates, coupled with the inability of the Company to utilize all of its foreign tax credits generated during fiscal 1995.
     Net income increased 30.8 percent to $124.0 million. Earnings per share increased to $1.24 during fiscal 1995 from $0.96 during fiscal 1994. Excluding the effects of currency fluctuations, net income increased 23 percent over fiscal 1994 net income.

OUTLOOK

Fiscal 1996 was an outstanding year for Molex, with sales growing significantly faster than the overall connector industry. The outlook for fiscal 1997 is for another good year. Management anticipates more modest growth in sales and earnings during the first half, with stronger growth in the second half as the Japanese economy continues to improve and the impact of year-over-year currency comparison eases.
     To further expand the Company's global presence and provide customers with innovative products at an accelerated pace, Molex plans to invest approximately $215 million in capital expenditures and $95 million in research and development for the fiscal year ending June 30, 1997. During fiscal 1997, the Company plans to open a new facility in China and further expand the facilities in Singapore, Korea, India and Lisle, Illinois.
     Worldwide, the connector industry is expected to increase between 5 and 6 percent. The Company expects to, once again, surpass its goals of growing at twice the connector industry rate and generating a 10 percent net return on sales for the fiscal year ending June 30, 1997. Management believes that Molex is well-positioned to continue growing faster than the overall connector industry while achieving its profit goals. The Company continues to emphasize expansion in rapidly growing industry segments, product lines and geographic regions. Molex remains committed to providing high quality products and a full range of services to the customer, wherever they may be located in the world.


Management's Statement of Responsibility

The management of the Company is responsible for the information contained in the consolidated financial statements and in the other parts of this report. The accompanying consolidated financial statements of Molex Incorporated and its subsidiaries have been prepared in accordance with generally accepted accounting principles. In preparing these statements, management has made judgments based upon available information. To ensure that this information will be as complete, accurate and factual as possible, management has communicated to all appropriate employees requirements for accurate record keeping and accounting.
     The Company maintains an internal control structure designed to provide reasonable assurance for the safeguarding of assets against loss from unauthorized use or disposition and reliability of financial records. Management believes that through the careful selection of employees, the division of responsibilities and the application of formal policies and procedures, the Company has an effective and responsive internal control structure that is intended, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized.
     The Company's independent auditors, Deloitte & Touche LLP, are responsible for conducting an audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Molex Incorporated and its subsidiaries in conformity with generally accepted accounting principles.

/S/ Frederick A. Krehbiel
- -------------------------
Frederick A. Krehbiel
Chairman of the Board and
Chief Executive Officer

/S/ John H. Krehbiel, Jr.
- --------------------------
John H. Krehbiel, Jr.
President and Chief Operating
Officer

/S/John C. Psaltis
- ------------------------------
John C. Psaltis
Corporate Vice President,
Treasurer and Chief Financial
Officer (Retired)

/S/Robert B. Mahoney
- -------------------------------
Robert B. Mahoney
Corporate Vice President,
Treasurer and Chief Financial
Officer


                                    p38
                                    Molex

Independent Auditors' Report

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS,
MOLEX INCORPORATED
LISLE, ILLINOIS

We have audited the accompanying consolidated balance sheets of Molex Incorporated and its subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Molex Incorporated and its subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.








/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
July 25, 1996



                                    p39
                                    Molex

Consolidated Balance Sheets
(in thousands, except per share data)






     ASSETS                                                    June 30,
                                                           1996        1995
     -----------------------------------------------------------------------
     Current assets:
     Cash and cash equivalents                         $242,779    $253,552
     Marketable securities                               39,883      59,563
     Accounts receivable:
       Trade, less allowance of $12,566 in 1996 and
         $11,934 in 1995 for doubtful accounts          269,675     277,993
       Employee                                           4,356       4,821
     Inventories                                        147,612     150,836
     Deferred income taxes (Note 5)                      22,562      19,874
     Prepaid expenses                                     7,722       6,397
     -----------------------------------------------------------------------
     Total current assets                               734,589     773,036
     -----------------------------------------------------------------------




     Property, plant and equipment
     -----------------------------------------------------------------------
       at cost (Note 4):
     Land and improvements                               43,504      49,919
     Buildings and leasehold improvements               266,643     249,104
     Machinery and equipment                            683,310     658,655
     Molds and dies                                     299,440     308,627
     -----------------------------------------------------------------------
                                                      1,292,897   1,266,305




     Less accumulated depreciation and amortization     679,772     699,002
     -----------------------------------------------------------------------
     Net property, plant and equipment                  613,125     567,303
     -----------------------------------------------------------------------
     Other assets                                       113,285     100,681
     -----------------------------------------------------------------------
                                                     $1,460,999  $1,441,020
     =======================================================================

      The accompanying notes are an integral part of these consolidated financial statements.


                                    p40
                                    Molex



LIABILITIES AND SHAREHOLDERS' EQUITY                                        June 30,
                                                                        1996        1995
- ------------------------------------------------------------------------------------------
Current liabilities:
Current portion of long-term debt (Note 4)                        $      103  $      152
Accounts payable                                                     127,557     128,146
Accrued expenses:
  Salaries, commissions and bonuses                                   28,384      33,535
  Other                                                               63,205      51,405
Income taxes (Note 5)                                                 54,418      64,000
Dividends payable                                                      1,515         808
- ------------------------------------------------------------------------------------------
Total current liabilities                                            275,182     278,046
- ------------------------------------------------------------------------------------------
Deferred items:
Investment grants                                                      2,991       2,574
Income taxes (Note 5)                                                 10,986      10,736
- ------------------------------------------------------------------------------------------
Total deferred items                                                  13,977      13,310
- ------------------------------------------------------------------------------------------
Accrued postretirement benefits (Notes 6 and 7)                       30,401      32,170
- ------------------------------------------------------------------------------------------
Long-term debt (Note 4)                                                7,450       8,122
- ------------------------------------------------------------------------------------------
Minority interest in subsidiaries                                      2,718       2,104
- ------------------------------------------------------------------------------------------
Shareholders' equity (Notes 3 and 9):
Common Stock, $.05 par value; 100,000 shares authorized;
  52,379 shares issued at 1996 and 51,896 shares issued at 1995        2,619       2,075
Class A Common Stock, $.05 par value; 100,000 shares authorized;
  52,540 shares issued at 1996 and 52,433 shares issued at 1995        2,627       2,097
Class B Common Stock, $.05 par value; 146 shares authorized;
  94 shares issued at 1996 and 1995                                        5           5
Paid-in capital                                                      116,510     101,534
Retained earnings                                                    989,928     850,533
Treasury stock (Common Stock, 2,412 shares at 1996 and 1,706 shares at 1995; Class A Common Stock, 1,785 shares at 1996
  and 1,779 shares at 1995), at cost                                 (62,726)    (35,749)
Deferred unearned compensation                                       (13,583)    (13,771)
Cumulative translation adjustments                                    95,891     200,544
- -------------------------------------------------------------------------------------------
Total shareholders' equity                                         1,131,271   1,107,268
- -------------------------------------------------------------------------------------------
                                                                  $1,460,999  $1,441,020
===========================================================================================


                                    p41
                                    Molex


Consolidated Statements of Income
(in thousands, except per share data)

                                                             For the year ended June 30,


                                                              1996        1995      1994
- -----------------------------------------------------------------------------------------
Net revenue                                             $1,382,673  $1,197,747  $964,108
Cost of sales                                              827,389     692,050   558,029
- -----------------------------------------------------------------------------------------
Gross profit                                               555,284     505,697   406,079
- -----------------------------------------------------------------------------------------
Operating expenses:
Selling                                                    142,805     129,152   109,531
Administrative                                             196,202     169,331   139,153
- ------------------------------------------------------------------------------------------
Total operating expenses                                   339,007     298,483   248,684
- ------------------------------------------------------------------------------------------
Income from operations                                     216,277     207,214   157,395
- ------------------------------------------------------------------------------------------
Other income (expense):
Foreign currency transaction gain (loss)                     2,114      (2,759)   (3,291)
Interest, net                                               10,562      10,037     5,373
- ------------------------------------------------------------------------------------------
Total other income                                          12,676       7,278     2,082
- ------------------------------------------------------------------------------------------
Income before income taxes and minority interest           228,953     214,492   159,477
Income taxes (Note 5)                                       83,300      90,273    63,186
- ------------------------------------------------------------------------------------------
Income before minority interest                            145,653     124,219    96,291
Minority interest                                              (67)       (184)   (1,439)
- ------------------------------------------------------------------------------------------
Net income                                                $145,586    $124,035   $94,852
==========================================================================================
Earnings per common share (Based upon weighted average
common shares outstanding)                                   $1.45       $1.24      $.96
- ------------------------------------------------------------------------------------------
Dividends per common share (Note 3)                         $.0600      $.0304    $.0240
- ------------------------------------------------------------------------------------------
Weighted average common shares outstanding (Note 3)        100,745     100,015    98,976
- -----------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.




                                    p42
                                    Molex

Consolidated Statements of Shareholders' Equity
(in thousands)
                                                     For the year ended June 30,
                                                      1996        1995      1994
- -----------------------------------------------------------------------------------
Common Stock
Balance at beginning of period                      $2,075      $1,646    $1,632
Exercise of stock options                               23          16        14
Stock split effected in the form of a dividend         521         413        --
- -----------------------------------------------------------------------------------
Balance at end of period                             2,619       2,075     1,646

Class A Common Stock
Balance at beginning of period                       2,097       1,637     1,630
Exercise of stock options                               --           1         7
Purchase of business                                     6          49        --
Stock split effected in the form of a dividend         524         410        --
- -----------------------------------------------------------------------------------
Balance at end of period                             2,627       2,097     1,637

Class B Common Stock
Balance at beginning and end of period                   5           5         5

Paid-in capital
Balance at beginning of period                     101,534      56,464    47,052
Exercise of stock options                            6,822       4,493     4,952
Disposition of treasury stock                          920       1,112       650
Stock options granted                                4,396       9,983     3,810
Purchase of business                                 3,516      30,420        --
Issuance of stock bonus                                367          --        --
Stock split effected in the form of a dividend      (1,045)       (938)       --
- -----------------------------------------------------------------------------------
Balance at end of period                           116,510     101,534    56,464

Retained earnings
Balance at beginning of period                     850,533     729,547   637,074
Net income                                         145,586     124,035    94,852
Cash dividends                                      (6,191)     (3,049)   (2,379)
- -----------------------------------------------------------------------------------
Balance at end of period                           989,928     850,533   729,547

Treasury stock
Balance at beginning of period                     (35,749)    (31,749)  (31,107)
Purchase of treasury stock                         (26,662)     (3,712)       --
Exercise of stock options                           (1,049)       (898)   (1,120)
Disposition of treasury stock                          734         610       478
- -----------------------------------------------------------------------------------
Balance at end of period                           (62,726)    (35,749)  (31,749)

Deferred unearned compensation
Balance at beginning of period                     (13,771)     (7,223)   (6,235)
Stock options granted                               (4,396)     (9,983)   (3,810)
Amortization of deferred unearned compensation       4,584       3,435     2,822
- -----------------------------------------------------------------------------------
Balance at end of period                           (13,583)    (13,771)   (7,223)

Cumulative translation adjustments
Balance at beginning of period                     200,544     131,287   101,603
Net effect of translation adjustment              (104,653)     69,257    29,684
- -----------------------------------------------------------------------------------
Balance at end of period                            95,891     200,544   131,287
- -----------------------------------------------------------------------------------
Total shareholders' equity                      $1,131,271  $1,107,268  $881,614
===================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                                    p43
                                    Molex

Consolidated Statements of Cash Flows
(in thousands)
                                                                 For the year ended June 30,
                                                                 1996         1995       1994
- ----------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period               $253,552     $220,681   $174,526
Cash and cash equivalents were provided from (used for):
Operations:
Net income                                                    145,586      124,035     94,852
Add (deduct) non-cash items included in net income:
Depreciation and amortization                                 119,909      104,857     88,787
Deferred income taxes                                          (4,629)        (603)    (1,212)
Gain on sale of property, plant and equipment                    (361)         (51)    (1,047)
Minority interest                                                  67          184      1,439
Amortization of deferred unearned compensation                  4,584        3,435      2,822
Amortization of deferred investment grants                       (289)        (187)      (240)
Other (credits) charges to earnings--net                       (1,055)        (553)       613
Current items:
Accounts receivable                                           (19,533)     (35,289)   (23,903)
Inventories                                                   (12,355)     (23,705)    (4,454)
Prepaid expenses                                               (4,451)        (257)       172
Accounts payable                                               15,784       16,846     12,615
Accrued expenses                                               12,878       15,482     17,285
Income taxes                                                   (2,903)      20,455      3,385
- ----------------------------------------------------------------------------------------------
Net cash provided from operations                             253,232      224,649    191,114
- ----------------------------------------------------------------------------------------------
Investments:
Purchases of property, plant and equipment                   (222,389)    (186,877)  (129,458)
Proceeds from sale of property, plant and equipment             3,860        3,041      4,709
Purchases of businesses, net of cash acquired                  (1,677)     (16,338)    (3,106)
Proceeds from sale of marketable securities                 1,921,024    1,454,008    942,239
Purchases of marketable securities                         (1,901,504)  (1,456,834)  (966,077)
Increase in other assets                                      (10,290)      (1,329)    (3,601)
- ----------------------------------------------------------------------------------------------
Net cash used for investments                                (210,976)    (204,329)  (155,294)
- ----------------------------------------------------------------------------------------------
Financing:
Increase in investment grants                                     787           --         --
Decrease in long-term debt                                       (987)        (945)      (169)
Increase in long-term debt                                        269           --         --
Cash dividends paid                                            (5,556)      (2,998)    (2,217)
Exercise of stock options                                       5,796        2,992      2,915
Purchase of treasury stock                                    (26,662)      (3,712)        --
Disposition of treasury stock                                   1,654        1,722      1,128
- ----------------------------------------------------------------------------------------------
Net cash (used for) provided from financing                   (24,699)      (2,941)     1,657
- ----------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                       (28,330)      15,492      8,678
- ----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents          (10,773)      32,871     46,155
- ----------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                     $242,779     $253,552   $220,681
==============================================================================================
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest                                                     $  1,140     $    931   $    795
Income taxes                                                 $ 78,611     $ 70,251   $ 57,721
- ----------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



                                    p44
                                    Molex

Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)

(1) NATURE OF OPERATIONS
Molex Incorporated manufactures a broad line of electronic, electrical and fiber optic connectors, flat cables, switches and associated application tooling.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of the major accounting policies and practices of Molex Incorporated and subsidiaries that affect significant elements of the accompanying consolidated financial statements. Supplemental disclosure of noncash investing and financing activities are included in note 11.

(A) PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Molex Incorporated (the Parent Company) and its subsidiaries. All material intercompany balances and transactions have been eliminated.

(B) USE OF ESTIMATES IN FINANCIAL STATEMENT PREPARATION
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C) MARKETABLE SECURITIES
Marketable securities are available for sale and consist of a variety of highly-liquid investments, with maturities generally less than twelve months. Gross unrealized holding gains and losses are not material as of June 30, 1996 and 1995.

(D) FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments include accounts receivable and payable, marketable securities and long-term debt. The carrying amounts of the financial instruments approximate their fair value.

(E) INVENTORIES
Inventories are valued at the lower of first-in, first-out cost or market. Inventories at June 30 consisted of the following:

                      1996      1995
- ------------------------------------
Raw materials     $ 33,841  $ 29,424
Work in progress    54,687    59,042
Finished goods      59,084    62,370
- ------------------------------------
                  $147,612  $150,836

===========================================================



(F) Property, Plant and Equipment and Related Reserves
Depreciation and amortization are provided substantially on a straight-line basis for financial statement purposes and on accelerated methods for tax purposes. The estimated useful lives are as follows:

   Buildings                25-45 years
   Machinery and equipment   3-10 years
   Molds and dies             3-4 years


     Costs of leasehold improvements are amortized over the terms of the related leases using various methods. The carrying value of all long-lived assets is evaluated annually to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted.

(G) RESEARCH AND DEVELOPMENT AND PATENT COSTS
Costs incurred in connection with the development of new products and applications are charged to operations as incurred. Total research and development costs equaled $ 85,484 in 1996; $78,092 in 1995; and $64,772 in 1994.
     Included in these totals are patent costs of $ 6,739, $4,895, and $3,252 for the years ended June 30, 1996, 1995 and 1994, respectively.

(H) REVENUE RECOGNITION
The Company recognizes revenue at the date of shipment.

(I) CURRENCY TRANSLATION
Assets and liabilities of international entities have been translated at current exchange rates, and income and expenses have been translated using average exchange rates.

(J) GOODWILL
Goodwill is charged to earnings on a straight-line basis over the periods estimated to be benefited, currently not exceeding 20 years.

(K) CHANGES IN ACCOUNTING POLICY
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) which the Company must adopt in fiscal 1997. This statement allows for, and the Company intends to, retain the current method of accounting for stock-based compensation expense with certain additional disclosures. Therefore, the new standard will have no effect on the Company's net income or financial position.


                                    p45
                                    Molex

(L) RECLASSIFICATIONS
Certain reclassifications have been made to the prior years' financial statements in order to conform to the 1996 classifications.

(3) CAPITAL STOCK
The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50% of the authorized number of shares of Class B Common Stock continue to be outstanding, all matters, other than the election of directors, submitted to a vote of the shareholders must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock, voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action that requires shareholder approval other than the election of directors. There are 25 million shares of preferred stock authorized, none of which were issued or outstanding during the three years ended June 30, 1996.
     The Class B Common Stock can be converted into Common Stock on a share-for-share basis at any time at the option of the holder. The authorized Class A Common Stock would automatically convert into Common Stock on a share-for-share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of Common Stock and Class B Common Stock would be diluted.
     The holders of the Common Stock, Class A Common Stock, and Class B Common Stock participate equally, share for share, in any dividends that may be paid thereon, if, as and when declared by the Board of Directors, or in any assets available upon liquidation or dissolution of the Company.
     On October 21, 1994 and August 2, 1995, the Board of Directors declared 25% stock dividends. One quarter share of Molex Common Stock was distributed for each share of Common Stock and Class B Common Stock outstanding. In addition, one quarter share of Class A Common Stock was distributed for each share of Class A Common Stock outstanding. The October, 1994 stock dividend was distributed on November 28, 1994 to shareholders of record as of November 7, 1994. The August, 1995 stock dividend was distributed on September 15, 1995 to shareholders of record as of August 25, 1995. All stock and stock option amounts, as well as earnings, dividends and market prices per common share have been retroactively restated for the stock dividends.

(4) DEBT


   The details relative to long-term debt are as follows:
                                                     1996                1995
   --------------------------------------------------------------------------
   Industrial development bonds
       2% to 5%, secured by certain
       land, buildings and equipment;
       payable in periodic installments
       through November, 2009                      $7,350              $7,350
   Other                                              203                 924
   ---------------------------------------------------------------------------
                                                    7,553               8,274
   Less current portion                               103                 152
   ---------------------------------------------------------------------------
   Long-term portion                               $7,450              $8,122
   ===========================================================================


     The long-term portion as of June 30, 1996, is due as follows: $77 in 1998, $23 in 1999, and $7,350 in 2002 and thereafter. The provisions of certain loan agreements contain restrictive covenants, the more significant of which require the Company to maintain specified liquidity and debt-to-equity ratios.

(5) INCOME TAXES
The deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.



  Income before income taxes and minority interest is summarized as follows:

                                        1996                                  1995                            1994
- ---------------------------------------------------------------------------------------------------------------------
United States                         $ 68,713                            $  52,740                        $ 46,584
International                          160,240                              161,752                         112,893
- ---------------------------------------------------------------------------------------------------------------------
                                      $228,953                            $ 214,492                        $159,477
=====================================================================================================================


Income tax provisions are as follows:

                                        1996                                  1995                            1994
- ----------------------------------------------------------------------------------------------------------------------
Currently payable:
    U.S. federal                      $22,480                             $  21,685                        $  9,921
    State                               4,152                                 3,130                           2,426
    International                      61,152                                66,350                          52,031
- -----------------------------------------------------------------------------------------------------------------------
                                       87,784                                91,165                          64,378
- -----------------------------------------------------------------------------------------------------------------------
Deferred:
    United States                      (4,049)                                 (307)                           (359)
    International                        (435)                                 (585)                           (833)
- ------------------------------------------------------------------------------------------------------------------------
                                       (4,484)                                 (892)                         (1,192)
- ------------------------------------------------------------------------------------------------------------------------
Total provision for
income taxes                          $83,300                               $90,273                        $ 63,186
=========================================================================================================================


                                     p46
                                    Molex

The Company's tax rate differs from the U.S. federal income tax rate as follows:


                                        1996                                   1995                            1994
- --------------------------------------------------------------------------------------------------------------------------
U.S. federal income
     tax rate                           35.0%                                   35.0%                           35.0%
Certain tax exemptions                  (3.9)                                   (3.8)                           (4.4)
State income taxes,
    net of federal
    tax benefit                          1.2                                     1.0                             1.0
International tax rates
    different from
    U.S. federal rate                    4.1                                     9.9                             8.0
- ---------------------------------------------------------------------------------------------------------------------------
                                        36.4%                                   42.1%                           39.6%
=============================================================================================================================

Net deferred taxes arise from temporary differences as follows:

                                                                              1996                            1995
- ---------------------------------------------------------------------------------------------------------------------
International/local taxes                                                    $4,084                          $3,825
Employee benefit plans                                                        8,562                           9,713
Depreciation and amortization                                                (8,110)                         (5,421)
Allowance for doubtful accounts                                               1,682                           1,920
Inventory reserves                                                            2,677                           2,106
Inventory - other                                                             4,318                           3,528
Other deferred items                                                          8,495                           6,604
- ---------------------------------------------------------------------------------------------------------------------
                                                                            $21,708                         $22,275
=====================================================================================================================



The net deferred tax accounts reported on the balance sheet as of June 30 are as follows:

                                                                               1996                            1995
- ---------------------------------------------------------------------------------------------------------------------
Net deferred:
    Current asset                                                           $22,562                         $19,874
    Long-term asset                                                          10,502                          13,684
    Current liability                                                          (370)                           (547)
    Long-term liability                                                     (10,986)                        (10,736)
- ----------------------------------------------------------------------------------------------------------------------
                                                                            $21,708                         $22,275
======================================================================================================================


Income taxes are generally not provided on the accumulated undistributed earnings of certain international subsidiaries. It is intended that these earnings will be permanently reinvested. Should these earnings be distributed, foreign withholding taxes can be used, with limitations, to reduce U.S. income taxes.

(6) POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The Parent Company and certain of its subsidiaries provide certain retiree health care and life insurance benefits to its employees. The cost of retiree insurance benefits is accrued over the period in which the employees become eligible for such benefits. The majority of the Parent Company employees may become eligible for these benefits if they reach age 55, with age plus years of service equal to 70. There are no significant postretirement health care benefit plans outside of the United States. The Company continues to fund benefit costs primarily as claims are paid.
     Net periodic postretirement benefit cost for fiscal years 1996, 1995 and 1994 included the following components:


                                     1996                             1995                      1994
- ------------------------------------------------------------------------------------------------------------------------
Service cost, benefits
    attributed to
    employee service
    during the period               $ 573                            $ 515                      $ 492
Interest cost on
    accumulated
    postretirement
    benefit obligation                538                              422                        405
Unrecognized prior
    service cost                     (515)                            (354)                      (107)
Unrecognized net gain                 295                              118                         --
- ---------------------------------------------------------------------------------------------------------------
Net periodic postretirement
    benefit cost                     $891                            $ 701                      $ 790
================================================================================================================

The following table sets forth the plans' combined status as of June 30:

                                                                              1996                      1995
- -----------------------------------------------------------------------------------------------------------------
Accumulated postretirement
    benefit obligation (APBO):
Retirees and beneficiaries                                                  $  801                    $  614
Active employees                                                             7,320                     6,185
- ------------------------------------------------------------------------------------------------------------------
Total accumulated postretirement
     benefit obligation                                                      8,121                     6,799
Fair value of plan assets                                                       --                        --
- -------------------------------------------------------------------------------------------------------------------
Unfunded accumulated benefit
    obligation in excess of
    plan assets                                                              8,121                     6,799
Unrecognized prior service cost                                              1,907                     2,121
Unrecognized net loss                                                         (915)                     (557)
- -------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit costs                                        $9,113                    $8,363
===================================================================================================================


     The discount rate used in determining the APBO was 7.0% at June 30, 1996 and 7.5% at June 30, 1995 and 1994. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.0% in 1996, declining per year to an ultimate rate of 4.5% by 2016. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rate by 1% in each year would increase the APBO as of June 30, 1996 by $1,392 and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year then ended by $219.


                                      p47
                                     Molex

Notes to Consolidated Financial Statements (Continued


(7) PENSION AND PROFIT SHARING PLANS
The Company sponsors and/or contributes to pension plans covering substantially all U.S. hourly employees and certain employees in international subsidiaries. The Company also sponsors several defined benefit plans for certain domestic and international employees. The benefits are primarily based on years of service and the employees' compensation for certain periods during the last years of employment.
     Total pension expense for all benefit plans, including defined benefit plans, amounted to $5,613 in 1996, $5,575 in 1995, and $4,775 in 1994. Net
periodic pension expense for the Company's defined benefit plans consists of the following for the year ended June 30:



                                                                        1996                   1995                       1994
- ---------------------------------------------------------------------------------------------------------------------------------
                                                               INTERNATIONAL          International              International
                                                       U.S. PLANS      PLANS   U.S. Plans     Plans       U.S. Plans     Plans
- ---------------------------------------------------------------------------------------------------------------------------------
Service costs                                             $   597    $ 2,541      $   515   $ 2,211            $ 412   $ 1,826
Interest costs on projected benefit obligation                560      1,343          487     1,356              368     1,039
Actual return on plan assets                               (1,061)      (793)        (207)     (585)            (198)     (444)
Net amortization and deferral                                 776         75          (99)      343             (142)       33
- ---------------------------------------------------------------------------------------------------------------------------------
Net periodic pension expense                              $   872    $ 3,166      $   696   $ 3,325            $ 440   $ 2,454
=================================================================================================================================


The funded status for the Company's defined benefit plans is as follows:

                                                                          1996                       1995
- ----------------------------------------------------------------------------------------------------------------
                                                                 INTERNATIONAL              International
                                                         U.S. PLANS      PLANS   U.S. Plans         Plans
- ----------------------------------------------------------------------------------------------------------------
Actuarial present value of:
    Vested benefit obligation                           $ 7,006       $ 16,497      $ 5,379      $ 15,537
    Nonvested benefit obligation                            296          4,152          211         2,949
- ---------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                            7,302         20,649        5,590        18,486
Projected benefit obligation                              9,987         26,642        7,448        24,424
Plan assets at fair value                                 8,998         10,238        7,118         8,254
- ----------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than)
  projected benefit obligation                             (989)       (16,404)        (330)      (16,170)
Unrecognized net transition liability                       397             62          507            67
Unrecognized prior service costs                          2,200             --        2,431            --
Unrecognized net gain                                      (732)           654       (2,260)       (2,346)
- ------------------------------------------------------------------------------------------------------------------
Accrued pension asset (liability) included
in the consolidated balance sheet                       $   876       $(15,688)        $348      $(18,449)
===================================================================================================================

The assumptions used in computing the above information are presented below:

                                                                       1996                            1995
- ----------------------------------------------------------------------------------------------------------------
                                                              INTERNATIONAL                   International
                                                                      PLANS                           Plans
                                                                  (WEIGHTED                       (Weighted
                                                 U.S. PLANS        AVERAGE)        U.S. Plans      average)
- ----------------------------------------------------------------------------------------------------------------
Discount rates                                         7.0%             5.4%             8.0%         6.2%
Rates of increase in compensation                      4.5%             4.3%             4.5%         4.1%
Expected long-term rates of return on plan assets      7.0%             8.5%             7.0%         9.0%
- ----------------------------------------------------------------------------------------------------------------



     The Parent Company and certain of its subsidiaries also provide discretionary savings and other defined contribution plans covering substantially all of their salaried employees. Employer contributions of $6,611, $5,626, and $4,892 were charged to operations during 1996, 1995 and 1994, respectively.

                                      p48
                                     Molex

(8) COMMITMENTS
The Company and its subsidiaries rent certain facilities and equipment under lease arrangements classified as operating leases. Some of the leases have renewal options.
     Future minimum rental payments under noncancellable operating leases with initial or remaining terms of one year or more as of June 30, 1996 are as follows:


Fiscal Year                                      Amount
- -----------------------------------------------------------
1997                                             $ 7,007
1998                                               4,207
1999                                               2,752
2000                                               2,577
2001                                               1,530
Thereafter                                         9,259
- -----------------------------------------------------------
                                                 $27,332
===========================================================

     Rental expense was $9,961 in 1996, $11,132 in 1995, and $9,872 in 1994.


(9) STOCK OPTION PLANS:
1990 Stock Option Plan: The most significant terms of this plan provide that
(1) options may be granted for 3 million shares of Common Stock, and (2) the option price shall be fifty percent (50%) of the fair market value of the stock of the Company on the date of grant. The options expire five years from the date of the grant.
     Stock option transactions relating to the 1990 Plan are summarized as follows:


                                 Shares         Price
                          in thousands)     Per Share
- ----------------------------------------------------------
Outstanding at 6/30/94           1,188  $ 4.93-$11.36
   Granted                         799  $12.64-$14.60
   Exercised                       310  $ 4.93-$11.36
   Cancelled                        30
- -----------------------------------------------------------
Outstanding at 6/30/95           1,647  $ 4.93-$14.60
   Granted                         278  $15.88-$17.44
   Exercised                       343  $ 4.99-$14.60
   Cancelled                        50
- -----------------------------------------------------------
Outstanding at 6/30/96            1,532 $ 7.42-$17.44
Options exercisable at 6/30/95      342
Options exercisable at 6/30/96      338
- -----------------------------------------------------------

Under the 1990 Stock Option Plan, all shares issued are nonqualified. The option price per share is less than the fair market value at the date of grant, thus creating deferred unearned compensation. The difference between the fair market value and the option price was recorded as deferred unearned compensation and is charged to operations over the term of the option. In fiscal 1996, $4,584 was charged to operations ($3,435 in 1995 and $2,822 in 1994).
1991 Stock Option Plan: The most significant terms of this plan provide that
(1) options may be granted for 2 million shares of Common Stock, and (2) the option price shall be the fair market value of the stock on the date of the grant. The options expire five years from the date of the grant.
     Stock option transactions relating to the 1991 Plan are summarized as follows:


                                                     Shares                      Price
                                             (in thousands)                  Per Share
- -----------------------------------------------------------------------------------------
Outstanding at 6/30/94                                 481               $15.49-$24.12
  Granted                                               89               $25.88-$30.62
  Exercised                                             42               $15.49-$24.12
- ------------------------------------------------------------------------------------------
Outstanding at 6/30/95                                 528               $15.49-$30.62
  Granted                                               75               $33.25-$38.50
  Exercised                                             57               $15.49-$27.84
    Cancelled                                            8
- -----------------------------------------------------------------------------------------
Outstanding at 6/30/96                                 538               $15.49-$38.50
Options exercisable at 6/30/95                         117
Options exercisable at 6/30/96                         145
- -----------------------------------------------------------------------------------------


(10) OPERATIONS BY GEOGRAPHIC AREA
The Company and its subsidiaries operate in one product segment: the manufacture and sale of electrical components.

     Net revenue by geographic area is summarized in the following tables:

                       Customer  Intercompany
 1996                   Revenue       Revenue         Total
- ------------------------------------------------------------
 United States       $  443,116      $ 42,881    $  485,997
 Americas (Non-U.S.)     51,757         1,441        53,198
 Far East North         354,522       103,242       457,764
 Far East South         247,360        27,765       275,125
 Europe                 279,564        18,449       298,013
 Other                    6,354        41,465        47,819
 Eliminations                --      (235,243)     (235,243)
- ------------------------------------------------------------
 Consolidated        $1,382,673            --    $1,382,673
============================================================



                                     p49
                                    Molex

                                 Customer  Intercompany
 1995                            Revenue        Revenue          Total
- -----------------------------------------------------------------------
 United States                $  344,653       $ 38,548     $  383,201
 Americas (Non-U.S.)              38,353          1,405         39,758
 Far East North                  367,689         95,727        463,416
 Far East South                  211,943         23,500        235,443
 Europe                          227,159         11,874        239,033
 Other                             7,950         42,014         49,964
 Eliminations                        --        (213,068)      (213,068)
- -----------------------------------------------------------------------
 Consolidated                 $1,197,747             --     $1,197,747
=======================================================================


                                Customer     Intercompany
 1994                            Revenue          Revenue         Total
- --------------------------------------------------------------------------
 United States                 $  288,732       $  28,729      $  317,461
 Americas (Non-U.S.)               31,841             811          32,652
 Far East North                   303,161          68,161         371,322
 Far East South                   173,425          18,151         191,576
 Europe                           159,553          11,479         171,032
 Other                              7,396          31,016          38,412
 Eliminations                          --        (158,347)       (158,347)
- --------------------------------------------------------------------------
 Consolidated                  $  964,108              --      $  964,108
==========================================================================





 Net income by geographic area is as follows:

                                     1996            1995                    1994
- --------------------------------------------------------------------------------------
 United States                  $  43,773       $  34,655               $  30,020
 Americas (Non-U.S.)                5,492           3,209                   1,099
 Far East North                    41,592          50,623                  40,083
 Far East South                    39,326          35,264                  25,656
 Europe                            21,017          22,057                  11,529
 Other                             (5,208)        (21,947)                (13,362)
 Eliminations                        (406)            174                    (173)
- -----------------------------------------------------------------------------------------
 Consolidated                   $ 145,586       $ 124,035               $  94,852
==========================================================================================


 Identifiable assets by geographic area are as follows:

                                   1996               1995                    1994
- ------------------------------------------------------------------------------------
 United States                 $  475,207       $  423,971              $  357,261
 Americas (Non-U.S.)               27,018           18,395                  17,102
 Far East North                   440,438          543,557                 447,384
 Far East South                   235,676          200,843                 157,975
 Europe                           236,328          207,817                 149,604
 Other                             68,830           68,062                  40,218
 Eliminations                     (22,498)         (21,625)                (31,027)
- --------------------------------------------------------------------------------------
 Consolidated                  $1,460,999       $1,441,020             $ 1,138,517
======================================================================================


     Intercompany net revenues are generally recorded at cost plus the normal mark-up charged to unaffiliated customers. Identifiable assets are those assets of the Company that are identified with operations in each country. During 1996, 1995 and 1994, the largest single customer accounted for less than 10% of consolidated net revenues.

(11) ACQUISITIONS AND INVESTMENTS
The Company periodically engages in the acquisition and/or divestiture of companies within the connector industry. These transactions have not been material to the financial position or results of operations of the Company, either individually or in the aggregate and therefore proforma financial data is not presented.
     On February 17, 1995, Molex acquired Mod-Tap W. Corp., a manufacturer of interconnection products and systems for data and voice communications, for 1.2 million shares of Molex Class A Common Stock and $9.3 million in cash. The transaction has been accounted for as a purchase and accordingly, the purchase price in excess of the fair value of the net assets acquired has been classified as goodwill and included in other assets in the accompanying consolidated balance sheet and is being amortized over 20 years. In fiscal 1996, 108,257 shares of Class A Common Stock were issued pursuant to the Mod-Tap W. Corp. acquisition.
     The majority owned investments have been accounted for as purchases. Operating results have been included in the financial statements from the date of acquisition and did not have a significant effect on consolidated operating results. The minority investments have been accounted for on the equity basis of accounting.


                                     p50
                                    Molex


Fiscal 1996, 1995 and 1994 by Quarter
(in thousands, except per share data-unaudited)
                                                               Quarter              1996            1995            1994
- ----------------------------------------------------------------------------------------------------------------------------
Net revenue                                                        1st         $ 338,176       $ 268,899       $ 233,244
                                                                   2nd           344,483         274,961         224,896
                                                                   3rd           347,065         305,755         238,568
                                                                   4th           352,949         348,132         267,400

Gross profit                                                       1st           136,878         115,475          96,861
                                                                   2nd           136,938         116,466          94,196
                                                                   3rd           138,294         127,697         100,103
                                                                   4th           143,174         146,059         114,919

Income before income taxes and minority interest                   1st            57,070          48,374          37,142
                                                                   2nd            57,303          47,861          35,917
                                                                   3rd            57,365          54,328          39,659
                                                                   4th            57,215          63,929          46,759

Income taxes                                                       1st            21,856          20,957          15,357
                                                                   2nd            22,228          19,884          14,256
                                                                   3rd            21,244          22,504          15,761
                                                                   4th            17,972          26,928          17,812

Net income                                                         1st            35,157          27,354          21,382
                                                                   2nd            35,057          27,910          21,405
                                                                   3rd            36,123          31,794          23,596
                                                                   4th            39,249          36,977          28,469

Earnings per common share(1)                                       1st              0.35            0.28            0.22
                                                                   2nd              0.35            0.28            0.21
                                                                   3rd              0.36            0.31            0.24
                                                                   4th              0.39            0.37            0.29

                                                                            LOW     HIGH    LOW     HIGH    LOW     HIGH
- -------------------------------------------------------------------------------------------------------------------------
National Market System
Price of Stock: Common Stock(1)                                    1st  30 51/64   36 5/8  24       28 1/8  19 3/8   24 1/2
                                                                   2nd    30 1/2   37      24 3/4   28 3/4  20 3/8   23 3/8
                                                                   3rd    27 1/4   36 1/4  24 3/4   29 1/8  21 1/2   24 5/8
                                                                   4th    30 1/4   36 5/8  28 1/4   31 3/8  19 3/8   24 7/8

Class A Common Stock(1)                                            1st    29       34 1/2  23       26 1/4  17 5/8   22 3/8
                                                                   2nd    29       34 1/4  22 3/4   27      18 7/8   22 1/4
                                                                   3rd    27 3/4   34 3/4  23 5/8   27 3/4  20 7/8   23 1/2
                                                                   4th    27 1/2   33 3/4  26 5/8   30      19 3/8   23 1/2
- ----------------------------------------------------------------------------------------------------------------------------
(1) Restated for the following 25% stock dividends: August, 1995; November, 1994.


                                      p51
                                     Molex