Form 10-K, Exhibit 13
period 1997-06-30
MOLEX INC
filed 1997-09-26
CIK 67472

                     TEN-YEAR FINANCIAL HIGHLIGHTS SUMMARY
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                       1997              1996            1995              1994              1993(2)
----------------------------------------------------------------------------------------------------------------------------
OPERATIONS

Net revenue                     $  1,539,712        $  1,382,673       $ 1,197,747      $  964,108       $  859,283

Gross profit                         629,255             555,284           505,697         406,079          352,603

Income before income taxes

  and minority interest              262,369             228,953           214,492         159,477          133,478

Income taxes                          95,581              83,300            90,273          63,186           58,371

Net income                           166,716             145,586           124,035          94,852           71,055


Earnings per common share(1)            1.33                1.16              0.99            0.77             0.58

Net income as a percent of

  net revenue                           10.8%               10.5%             10.4%            9.8%             8.3%

FINANCIAL POSITION

Current assets                      $873,614            $734,589          $773,036        $635,104         $497,560

Current liabilities                  342,026             275,182           278,046         205,394          165,368

Working capital                      531,588             459,407           494,990         429,710          332,192

Current ratio                            2.6                 2.7               2.8             3.1              3.0

Property, plant &

   equipment, net                    665,468             613,125           567,303         440,995          385,828

Total assets                       1,636,931           1,460,999         1,441,020       1,138,517          961,775

Long-term debt                         7,350               7,450             8,122           7,350            7,510

Shareholders equity                1,235,912           1,131,271         1,107,268         881,614          751,654

Return on beginning

  shareholders equity                   14.7%               13.1%             14.1%           12.6%            10.8%

Dividends per  common share(1)          0.06                0.05              0.02            0.02             0.02

Weighted average common

  shares outstanding(1)              125,689             125,931           125,019         123,720          123,049


                                       1992              1991            1990              1989              1988
----------------------------------------------------------------------------------------------------------------------------
OPERATIONS

Net revenue                     $ 776,192         $ 707,950           $ 594,372        $ 571,892        $ 502,368

Gross profit                      318,361           297,954             256,581          257,154          240,062

Income before income taxes

  and minority interest           117,412           117,936             110,041          104,672          106,133

Income taxes                       49,814            53,402              47,495           46,475           46,473

Net income                         67,464            64,631              62,087           57,698           59,276


Earnings per common share(1)         0.55              0.53                0.51             0.47             0.48

Net income as a percent of

  net revenue                         8.7%              9.1%               10.4%            10.1%            11.8%

FINANCIAL POSITION

Current assets                  $ 434,277         $ 402,208           $ 355,107        $ 315,958        $ 298,295

Current liabilities               168,209           155,593             109,949           99,270           96,111

Working capital                   266,068           246,615             245,158          216,688          202,184

Current ratio                         2.6               2.6                 3.2              3.2              3.1

Property, plant &

   equipment, net                 362,719           280,761             228,968          214,373          183,461

Total assets                      849,689           726,740             606,899          541,253          498,953

Long-term debt                      7,949             9,136               8,046            5,760            6,566

Shareholders equity               660,389           550,742             481,281          428,788          389,735

Return on beginning

  shareholders equity                12.2%             13.4%               14.5%            14.8%            18.8%

Dividends per  common share(1)       0.01              0.01                0.01             0.01             0.01

Weighted average common

  shares outstanding(1)           122,365           121,695             122,119          123,591          123,815


(1)Restated for the following stock split/dividends: 25%-February, 1997; 25%-August, 1995; 25%-November, 1994; 25%-November, 1992; 100%-June, 1990.

(2)1993 results include a charge of $3,605, net of tax, for the cumulative effect of the change in accounting for postretirement benefits other than pensions.


                                                 MOLEX 1997 ANNUAL REPORT - 23

    MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL HIGHLIGHTS

Molex continued to produce strong revenue growth while maintaining profitability goals in fiscal 1997, reflecting the general improvement in economic conditions in several geographic regions in which the Company operates. Net revenue increased 11.4 percent to a record $1.54 billion for the fiscal year. The Company's net revenue continues to increase faster than the worldwide connector industry. Net income increased 14.5 percent to a record $167 million, or 10.8 percent of net revenue. The Company's continued growth is believed to be the result of the Company's ability to expand and increase market share in the fastest growing market segments and geographic regions of the world. The Company's global presence allows it to be a primary supplier for global and multinational companies worldwide.

                            THE GROWTH OF MOLEX VS.
                          THE WORLD CONNECTOR INDUSTRY




[CHART]

The Growth of Molex vs the Worldwide Connector Industry

Using 1987 as a base year.

                                                Worldwide         Molex
                                                ---------         -----
1987                                              100*              100*
1988                                              112*              130*
1989                                              113*              148*
1990                                              116*              154*
1991                                              117*              183*
1992                                              118*              200*
1993                                              118*              221*
1994                                              123*              248*
1995                                              150*              308*
1996                                              159*              336*
1997                                              164*              397*

* Source: Fleck International

INVESTOR RETURNS

Molex is committed to providing its shareholders with a high return on their investment. The Company's total shareholder return (including reinvestment of dividends) over the last five years has averaged an annual compounded return of
23.5 percent on Molex Common Stock and 24.2 percent on Molex Class A Common Stock. This compares to the 17.6 percent return on the S & P MidCap 400 over the same period.

        A $100 investment in Molex Common Stock at June 30, 1992, together with the reinvestment of dividends, would be worth $287 at June 30, 1997, and a similar investment in Molex Common Class A Stock would be worth $296 at June 30, 1997. During this same period, an investment in an index fund weighted exclusively by the S&P MidCap 400 would be worth $225.

        In April, 1997, the Molex Board of Directors distributed a 25 percent stock dividend. In addition, the Board increased the annual cash dividend by 25 percent to $0.06 per share. All shares outstanding, earnings and dividends per share have been retroactively restated for the stock dividend.


                              MOLEX COMMON STOCK/
                           HIGH-LOW-CLOSE BY QUARTER

                                 [LINE GRAPH]

1993          High          Low        Close
----          ----          ---        -----

1st           15.50         12.20      14.34
2nd           15.80         13.30      13.63
3rd           16.90         13.20      16.38
4th           16.50         14.70      15.87



1994          High          Low        Close
----          ----          ---        -----

1st           19.60         5.62       18.56
2nd           18.70        16.30       18.18
3rd           19.70        17.20       17.28
4th           19.90        15.50       19.46


1995          High          Low        Close
----          ----          ---        -----

1st           28.12        24.00       21.76
2nd           28.75        24.75       22.08
3rd           29.12        24.75       22.88
4th           31.37        28.25       24.80



1996          High          Low        Close
----          ----          ---        -----

1st           29 19/64      21 41/64   23.20
2nd           29 19/32      24 13/32   25.40
3rd           29            21 51/64   27.90
4th           29 19/64      24 13/64   25.40


1997          High          Low        Close
----          ----          ---        -----

1st           30 13/64      22         29.80
2nd           31 51/64      28 13/32   31.30
3rd           32            28         28.40
4th           39 1/2        27         36.50

Restated for the following stock splits: 25% - February, 1997; 25% - August, 1995; 25% - November, 1994; 25% - November, 1992

                       FIVE-YEAR CUMULATIVE TOTAL RETURN
                          (Fiscal Years ended June 30)

                                 [LINE GRAPH]

                            1992      1993          1994        1995          1996         1997
Molex Common Stock         100.00    124.12         152.31      194.34        199.42      287.02
Molex CL A Comm Stock      100.00    120.88         158.70      197.28        198.86      295.67
S & P MidCap 400           100.00    122.69         122.62      150.01        182.38      224.93

INTERNATIONAL OPERATIONS

With Molexs almost 30 years in the international connector market, foreign operations generated, in fiscal 1997, net revenue in excess of $1.0 billion for the first time, and represented 67.3 percent of total Molex net revenue. Net revenue from foreign operations in fiscal 1997 were nearly four times greater than in fiscal 1987. International operations are subject to currency exchange rate fluctuations and government actions. Molex monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system, the establishing of contra-currency accounts in several international subsidiaries and

24 - MOLEX 1997 ANNUAL REPORT
occasional use of forward exchange contracts. Due to the uncertainty of the foreign currency exchange markets, Molex cannot reasonably predict future trends related to foreign currency fluctuations. Foreign currency fluctuations have impacted the Company's results in the past and may impact results in the future.

FINANCIAL POSITION AND LIQUIDITY

Molex has an exceptionally strong balance sheet. Cash and marketable securities at June 30, 1997, equaled $325.3 million and represented 19.9 percent of total consolidated assets. Cash and marketable securities increased $42.7 million during fiscal 1997.
     The Company's long-term financing strategy is to rely almost exclusively on internal sources of funds for investing in plant, equipment and acquisitions. Management is confident that the Company's liquidity and financial flexibility are adequate to support current and future growth. Molex has historically used external borrowings only when a clear financial advantage exists. The Company has available lines of credit totaling $20.5 million, which remain unused at June 30, 1997.
     Cash provided from operations was $275.4 million during fiscal 1997. The Company's operations generate sufficient cash to support the current level of capital expenditures and financing activities. In U.S. dollars, the 76 average days' sales outstanding in trade accounts receivable remained the same as in the prior year. Average inventory days in U.S. dollars have improved to 71 days from the 73 days reported last fiscal year.
     Cash used for investing activities was $278.0 million in fiscal 1997, primarily due to capital expenditures. Molex continued its commitment to investing in new tooling, equipment and facilities, with capital expenditures totaling $208.6 million for fiscal 1997. Molex added new facilities in China and Puerto Rico. In addition, facilities were expanded in the Republic of Korea, Taiwan, India and Florida. These additions increased the worldwide facility floor space to 3.9 million square feet.
     The weighted average shares outstanding of Common Stock, Class A Common Stock and Class B Common Stock for the current fiscal year decreased to 125.7 million from the 125.9 million for fiscal 1996. The Company purchased 1,077,500 shares of common stock during fiscal 1997. During fiscal 1996, Molex purchased 785,000 shares of common stock on the open market.

Percentage of Net Revenue
Fiscal Year Ended June 30,


                                                                U.S. Dollar
                                                          Percentage Change
                                1997    1996    1995       1997-96    1996-95
-----------------------------------------------------------------------------
Net revenue                     100.0%  100.0%  100.0%      11.4%      15.4%

Cost of sales                    59.1    59.8    57.8       10.0       19.6
-----------------------------------------------------------------------------
Gross profit                     40.9    40.2    42.2       13.3        9.8

Operating expenses               24.5    24.5    24.9       11.3       13.6
-----------------------------------------------------------------------------
Income from operations           16.4    15.7    17.3       16.5        4.4

Total other income                0.6     0.9     0.6      (17.7)      74.2
-----------------------------------------------------------------------------
Income before income taxes       17.0    16.6    17.9       14.6        6.7

Income taxes                      6.2     6.1     7.5       14.7       -7.7
-----------------------------------------------------------------------------
Net income                       10.8%   10.5%   10.4%      14.5%      17.4%
=============================================================================


FISCAL 1997 COMPARED TO FISCAL 1996

Net revenue increased 11.4 percent to an all-time high of $1.54 billion during fiscal 1997, compared to $1.38 billion during fiscal 1996. Excluding the effect of exchange rates due to the generally stronger U.S. dollar, which had the affect of reducing reported revenue, net revenue increased 16.3 percent.
     In the Far East North, customer net revenue increased 15.4 percent in local currencies. The increase in domestic sales in fiscal 1997 was achieved despite difficult economic conditions in the Republic of Korea during much of the year and continuing price erosion in Japan. Net revenue in the region increased 2.6 percent in U.S. dollars as the dollar strengthened considerably against both the Japanese yen and the Korean won. Development of high precision and miniaturized products have made Molex Japan a leading supplier to the notebook PC industry. Molex became the No. 3 connector maker in Japan. Molex further advanced its entry into NTT-related telecommunications and mobile phone business with release of several new interconnection products.
     Customer net revenue in the Americas region increased 15.9 percent in U.S. dollars and 18.8 percent in local currencies in fiscal 1997. In the Commercial Division, revenue growth and profitability continue in competitive traditional markets and growth increased in niche markets. Sales growth in the Data/Comm Division was a result of continued strength in the PC market, introduction of new products and high speed cable assemblies used in the telecommunications industry. The Fiber Optics Division continued its strong sales growth, and the Value-Added Division experienced significant growth in the computer and computer peripheral markets.
     Customer net revenue in the Far East South increased 20.4 percent in U.S. dollars and 21.0 percent in local currencies. The region continues to experience revenue growth due to demand for personal computers and related peripheral products, along with new products developed for local demand and export.

                                                  MOLEX 1997 ANNUAL REPORT - 25

    MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                                  (CONTINUED)

     Europe's net revenue increased 6.2 percent in U.S. dollars and 12.7 percent in local currencies. Slow growth and softened demand during the first half of the year was compensated by strong sales in the second half of the year. Price erosion and initial start-up costs affecting profitability were offset by reductions in material costs and an increase in new product sales.
     The consolidated gross profit increased from 40.2 percent of net revenue in fiscal 1996 to 40.9 percent during fiscal 1997. The gross margin performance improvement in fiscal 1997 can be attributed to improvement in overall manufacturing effiencies, general softening of raw material prices and the Company's ability to overcome the prior year's start-up costs, which plagued automotive and other new product programs.
     Operating expenses as a percentage of net revenue remained steady at 24.5 percent in fiscal 1997 and fiscal 1996. Net revenue per employee decreased to $128.9 thousand during fiscal 1997 from $136.9 during fiscal 1996. Employee headcount increased 18.3 percent compared to the 11.4 percent increase in net revenue. This increase in headcount can be attributed to the aforementioned growth in revenue, as well as significant increases in the Value-Added
Division.
     Research and development expenditures increased to $89.5 million or 5.8 percent of sales, a 4.7 percent increase from the $85.5 million in fiscal 1996. These expenditures contributed to the release of 319 new product families and the granting of 541 new patents during fiscal 1997. During fiscal 1997, 30.5 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex has a long-term commitment to reinvesting its profits in new product design and tooling in order to maintain and enhance the Company's competitive position.
     The foreign currency transactions balanced out through the year, resulting in a net de minimus gain in fiscal 1997, compared to a net gain of $2.1 million in fiscal 1996.
     Interest income decreased slightly from fiscal 1996. This decrease can be attributed to the relatively lower interest rates earned on the cash balances in many countries where the Company has significant short-term investments. Interest expense remained relatively unchanged from fiscal 1996.
     The effective tax rate remained unchanged at 36.4 percent from fiscal 1996 to 1997.
     Net income increased 14.5 percent to $166.7 million. Earnings per share increased to $1.33 during fiscal 1997 from $1.16 during fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

Net revenue increased 15.4 percent to an all-time high of $1.4 billion during fiscal 1996, compared to $1.2 billion during fiscal 1995. Excluding the change in exchange rates due to the generally stronger U.S. dollar, which had the affect of reducing reported revenue, net revenue increased 19.0 percent.
     In the Far East North, customer net revenue increased 3.7 percent in local currencies. The increase in domestic sales in fiscal 1996 was achieved despite difficult economic conditions in Japan during much of the year and the impact of price erosion. Net revenue in the region decreased 3.6 percent in U.S. dollars as the dollar strengthened against the Japanese yen. Development of high precision and miniaturized products has made Molex a leading supplier to the notebook PC industry, as well as positioned the Company to further penetrate growth industries such as telecommunications and automotive.
     Customer net revenue in the Americas region increased 29.2 percent in U.S. dollars and 32.6 percent in local currencies in fiscal 1996, including the net revenue for Mod-Tap for the full fiscal year. In the U.S. Commercial Division, sales to the automotive market increased substantially over the prior year as several major programs began commercial production in fiscal 1996. Revenues and profits in the U.S. Data/Comm Division were strong in the first half of the fiscal year, with slower growth in the second half. Price erosion in this sector continues to offset unit growth. Fiber optics and related telecommunications products continue to be the fastest-growing market segments in the Americas region. The newly-formed Value-Added Division, centered in Mexico, experienced strong growth during the year. Molex is well-positioned to take advantage of opportunities in this rapidly growing market as well.
     Customer net revenue in the Far East South increased 15.8 percent in U.S. dollars and 14.3 percent in local currencies. The region continues to experience revenue growth due to demand for personal computers and related peripheral products, as well as introduction of new products for local demand and export.


26 - MOLEX 1997 ANNUAL REPORT

     Europe's net revenues increased 22.5 percent in U.S. dollars and 16.0 percent in local currencies. Sales to the mobile telephone and automotive industries were strong during the first half of the fiscal year, but demand softened during the second half and revenue growth slowed somewhat. Start-up costs for automotive programs placed pressure on profitability in the region during much of the year.
     The consolidated gross profit increased from 42.2 percent of net revenue in fiscal 1995 to 40.2 percent during fiscal 1996. Price erosion, coupled with start-up costs for automotive programs in the U.S. and Europe and new products in Japan, placed pressure on margins during fiscal 1996.
     Operating expenses as a percentage of net revenue decreased slightly from
24.9 percent in fiscal 1995 to 24.5 percent in fiscal 1996. Net revenue per employee increased to $136.9 thousand in fiscal 1996 from $126.1 thousand during fiscal 1995. Employee headcount increased only 6.3 percent, as compared to the
15.4 percent increase in net revenue.
     Research and development expenditures reached an all-time high of $85.5 million or 6.2 percent of sales, a 9.5 percent increase from the $78.1 million spent in fiscal 1995. These expenditures, coupled with the efforts of the engineering department, resulted in the release of 283 new product families and the granting of 519 new patents during fiscal 1996. During fiscal 1996, 27.5 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex has a long-term commitment to reinvesting its profits in new product design and tooling in order to maintain and improve the Company's competitive position.
     Foreign currency transactions resulted in a net gain of $2.1 million in fiscal 1996, compared to a net loss of $2.8 million in fiscal 1995 mainly due to the weakening of the Japanese yen when compared to the U.S. dollar.
     Interest income, net of interest expense for fiscal 1996 increased 5.2 percent from fiscal 1995. This increase is the result of higher interest rates earned on relatively constant cash balances in many of the countries where the Company has significant short-term investments. Interest expense remained relatively unchanged from fiscal 1995.
     The effective tax rate decreased to 36.4 percent during fiscal 1996 from
42.1 percent during fiscal 1995. The decrease was due to the mix of pretax earnings between the U.S. and Japan and to changes in the valuation reserve for losses that can be recognized for tax purposes.
     Net income increased 17.4 percent to $145.6 million. Earnings per share increased to $1.16 during fiscal 1996 from $0.99 during fiscal 1995.

OUTLOOK

Fiscal 1997 was another fine year for Molex, with sales growing significantly faster than the overall connector industry. The outlook for fiscal 1998 is for another good year. Management anticipates steady growth in sales and earnings throughout the year.
     To further expand the Company's global presence and provide customers with innovative products at an accelerated pace, Molex plans to invest approximately $240 million in capital expenditures and $100 million in research and development for the fiscal year ending June 30, 1998. During fiscal 1998, the Company plans to open new facilities in Segensworth, England; Merrimack, New Hampshire; and Indianapolis, Indiana. Further expansion is planned for existing operations in Kagoshima, Japan; Chateau Gontier, France; Guadalajara and Nogales, Mexico; and Maumelle, Arkanas. Molex is also planning to increase its presence in the southern region of the Republic of Korea and Northern China.
     Worldwide, the connector industry is expected to increase between five percent and six percent. The Company expects to once again surpass its goal of growing at twice the connector industry while generating a 10 percent net return on sales. The Company continues to emphasize expansion in rapidly growing markets such as computers, computer peripherals, telecommunications and automotive. Molex remains committed to providing high quality products and a full range of services to customers wherever they may be located in the world.
     The Company is subject to environmental laws and regulations in the countries where it operates. Molex has designed an environmental program to reduce the generation of potentially hazardous materials during its manufacturing process and believes it continues to meet or exceed local governmental regulations.
     The Company is a defendant in several pending proceedings incidental to the normal conduct of business. Management believes that the ultimate disposition of these matters will not have a materially adverse impact on the financial condition or consolidated results of operations of the Company.

                                                  MOLEX 1997 ANNUAL REPORT - 27

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




Frederick A. Krehbiel        John H. Krehbiel, Jr.     Robert B. Mahoney

Frederick A. Krehbiel        John H. Krehbiel, Jr.     Robert B. Mahoney
Chairman of the Board and    President and             Corporate Vice President,
Chief Executive Officer      Chief Operating Officer   Treasurer and Chief
                                                       Financial Officer

28 - MOLEX 1997 ANNUAL REPORT

                         INDEPENDENT AUDITORS' REPORT




To the Shareholders and Board of Directors,
Molex Incorporated
Lisle, Illinois


We have audited the accompanying consolidated balance sheets of Molex Incorporated and its subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Molex Incorporated and its subsidiaries as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.







DELOITTE & TOUCHE LLP
Chicago, Illinois
July 22, 1997

                                                MOLEX 1997 ANNUAL REPORT - 29

                         CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)



Assets                                                                                  June 30,
                                                                                1997               1996
---------------------------------------------------------------------------------------------------------
Current assets:
Cash and cash equivalents                                                  $   199,767        $   242,779
Marketable securities                                                          125,570             39,883
Accounts receivable:
  Trade, less allowance of $14,586 in 1997 and
  $12,566 in 1996 for doubtful accounts                                        332,350            269,675
  Employee                                                                       5,415              4,356
Inventories                                                                    166,660            147,612
Deferred income taxes (Note 5)                                                  35,801             22,562
Prepaid expenses                                                                 8,051              7,722
---------------------------------------------------------------------------------------------------------
Total current assets                                                           873,614            734,589
---------------------------------------------------------------------------------------------------------
Property, plant and equipment
---------------------------------------------------------------------------------------------------------
  at cost (Note 4):
Land and improvements                                                           44,107             42,815
Buildings and leasehold improvements                                           277,020            252,372
Machinery and equipment                                                        730,258            633,990
Molds and dies                                                                 307,627            281,038
Construction-in-progress                                                        56,886             82,682
---------------------------------------------------------------------------------------------------------
                                                                             1,415,898          1,292,897



Less accumulated depreciation and amortization                                 750,430            679,772
---------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                              665,468            613,125
---------------------------------------------------------------------------------------------------------



Other assets                                                                    97,849            113,285
---------------------------------------------------------------------------------------------------------
                                                                        $    1,636,931       $  1,460,999
=========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

30 - MOLEX 1997 ANNUAL REPORT


Liabilities and Shareholders' Equity                                                  June 30,
                                                                                 1997         1996
-----------------------------------------------------------------------------------------------------
Current liabilities:
Current portion of long-term debt (Note 4)                                    $      --      $    103
Accounts payable                                                                151,934       127,557
Accrued expenses:
  Salaries, commissions and bonuses                                              44,111        28,384
  Other                                                                          64,899        63,205
Income taxes (Note 5)                                                            79,197        54,418
Dividends payable                                                                 1,885         1,515
-----------------------------------------------------------------------------------------------------
Total current liabilities                                                       342,026       275,182
-----------------------------------------------------------------------------------------------------
Deferred items:
Investment grants                                                                 3,341         2,991
Income taxes (Note 5)                                                            11,417        10,986
-----------------------------------------------------------------------------------------------------
Total deferred items                                                             14,758        13,977
-----------------------------------------------------------------------------------------------------
Accrued postretirement benefits (Notes 6 and 7)                                  33,779        30,401
-----------------------------------------------------------------------------------------------------
Long-term debt (Note 4)                                                           7,350         7,450
-----------------------------------------------------------------------------------------------------
Minority interest in subsidiaries                                                 3,106         2,718
-----------------------------------------------------------------------------------------------------
Shareholders equity (Notes 3 and 9):
Common Stock, $.05 par value; 100,000 shares authorized;
  66,054 shares issued at 1997 and 65,474 shares issued at 1996                   3,303         2,619
Class A Common Stock, $.05 par value; 100,000 shares authorized;
  65,658 shares issued at 1997 and 65,675 shares issued at 1996                   3,283         2,627
Class B Common Stock, $.05 par value; 146 shares authorized;
  94 shares issued at 1997 and 1996                                                   5             5
Paid-in capital                                                                 131,265       116,510
Retained earnings                                                             1,149,720       989,928
Treasury stock (Common Stock, 4,171 shares at 1997 and 3,015 shares at 1996; Class A Common Stock, 2,157 shares at 1997
  and 2,231 shares at 1996), at cost                                            (94,494)      (62,726)
Deferred unearned compensation                                                  (16,499)      (13,583)
Cumulative translation and other adjustments                                     59,329        95,891
-----------------------------------------------------------------------------------------------------
Total shareholders' equity                                                    1,235,912     1,131,271
-----------------------------------------------------------------------------------------------------
                                                                            $ 1,636,931   $ 1,460,999
=====================================================================================================


                                                 MOLEX 1997 ANNUAL REPORT - 31

                      CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                            For the year ended June 30,
                                                        1997            1996         1995
--------------------------------------------------------------------------------------------
Net revenue                                        $ 1,539,712     $ 1,382,673   $ 1,197,747
Cost of sales                                          910,457         827,389       692,050
--------------------------------------------------------------------------------------------
Gross profit                                           629,255         555,284       505,697
--------------------------------------------------------------------------------------------
Operating expenses:
Selling                                                153,483         142,805       129,152
Administrative                                         223,833         196,202       169,331
--------------------------------------------------------------------------------------------
Total operating expenses                               377,316         339,007       298,483
--------------------------------------------------------------------------------------------
Income from operations                                 251,939         216,277       207,214
--------------------------------------------------------------------------------------------
Other income (expense):
Foreign currency transaction gain (loss)                    25           2,114        (2,759)
Interest, net                                           10,405          10,562        10,037
--------------------------------------------------------------------------------------------
Total other income                                      10,430          12,676         7,278
--------------------------------------------------------------------------------------------
Income before income taxes and minority interest        262,369        228,953       214,492
Income taxes (Note 5)                                    95,581         83,300        90,273
--------------------------------------------------------------------------------------------
Income before minority interest                         166,788        145,653       124,219
Minority interest                                           (72)           (67)         (184)
--------------------------------------------------------------------------------------------
Net income                                           $  166,716    $   145,586   $   124,035
============================================================================================
Earnings per common share (Based upon weighted
average common shares outstanding)                   $     1.33    $      1.16   $      0.99
--------------------------------------------------------------------------------------------
Dividends per common share (Note 3)                  $     0.06    $      0.05   $      0.02
--------------------------------------------------------------------------------------------
Weighted average common shares outstanding (Note 3)     125,689        125,931       125,019
--------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


32 - MOLEX 1997 ANNUAL REPORT

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                (IN THOUSANDS)




                                                                                     For the year ended June 30,
                                                                                1997            1996            1995
----------------------------------------------------------------------------------------------------------------------
Common Stock
Balance at beginning of period                                               $  2,619         $  2,075        $  1,646
Exercise of stock options                                                          23               23              16
Stock split effected in the form of a dividend                                    661              521             413
----------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                        3,303            2,619           2,075

Class A Common Stock
Balance at beginning of period                                                  2,627            2,097           1,637
Exercise of stock options                                                          --               --               1
Purchase of business                                                               --                6              49
Stock split effected in the form of a dividend                                    656              524             410
----------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                        3,283            2,627           2,097

Class B Common Stock
Balance at beginning and end of period                                              5                5               5

Paid-in capital
Balance at beginning of period                                                116,510          101,534          56,464
Exercise of stock options                                                       5,947            6,822           4,493
Disposition of treasury stock                                                     203              920           1,112
Stock options granted                                                           8,655            4,396           9,983
Stock option cancellations                                                       (955)              --              --
Purchase of business                                                            1,672            3,516          30,420
Issuance of stock bonus                                                           550              367              --
Stock split effected in the form of a dividend                                 (1,317)          (1,045)           (938)
----------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                      131,265          116,510         101,534

Retained earnings
Balance at beginning of period                                                989,928          850,533         729,547
Net income                                                                    166,716          145,586         124,035
Cash dividends                                                                 (6,924)          (6,191)         (3,049)
----------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                    1,149,720          989,928         850,533
Treasury stock
Balance at beginning of period                                                (62,726)         (35,749)        (31,749)
Purchase of treasury stock                                                    (31,918)         (26,662)         (3,712)
Exercise of stock options                                                        (917)          (1,049)           (898)
Purchase of business                                                              484               --              --
Disposition of treasury stock                                                     583              734             610
----------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                      (94,494)         (62,726)        (35,749)
Deferred unearned compensation
Balance at beginning of period                                                (13,583)         (13,771)         (7,223)
Stock options granted                                                          (8,655)          (4,396)         (9,983)
Stock option cancellations                                                        682               --              --
Amortization of deferred unearned compensation                                  5,057            4,584           3,435
----------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                      (16,499)         (13,583)        (13,771)

Cumulative translation and other adjustments
Balance at beginning of period                                                 95,891          200,544         131,287
Net effect of translation adjustment                                          (36,962)        (104,653)         69,257
Unrealized investment gain                                                        400               --              --
----------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                       59,329           95,891         200,544
----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                $ 1,235,912      $ 1,131,271     $ 1,107,268
======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                                                 MOLEX 1997 ANNUAL REPORT - 33

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)



                                                                                        For the year ended June 30,
                                                                                      1997          1996         1995
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period                                   $ 242,779       $ 253,552     $ 220,681
Cash and cash equivalents were provided from (used for):
Operations:
Net income                                                                         166,716         145,586       124,035
Add (deduct) non-cash items included in net income:
Depreciation and amortization                                                      138,675         119,909       104,857
Deferred income taxes                                                              (13,671)         (4,629)         (603)
Gain on sale of property, plant and equipment                                         (236)           (361)          (51)
Minority interest                                                                       72              67           184
Amortization of deferred unearned compensation                                       5,057           4,584         3,435
Amortization of deferred investment grants                                            (486)           (289)         (187)
Other (credits) charges to earnings net                                             (1,552)         (1,055)         (553)

Current items:
Accounts receivable                                                                (78,645)        (19,533)      (35,289)
Inventories                                                                        (23,334)        (12,355)      (23,705)
Prepaid expenses                                                                    (1,062)         (4,451)         (257)
Accounts payable                                                                    31,143          15,784        16,846
Accrued expenses                                                                    25,842          12,878        15,482
Income taxes                                                                        26,833          (2,903)       20,455
------------------------------------------------------------------------------------------------------------------------
Net cash provided from operations                                                  275,352         253,232       224,649
------------------------------------------------------------------------------------------------------------------------
Investments:
Purchases of property, plant and equipment                                        (208,558)       (222,389)     (186,877)
Proceeds from sale of property, plant and equipment                                  3,104           3,860         3,041
Purchases of businesses, net of cash acquired                                           --          (1,677)      (16,338)
Proceeds from sale of marketable securities                                      2,179,269       1,921,024     1,454,008
Purchases of marketable securities                                              (2,260,518)     (1,901,504)   (1,456,834)
Increase in other assets                                                             8,693         (10,290)       (1,329)
------------------------------------------------------------------------------------------------------------------------
Net cash used for investments                                                     (278,010)       (210,976)     (204,329)
------------------------------------------------------------------------------------------------------------------------
Financing:
Increase in investment grants                                                        1,067             787            --
Decrease in long-term debt                                                            (857)           (987)         (945)
Increase in long-term debt                                                             654             269            --
Cash dividends paid                                                                 (6,924)         (5,556)       (2,998)
Exercise of stock options                                                            5,053           5,796         2,992
Purchase of treasury stock                                                         (31,918)        (26,662)       (3,712)
Disposition of treasury stock                                                          786           1,654         1,722
------------------------------------------------------------------------------------------------------------------------
Net cash used for financing                                                        (32,139)        (24,699)       (2,941)
------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                             (8,215)        (28,330)       15,492
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                               (43,012)        (10,773)       32,871
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                         $ 199,767       $ 242,779     $ 253,552
========================================================================================================================
Supplemental disclosure of cash flow information

Cash paid during the period for:

Interest                                                                         $     628       $   1,140     $     931

Income taxes                                                                     $  72,372       $  78,611     $  70,251
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

34 - MOLEX 1997 ANNUAL REPORT

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


(A) Principles of Consolidation
The consolidated financial statements include the accounts of Molex Incorporated (the Company) and its subsidiaries. All material intercompany balances and transactions have been eliminated.

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

(C) Marketable Securities
Marketable securities are available for sale and consist of a variety of highly liquid investments, with maturities generally less than 12 months. Gross unrealized holding gains and losses are not material as of June 30, 1997 and 1996.

(D) Fair Value of Financial Instruments
The Company's financial instruments include accounts receivable and payable, marketable securities and long-term debt. The carrying amounts of the financial instruments approximate their fair value.

(E) Inventories
Inventories are valued at the lower of first-in, first-out cost or market. Inventories at June 30 consist of the following:

                                           1997            1996
-----------------------------------------------------------------
Raw materials                           $  38,335       $  33,841
Work in progress                           55,309          54,687
Finished goods                             73,016          59,084
-----------------------------------------------------------------
                                        $ 166,660       $ 147,612
=================================================================


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

(G) Research and Development and Patent Costs
Costs incurred in connection with the development of new products and applications are charged to operations as incurred. Total research and development costs equaled $89,450 in 1997; $85,484 in 1996; and $78,092 in 1995.
     Included in these totals are patent costs of $5,607; $6,739; and $4,895 for the years ended June 30, 1997, 1996 and 1995, respectively.

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

(K) New Accounting Pronouncements
In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," effective for fiscal and interim periods ending after December 15, 1997. This statement replaces primary Earnings Per Share (EPS) with basic EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS, formerly fully diluted EPS, must be presented in all cases with basic EPS. Basic and diluted EPS for the year ended June 30, 1997 would not be materially different than the primary EPS presented in the Consolidated Statements of Income.
     In June 1997 FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," both of which are effective for fiscal years

                                                  MOLEX 1997 ANNUAL REPORT - 35

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)


beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. The requirements of both statements only impact financial statement disclosure. Accordingly, these statements will not have a material impact on the Company's financial position or the results of its operations.

(L) Reclassifications
Certain reclassifications have been made to the prior years' financial statements in order to conform to the 1997 classifications.

                              (3) CAPITAL STOCK

The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50% of the authorized number of shares of Class B Common Stock continues to be outstanding, all matters, other than the election of directors, submitted to a vote of the shareholders must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock, voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action that requires shareholder approval other than the election of directors. There are 25 million shares of preferred stock authorized, none of which were issued or outstanding during the three years ended June 30, 1997.
     The Class B Common Stock can be converted into Common Stock on a share-for-share basis at any time at the option of the holder. The authorized Class A Common Stock would automatically convert into Common Stock on a share-for-share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of Common Stock and Class B Common Stock would be diluted.
     The holders of the Common Stock, Class A Common Stock and Class B Common Stock participate equally, share-for-share, in any dividends that may be paid thereon, if, as and when declared by the Board of Directors, or in any assets available upon liquidation or dissolution of the Company.
      On August 2, 1995 and February 10, 1997, the Board of Directors declared 25 percent stock dividends. One quarter share of Molex Common Stock was distributed for each share of Common Stock and Class B Common Stock outstanding. In addition, one quarter share of Class A Common Stock was distributed for each share of Class A Common Stock outstanding. The August 1995 stock dividend was distributed on September 15, 1995 to shareholders of record as of August 25, 1995. The February 1997 stock dividend was distributed on April 25, 1997 to shareholders of record as of March 31, 1997. All stock and stock option amounts, as well as earnings, dividends and market prices per common share have been retroactively restated for the stock dividends.

                                  (4) DEBT

The details relative to long-term debt are as follows:

                                           1997        1996
--------------------------------------------------------------
Industrial development bonds
    2% to 5%, secured by certain
    land, buildings and equipment;
    payable in periodic installments
    through November, 2009               $  7,350     $  7,350
Other                                           -          203
--------------------------------------------------------------
                                            7,350        7,553
Less current portion                            -          103
--------------------------------------------------------------
Long-term portion                        $  7,350     $  7,450
==============================================================
     The long-term portion as of June 30, 1997 is due in 2002 and thereafter. The provisions of certain loan agreements contain restrictive covenants, the more significant of which require the Company to maintain specified liquidity and debt-to-equity ratios.

                              (5) INCOME TAXES

The deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

     Income before income taxes and minority interest is summarized as follows:

                                1997        1996        1995
--------------------------------------------------------------
United States                $  75,014   $  68,713   $  52,740
International                  187,355     160,240     161,752
--------------------------------------------------------------
                             $ 262,369   $ 228,953   $ 214,492
==============================================================
    Income tax provisions are as follows:

                                1997        1996       1995
--------------------------------------------------------------
Currently payable:
    U.S. federal             $ 33,397    $ 22,480     $ 21,685
    State                       4,952       4,152        3,130
    International              70,903      61,152       66,350
--------------------------------------------------------------
                              109,252      87,784       91,165
--------------------------------------------------------------
Deferred:
    United States              (8,843)     (4,049)        (307)
    International              (4,828)       (435)        (585)
--------------------------------------------------------------
                              (13,671)     (4,484)        (892)
--------------------------------------------------------------
Total provision for
    income taxes             $ 95,581    $ 83,300     $ 90,273
==============================================================

36 - MOLEX 1997 ANNUAL REPORT

The Company's tax rate differs from the U.S. federal income tax rate as follows:

                                       1997           1996           1995
-------------------------------------------------------------------------
U.S. federal income tax rate           35.0%          35.0%          35.0%
Certain tax exemptions                 (4.0)          (3.9)          (3.8)
State income taxes,
   net of federal tax benefit           1.2            1.2            1.0
International tax rates
   different from U.S. federal rate     4.2            4.1            9.9
-------------------------------------------------------------------------
                                       36.4%          36.4%          42.1%
=========================================================================

        Net deferred taxes arise from temporary differences as follows:

                                                      1997           1996
---------------------------------------------------------------------------
International/local taxes                            $ 6,892        $ 4,084
Employee benefit plans                                13,135          8,562
Depreciation and amortization                         (9,074)        (8,110)
Allowance for doubtful accounts                        1,979          1,682
Inventory reserves                                     3,198          2,677
Inventory - other                                      5,170          4,318
Investments                                            3,647          1,159
Other deferred items                                   9,639          7,336
---------------------------------------------------------------------------
                                                     $34,586        $21,708
===========================================================================

        The net deferred tax accounts reported on the balance sheet as of June 30 are as follows:

                                                      1997           1996
---------------------------------------------------------------------------
Net deferred:
   Current asset                                     $35,801        $22,562
   Long-term asset                                    10,430         10,502
   Current liability                                    (228)          (370)
   Long-term liability                               (11,417)       (10,986)
---------------------------------------------------------------------------
                                                     $34,586        $21,708
===========================================================================

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

                         (6) POSTRETIREMENT BENEFITS
                             OTHER THAN PENSIONS

The Company and certain of its subsidiaries provide certain retiree health care and life insurance benefits to its employees. The cost of retiree insurance benefits is accrued over the period in which the employees become eligible for such benefits. The majority of the Company's U.S. employees may become eligible for these benefits if they reach age 55, with age plus years of service equal to 70. There are no significant postretirement health care benefit plans outside of the United States. The Company continues to fund benefit costs primarily as claims are paid.

        Net periodic postretirement benefit cost for fiscal years 1997, 1996 and 1995 included the following components:

                                            1997           1996          1995
------------------------------------------------------------------------------
Service cost, benefits attributed
  to employee service during the period    $  668         $  573        $  515
Interest cost on accumulated
  postretirement benefit obligation           563            538           422
Unrecognized prior service cost              (374)          (515)         (354)
Unrecognized net gain                         171            295           118
------------------------------------------------------------------------------
Net periodic postretirement benefit cost   $1,028         $  891        $  701
==============================================================================

        The following table sets forth the plans' combined status as of June 30:
                                                      1997           1996
---------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation (APBO):
Retirees and beneficiaries                           $ 1,210        $   801
Active employees                                       7,318          7,320
---------------------------------------------------------------------------
Total accumulated postretirement
  benefit obligation                                   8,528          8,121
Fair value of plan assets                                 --             --
---------------------------------------------------------------------------
Unfunded accumulated benefit
  obligation in excess of plan assets                  8,528          8,121
Unrecognized prior service cost                        2,585          1,907
Unrecognized net loss                                   (997)          (915)
---------------------------------------------------------------------------
Accrued postretirement benefit costs                 $10,116        $ 9,113
===========================================================================

        The discount rate used in determining the APBO was 7.5 percent at June 30, 1997, and 7.0 percent at June 30, 1996 and 7.5 percent at June 30, 1995. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.6 percent in 1997, declining per year to an ultimate rate of 5.0 percent by 2017. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rate by 1.0 percent in each year would increase the APBO as of June 30, 1997 by $1,476 and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year then ended by $249.


                                                 MOLEX 1997 ANNUAL REPORT - 37

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)

(7) PENSION AND PROFIT SHARING PLANS

The Company sponsors and/or contributes to pension plans, including defined benefit plans, covering substantially all U.S. hourly employees and certain employees in international subsidiaries. The benefits are primarily based on years of service and the employees' compensation for certain periods during the last years of employment.

        Total pension expense for all benefit plans, including defined benefit plans, amounted to $6,633 in 1997, $6,330 in 1996 and $6,044 in 1995. Net
periodic pension expense for the Company's defined benefit plans consists of the following for the year ended June 30:



                                         1997            1997            1996            1996            1995            1995
------------------------------------------------------------------------------------------------------------------------------------
                                         U.S.            Int'l           U.S.            Int'l           U.S.           Int'l
                                         Plans           Plans           Plans           Plans          Plans           Plans
------------------------------------------------------------------------------------------------------------------------------------
Service costs                           $  856            $2,642         $ 597           $2,541         $ 515           $2,211
Interest costs on projected
  benefit obligation                       655             1,448           560            1,343           487            1,356
Actual return on plan assets              (641)             (860)         (500)            (793)         (207)            (585)
Net amortization and deferral              340               (17)          215               75           (99)             343
------------------------------------------------------------------------------------------------------------------------------------
Net periodic pension expense            $1,210            $3,213         $ 872           $3,166         $ 696           $3,325
====================================================================================================================================

        The funded status for the Company's defined benefit plans is as follows:



                                                                         1997            1997            1996            1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                         U.S.            Int'l           U.S.            Int'l
                                                                         Plans           Plans           Plans           Plans
------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
------------------------------------------------------------------------------------------------------------------------------------
        Vested benefit obligation                                       $ 7,058         $ 20,216        $ 7,006         $ 16,497
        Nonvested benefit obligation                                        447              162            296              108
------------------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation                                            7,595           20,378          7,302           16,605
Projected benefit obligation                                             10,180           29,711          9,987           26,642
Plans assets at fair value                                                9,529           11,945          8,998           10,238
------------------------------------------------------------------------------------------------------------------------------------
Plans assets in excess of (less than) projected
  benefit obligation                                                       (651)         (17,766)          (989)         (16,404)
Unrecognized net transition liability                                       287               56            397               62
Unrecognized prior service costs                                          1,969               --          2,200               --
Unrecognized net gain                                                      (389)           1,318           (732)             654
------------------------------------------------------------------------------------------------------------------------------------
Accrued pension asset (liability) included
in the consolidated balance sheet                                       $ 1,216         $(16,392)       $   876         $(15,688)
====================================================================================================================================


        The assumption used in computing the above information are presented below:


                                                                         1997            1997             1996           1996
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Int'l                           Int'l
                                                                                         Plans                           Plans
                                                                         U.S.            (weighted        U.S.           (weighted
                                                                         Plans            average)        Plans           average)
------------------------------------------------------------------------------------------------------------------------------------
Discount rates                                                            7.5%             5.2%            7.0%             5.4%
Rates of increase in compensation                                         4.5%             4.0%            4.5%             4.3%
Expected long-term rates of return on
  plan assets                                                             7.5%             7.5%            7.0%             8.5%
------------------------------------------------------------------------------------------------------------------------------------


        The Company and certain of its subsidiaries also provide discretionary savings and other defined contribution plans covering substantially all of their salaried employees. Employer contributions of $7,226, $6,611 and $5,626 were charged to operations during 1997, 1996, and 1995, respectively.



38 - MOLEX 1997 ANNUAL REPORT

                               (8) COMMITMENTS

The Company and its subsidiaries rent certain facilities and equipment under lease arrangements classified as operating leases. Some of the leases have renewal options.
     Future minimum rental payments under noncancellable operating leases with initial or remaining terms of one year or more as of June 30, 1997 are $7,003 in 1998; $4,683 in 1999; $2,765 in 2000; $1,921 in 2001; $1,375 in 2002; and
$17,037 thereafter, totaling $34,784.
     Rental expense was $8,541 in 1997; $9,961 in 1996; and $11,132 in 1995.

                            (9) STOCK OPTION PLANS

The Company has two stock option plans currently in effect under which future grants may be issued: the 1990 Stock Option Plan (the "1990 Plan") and the 1991 Stock Option Plan (the "1991 Plan").
     1990 Plan: The most significant terms of this plan provide that (1) options may be granted for 3.7 million shares of Common Stock and (2) the option price shall be fifty percent of the fair market value of the stock of the Company on the date of grant. The option term is five to nine years from the date of the grant.
     Stock option transactions relating to the 1990 Plan are summarized as follows:

                                                        Wtd. Avg.
                                           Shares           Price
                                   (in thousands)       Per Share
-----------------------------------------------------------------
Outstanding at 6/30/95                      2,059         $  8.66
     Granted                                  348           12.85
     Exercised                                429            6.38
     Canceled                                  63            9.17
-----------------------------------------------------------------
Outstanding at 6/30/96                      1,915         $  9.92
     Granted                                  575           14.69
     Exercised                                410            8.25
     Canceled                                  81           11.00
-----------------------------------------------------------------
Outstanding at 6/30/97                      1,999         $ 11.60
Options exercisable at 6/30/96                423            7.83
Options exercisable at 6/30/97                403            9.24
-----------------------------------------------------------------

Under the 1990 Plan, all shares issued are nonqualified. The option price per share is less than the fair market value at the date of grant, thus creating deferred unearned compensation. The difference between the fair market value and the option price was recorded as deferred unearned compensation and is charged to operations over the term of the option. In fiscal 1997, $5,057 was charged to operations ($4,584 in 1996 and $3,435 in 1995).

1991 Plan: The most significant terms of this plan provide that (1) options may be granted for 2.4 million shares of Common Stock and (2) the option price shall be the fair market value of the stock on the date of the grant. The option term is five to eleven years from the date of the grant.
     Stock option transactions relating to the 1991 Plan are summarized as follows:

                                                        Wtd. Avg.
                                           Shares           Price
                                   (in thousands)       Per Share
-----------------------------------------------------------------
Outstanding at 6/30/95                        660         $ 16.21
     Granted                                   94           27.51
     Exercised                                 71           14.36
     Canceled                                  10           18.42
-----------------------------------------------------------------
Outstanding at 6/30/96                        673         $ 17.95
     Granted                                  316           28.74
     Exercised                                115           14.11
     Canceled                                  11           22.65
-----------------------------------------------------------------
Outstanding at 6/30/97                        863         $ 22.35
Options exercisable at 6/30/96                181           14.47
Options exercisable at 6/30/97                167           17.28
-----------------------------------------------------------------

In fiscal 1997 the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As provided by SFAS No. 123, the Company has elected to continue to account for its stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure provisions required by SFAS No. 123. Had the Company elected to apply the provisions of SFAS No. 123 regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted in 1996 and 1997, the effects on reported net income and earnings per common share would have been as follows:


                                           1997           1996
-----------------------------------------------------------------
Net income, as reported                  $166,716        $145,586
Pro forma net income                      166,133         145,312
Earnings per share, as reported              1.33            1.16
Pro forma earnings per share                 1.32            1.15
-----------------------------------------------------------------

For purpose of the SFAS No. 123 pro forma net income and earnings per common share calculation, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                           1997           1996
-----------------------------------------------------------------
Dividend yield                               0.2%            0.2%
Expected volatility                        30.25%          31.45%
Risk-free interest rate                6.07-6.54%      5.21-6.18%
Expected life of option (years)        3.01-10.50      3.01-10.62
-----------------------------------------------------------------


MOLEX 1997 ANNUAL REPORT - 39

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 (CONTINUED)


The following table summarizes information about options outstanding at December 31, 1997:


                  Options Outstanding                 Options Exercisable
           -----------------------------------     -----------------------
                         Wtd. Avg.
Range of                 Remaining   Wtd. Avg.                   Wtd. Avg.
Exercise        Number     Life of    Exercise          Number    Exercise
Prices     Outstanding    Contract       Price     Exercisable       Price
--------------------------------------------------------------------------
$0 to 10       346,036    0.9 yrs.     $  8.05         242,172     $  7.91
10 to 15     1,493,488    2.9 yrs.       11.91         216,890       11.76
15 to 20       550,693    4.5 yrs.       16.16          64,056       16.13
20 to 33       471,984    7.2 yrs.       27.45          46,420       23.72
             ---------                                 -------
             2,862,201                                 569,538
             =========                                 =======

        (10) OPERATIONS BY GEOGRAPHIC AREA

The Company and its subsidiaries operate in one product segment: the manufacture and sale of electrical components.

        Net revenue by geographic area is summarized in the following tables:


                          Customer    Intercompany
1997                       Revenue         Revenue           Total
--------------------------------------------------------------------
United States          $   503,576      $   55,257     $   558,833
Americas (Non-U.S.)         69,970           3,149          73,119
Far East North             363,605         127,943         491,548
Far East South             302,305          33,213         335,518
Europe                     299,771          23,798         323,569
Other                          485           4,000           4,485
Eliminations                    --        (247,360)       (247,360)
--------------------------------------------------------------------
Consolidated            $1,539,712              --      $1,539,712)
====================================================================


                          Customer    Intercompany
1996                       Revenue         Revenue           Total
--------------------------------------------------------------------

United States           $  443,116     $    42,881     $   485,997
Americas (Non-U.S.)         51,757           1,441          53,198
Far East North             354,522         103,242         457,764
Far East South             251,063          29,016         280,079
Europe                     282,164          18,450         300,614
Other                           51          40,213          40,264
Eliminations                    --        (235,243)       (235,243)
--------------------------------------------------------------------
Consolidated            $1,382,673              --      $1,382,673
====================================================================



                          Customer    Intercompany
1995                       Revenue         Revenue           Total
--------------------------------------------------------------------
United States           $  344,653     $    38,548      $  383,201
Americas (Non-U.S.)         38,353           1,405          39,758
Far East North             367,689          95,727         463,416
Far East South             216,749          24,175         240,924
Europe                     230,248          11,874         242,122
Other                           55          41,339          41,394
Eliminations                    --        (213,068)       (213,068)
--------------------------------------------------------------------
Consolidated            $1,197,747              --      $1,197,747
====================================================================

Net income by geographic area is as follows:



                           1997           1996             1995
--------------------------------------------------------------------
United States           $    48,517    $    43,773      $   34,655
Americas (Non-U.S.)           6,621          5,492           3,209
Far East North               46,560         41,592          50,623
Far East South               51,711         39,193          35,956
Europe                       28,072         21,039          22,200
Other                       (14,838)        (5,097)        (22,782)
Eliminations                     73           (406)            174
--------------------------------------------------------------------
Consolidated            $   166,716    $   145,586      $  124,035
====================================================================


Identifiable assets by geographic area are as follows:


                           1997           1996             1995
--------------------------------------------------------------------
United States           $  563,721     $   475,207      $  423,971
Americas (Non-U.S.)         39,224          27,018          18,395
Far East North             477,799         440,438         543,557
Far East South             283,022         245,280         210,888
Europe                     256,972         239,236         211,415
Other                       80,060          56,318          54,419
Eliminations               (63,867)        (22,498)        (21,625)
--------------------------------------------------------------------
Consolidated            $1,636,931      $1,460,999      $1,441,020
====================================================================

        Intercompany net revenue is generally recorded at cost plus the normal mark-up charged to unaffiliated customers. Identifiable assets are those assets of the Company that are identified with operations in each country. During 1997, 1996 and 1995, no customer accounted for more than 10% of consolidated net revenue.

        (11) ACQUISITIONS AND INVESTMENTS

The Company periodically engages in the acquisition and/or divestiture of companies within the connector industry. These transactions have not been material to the financial position or results of operations of the Company, either individually or in the aggregate. Therefore, pro forma financial data is not presented. Such transactions are accounted for as purchases and, accordingly, any purchase price in excess of the fair value of the net assets acquired has been classified as goodwill and included in other assets in the accompanying consolidated balance sheet.

        The majority owned investments have been accounted for as purchases. Operating results have been included in the financial statements from the date of acquisition and did not have a significant effect on consolidated operating results. The minority investments have been accounted for on the equity basis of accounting.

        On June 6, 1997, the Company issued 59,477 shares of Class A Common Stock to holders of a class of securities in a subsidiary of the Company in exchange for all of the shares of that class of securities owned by such holders.

40 - MOLEX 1997 ANNUAL REPORT

                    FISCAL 1997, 1996 AND 1995 BY QUARTER
               (IN THOUSANDS, EXCEPT PER SHARE DATA-UNAUDITED)



                                                Quarter                  1997                  1996                   1995
-----------------------------------------------------------------------------------------------------------------------------
Net revenue                                         1st               $ 359,595              $ 338,176              $ 268,899
                                                    2nd                 377,005                344,483                274,961
                                                    3rd                 387,053                347,065                305,755
                                                    4th                 416,059                352,949                348,132

Gross profit                                        1st                 142,826                136,878                115,475
                                                    2nd                 153,053                136,938                116,466
                                                    3rd                 158,340                138,294                127,697
                                                    4th                 175,035                143,174                146,059

Income before income taxes and minority interest    1st                  58,639                 57,070                 48,374
                                                    2nd                  63,137                 57,303                 47,861
                                                    3rd                  67,964                 57,365                 54,328
                                                    4th                  72,628                 57,215                 63,929

Income taxes                                        1st                  22,777                 21,856                 20,957
                                                    2nd                  22,925                 22,228                 19,884
                                                    3rd                  24,751                 21,244                 22,504
                                                    4th                  25,128                 17,972                 26,928

Net income                                          1st                  35,855                 35,157                 27,354
                                                    2nd                  40,197                 35,057                 27,910
                                                    3rd                  43,190                 36,123                 31,794
                                                    4th                  47,473                 39,249                 36,977

Earnings per common share(1)                        1st                    0.29                   0.28                   0.22
                                                    2nd                    0.32                   0.28                   0.22
                                                    3rd                    0.34                   0.29                   0.25
                                                    4th                    0.38                   0.31                   0.30

                                                                 LOW       HIGH         LOW       HIGH           LOW     HIGH
-----------------------------------------------------------------------------------------------------------------------------
National Market System
Price of Stock: Common Stock(1)                     1st     22         30 13/64    21 41/64   29 19/64    19 13/64   22 1/2
                                                    2nd     28 13/32   31 51/64    24 13/32   29 19/32    19 51/64   23
                                                    3rd     28         32          21 51/64   29          19 51/64   23 19/64
                                                    4th     27         39 1/2      24 13/64   29 19/64    22 19/32   25 3/32

Class A Common Stock(1)                             1st     20 19/64   27 13/32    23 13/64   27 19/32    18 13/32   21
                                                    2nd     25 45/64   29 13/32    23 13/64   27 13/32    18 13/64   21 19/32
                                                    3rd     26 13/64   30 13/64    22 13/64   27 51/64    30 29/32   22 13/64
                                                    4th     26 13/64   37 5/8      22         27          21 19/64   24

-----------------------------------------------------------------------------------------------------------------------------

(1) Restated for the following 25% stock dividends: February, 1997; August, 1995; November, 1994.


                                                  MOLEX 1997 ANNUAL REPORT - 41