Form 10-K/A, Exhibit 13
period 1997-06-30
MOLEX INC
filed 1997-09-29
CIK 67472

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


                              MOLEX COMMON STOCK/
                           HIGH-LOW-CLOSE BY QUARTER

                                 [LINE GRAPH]


1993          High          Low        Close
----          ----          ---        -----

1st           15.50         12.20      14.34
2nd           15.80         13.30      13.63
3rd           16.90         13.20      16.38
4th           16.50         14.70      15.87



1994          High          Low        Close
----          ----          ---        -----

1st           19.60        15.62       18.56
2nd           18.70        16.30       18.18
3rd           19.70        17.20       17.28
4th           19.90        15.50       19.46


1995          High          Low        Close
----          ----          ---        -----

1st           22.50        19.20       21.76
2nd           23.00        19.80       22.08
3rd           23.30        19.80       22.88
4th           25.10        22.60       24.80


1996          High          Low        Close
----          ----          ---        -----

1st           29.23         21.57      23.20
2nd           29.60         24.40      25.40
3rd           29.00         21.80      27.90
4th           29.30         24.20      25.40


1997          High          Low        Close
----          ----          ---        -----

1st           30.20         22.00      29.80
2nd           31.80         28.40      31.30
3rd           32.00         28.00      28.40
4th           39.50         27.00      36.50


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