Form 10-K, Exhibit 13
period 1998-06-30
MOLEX INC
filed 1998-09-22
CIK 67472

                                                                     EXHIBIT 13

Ten-Year Financial Highlights Summary
(in thousands, except per share data)


                                     1998          1997          1996          1995             1994
Operations
Net revenue                       $1,622,975    $1,539,712    $1,382,673    $1,197,747      $   964,108
Gross profit                         670,709       640,895       562,731       512,498          410,128
Income before income taxes
         and minority interest       274,823       262,369       228,953       214,492          159,477
Income taxes                          92,490        95,581        83,300        90,273           63,186
Net income                           182,243       166,716       145,586       124,035           94,852
Earnings per common share:(1)
         Basic                          1.16          1.06          0.92          0.79             0.61
         Diluted                        1.15          1.05          0.92          0.79             0.61
Net income as a percent of
         net revenue                    11.2%         10.8%         10.5%         10.4%             9.8%

Financial Position
Current assets                    $  867,791    $  873,614    $  734,589    $  773,036      $   635,104
Current liabilities                  332,874       342,026       275,182       278,046          205,394
Working capital                      534,917       531,588       459,407       494,990          429,710
Current ratio                            2.6           2.6           2.7           2.8              3.1
Property, plant &
         equipment, net              676,161       665,468       613,125       567,303          440,995
Total assets                       1,639,634     1,636,931     1,460,999     1,441,020        1,138,517
Long-term debt                         5,566         7,350         7,450         8,122            7,350
Shareholders' equity               1,261,570     1,235,912     1,131,271     1,107,268          881,614
Return on beginning
         shareholders' equity           14.7%         14.7%         13.1%         14.1%            12.6%
Dividends per common share(1)           0.06          0.05          0.04          0.02             0.02
Weighted average common
         shares outstanding:(1)
                  Basic              156,600       157,111       157,414       156,274          154,650
                  Diluted            158,377       158,679       159,055       157,931          155,861

 (1)Restated for the following stock split/dividends: 25%-November 1997; 25%-February 1997; 25%-August 1995; 25%-November 1994.

Management's Discussion of Financial Condition and Results of Operations Financial Highlights
Molex continued to produce strong revenue growth while maintaining profitability goals in fiscal 1998, despite the difficult economic conditions in certain geographic regions in which the Company operates. Net revenue increased 5.4 percent to a record $1.62 billion for the fiscal year. The Company's net revenue continues to increase faster than the worldwide connector industry. Net income increased 9.3 percent to a record $182.2 million, or 11.2 percent of net revenue. The Company's continued growth is believed to be the result of the Company's ability to expand and increase market share in the fastest growing market segments and geographic regions of the world. The Company's global presence allows it to be a primary supplier for multinational and/or multi-market companies worldwide.


            The Growth of Molex vs. the Worldwide Connector Industry


                                  Worldwide        Molex
                                  ---------        -----
                   1988              100            100
                   1989              101            114
                   1990              104            118
                   1991              105            141
                   1992              106            155
                   1993              106            171
                   1994              110            192
                   1995              134            238
                   1996              142            275
                   1997              149            306
                   1998              149            323

Investor Returns
     Molex is committed to providing its shareholders with a high return on their investment. The Company's total shareholder return (including reinvestment of dividends) over the last five years has averaged an annual compounded return of 14.7 percent on Molex Common Stock and 15.5 percent on Molex Class A Common Stock.
         A $100 investment in Molex Common Stock at June 30, 1993, together with the reinvestment of dividends, would be worth $198 at June 30, 1998, and a similar investment in Molex Common Class A Stock would be worth $205 at June 30, 1998.
         In November 1997, the Molex Board of Directors distributed a 25 percent stock dividend. All shares outstanding, earnings and dividends per share have been retroactively restated for the stock dividend.


                  Molex Common Stock/High-Low-Close By Quarter


                               1994       1995     1996     1997        1998

1st QTR - High               15.6875        18   23.4375   24.15625   36.20313
           Low                12.375     15.36   17.3125   17.59375      29.25
           Close              14.875   17.4375      23.2      23.84       35.5

2nd QTR - High               14.9375   18.4375  23.67188   25.4375    38.40625
           Low                    13   15.875   19.53125  22.71875       25.75
           Close             14.5625    17.75      20.32     25.04      32.125

3rd QTR - High                 15.75   18.625   23.20313  25.59375      32.125
           Low                 13.75   15.875    17.4375  22.40625     24.8125
           Close             13.8125  18.3125      22.32     22.72        27.5

4th QTR - High                 15.92   20.125    23.4375  31.59375        30.5
           Low                12.375  18.4375   19.35938  21.59375          23
           Close               15.25    19.84      20.32      29.2          25


                       Five-Year Cumulative Total Return


                     Molex       Molex       S&P        Peer
                    Common      Class A     MidCap      Group
                     Stock      Com Stk      400

      1993           100.00      100.00     100.00      100.00
      1994           122.70      131.34      99.94      108.98
      1995           156.57      163.30     122.27      150.70
      1996           160.66      164.58     148.66      131.40
      1997           231.25      244.77     183.34      177.41
      1998           198.38      205.46     233.12      173.37


International Operations
In fiscal 1998, international operations generated net revenue in excess of $1.0 billion for the second year in a row and represented 65.7 percent of total Molex net revenue. Net revenue from international operations in fiscal 1998 was nearly three times greater than in fiscal 1988.
         International operations are subject to currency exchange rate fluctuations and government actions. Molex monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system, the establishing of contra-currency accounts in several international subsidiaries, development of natural hedges and occasional use of forward exchange contracts. Due to the uncertainty of the foreign currency exchange markets, Molex cannot reasonably predict future trends related to foreign currency fluctuations. Foreign currency fluctuations have impacted the Company's results in the past and may impact results in the future.

Financial Position and Liquidity
Molex has an exceptionally strong balance sheet. Cash and marketable securities at June 30, 1998 equaled $322.4 million and represented 19.7 percent of total consolidated assets. Cash and marketable securities decreased $2.9 million during fiscal 1998.
         The Company's long-term financing strategy is to rely on internal sources of funds for investing in plant, equipment and acquisitions. Management is confident that the Company's liquidity and financial flexibility are adequate to support current and future growth. Molex has historically used external borrowings only when a clear financial advantage exists. The Company has available lines of credit totaling $28.7 million, which remain unused at June 30, 1998.
         Cash provided from operations was $304.7 million during fiscal 1998. The Company's operations generate sufficient cash to support the current level of capital expenditures and financing activities. In U.S. dollars, the average days' sales outstanding in trade accounts receivable of 70 improved from the 76 days reported last fiscal year. Average inventory days in U.S. dollars have declined to 77 days from the 71 days reported last fiscal year.
         Cash used for investing activities was $234.6 million in fiscal 1998, primarily due to capital expenditures. Molex continued its commitment to investing in new tooling, equipment and facilities, with capital expenditures totaling $227.2 million for fiscal 1998. Molex added new facilities in England, Japan, Mexico and the United States. In addition, facilities were expanded in Japan. These additions increased the worldwide facility floor space to 4.2 million square feet.
         Cash used for financing activities was $52.1 million in fiscal 1998, primarily due to the purchase of treasury stock. The Company purchased 1,661,250 shares of common stock during fiscal 1998. During fiscal 1997, Molex purchased 1,346,875 shares of common stock on the open market.

Percentage of Net Revenue
Fiscal Year Ended June 30,

                                                      U.S. Dollar
                                                   Percentage Change
                                        1998     1997     1996   1998-97 1997-96
Net revenue                            100.0%   100.0%   100.0%    5.4%    11.4%
Cost of sales                           58.7     58.4     59.3     5.9      9.6
Gross profit                            41.3     41.6     40.7     4.7     13.9
S, G & A expenses                       25.1     25.3     25.0     4.5     12.5
Income from operations                  16.2     16.3     15.7     4.9     16.1
Total other income                       0.7      0.7      0.9     1.0    (11.9)
Income before income taxes              16.9     17.0     16.6     4.7     14.6
Income taxes                             5.7      6.2      6.1    (3.2)    14.7
Net income                              11.2%    10.8%    10.5%    9.3%    14.5%

Fiscal 1998 compared to fiscal 1997
Net revenue reached another all-time-high during fiscal 1998, rising 5.4 percent to $1.62 billion, compared to $1.54 billion during fiscal 1997. Excluding the effect of exchange rates due to the generally stronger U.S. dollar, which had the effect of reducing reported revenue by $124.3 million, net revenue increased
13.5 percent.
         Customer net revenue in the Americas region increased 13.4 percent in U.S. dollars and 13.5 percent in local currencies in fiscal 1998. In the competitive commercial products market, revenue and profits continued to increase. Molex achieved solid growth in several niche markets. The Company continued its penetration initiative with greater automotive product sales to the Big Three. Sales growth in the telecommunications market was enhanced by a series of new product introductions, as well as by sales of high speed cable assemblies. Value-added assemblies experienced strong growth with increased sales into the computer, computer peripheral, automotive and telecommunications markets. The sale of fiber optic products continued its rapid growth in several market segments.
         In the Far East North, customer net revenue increased 1.8 percent in local currencies during fiscal 1998. The increase in domestic sales was achieved despite difficult economic conditions in both Japan and the Republic of Korea. Molex Japan recorded the highest growth rate of any connector company in Japan for the fiscal year, while Molex Korea maintained the number one position in its local market. Net revenue in the region decreased 9.9 percent in U.S. dollars as the dollar strengthened considerably against both the Japanese yen and the Korean won.

Management's Discussion of Financial Condition and Results of Operations (continued)
         Customer revenue in the Far East South increased 10.0 percent in local currencies, but decreased 3.9 percent in U.S. dollars due to the $41.7 million unfavorable revenue impact of foreign currency translation in fiscal 1998. Higher imported material costs, due primarily to currency devaluation, caused a
6.2 percentage point drop in gross profit as a percent of net revenue. This drop was partially offset by effective cost containment programs. Despite the difficult current economic environment characterized by a slowing PC market and currency devaluation, the Company continued its investment to pursue further penetration in this very attractive market. Capital expenditures, which include expansion in China, increased in fiscal 1998.
         Europe's net revenue increased 17.9 percent in U.S. dollars and 31.2 percent in local currencies. Strong growth in telecommunications and consumer products, steady improvement in automotive and a general resurgence in European markets served by Molex have all contributed to the growth. Higher volumes along with the introduction of new products more than offset the effects of price erosion, resulting in substantially improved profitability.
         The consolidated gross profit as a percent of net revenue remained relatively flat in fiscal 1998 at 41.3 percent, compared to 41.6 percent in fiscal 1997. This gross margin performance can be attributed to higher imported material costs in international operations, due primarily to the effect of currency devaluation in those regions, offset by improvements in overall manufacturing efficiencies and utilization.
         Selling, general and administrative expenses as a percentage of net revenue remained relatively flat during fiscal 1998 at 25.1 percent versus 25.3 percent in the prior year period. Net revenue per employee increased to $130,307 in fiscal 1998 from $128,879 in 1997. Employee headcount increased 4.3 percent compared to the 5.4 percent increase in net revenue. This increase in headcount can be attributed to continued focus on the value-added business.
         Research and development expenditures increased to $93.9 million or 5.8 percent of sales, a 4.9 percent increase from the $89.5 million expended in fiscal 1997. These expenditures contributed to the release of 428 new product families and the granting of 498 new patents during fiscal 1998. During fiscal 1998, 30.2 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex continued its long-term commitment to reinvesting its profits in new product design and tooling in order to maintain and enhance the Company's competitive position.
         Net interest income increased 7.0 percent during fiscal 1998 due to a higher level of short-term investments than in fiscal 1997 along with the improved interest rates on those investments.
         The effective tax rate declined from 36.4 percent in fiscal 1997 to
33.7 percent during fiscal 1998, due mainly to the current utilization of prior years' foreign tax carryforwards and a change in the mix of pretax earnings between countries.
         Net income increased 9.3 percent to $182.2 million during fiscal 1998. Excluding the effect of foreign exchange rates, which lowered net income by $14.0 million, net income climbed 17.7 percent. Diluted earnings per share increased to $1.15 during fiscal 1998 from $1.05 during fiscal 1997. Fiscal 1997 Compared to Fiscal 1996 Net revenue increased 11.4 percent to an all-time high of $1.54 billion during fiscal 1997, compared to $1.38 billion during fiscal 1996. Excluding the effect of exchange rates due to the generally stronger U.S. dollar, which had the effect of reducing reported revenue, net revenue increased
16.3 percent.
         Customer net revenue in the Americas region increased 15.9 percent in U.S. dollars and 18.8 percent in local currencies in fiscal 1997. In the competitive commercial products market, revenue and profits continued to increase. Molex achieved solid growth in several niche markets. Sales growth in the telecommunications and PC markets was a result of continued strength in these industries and the introduction of new products. The sale of fiber optic products continued its rapid growth in several market segments. Value-added products experienced significant growth in the computer and computer peripheral markets.
         In the Far East North, customer net revenue increased 15.4 percent in local currencies. The increase in domestic sales in fiscal 1997 was achieved despite difficult economic conditions in the Republic of Korea during much of the year and continuing price erosion in Japan. Net revenue in the region increased 2.6 percent in U.S. dollars as the dollar strengthened considerably against both the Japanese yen and the Korean won. Development of high precision and miniaturized products have made Molex Japan a leading supplier to the notebook PC industry. Molex became the No. 3 connector maker in Japan. Molex further advanced its entry into NTT-related telecommunications and mobile phone business with release of several new interconnects.

         Customer net revenue in the Far East South increased 20.4 percent in U.S. dollars and 21.0 percent in local currencies. The region continued to experience revenue growth due to demand for personal computers and related peripheral products, along with new products developed for local demand and export.
         Europe's net revenue increased 6.2 percent in U.S. dollars and 12.7 percent in local currencies. Slow growth and softened demand during the first half of the year was compensated for by strong sales in the second half of the year. Price erosion and increasing variable costs affecting profitability were offset by reductions in material costs and an increase in new product sales.
         The consolidated gross profit increased from 40.7 percent of net revenue in fiscal 1996 to 41.6 percent during fiscal 1997. The gross margin performance in fiscal 1997 can be attributed to improvement in overall manufacturing efficiencies, general softening of raw material prices and the Company's ability to overcome the prior year's start-up costs, which plagued automotive and other new product programs.
         Selling, general and administrative expenses as a percentage of net revenue remained relatively steady in fiscal 1997 and fiscal 1996. Net revenue per employee decreased to $128,879 during fiscal 1997 from $136,871 during fiscal 1996. Employee headcount increased 18.3 percent compared to the 11.4 percent increase in net revenue. This increase in headcount can be attributed to the aforementioned growth in revenue, as well as significant increases in the value-added business.

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

         Interest income decreased slightly from fiscal 1996. This decrease can be attributed to the relatively lower interest rates earned on the cash balances in many countries where the Company has significant short-term investments. Interest expense remained relatively unchanged from fiscal 1996.
         The effective tax rate remained unchanged at 36.4 percent from fiscal 1996 to 1997.
         Net income increased 14.5 percent to $166.7 million. Diluted earnings per share increased to $1.05 during fiscal 1997 from $0.92 during fiscal 1996.

FUTURE ACCOUNTING CHANGES
In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures about Segments of an Enterprise and Related Information," and in February 1998, issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," all of which are effective for fiscal years beginning after December 15, 1997, the Company's fiscal year 1999. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. SFAS No. 132 revises employers' disclosures about pensions and other postretirement benefit plans. The requirements of all three statements only impact financial statement disclosure. Accordingly, these statements will not have a material impact on the Company's financial position or the results of its operations.
         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. It establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is assessing the impact this statement will have on its statement of financial position and the results of its operations.

Management's Discussion of Financial Condition and Results of Operations (continued)

Year 2000
Molex recognizes the importance of the Year 2000 issue and has been giving high priority to it. During fiscal 1998, the Company completed an assessment of its business and other information systems as well as the non-information system aspects of its business that could be impacted by the Year 2000 issue. Over the past few years the Company has developed and is currently implementing its Global Information System (GIS), which is Year 2000 compliant. The GIS project is approximately 50% implemented and is expected to be fully complete by October, 1999. The Company presently believes that with modifications to existing software and the GIS implementation, the Year 2000 issue will not pose material operational problems for its information systems. While considered unlikely, management believes that the most likely, worst case Year 2000 scenario would be a delay in the completion of the GIS implementation at one or more of its operating subsidiaries. At this time management has not determined the impact this worst case scenario would have on its financial position, results of operations or cash flows, but believes that its experience implementing GIS to date mitigates this risk.
         While the GIS implementation addresses many of the Company's Year 2000 issues, the Company does not consider the GIS implementation costs to be related to the Year 2000 issue as such costs are a strategic expenditure to enhance future operations and would be incurred regardless of the Year 2000 issue. Total costs related to the GIS project are expected to reach $55 million once complete. Expenditures related to the Year 2000 date conversion effort, principally the cost to repair existing software or microprocessors embedded in the Company's manufacturing systems, are expected to be minor and management expects the total costs of such remediation effort to be less than $2.0 million. Such costs will be incurred principally during fiscal 1999 and should not have a material impact on the Company's financial position, results of operations or cash flows.
     The Company is initiating communications with its critical external relationships to determine the extent to which the Company may be vulnerable to such parties' failure to resolve their own Year 2000 issues. Where practicable, the Company will assess and attempt to mitigate its risks with respect to the failure of these entities to be Year 2000 ready. The Company cannot estimate the cost to the Company of the failure of third parties to address their Year 2000 issues and there can be no assurance that there will not be a material adverse effect on the Company if third parties do not convert their systems in a timely manner and in a way that is compatible with the Company's systems.

Outlook
Fiscal 1998 resulted in another good year for Molex, despite difficult economic conditions in many parts of the world, a slowdown in the PC industry and the higher value of the U.S. dollar when compared with foreign currencies. Because the Company expects these external factors to continue during the first half of fiscal 1999, its outlook for fiscal 1999 is positive, but remains cautious. Management believes the Company is well positioned to take immediate advantage of recoveries in affected economies as well as the PC industry.
         To further expand the Company's global presence and provide customers with innovative products at an accelerated pace, Molex plans to invest approximately $230 million in capital expenditures and $105 million in research and development for the fiscal year ending June 30, 1999. The Company continues to emphasize expansion in rapidly growing markets such as telecommunications and automotive. Global initiatives are underway to generate new products in a more cost effective manner through strategic alliances with key customers. Molex remains committed to providing high quality products and a full range of services to customers wherever they may be located in the world. During fiscal 1999, the Company plans to open new facilities in China and Australia. Further expansion is planned for existing operations in Guadalajara, Mexico; Chateau Gontier, France; Biberach, Germany; and Maumelle, Arkansas.
         Worldwide, the connector industry is expected to experience minimal growth. The Company expects to have dollar denominated growth rates in the high single digits while generating a 10 percent net return on sales.
         The Company is subject to environmental laws and regulations in the countries where it operates. Molex has designed an environmental program to reduce the generation of potentially hazardous materials during its manufacturing process and believes it continues to meet or exceed local governmental regulations.

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

Frederick A. Krehbiel
Chairman of the Board and
Chief Executive Officer

John H. Krehbiel, Jr.
President and
Chief Operating Officer

Robert B. Mahoney
Corporate Vice President,
Treasurer and Chief Financial
Officer

Independent Auditors' Report

To the Shareholders and Board of Directors,
Molex Incorporated
Lisle, Illinois

We have audited the accompanying consolidated balance sheets of Molex Incorporated and its subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
         In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Molex Incorporated and its subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
--------------------------

Chicago, Illinois
July 22, 1998

Consolidated Balance Sheets
(in thousands, except per share data)

Assets                                                           June 30,
                                                             1998        1997
Current assets:
Cash and cash equivalents                                $  205,262   $  199,767
Marketable securities                                       117,151      125,570
Accounts receivable:
         Trade, less allowance of $17,114 in 1998 and
$14,586 in 1997 for doubtful accounts                       324,279      332,350
         Employee                                             4,281        5,415
Inventories (Note 2)                                        184,433      166,660
Deferred income taxes (Note 5)                               15,101       35,801
Prepaid expenses                                             17,284        8,051
Total current assets                                        867,791      873,614
Property, plant and equipment
         at cost (Note 4):
Land and improvements                                        39,114       44,107
Buildings and leasehold improvements                        269,607      277,020
Machinery and equipment                                     740,246      730,258
Molds and dies                                              315,537      307,627
Construction-in-progress                                     75,773       56,886
                                                          1,440,277    1,415,898
Less accumulated depreciation and amortization              764,116      750,430
Net property, plant and equipment                           676,161      665,468
Other assets                                                 95,682       97,849
                                                         $1,639,634   $1,636,931

The accompanying notes are an integral part of these consolidated financial statements.

Liabilities and Shareholders' Equity                                                June 30,
                                                                              1998            1997
Current liabilities:
Accounts payable                                                          $  140,350      $  151,934
Accrued expenses:
         Salaries, commissions and bonuses                                    51,231          44,111
         Other                                                                67,930          64,899
Income taxes (Note 5)                                                         71,097          79,197
Dividends payable                                                              2,266           1,885
Total current liabilities                                                    332,874         342,026
Deferred items:
Investment grants                                                              2,535           3,341
Income taxes (Note 5)                                                          3,969          11,417
Total deferred items                                                           6,504          14,758
Accrued postretirement benefits (Notes 6 and 7)                               30,536          33,779
Long-term debt (Note 4)                                                        5,566           7,350
Minority interest in subsidiaries                                              2,584           3,106
Commitments and contingencies (Note 8)                                          --              --
Shareholders' equity (Notes 3 and 9):
Common Stock, $.05 par value; 200,000 shares authorized;
         83,261 shares issued at 1998 and 82,568 shares issued at 1997         4,163           3,303
Class A Common Stock, $.05 par value; 200,000 shares authorized;
         82,073 shares issued at 1998 and 82,073 shares issued at 1997         4,104           3,283
Class B Common Stock, $.05 par value; 146 shares authorized;
         94 shares issued at 1998 and 1997                                         5               5
Paid-in capital                                                              147,782         131,265
Retained earnings                                                          1,322,775       1,149,720
Treasury stock (Common Stock, 6,850 shares at 1998 and 5,214 shares at 1997; Class A Common Stock, 2,682 shares at 1998
         and 2,696 shares at 1997), at cost                                 (143,714)        (94,494)
Deferred unearned compensation                                               (19,988)        (16,499)
Cumulative translation and other adjustments                                 (53,557)         59,329

Total shareholders' equity                                                 1,261,570       1,235,912
                                                                          $1,639,634      $1,636,931

Consolidated Statements of Income
(in thousands, except per share data)


                                                                           For  the year ended June 30,
                                                                  1998               1997                 1996
Net revenue                                                   $ 1,622,975         $ 1,539,712         $ 1,382,673
Cost of sales                                                     952,266             898,817             819,942
Gross profit                                                      670,709             640,895             562,731
Selling, general and administrative expenses:
Selling                                                           127,643             140,080             131,207
Administrative                                                    279,444             249,537             215,155
Total selling, general and administrative expenses                407,087             389,617             346,362
Income from operations                                            263,622             251,278             216,369
Other income (expense):
Interest, net                                                      11,134              10,405              10,562
Other                                                                  67                 686               2,022
Total other income                                                 11,201              11,091              12,584
Income before income taxes and minority interest                  274,823             262,369             228,953
Income taxes (Note 5)                                              92,490              95,581              83,300
Income before minority interest                                   182,333             166,788             145,653
Minority interest                                                     (90)                (72)                (67)
Net income                                                       $182,243            $166,716         $   145,586
Earnings per common share (Based upon weighted average
common shares outstanding) (Notes 2 and 3):
         Basic                                                $      1.16         $      1.06         $      0.93
         Diluted                                              $      1.15         $      1.05         $      0.92
Dividends per common share (Note 3)                           $      0.06         $      0.05         $      0.04
Weighted average common shares outstanding (Notes 2 and 3):
         Basic                                                    156,600             157,111             157,414
         Diluted                                                  158,377             158,679             159,055

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
(in thousands)

                                                                         For the year ended June 30,
                                                                      1998           1997            1996
Common Stock
Balance at beginning of period                                    $    3,303     $    2,619      $    2,075
Exercise of stock options                                                 29             23              23
Issuance of stock                                                          2             --              --
Stock split effected in the form of a dividend                           829            661             521
Balance at end of period                                               4,163          3,303           2,619
Class A Common Stock
Balance at beginning of period                                         3,283          2,627           2,097
Purchase of business                                                      --             --               6
Stock split effected in the form of a dividend                           821            656             524
Balance at end of period                                               4,104          3,283           2,627
Class B Common Stock
Balance at beginning and end of period                                     5              5               5
Paid-in capital
Balance at beginning of period                                       131,265        116,510         101,534
Exercise of stock options                                              5,927          5,947           6,822
Reissuance of treasury stock                                           1,072            203             920
Stock options granted                                                 11,040          8,655           4,396
Stock option cancellations                                              (834)          (955)             --
Purchase of business                                                      --          1,672           3,516
Issuance of stock bonus                                                  962            550             367
Stock split effected in the form of a dividend                        (1,650)        (1,317)         (1,045)
Balance at end of period                                             147,782        131,265         116,510
Retained earnings
Balance at beginning of period                                     1,149,720        989,928         850,533
Net income                                                           182,243        166,716         145,586
Cash dividends declared                                               (9,188)        (6,924)         (6,191)
Balance at end of period                                           1,322,775      1,149,720         989,928
Treasury stock
Balance at beginning of period                                       (94,494)       (62,726)        (35,749)
Purchase of treasury stock                                           (49,255)       (31,918)        (26,662)
Exercise of stock options                                               (792)          (917)         (1,049)
Purchase of business                                                      --            484              --
Reissuance of treasury stock                                             827            583             734
Balance at end of period                                            (143,714)       (94,494)        (62,726)
Deferred unearned compensation
Balance at beginning of period                                       (16,499)       (13,583)        (13,771)
Stock options granted                                                (11,040)        (8,655)         (4,396)
Stock option cancellations                                               834            682              --
Amortization of deferred unearned compensation                         6,717          5,057           4,584
Balance at end of period                                             (19,988)       (16,499)        (13,583)
Cumulative translation and other adjustments
Balance at beginning of period                                        59,329         95,891         200,544
Net effect of translation adjustment                                (112,486)       (36,962)       (104,653)
Unrealized investment gain                                              (400)           400              --
Balance at end of period                                             (53,557)        59,329          95,891
Total shareholders' equity                                        $1,261,570     $1,235,912      $1,131,271

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows
(in thousands)

                                                                       For the year ended June 30,
                                                                  1998            1997             1996
Cash and cash equivalents, beginning of period                $   199,767     $   242,779      $   253,552
Cash and cash equivalents were provided from (used for):
Operations:
Net income                                                        182,243         166,716          145,586
Add (deduct) non-cash items included in net income:
Depreciation and amortization                                     148,920         138,675          119,909
Deferred income taxes                                              13,470         (13,671)          (4,629)
(Gain)/loss on sale of property, plant and equipment                  696            (236)            (361)
Minority interest                                                      90              72               67
Amortization of deferred unearned compensation                      6,717           5,057            4,584
Amortization of deferred investment grants                           (608)           (486)            (289)
Other credits to earnings, net                                     (1,232)         (1,552)          (1,055)
Current items:
Accounts receivable                                               (31,146)        (78,645)         (19,533)
Inventories                                                       (31,926)        (23,334)         (12,355)
Prepaid expenses                                                  (13,810)         (1,062)          (4,451)
Accounts payable                                                   16,780          31,143           15,784
Accrued expenses                                                   14,843          25,842           12,878
Income taxes                                                         (382)         26,833           (2,903)
Net cash provided from operations                                 304,655         275,352          253,232
Investments:
Purchases of property, plant and equipment                       (227,188)       (208,558)        (222,389)
Proceeds from sale of property, plant and equipment                 7,207           3,104            3,860
Purchases of businesses, net of cash acquired                      (1,171)             --           (1,677)
Proceeds from sale of marketable securities                     1,996,229       2,179,269        1,921,024
Purchases of marketable securities                             (2,005,512)     (2,260,518)      (1,901,504)
(Increase)/decrease in other assets                                (4,170)          8,693          (10,290)
Net cash used for investments                                    (234,605)       (278,010)        (210,976)
Financing:
Increase in investment grants                                         511           1,067              787
Decrease in long-term debt                                         (3,000)           (857)            (987)
Increase in long-term debt                                          1,216             654              269
Cash dividends paid                                                (8,622)         (6,924)          (5,556)
Exercise of stock options                                           5,164           5,053            5,796
Purchase of treasury stock                                        (49,255)        (31,918)         (26,662)
Reissuance of treasury stock                                        1,899             786            1,654
Net cash used for financing                                       (52,087)        (32,139)         (24,699)
Effect of exchange rate changes on cash                           (12,468)         (8,215)         (28,330)
Net increase (decrease) in cash and cash equivalents                5,495         (43,012)         (10,773)
Cash and cash equivalents, end of period                      $   205,262     $   199,767      $   242,779
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest                                                      $       604     $       628      $       699
Income taxes                                                  $    80,983     $    72,372      $    78,611

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
(dollars in thousands, except per share data)

(1) Nature of Operations
Molex Incorporated manufactures electronic, electrical and fiber optic interconnection products and systems; switches; value-added assemblies; and application tooling.
(2) Summary of Significant Accounting Policies
The following is a summary of the major accounting policies and practices of Molex Incorporated and subsidiaries that affect significant elements of the accompanying consolidated financial statements.
(A) Principles of Consolidation
The consolidated financial statements include the accounts of Molex Incorporated and its subsidiaries (the Company). All material intercompany balances and transactions have been eliminated.
(B) Use of Estimates in Financial Statement Preparation
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(C)Marketable Securities
Marketable securities are available for sale and consist of a variety of highly liquid investments, with maturities generally between three and 12 months. Gross unrealized holding gains and losses are not material as of June 30, 1998 and 1997.
(D) Fair Value of Financial Instruments
The Company's financial instruments include accounts receivable and payable, marketable securities and long-term debt. The carrying amounts of the financial instruments approximate their fair value.
(E) Inventories
Inventories are valued at the lower of first-in, first-out cost or market. Inventories at June 30 consisted of the following:

                           1998       1997
Raw materials           $ 48,324   $ 38,335
Work in progress          49,025     55,309
Finished goods            87,084     73,016
                        $184,433   $166,660

(F) Property, Plant and Equipment and Related Reserves
Depreciation and amortization are provided substantially on a straight-line basis for financial statement purposes and on accelerated methods for tax purposes. The estimated useful lives are as follows:
                  Buildings                   25-45 years
                  Machinery and equipment      3-10 years
                  Molds and dies                3-4 years
         Costs of leasehold improvements are amortized over the terms of the related leases using various methods. The carrying value of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted.
(G) Research and Development and Patent Costs
Costs incurred in connection with the development of new products and applications are charged to operations as incurred. Total research and development costs equaled $93,945 in 1998; $89,450 in 1997; and $85,484 in 1996.
                  Included in these totals are patent costs of $5,379, $5,607 and $6,739 for the years ended June 30, 1998, 1997 and 1996, respectively.
(H) Revenue Recognition
The Company recognizes revenue at the date of shipment.
(I) Currency Translation
Assets and liabilities of international entities have been translated at current exchange rates, and income and expenses have been translated using average exchange rates for the period.
(J) Goodwill
Goodwill is charged to earnings on a straight-line basis over the periods estimated to be benefited, currently not exceeding 20 years.
(K) Earnings Per Share
On December 31, 1997 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." This statement replaces primary and fully diluted earnings per share (EPS) with basic and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive securities outstanding during the period and must be presented in all cases with basic EPS.

The basic weighted-average shares outstanding reconciles to diluted weighted-average shares outstanding as follows:
                              1998         1997       1996
Basic                       156,600      157,111     157,414
Effect of dilutive
         stock options        1,777        1,568       1,641
Diluted                     158,377      158,679     159,055
(L) New Accounting Pronouncements
In June 1997 the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and in February 1998, issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," all of which are effective for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. SFAS No. 132 revises employers' disclosures about pensions and other postretirement benefit plans. The requirements of all three statements impact only financial statement disclosure. Accordingly, these statements will not have a material impact on the Company's financial position or the results of its operations.
         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. It establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is assessing the impact this statement will have on its statement of financial position and the results of its operations.
(M) Reclassifications
Certain reclassifications have been made to the prior years' financial statements in order to conform to the 1998 classifications.
(3) CAPITAL STOCK
The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50% of the authorized number of shares of Class B Common Stock continues to be outstanding, all matters, other than the election of directors, submitted to a vote of the shareholders must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock, voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action that requires shareholder approval other than the election of directors. There are 25 million shares of preferred stock authorized, none of which were issued or outstanding during the three years ended June 30, 1998.
         The Class B Common Stock can be converted into Common Stock on a share-for-share basis at any time at the option of the holder. The authorized Class A Common Stock would automatically convert into Common Stock on a share-for-share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of Common Stock and Class B Common Stock would be diluted.
         The holders of the Common Stock, Class A Common Stock and Class B Common Stock participate equally, share-for-share, in any dividends that may be paid thereon, if, as and when declared by the Board of Directors or in any assets available upon liquidation or dissolution of the Company.
         In August 1995, February 1997 and November 1997, the Board of Directors declared 25 percent stock dividends. One quarter share of Molex Common Stock was distributed for each share of Common Stock and Class B Common Stock outstanding. In addition, one quarter share of Class A Common Stock was distributed for each share of Class A Common Stock outstanding. All stock and stock option amounts, as well as earnings, dividends and market prices per common share have been retroactively restated for the stock dividends.

(4) DEBT
The details relative to long-term debt are as follows:
                                                   1998      1997
Industrial development bonds
         2% to 5%, secured by certain
         land, buildings and equipment;
         payable in periodic installments
         through November, 2009                   $4,350    $7,350
Other                                              1,216         -
Total long-term debt                              $5,566    $7,350
         The long-term debt as of June 30, 1998 matures as follows: $152 in 2000; $152 in 2001; $152 in 2002; $152 in 2003; and $4,958 thereafter.
         At June 30, 1998, the Company had available lines of credit of $28.7 million.
(5) INCOME TAXES
The deferred tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.
         Income before income taxes and minority interest is summarized as follows:
                             1998        1997        1996
United States             $ 89,945     $ 65,164    $ 68,713
International              184,878      197,205     160,240
                          $274,823     $262,369    $228,953

         Income tax provisions are as follows:

                              1998        1997        1996
Currently payable:
         U.S. federal     $  7,380     $ 33,397    $ 22,480
         State               5,839        4,952       4,152
         International      65,801       70,903      61,152
                            79,020      109,252      87,784
Deferred:
         United States       7,806       (8,843)     (4,049)
         International       5,664       (4,828)       (435)
                            13,470      (13,671)     (4,484)
Total provision for
         income taxes     $ 92,490  $ 95,581 $ 83,300

The Company's tax rate differs from the U.S. federal income tax rate as follows:
                                   1998    1997     1996
U.S. federal income
         tax rate                 35.0%    35.0%    35.0%
Permanent tax exemptions          (4.7)    (4.0)    (3.9)
State income taxes,
         net of federal
         tax benefit               1.4      1.2      1.2
Foreign tax rates
         in excess of
         U.S. federal rate         2.0      4.2      4.1
                                  33.7%    36.4%    36.4%
         Net deferred income taxes arise from temporary differences as follows:
                                            1998              1997
International/local taxes                $  1,184           $  6,892
Employee benefit programs                  10,329             13,135
Depreciation and amortization             (10,634)            (9,074)
Allowance for doubtful accounts             2,414              1,979
Inventory reserves                          4,994              3,198
Inventory - other                           3,938              5,170
Investments                                 1,209              3,647
Foreign tax credit carryforwards            5,670                 --
Other deferred items                        2,012              9,639
                                         $ 21,116           $ 34,586
         The net deferred tax accounts reported on the balance sheet as of June 30 are as follows:
                                      1998     1997
Net deferred:
         Current asset              $15,101  $ 35,801
         Non-current asset           10,520    10,430
         Current liability             (536)     (228)
         Non-current liability       (3,969)  (11,417)
                                    $21,116  $ 34,586
U.S. income taxes are generally not provided on the accumulated undistributed earnings of certain international subsidiaries. It is intended that these earnings will be permanently reinvested. Should these earnings be distributed, no additional U.S. income tax expense will be incurred, due to the availability of foreign tax credits.
(6) POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The Company provides certain retiree health care and life insurance benefits to its employees. The cost of retiree insurance benefits is accrued over the period in which the employees become eligible for such benefits. The majority of the Company's U.S. employees may become eligible for these benefits if they reach age 55, with age plus years of service equal to 70. There are no significant postretirement health care benefit plans outside of the United States. The Company continues to fund benefit costs primarily as claims are paid.
         Net periodic postretirement benefit cost for fiscal years 1998, 1997 and 1996 included the following components:
                                         1998       1997       1996
Service cost, benefits
         attributed to
         employee service
         during the period             $   630    $   668    $   573
Interest cost on accumulated
         postretirement
         benefit obligation                632        563        538
Unrecognized prior
         service cost                     (280)      (214)      (214)
Unrecognized net gain                        3         11         (6)
Net periodic postretirement
         benefit cost                  $   985    $ 1,028    $   891
         The following table sets forth the plans' combined status as of
June 30:
                                                         1998        1997
Accumulated postretirement benefit obligation (APBO):
Retirees and beneficiaries                             $  1,414    $  1,210
Active employees                                          8,148       7,318
Total accumulated postretirement
         benefit obligation                               9,562       8,528
Fair value of plan assets                                    --          --
Unfunded accumulated benefit
         obligation in excess of
         plan assets                                      9,562       8,528
Unrecognized prior service cost                           2,293       2,585
Unrecognized net loss                                      (803)       (997)
Accrued postretirement benefit costs                   $ 11,052    $ 10,116
         The discount rate used in determining the APBO was 7.0 percent, 7.5 percent and 7.0 percent at June 30, 1998, 1997 and 1996, respectively. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.1 percent in 1998, declining per year to an ultimate rate of 5.0 percent by 2017. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. An increase in the assumed health care cost trend rate by 1.0 percent in each year would increase the APBO as of June 30, 1998 by $1,606 and the aggregate of the service and interest cost components of the net periodic postretirement benefit cost for the year then ended by $257.
(7) PENSION AND PROFIT SHARING PLANS
The Company sponsors and/or contributes to pension plans, including defined benefit plans, covering substantially all U.S. hourly employees and certain employees in international subsidiaries. The benefits are primarily based on years of service and the employees' compensation for certain periods during the last years of employment.
         Net periodic pension expense for the Company's defined benefit plans consists of the following for the year ended June 30:

                                                   1998       1998      1997      1997      1996    1996
                                                   U.S.      Int'l      U.S.     Int'l     U.S.    Int'l
                                                   Plans     Plans      Plans    Plans     Plans   Plans
Service costs                                     $  944     $2,445    $  856    $2,642    $ 597   $2,541
Interest costs on projected benefit obligation       734      1,511       655     1,448      560    1,343
Return on plan assets                               (639)      (868)     (641)     (860)    (500)    (793)
Net amortization and deferral                        341       (201)      340       (17)     215       75
Net periodic pension expense                      $1,380     $2,887    $1,210    $3,213    $ 872   $3,166

    The funded status for the Company's defined benefit plans is as follows:

                                                       1998        1998        1997       1997
                                                       U.S.        Int'l        U.S.      Int'l
                                                      Plans        Plans       Plans      Plans
Actuarial present value of:
         Vested benefit obligation                    $11,398      19,308     $ 7,058    $ 20,216
         Nonvested benefit obligation                     552          77         447         162
Accumulated benefit obligation                         11,950      19,385       7,505      20,378
Projected benefit obligation                           15,456      27,816      10,180      29,711
Plan assets at fair value                              14,408      16,970       9,529      11,945
Plan assets less than projected benefit obligation     (1,048)    (10,846)       (651)    (17,766)
Unrecognized net transition liability                     176          48         287          56
Unrecognized prior service costs                        1,739          --       1,969          --
Unrecognized net (gain)/loss                              275      (4,054)       (389)      1,318
Accrued pension asset (liability) included
in the consolidated balance sheet                     $ 1,142     (14,852)    $ 1,216    $(16,392)

    The assumptions used in computing the above information are presented below:

                                                      1998      1998    1997     1997
                                                               Int'l             Int'l
                                                               Plans             Plans
                                                       U.S.  (weighted   U.S.  (weighted
                                                      Plans   average)  Plans   average)
Discount rates                                         7.0%     5.1%     7.5%     5.2%
Rates of increase in compensation                      4.5%     3.8%     4.5%     4.0%
Expected long-term rates of return on plan assets      7.0%     7.0%     7.5%     7.5%

The Company and certain of its subsidiaries also provide discretionary savings and other defined contribution plans covering substantially all of their salaried employees. Employer contributions to such plans of $10,348, $7,226, and $6,611 were charged to operations during 1998, 1997 and 1996, respectively.
(8) COMMITMENTS
The Company and its subsidiaries rent certain facilities and equipment under lease arrangements classified as operating leases. Some of the leases have renewal options.
         Future minimum rental payments under noncancellable operating leases with initial or remaining terms of one year or more as of June 30, 1998 are $9,227 in 1999; $5,797 in 2000; $3,490 in 2001; $1,670 in 2002; $1,053 in 2003;
and $11,459 thereafter, totaling $32,696.
         Rental expense was $9,656 in 1998; $8,541 in 1997; and $9,961 in 1996.
(9) Stock Option Plans
The Company has two stock option plans currently in effect under which future grants may be issued: the 1990 Stock Option Plan (the "1990 Plan") and the 1991 Stock Option Plan (the "1991 Plan").
         1990 Plan: The most significant terms of this plan provide that (1) options may be granted for 5.5 million shares of Common Stock and (2) the option price shall be 50 percent of the fair market value of the stock of the Company on the date of grant. The option term is five to nine years from the date of the grant.
         Stock option transactions relating to the 1990 Plan are summarized as follows:
                                                    Wtd. Avg. Price
                                        Shares         Per Share
Outstanding at 6/30/95                  2,574          $    6.93
         Granted                          435              10.28
         Exercised                        536               5.11
         Canceled                          79               7.31
Outstanding at 6/30/96                  2,394          $    7.94
         Granted                          719              11.75
         Exercised                        513               6.59
         Canceled                         101               8.82
Outstanding at 6/30/97                  2,499          $    9.28
         Granted                          734              15.34
         Exercised                        483               7.61
         Canceled                          91              12.47
Outstanding at 6/30/98                  2,659          $   11.18
Options exercisable at 6/30/97            504               7.39
Options exercisable at 6/30/98            503               8.91

Under the 1990 Plan, all shares issued are nonqualified. The option price per share is less than the fair market value at the date of grant, thus creating deferred unearned compensation. The difference between the fair market value and the option price was recorded as deferred unearned compensation and is charged to operations over the term of the option. In fiscal 1998, $6,717 was charged to operations ($5,057 in 1997 and $4,584 in 1996).
         1991 Plan: The most significant terms of this plan provide that (1) options may be granted for 3.1 million shares of Common Stock and (2) the option price shall be the fair market value of the stock on the date of the grant. The option term is five to 11 years from the date of the grant.
         Stock option transactions relating to the 1991 Plan are summarized as follows:
                                              Wtd. Avg. Price
                                 Shares          Per Share
Outstanding at 6/30/95              825          $   12.97
    Granted                         118              21.91
    Exercised                        89              11.46
         Canceled                    13              14.17
Outstanding at 6/30/96              841          $   14.36
    Granted                         395              22.99
    Exercised                       144              11.27
         Canceled                    13              19.17
Outstanding at 6/30/97            1,079          $   17.88
    Granted                         156              30.37
    Exercised                       164              12.28
         Canceled                     2              11.80
Outstanding at 6/30/98            1,069          $   20.57
Options exercisable at 6/30/97      209              13.81
Options exercisable at 6/30/98      142              18.17


In fiscal 1997 the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As provided by SFAS No. 123, the Company has elected to continue to account for its stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure provisions required by SFAS No. 123. Had the Company elected to apply the provisions of SFAS No. 123 regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted in 1997 and 1998, the effects on reported net income and earnings per common share would have been as follows:

                                      1998          1997         1996
Net income,
         as reported              $   182,243   $   166,716   $   145,586
Pro forma net income                  181,349       166,133       145,312
Earnings per share:
         Basic                           1.16          1.06          0.92
         Diluted                         1.15          1.05          0.92
Pro forma earnings per share:
         Basic                           1.16          1.05          0.92
         Diluted                         1.15          1.05          0.91
For purposes of computing pro forma net income and earnings per common share, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:
                            1998         1997           1996
Dividend yield               0.2%           0.2%            0.2%
Expected volatility        25.22%         30.25%          31.45%
Risk-free interest rate     6.00%     6.07-6.54%      5.21-6.18%
Expected life of
         option (years)     4.25     3.01-10.50      3.01-10.62

The following table summarizes information about options outstanding at June 30, 1998:

                                            Wtd. Avg.
            Range of         Number         Remaining          Wtd. Avg.        Number         Wtd. Avg.
         Exercise Prices   Outstanding   Contractual Life    Exercise Price   Exercisable    Exercise Price
         $6.76  -  $8.09      359,542           1.0              $ 7.73         260,858          $ 7.60
          8.28  -   8.28      571,289           5.1                8.28               -               -
          8.58  -  10.88      373,516           2.0               10.06         176,049            9.86
         11.04  -  11.52      373,535           3.3               11.51          66,049           11.49
         12.11  -  13.52      628,931           6.9               12.89          19,694           12.54
         14.00  -  16.00      675,673           6.0               15.35          12,382           14.87
         16.10  -  23.68      572,120           6.5               21.85         103,904           19.18
         24.64  -  29.50      152,372           6.3               29.02           6,572           25.09
         35.10  -  35.10       14,796           4.3               35.10               -               -
         38.61  -  38.61        5,698           4.3               38.61               -               -
                            3,727,472                                           645,508


(10) OPERATIONS BY GEOGRAPHIC AREA The Company and its subsidiaries operate in one product segment: the manufacture and sale of electrical components.
         Net revenue by geographic area is summarized in the following tables:
                         Customer      Intercompany
1998                      Revenue         Revenue       Total
United States           $   557,272      $ 69,661    $   626,933
Americas (Non-U.S.)          93,274         5,351         98,625
Far East North              327,741       131,822        459,563
Far East South              290,908        37,021        327,929
Europe                      353,575        32,796        386,371
Other                           205            --            205
Eliminations                     --      (276,651)      (276,651)
Consolidated            $ 1,622,975      $      -    $ 1,622,975
                          Customer     Intercompany
1997                       Revenue        Revenue       Total
United States           $   503,576      $ 55,257    $   558,833
Americas (Non-U.S.)          69,970         3,149         73,119
Far East North              363,605       127,943        491,548
Far East South              302,305        33,213        335,518
Europe                      299,771        23,798        323,569
Other                           485         4,000          4,485
Eliminations                   --        (247,360)      (247,360)
Consolidated            $ 1,539,712      $      -    $ 1,539,712
                         Customer      Intercompany
1996                      Revenue         Revenue       Total
United States              $443,116      $    42,881 $   485,997
Americas (Non-U.S.)          51,757            1,441      53,198
Far East North              354,522          103,242     457,764
Far East South              251,063           29,016     280,079
Europe                      282,164           18,450     300,614
Other                            51           40,213      40,264
Eliminations                   --           (235,243)   (235,243)
Consolidated            $ 1,382,673      $         - $ 1,382,673

Net income by geographic area is as follows:

                                                              1998           1997                   1996
United States                                             $    61,516    $    48,517            $    43,773
Americas (Non-U.S.)                                             4,022          6,621                  5,492
Far East North                                                 42,907         46,560                 41,592
Far East South                                                 32,844         51,711                 39,193
Europe                                                         43,344         28,072                 21,039
Other                                                          (2,528)       (14,838)                (5,097)
Eliminations                                                      138             73                   (406)
Consolidated                                              $   182,243     $  166,716            $   145,586
Identifiable assets by geographic area are as follows:
                                                              1998           1997                   1996
United States                                             $   650,858     $  571,051            $   475,207
Americas (Non-U.S.)                                            52,188         39,224                 27,018
Far East North                                                374,926        477,799                440,438
Far East South                                                229,495        283,022                245,280
Europe                                                        393,699        249,642                239,236
Other                                                         171,623         80,060                 56,318
Eliminations                                                 (233,155)       (63,867)               (22,498)
Consolidated                                              $ 1,639,634    $ 1,636,931            $ 1,460,999

         Intercompany net revenue is generally recorded at cost plus the normal mark-up charged to unaffiliated customers. Identifiable assets are those assets of the Company that are identified with operations in each country. During 1998, 1997 and 1996, no customer accounted for more than 10% of consolidated net revenue.

Fiscal 1998, 1997 and 1996 by Quarter
(in thousands, except per share data-unaudited)

                  Quarter    1998        1997      1996
Net revenue       1st      $410,194   $359,595   $338,176
                  2nd       405,497    377,005    344,483
                  3rd       409,228    387,053    347,065
                  4th       398,056    416,059    352,949

Gross profit      1st       170,333    145,252    138,595
                  2nd       168,508    155,680    138,729
                  3rd       168,523    161,091    140,228
                  4th       163,345    178,872    145,179

Income before income taxes and minority interest
                  1st        69,254     58,639     57,070
                  2nd        69,632     63,137     57,303
                  3rd        69,106     67,964     57,365
                  4th        66,831     72,628     57,215

Income taxes      1st        24,798     22,777     21,856
                  2nd        24,081     22,925     22,228
                  3rd        22,688     24,751     21,244
                  4th        20,923     25,128     17,972

Net income        1st        44,456     35,855     35,157
                  2nd        45,551     40,197     35,057
                  3rd        46,418     43,190     36,123
                  4th        45,818     47,473     39,249

Earnings per common share(1)
         Basic    1st          0.28       0.23       0.22
                  2nd          0.29       0.26       0.22
                  3rd          0.30       0.28       0.23
                  4th          0.29       0.30       0.25

         Diluted  1st          0.28       0.23       0.22
                  2nd          0.29       0.25       0.22
                  3rd          0.29       0.27       0.23
                  4th          0.29       0.30       0.25

                            LOW        HIGH       LOW        HIGH       LOW      HIGH
National Market System
Price of Stock:   Common Stock(1)
                  1st       29 1/4   36 13/64   17 19/32    24 5/32    17 5/16   23 7/16
                  2nd       25 3/4   38 13/32   22 23/32    25 7/16   19 17/32  23 43/64
                  3rd     24 13/16     32 1/8   22 13/32   25 19/32    17 7/16  23 13/64
                  4th           23     30 1/2   21 19/32   31 19/32   19 23/64   23 7/16

                  Class    A Common Stock(1)
                  1st       27 1/2   33 19/64   16 15/64   21 59/64    18 9/16   22 5/64
                  2nd           23     35 1/2    20 9/16   23 17/32    18 9/16  21 59/64
                  3rd       23 3/4     30 3/8   20 31/32    24 5/32   17 49/64  22 15/64
                  4th       21 3/4     29 1/4   20 31/32    30 3/32   17 19/32  21 19/32

 (1) Restated for the following 25% stock dividends: November 1997; February 1997; August 1995.