Form 10-K, Exhibit 13
period 1999-06-30
MOLEX INC
filed 1999-09-22
CIK 67472

Ten-Year Financial Highlights Summary                             EXHIBIT 13
(in thousands, except per share data)

                                 1999          1998          1997          1996          1995
Operations
Net revenue                  $ 1,711,649   $ 1,622,975   $ 1,539,712   $ 1,382,673   $ 1,197,747
Gross profit                     673,338       670,709       640,895       562,731       512,498
Income before income taxes
  and minority interest          230,214       274,823       262,369       228,953       214,492
Income taxes                      52,363        92,490        95,581        83,300        90,273
Net income                       178,029       182,243       166,716       145,586       124,035
Earnings per common share:(1)
                    Basic           1.15          1.16          1.06          0.92          0.79
                    Diluted         1.14          1.15          1.05          0.92          0.79
Net income as a percent of
  net revenue                       10.4%         11.2%         10.8%         10.5%         10.4%

Financial Position
Current assets               $   881,338   $   867,791   $   873,614   $   734,589   $   773,036
Current liabilities              342,441       336,275       342,026       275,182       278,046
Working capital                  538,897       531,516       531,588       459,407       494,990
Current ratio                        2.6           2.6           2.6           2.7           2.8
Property, plant &
  equipment, net                 809,602       676,161       665,468       613,125       567,303
Total assets                   1,902,012     1,639,634     1,636,931     1,460,999     1,441,020
Long-term debt                    20,148         5,566         7,350         7,450         8,122
Shareholders' equity           1,500,537     1,261,570     1,235,912     1,131,271     1,107,268
Return on beginning
  shareholders' equity              14.1%         14.7%         14.7%         13.1%         14.1%
Dividends per common share(1)       0.06          0.06          0.05          0.04          0.02
Weighted average common
  shares outstanding:(1)
                    Basic        155,472       156,600       157,111       157,414       156,274
                    Diluted      156,505       158,377       158,679       159,055       157,931

(1) Restated for the following stock split/dividends: 25%-November 1997; 25%-February 1997; 25%-August 1995; 25%-November 1994.

Management's Discussion of Financial Condition and Results of Operations

Financial Highlights
In fiscal 1999, Molex continued to produce revenue growth exceeding that of the worldwide connector industry while maintaining profitability goals, despite difficult economic conditions in certain geographic regions in which the Company operates. Net revenue increased 5.5 percent to a record $1.71 billion for the fiscal year. Net income was $178.0 million for fiscal 1999, a decline of 2.3 percent from the prior year. The Company's continued growth is believed to be the result of the Company's ability to expand and increase market share in the fastest growing market segments and geographic regions of the world. The Company's global presence allows it to be a primary supplier for multinational and/or multi-market companies worldwide.

              The Growth of Molex vs. the Worldwide Connector Industry

                                    Worldwide        Molex
                                    ---------        -----
                     1989              100            100
                     1990              103            104
                     1991              104            124
                     1992              105            136
                     1993              105            150
                     1994              109            169
                     1995              133            209
                     1996              141            242
                     1997              147            269
                     1998              147            284
                     1999              147            299

Investor Returns
Molex is committed to providing its shareholders with a high return on their investment. The Company's total shareholder return (including reinvestment of dividends) over the last five years has averaged an annual compounded return of
19.1 percent on Molex Common Stock and 16.1 percent on Molex Class A Common
Stock.

A $100 investment in Molex Common Stock at June 30, 1994, together with the reinvestment of dividends, would be worth $240 at June 30, 1999, and a similar investment in Molex Common Class A Stock would be worth $211 at June 30, 1999.

In November 1997, the Molex Board of Directors distributed a 25 percent stock dividend. All shares outstanding, earnings and dividends per share have been retroactively restated for the stock dividend.

              Molex Common Stock/High-Low-Close By Quarter

                           1995       1996      1997      1998       1999

1st QTR - High               18     23.4375   24.15625   36.20313       31
           Low            15.36     17.3125   17.59375      29.25   23.625
           Close        17.4375        23.2      23.84       35.5       29
2nd QTR - High          18.4375    23.67188    25.4375   38.40625       39
           Low           15.875    19.53125   22.71875      25.75  24.5625
           Close          17.75       20.32      25.04     32.125   38.125
3rd QTR - High           18.625    23.20313   25.59375     32.125       38
           Low           15.875     17.4375   22.40625    24.8125     25.5
           Close        18.3125       22.32      22.72       27.5   29.375
4th QTR - High           20.125     23.4375   31.59375       30.5   37.125
           Low          18.4375    19.35938   21.59375         23  26.1875
           Close          19.84       20.32       29.2         25   36.875


                    Five-Year Cumulative Total Return

                  Molex       Molex       S&P        Peer
                 Common      Class A     MidCap      Group
                  Stock      Com Stk      400

       1994       100.00      100.00     100.00      100.00
       1995       127.60      124.29     122.34      143.08
       1996       130.93      125.28     148.75      121.51
       1997       188.47      186.27     183.45      172.54
       1998       161.67      156.39     233.26      170.13
       1999       239.71      211.20     262.58      229.62


Financial Position and Liquidity
Molex has an exceptionally strong balance sheet. Cash and marketable securities at June 30, 1999 equaled $266.9 million and represented 14.0 percent of total consolidated assets. Cash and marketable securities decreased $55.5 million during fiscal 1999 due, in large part, to cash requirements necessary for acquisitions and investments made during the year.

The Company's long-term financing strategy is to rely on internal sources of funds for investing in plant, equipment and acquisitions. Management is confident that the Company's liquidity and financial flexibility are adequate to support current and future growth. Molex has historically used external borrowings only when a clear financial advantage exists. The Company has available lines of credit totaling $18.8 million, of which $11.8 million remains unused at June 30, 1999.

Cash provided from operations was $314.5 million during fiscal 1999. The Company's operations generate sufficient cash to support the current level of capital expenditures and financing activities. In U.S. dollars, the average days of sales outstanding in trade accounts receivable increased to 72 days from the 70 days reported last fiscal year. Average inventory days in U.S. dollars have increased to 79 days from the 77 days reported last fiscal year.

Cash used for investing activities was $247.7 million in fiscal 1999, primarily due to capital expenditures and acquisitions. Molex continued its commitment to investing in new tooling, equipment and facilities, with capital expenditures totaling $228.7 million for fiscal 1999. Molex added new facilities in China and Australia. In addition, facilities were expanded in Mexico, France, Germany and the United States. These additions increased the worldwide facility floor space to 5.2 million square feet.

Cash used for financing activities was $82.3 million in fiscal 1999, primarily due to the assumption and repayment of $41.1 million of debt in connection with the Cardell Corporation acquisition and $49.4 million to purchase Treasury Stock. The Company purchased 1,707,323 shares of common stock during fiscal 1999. During fiscal 1998, Molex purchased 1,661,250 shares of common stock on the open market.

Percentage of Net Revenue
Fiscal Year Ended June 30,

                                   U.S. Dollar
                                Percentage Change
                              1999    1998    1997   1999-98   1998-97
Net revenue                  100.0%  100.0%  100.0%     5.5 %     5.4%
Cost of sales                 60.7    58.7    58.4      9.0       5.9
Gross profit                  39.3    41.3    41.6      0.4       4.7
S, G & A expenses             26.1    25.1    25.3      9.8       4.5
Income from operations        13.2    16.2    16.3    (14.1)      4.9
Total other income             0.3     0.7     0.7    (39.7)      1.0
Income before income taxes    13.5    16.9    17.0    (16.2)      4.7
Income taxes                   3.1     5.7     6.2    (43.4)     (3.2)
Net income                    10.4%   11.2%   10.8%    (2.3)%     9.3%

Fiscal 1999 Compared to Fiscal 1998
Net revenue reached another all-time-high during fiscal 1999, rising 5.5 percent to $1.71 billion, compared to $1.62 billion during fiscal 1998. Excluding the effect of exchange rates, net revenue increased 5.7 percent. In fiscal 1999, international operations generated net revenue in excess of $1.0 billion for the third year in a row and represented 65.8 percent of total Molex net revenue.

Customer net revenue in the Americas region increased 6.1 percent in U.S. dollars and 6.3 percent in local currencies in fiscal 1999. While slower economic growth in traditional products and intensified price erosion tempered the region's growth within the highly competitive commercial and computer desktop markets, fiscal 1999 proved to be another strong growth year within the automotive sector helped by the healthy U.S. automotive market and the focus on the Big Three auto manufacturers. Molex has increased penetration into the automotive market and enhanced the potential to capture additional market share with the recent acquisition of Cardell Corporation. Cardell is a Detroit-based manufacturer of stamped and overmolded connector products. Outstanding performance within the fiber optic and high speed cabling markets resulted in continued rapid growth.

In the Far East North, customer net revenue increased 12.0 percent in U.S. dollars and 9.1 percent in local currencies during fiscal 1999. Despite the nation's stagnant economic situation, and unlike other competitors in the market, Molex Japan has increased its market share in mobile telephones, PCs, DVDs, LCDs and games and has shipped NTT-related telecommunications products. Despite the continuing Korean economic crisis, Molex Korea maintained the number-one position in the market, with growth mainly due to sales expansion in the automotive and telecommunications markets.

In the Far East South, customer net revenue increased 19.7 percent in local currencies during fiscal 1999 and 14.4 percent in U.S. dollars as several regional currencies weakened against the dollar. Despite poor economic conditions, Molex Singapore achieved record revenue in fiscal 1999, regaining lost share in the storage industry. Despite steep desktop market price erosion, Malaysia surpassed last year, and Molex Thailand has positioned itself as the preferred connector company in Thailand. Molex Taiwan increased share in the ODM-Taiwan notebook market and the motherboard PC market and entered the LCD monitor market. In the face of a difficult economy in Hong Kong, Molex Hong Kong and Molex Dongguan nevertheless exceeded last year. Capital expenditures, including investment in China, continued.

Europe's net revenue declined 3.2 percent in U.S. dollars and 4.8 percent in local currencies. A slowdown in business coupled with a reduction in planned volumes by some key customers impacted the mobile and cellular business while sales of automotive and consumer products experienced minimal growth due to severe volume and pricing pressures.

The Company's consolidated gross profit declined to 39.3 percent of net revenue in fiscal 1999 from 41.3 percent during fiscal 1998. The decrease was partially due to a charge in fiscal 1999 of $20.4 million relating to the write-off of certain production tooling and related capacity adjustments. Excluding the charge, gross profit margin in fiscal 1999 would have been 40.5 percent.

Selling, general and administrative expenses as a percentage of net revenue increased from 25.1 percent in fiscal 1998 to 26.1 percent during fiscal 1999, including a charge of $6.0 million related to the cost to close manufacturing operations in Taiwan, South Africa and Canada, and would have been 25.8 percent in 1999 excluding the charge. Net revenue per employee decreased to $120,918 in fiscal 1999 from $123,740 in 1998. Employee headcount, excluding Cardell Corporation, increased 7.9 percent compared to the 5.5 percent increase in net revenue.

Research and development expenditures increased to $105.9 million or 6.2 percent of sales, a 12.8 percent increase from the $93.9 million expended in fiscal 1998. These expenditures contributed to the release of 350 new product families and the granting of 476 new patents during fiscal 1999. During fiscal 1999, 31.1 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex continued its long-term commitment to reinvesting its profits in new product design and tooling in order to maintain and enhance the Company's competitive position.

Net interest income decreased 20.2 percent during fiscal 1999 due to a lower level of short-term investments than in fiscal 1998.

Other income consists mainly of net foreign exchange losses realized during fiscal 1999.

The effective tax rate declined from 33.7 percent in fiscal 1998 to 22.8 percent during fiscal 1999, due to the utilization of foreign tax credits, a tax holiday in several Far East jurisdictions, and resolution of various tax issues.

Net income decreased 2.3 percent to $178.0 million during fiscal 1999 with a negligible effect from foreign exchange rates. Earnings per share were $1.14 for fiscal 1999 and $1.15 for fiscal 1998.

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

In the Far East North, customer net revenue increased 1.8 percent in local currencies during fiscal 1998. The increase in domestic sales was achieved despite difficult economic conditions in both Japan and the Republic of Korea. Molex Japan recorded the highest growth rate of any connector company in Japan for the fiscal year, while Molex Korea maintained the number-one position in its local market. Net revenue in the region decreased 9.9 percent in U.S. dollars as the dollar strengthened considerably against both the Japanese yen and the Korean won.

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

Future Accounting Changes
In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," effective for fiscal years beginning after December 15, 1998. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. This statement will not have a material impact on the Company's financial position or the results of its operations.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Originally effective for all fiscal quarters of all fiscal years beginning after June 15, 1999, it has since been delayed one year. It establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is assessing the impact this statement will have on its statement of financial position and the results of its operations.

Year 2000
Molex recognizes the importance of the Year 2000 issue and has been giving high priority to it. The Company has completed an assessment of its business and other information systems, as well as the non-information system aspects of its business that could be impacted by the Year 2000 issue. Over the past few years, the Company has developed and is currently implementing its Global Information System (GIS), which is Year 2000 compliant. This GIS now covers more than 80 percent of the Company's business, and the legacy business systems in the remaining operations have been remediated. The Company believes that with the modifications to existing software and the GIS implementation, the Year 2000 issue will not pose material operational problems for its information systems.

While the GIS implementation addresses many of the Company's Year 2000 issues, the Company does not consider the GIS implementation costs to be related to the Year 2000 issue as such costs are a strategic expenditure to enhance future operations and would be incurred regardless of the Year 2000 issue. Total implementation costs related to the GIS project are expected to reach $60 million once complete. Expenditures related to the Year 2000 date conversion effort, principally the cost to remediate existing software or microprocessors embedded in the Company's manufacturing systems, are not expected to be significant, and management expects the total costs of such remediation effort to be less than $3.0 million. Most of these costs have already been incurred during fiscal year 1999. Any remaining costs should not have a material impact on the Company's financial position, results of operations or cash flows.

Part of the risk inherent in the Year 2000 issue results from the general uncertainty of the readiness of material third-party relationships. Although the Company cannot know or foresee every eventuality that suppliers and customers may face that could impact its operations, the Company is actively involved in a broad-structured contingency planning effort to mitigate the impact of potential failures in any of its critical third-party relationships. The Company cannot estimate the cost it may incur as a result of the failure of third parties to address their Year 2000 issues, and there can be no assurance that there will not be a material adverse effect on the Company if third parties do not convert their systems in a timely manner and in a way that is compatible with the Company's systems. However, management believes that the likelihood of such a significant failure is low.

Outlook
Fiscal 1999 was a challenging year for Molex as a result of difficult economic conditions in Europe, a slowdown in distribution channels for commercial products and price erosion above historical levels affecting the data communications and desktop markets. The Company expects the impact from these external factors to continue into the new fiscal year, but to a lesser degree than in fiscal 1999. Management believes that the Company has strong overall momentum and a positive outlook for fiscal 2000.

To further expand the Company's global presence, offer innovative products at an accelerated pace and improve internal productivity, Molex plans to invest approximately $210 million in capital expenditures and approximately $122 million in research and development for the fiscal year ending June 30, 2000. The Company continues to emphasize expansion in rapidly growing markets such as telecommunications, networking, automotive and value-added, while working to further strengthen its significant position as a leader in the computer and consumer markets. Molex remains committed to providing high quality products and a full range of services to customers wherever they may be located in the world. During fiscal 2000, the Company plans to open a new facility in Kosice, Slovak Republic. Further expansion is planned for existing operations in Japan; Shanghai, China; and Nogales, Mexico.

Worldwide, the connector industry is expected to experience minimal growth. The Company expects to have dollar denominated growth rates in the range of 17 percent to 19 percent while generating a 10 percent net return on sales.

The Company is subject to environmental laws and regulations in the countries where it operates. Molex has designed an environmental program to reduce the generation of potentially hazardous materials during its manufacturing process and believes it continues to meet or exceed local governmental regulations.

Quantitative and Qualitative Disclosures About Market Risk
The Company is subject to market risk associated with changes in foreign currency exchange rates, interest rates and certain commodity prices. The Company mitigates its foreign currency exchange rate risk principally through the establishment of local production facilities in the markets it serves and invoicing of customers in the same currency as the source of the products. Molex also monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system, the establishing of contra-currency accounts in several international subsidiaries, development of natural hedges and occasional use of foreign exchange contracts. One of the Company's subsidiaries utilizes derivative commodity futures contracts to hedge against fluctuations in commodity price fluctuations. Such commodity futures contracts are limited to a maximum duration of 18 months. A formalized treasury risk management policy has been implemented by the Company that describes the procedures and controls over derivative financial and commodity instruments. Under the policy, the Company does not use derivative financial or commodity instruments for trading purposes, and the use of such instruments is subject to strict approval levels by senior officers. Typically, the use of such derivative instruments is limited to hedging activities related to specific foreign currency cash flows or inventory purchases. The Company's exposure related to such transactions is, in the aggregate, not material to the Company's financial position, results of operations and cash flows.

Interest rate exposure is principally limited to the $83.9 million of marketable securities owned by the Company. Such securities are debt instruments that generate interest income for the Company on temporary excess cash balances. The Company does not actively manage the risk of interest rate fluctuations, however, such risk is mitigated by the relatively short-term nature - less than 12 months - of these investments.

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

Independent Auditors' Report

To the Shareholders and Board of Directors,
Molex Incorporated
Lisle, Illinois

We have audited the accompanying consolidated balance sheets of Molex Incorporated and its subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Molex Incorporated and its subsidiaries as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche  LLP

Chicago, Illinois
July 28, 1999

                         Consolidated Balance Sheets
                    (in thousands, except per share data)

Assets                                                          June 30,
                                                          1999           1998
Current assets:
Cash and cash equivalents                            $   182,992    $   205,262
Marketable securities                                     83,874        117,151
Accounts receivable:
  Trade, less allowance of $19,215 in 1999 and
  $17,114 in 1998 for doubtful accounts                  387,525        324,279
  Employee                                                 3,595          4,281
Inventories (Note 2)                                     188,861        184,433
Deferred income taxes (Note 5)                            19,137         15,101
Prepaid expenses                                          15,354         17,284
Total current assets                                     881,338        867,791
Property, plant and equipment
  at cost (Note 2):
Land and improvements                                     53,972         39,114
Buildings and leasehold improvements                     355,980        269,607
Machinery and equipment                                  877,011        740,246
Molds and dies                                           372,272        315,537
Construction-in-progress                                  89,573         75,773
                                                       1,748,808      1,440,277
Less accumulated depreciation and amortization           939,206        764,116
Net property, plant and equipment                        809,602        676,161
Goodwill, less accumulated amortization of
  $22,547 in 1999 and $15,190 in 1998 (Notes 2 and 10)   137,378         40,660
Other assets                                              73,694         55,022
                                                     $ 1,902,012    $ 1,639,634

The accompanying notes are an integral part of these consolidated financial statements.

Liabilities and Shareholders' Equity                                            June 30,
                                                                          1999           1998
Current liabilities:
Short-term loans (Note 4)                                            $     4,464    $         -
Current portion of long-term debt (Note 4)                                   499              -
Accounts payable                                                         156,556        140,350
Accrued expenses:
  Salaries, commissions and bonuses                                       68,084         51,231
  Other                                                                   62,885         71,331
Income taxes (Note 5)                                                     47,553         71,097
Dividends payable                                                          2,400          2,266
Total current liabilities                                                342,441        336,275
Deferred items:
Investment grants                                                          2,460          2,535
Income taxes (Note 5)                                                      4,508          3,969
Total deferred items                                                       6,968          6,504
Accrued postretirement benefits (Note 6)                                  30,706         27,135
Long-term debt (Note 4)                                                   20,148          5,566
Minority interest in subsidiaries                                          1,212          2,584
Commitments and contingencies (Note 7)                                         -              -
Shareholders' equity (Notes 3 and 8):
Common Stock, $.05 par value; 200,000 shares authorized;
  86,133 shares issued at 1999 and 83,261 shares issued at 1998            4,306          4,163
Class A Common Stock, $.05 par value; 200,000 shares authorized;
  82,073 shares issued at 1999 and 1998                                    4,104          4,104
Class B Common Stock, $.05 par value; 146 shares authorized;
  94 shares issued at 1999 and 1998                                            5              5
Paid-in capital                                                          233,806        147,782
Retained earnings                                                      1,491,337      1,322,775
Treasury stock (Common Stock, 7,794 shares at 1999 and 6,850 shares at 1998; Class A Common Stock, 3,445 shares at 1999
  and 2,682 shares at 1998), at cost                                    (193,317)      (143,714)
Deferred unearned compensation (Note 8)                                  (21,996)       (19,988)
Accumulated other comprehensive income:
  Cumulative translation and other adjustments                           (17,708)       (53,557)
Total shareholders' equity                                             1,500,537      1,261,570
                                                                     $ 1,902,012    $ 1,639,634

The accompanying notes are an integral part of these consolidated financial statements.

                     Consolidated Statements of Income
                   (in thousands, except per share data)

                                                            For the year ended June 30,
                                                          1999          1998         1997
Net revenue                                           $ 1,711,649  $ 1,622,975  $ 1,539,712
Cost of sales                                           1,038,311      952,266      898,817
Gross profit                                              673,338      670,709      640,895
Selling, general and administrative expenses:
Selling                                                   134,526      127,643      140,080
Administrative                                            312,454      279,444      249,537
Total selling, general and administrative expenses        446,980      407,087      389,617
Income from operations                                    226,358      263,622      251,278
Other income (expense):
Interest, net                                               8,883       11,134       10,405
Other                                                      (5,027)          67          686
Total other income                                          3,856       11,201       11,091
Income before income taxes and minority interest          230,214      274,823      262,369
Income taxes (Note 5)                                      52,363       92,490       95,581
Income before minority interest                           177,851      182,333      166,788
Minority interest                                             178          (90)         (72)
Net income                                            $   178,029  $   182,243  $   166,716

Earnings per common share (Based upon weighted average
common shares outstanding) (Notes 2 and 3):
  Basic                                               $      1.15  $      1.16  $      1.06
  Diluted                                             $      1.14  $      1.15  $      1.05
Dividends per common share (Note 3)                   $      0.06  $      0.06  $      0.05
Weighted average common shares outstanding (Notes 2 and 3):
  Basic                                                   155,472      156,600      157,111
  Diluted                                                 156,505      158,377      158,679

The accompanying notes are an integral part of these consolidated financial statements.

                         Consolidated Statements of Shareholders' Equity
                                         (in thousands)

                                                                                                        Accumulated
                                                                                           Deferred        Other        Total
                                    Common Stock         Paid-In    Retained    Treasury    Unearned   Comprehensive Shareholders'
                              Common  Class A  Class B   Capital    Earnings     Stock    Compensation     Income       Equity
Balance, July 1, 1996         $ 2,619  $ 2,627   $ 5    $ 116,510  $  989,928  $ (62,726)  $ (13,583)   $  95,891     $ 1,131,271
Comprehensive income:
  Net income                                                          166,716                                             166,716
  Translation adjustments                                                                                 (36,962)        (36,962)
  Unrealized investment gain                                                                                  400             400
Total comprehensive income                                                                                                130,154
Cash dividends declared                                                (6,924)                                             (6,924)
Stock split (dividend)            661      656             (1,317)                                                              -
Stock options -granted                                      8,655                             (8,655)                           -
              -exercised           23                       5,947                   (917)                                   5,053
              -cancelled                                     (955)                               682                         (273)
Stock bonus                                                   550                                                             550
Treasury stock -purchases                                                        (31,918)                                 (31,918)
               -reissuances                                   203                    583                                      786
Purchase of business                                        1,672                    484                                    2,156
Deferred unearned
  compensation amortization                                                                    5,057                        5,057

Balance, June 30, 1997          3,303    3,283     5      131,265   1,149,720    (94,494)    (16,499)      59,329       1,235,912
Comprehensive income:
  Net income                                                          182,243                                             182,243
  Translation adjustments                                                                                (112,486)       (112,486)
  Unrealized investment loss                                                                                 (400)           (400)
Total comprehensive income                                                                                                 69,357
Cash dividends declared                                                (9,188)                                             (9,188)
Stock split (dividend)            829      821             (1,650)                                                              -
Stock options -granted                                     11,040                            (11,040)                           -
              -exercised           29                       5,927                   (792)                                   5,164
              -cancelled                                     (834)                               834                            -
Issuance of stock                   2                                                                                           2
Stock bonus                                                   962                                                             962
Treasury stock -purchases                                                        (49,255)                                 (49,255)
               -reissuances                                 1,072                    827                                    1,899
Deferred unearned
  compensation amortization                                                                    6,717                        6,717

Balance, June 30, 1998          4,163    4,104     5      147,782   1,322,775   (143,714)    (19,988)     (53,557)      1,261,570
Comprehensive income:
  Net income                                                          178,029                                             178,029
  Translation adjustments                                                                                  36,906          36,906
  Unrealized investment loss                                                                               (1,057)         (1,057)
Total comprehensive income                                                                                                213,878
Cash dividends declared                                                (9,467)                                             (9,467)
Stock options -granted                                      9,179                             (9,179)                           -
              -exercised           28                       5,672                 (1,052)                                   4,648
              -cancelled                                     (185)                                                           (185)
Purchase of business              113                      69,310                                                          69,423
Stock bonus                         2                       1,067                                                           1,069
Treasury stock -purchases                                                        (49,430)                                 (49,430)
               -reissuances                                   981                    879                                    1,860
Deferred unearned
  compensation amortization                                                                    7,171                        7,171

Balance, June 30, 1999        $ 4,306  $ 4,104   $ 5    $ 233,806  $ 1,491,337 $(193,317)  $ (21,996)   $ (17,708)    $ 1,500,537

                                 Consolidated Statements of Cash Flows
                                              (in thousands)

                                                                  For the year ended June 30,
                                                                1999         1998         1997
Cash and cash equivalents, beginning of period              $  205,262   $  199,767   $  242,779
Cash and cash equivalents were provided from (used for):
Operations:
Net income                                                     178,029      182,243      166,716
Add (deduct) non-cash items included in net income:
Depreciation and amortization                                  168,856      148,920      138,675
Deferred income taxes                                            1,875       13,470      (13,671)
(Gain)/loss on sale of property, plant and equipment            16,383          696         (236)
Minority interest                                                 (178)          90           72
Amortization of deferred unearned compensation                   7,171        6,717        5,057
Amortization of deferred investment grants                        (601)        (608)        (486)
Other debits (credits) to earnings, net                            209       (1,232)      (1,552)
Current items:
Accounts receivable                                            (35,661)     (31,146)     (78,645)
Inventories                                                      7,299      (31,926)     (23,334)
Prepaid expenses                                                   859      (13,810)      (1,062)
Accounts payable                                                (7,720)      16,780       31,143
Accrued expenses                                                 4,987       14,843       25,842
Income taxes                                                   (26,990)        (382)      26,833
Net cash provided from operations                              314,518      304,655      275,352
Investments:
Purchases of property, plant and equipment                    (228,722)    (227,188)    (208,558)
Proceeds from sale of property, plant and equipment              4,793        7,207        3,104
Purchases of businesses, net of cash acquired                  (34,935)      (1,171)           -
Proceeds from sale of marketable securities                  5,096,583    1,996,229    2,179,269
Purchases of marketable securities                          (5,063,306)  (2,005,512)  (2,260,518)
(Increase)/decrease in other assets                            (22,080)      (4,170)       8,693
Net cash used for investments                                 (247,667)    (234,605)    (278,010)
Financing:
Increase in investment grants                                      243          511        1,067
Increase in short-term loans                                     4,464            -            -
Decrease in long-term debt                                     (41,283)      (3,000)        (857)
Increase in long-term debt                                       6,490        1,216          654
Cash dividends paid                                             (9,333)      (8,622)      (6,924)
Exercise of stock options                                        4,648        5,164        5,053
Purchase of treasury stock                                     (49,430)     (49,255)     (31,918)
Reissuance of treasury stock                                     1,860        1,899          786
Net cash used for financing                                    (82,341)     (52,087)     (32,139)
Effect of exchange rate changes on cash                         (6,780)     (12,468)      (8,215)
Net increase (decrease) in cash and cash equivalents           (22,270)       5,495      (43,012)
Cash and cash equivalents, end of period                    $  182,992   $  205,262   $  199,767

Supplemental disclosure of cash flow information
Cash paid during the period for:
  Interest                                                  $      875   $      604   $      628
  Income taxes                                              $   64,768   $   80,983   $   72,372

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

(A) Principles of Consolidation
The consolidated financial statements include the accounts of Molex Incorporated and its majority-owned subsidiaries (the Company). All material intercompany balances and transactions have been eliminated.

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

(C) Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(D) Marketable Securities
Marketable securities are available for sale and consist of a variety of highly liquid investments, with maturities generally between three and 12 months. Unrealized holding gains and losses are recognized as a separate component of shareholders' equity.

(E) Fair Value of Financial Instruments
The Company's financial instruments include accounts receivable and payable, marketable securities and long-term debt. The carrying amounts of the financial instruments approximate their fair value.

(F) Inventories
Inventories are valued at the lower of first-in, first-out cost or market. Inventories at June 30 consisted of the following:
                        1999         1998
Raw materials       $  46,767    $  48,324
Work in progress       58,893       49,025
Finished goods         83,201       87,084
                    $ 188,861    $ 184,433

(G) Property, Plant and Equipment and Related Reserves
Depreciation and amortization are provided substantially on a straightline basis for financial statement purposes and on accelerated methods for tax purposes. The estimated useful lives are as follows:
  Buildings                   25-45 years
  Machinery and equipment      3-10 years
  Molds and dies                3-4 years

Costs of leasehold improvements are amortized over the terms of the related leases using various methods. The carrying value of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted.

(H) Research and Development and Patent Costs
Costs incurred in connection with the development of new products and applications are charged to operations as incurred. Total research and development costs equaled $105,940 in 1999; $93,945 in 1998; and $89,450 in 1997.

Included in these totals are patent costs of $5,192, $5,379 and $5,607 for the years ended June 30, 1999, 1998 and 1997, respectively.

(I) Revenue Recognition
The Company recognizes revenue at the date of shipment.

(J) Currency Translation
Assets and liabilities of international entities have been translated at period-end exchange rates, and income and expenses have been translated using average exchange rates for the period.

(K) Goodwill
Goodwill represents acquisition cost in excess of the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from 10 to 25 years. The Company periodically re-evaluates the original assumptions and rationale used in the establishment of the carrying value and estimated life of this asset.

(L) Earnings Per Share
On December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share." This statement replaces primary and fully diluted earnings per share (EPS) with basic and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive securities outstanding during the period.

The basic weighted-average shares outstanding reconciles to diluted weighted-average shares outstanding as follows:
                          1999      1998      1997
Basic                   155,472   156,600   157,111
Effect of dilutive
  stock options           1,033     1,777     1,568
Diluted                 156,505   158,377   158,679

(M) New Accounting Pronouncements
During the first quarter of fiscal 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components.

In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," effective for fiscal years beginning after December 15, 1998. SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. The Company is assessing the impact this statement will have on its statement of financial position and the results of its operations.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Originally effective for all fiscal quarters of all fiscal years beginning after June 15, 1999, it has since been delayed one year. It establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is assessing the impact this statement will have on its statement of financial position and the results of its operations.

(N) Reclassifications
Certain reclassifications have been made to the prior years' financial statements in order to conform to the 1999 classifications.

(3) Capital Stock
The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50% of the authorized number of shares of Class B Common Stock continues to be outstanding, all matters, other than the election of directors, submitted to a vote of the shareholders must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock, voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action, other than the election of directors, that requires shareholder approval. There are 25 million shares of preferred stock authorized, none of which were issued or outstanding during the three years ended June 30, 1999. The Class B Common Stock can be converted into Common Stock on a share-for-share basis at any time at the option of the holder. The authorized Class A Common Stock would automatically convert into Common Stock on a share-for-share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of Common Stock and Class B Common Stock would be diluted.

The holders of the Common Stock, Class A Common Stock and Class B Common Stock participate equally, share-for-share, in any dividends that may be paid thereon, if, as and when declared by the Board of Directors, or in any assets available upon liquidation or dissolution of the Company.

In November 1997, the Board of Directors declared 25 percent stock dividends. One quarter share of Molex Common Stock was distributed for each share of Common Stock and Class B Common Stock outstanding. In addition, one quarter share of Class A Common Stock was distributed for each share of Class A Common Stock outstanding. All stock and stock option amounts, as well as earnings, dividends and market prices per common share, have been retroactively restated for the stock dividends.

(4) Debt
The details relative to long-term debt are as follows:
                                1999         1998
Mortgages                    $  8,736    $      -
Bank loans                      6,292       1,216
Industrial development bonds    4,350       4,350
Other                           1,269           -
                               20,647       5,566
Less current portion              499           -
Total long-term debt         $ 20,148    $  5,566

Mortgages consist of two loans acquired as part of the purchase of Cardell Corporation (see Note 10). Both loans are secured by certain buildings, carry an interest rate of 7.79% and require periodic principal payments through 2012.

The Company has two bank loans with interest rates of 4.5% and 4.75%, respectively, payable in periodic installments through March 2007.

Industrial development bonds, secured by certain land, buildings and equipment, have interest rates ranging from 2% to 5%, with periodic principal payments through November 2009.

The long-term debt as of June 30, 1999 matures as follows: $1,334 in 2001; $1,396 in 2002; $1,433 in 2003; $1,478 in 2004; and $14,507 thereafter.

At June 30, 1999, the Company had available lines of credit of $18.8 million.

Short-term loans bear interest rates ranging from 2% to 3% and mature within a 12-month period.

(5) Income Taxes
The tax provision is determined under the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

Income before income taxes and minority interest is summarized as follows:
                         1999       1998       1997
United States        $  54,820  $  89,945  $  65,164
International          175,394    184,878    197,205
                     $ 230,214  $ 274,823  $ 262,369

Income tax provisions are as follows:
                         1999       1998       1997
Currently payable:
  U.S. federal       $ (20,399) $   7,380  $  33,397
  State                  1,755      5,839      4,952
  International         69,132     65,801     70,903
                        50,488     79,020    109,252
Deferred:
  United States            856      7,806     (8,843)
  International          1,019      5,664     (4,828)
                         1,875     13,470    (13,671)
Total provision for
  income taxes       $  52,363  $  92,490  $  95,581

The Company's tax rate differs from the U.S. federal income tax rate as follows:
                         1999       1998       1997
U.S. federal income
  tax rate                35.0%      35.0%       35.0%
Permanent tax exemptions  (6.0)      (4.7)       (4.0)
Foreign tax credit (net) (14.5)         -           -
State income taxes,
  net of federal
  tax benefit              0.8        1.4         1.2
Foreign tax rates
  in excess of
  U.S. federal rate        7.5        2.0         4.2
                          22.8%      33.7%       36.4%

Net deferred income taxes arise from temporary differences as follows:
                                    1999       1998
International/local taxes        $  2,060   $  1,184
Employee benefit programs          12,196     10,329
Depreciation and amortization     (13,361)   (10,634)
Allowance for doubtful accounts     3,674      2,414
Inventory reserves                  4,186      4,994
Inventory - other                   3,956      3,938
Investments                           368      1,209
Foreign tax credit carryforwards    5,396      5,670
Other deferred items                5,973      2,012
                                 $ 24,448   $ 21,116

The net deferred tax accounts reported on the balance sheet as of June 30 are as follows:
                                    1999       1998
Net deferred:
        Current asset            $ 19,137   $ 15,101
        Non-current asset          10,697     10,520
        Current liability            (878)      (536)
        Non-current liability      (4,508)    (3,969)
                                 $ 24,448   $ 21,116

U.S. income taxes are generally not provided on the accumulated undistributed earnings of certain international subsidiaries. It is intended that these earnings will be permanently reinvested. Should these earnings be distributed, no additional U.S. income tax expense will be incurred, due to the availability of foreign tax credits.

(6) Pension and Other Postretirement Benefits
Effective for fiscal 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of SFAS No. 132 revise employers' disclosures about pensions and other postretirement benefit plans, but do not change the measurement or recognition of these plans.

Pension
The Company sponsors and/or contributes to pension plans, including defined benefit plans, covering substantially all U.S. hourly employees and certain employees in international subsidiaries. The benefits are primarily based on years of service and the employees' compensation for certain periods during the last years of employment.

The Company and certain of its subsidiaries also provide discretionary savings and other defined contribution plans covering substantially all of their salaried employees. Employer contributions to such plans of $10,903; $10,348; and $7,226 were charged to operations during 1999, 1998 and 1997, respectively.

Other Postretirement Benefits
The Company provides certain retiree health care and life insurance benefits to its employees. The cost of retiree insurance benefits is accrued over the period in which the employees become eligible for such benefits. The majority of the Company's U.S. employees may become eligible for these benefits if they reach age 55, with age plus years of service equal to 70. There are no significant postretirement health care benefit plans outside of the United States. The Company continues to fund benefit costs primarily as claims are paid.

Notes to Consolidated Financial Statements
(Continued)
Net periodic pension and postretirement benefit costs for the Company's plans consist of the following for the year ended June 30:

                                       Interest Costs                 Recognized      Amortization of                   Net
                                        on Projected    Expected        Prior         Unrecognized    Recognized      Periodic
                               Service    Benefit       Return on       Service       Transition       (Gains)        Pension
                                Costs    Obligation     Plan Assets     Cost          Obligation        Losses        Expense
1999:	Pension
          U.S. Plans          $  1,233  $    1,070     $   (1,331)    $   231         $    110        $       -      $  1,313
          International Plans    2,871       1,532         (1,227)          -                3           (1,248)        1,931
        Postretirement
          Other Plans              635         651              -        (313)               -                -           973

1998:	Pension
          U.S. Plans               944         734           (639)        231              110                -         1,380
          International Plans    2,445       1,511           (868)          -             (201)               -         2,887
        Postretirement
          Other Plans              630         632              -        (280)               -                3           985

1997:	Pension
          U.S. Plans               856         655           (641)          -              340                -         1,210
          International Plans    2,642       1,448           (860)          -              (17)               -         3,213
        Postretirement
          Other Plans              668         563              -        (214)               -               11         1,028

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.

                                                          1999                                 1998
                                                 Pension         Postretirement      Pension         Postretirement
                                              U.S.      Int'l.       Other       U.S.      Int'l.      Other
                                              Plans     Plans        Plans       Plans     Plans       Plans
Change in benefit obligation
  Benefit obligation at beginning of year    $ 15,456  $ 32,676    $  9,439    $ 10,180  $ 34,573    $  8,528
  Service cost                                  1,233     2,871         635         944     2,445         630
  Interest cost                                 1,070     1,532         651         734     1,511         632
  Participants contributions                        -       191           -           -       217           -
  Benefits paid                                  (329)   (1,576)       (155)       (300)     (712)        (49)
  Liability (gains) losses                       (459)    1,413      (1,807)      3,898      (745)       (304)
  Changes in foreign currency                       -     1,892           -           -    (4,613)          -
Benefit obligation at end of year            $ 16,971  $ 38,999    $  8,763    $ 15,456  $ 32,676    $  9,439

Change in plan assets
  Fair value of plan assets
   at beginning of year                      $ 14,408  $ 19,186    $      -    $  9,529  $ 14,161    $      -
  Actual return on plan assets                  1,984     1,357           -       3,873       868           -
  Employer contributions                        1,094       286         302       1,306       523         181
  Plan participants' contributions                  -       191           -           -       217           -
  Benefits paid                                  (329)      (27)       (302)       (300)     (168)       (181)
  Assets gains (losses)                             -         -           -           -     4,671           -
  Changes in foreign currency                       -    (1,051)          -           -    (1,086)          -
Fair value of plan assets at end of year     $ 17,157  $ 19,942    $      -    $ 14,408  $ 19,186    $      -

Funded status                                $    186  $(19,057)   $ (8,763)   $ (1,048) $(13,490)   $ (9,439)
Unrecognized net transition liability              66     1,456           -         176     1,461           -
Unrecognized net actuarial (gain) loss           (837)   (1,234)     (1,106)        275    (4,054)        680
Unrecognized prior service cost                 1,508         -      (2,002)      1,739         0      (2,293)
Accrued pension asset (liability) included
  in the consolidated balance sheet          $    923  $(18,835)   $(11,871)   $  1,142  $(16,083)   $ (11,052)

The weighted average assumptions used in computing the previous information are presented below:

                                                          1999                                 1998
                                                                   Post-                               Post-
                                                 Pension         retirement          Pension         retirement
                                              U.S.      Int'l.      Other        U.S.      Int'l.      Other
                                              Plans     Plans       Plans        Plans     Plans       Plans
Discount rates                                7.25%      4.6%       7.25%         7.0%      5.1%        7.0%
Rates of increase in compensation              4.5%      3.3%          -          4.5%      3.8%          -
Expected long-term rates of return
  on plan assets                               9.0%      6.8%          -          7.0%      7.0%          -

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 6.4 percent in 1999, declining annually to an ultimate rate of 4.75 percent by 2017. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                         1 Percentage    1 Percentage
                                        Point Increase  Point Decrease
Effect on total of service and
  interest cost components                $  1,546       $  (1,081)
Effect on postretirement
  benefit obligation                      $ 11,007       $  (8,157)

(7) Commitments
The Company and its subsidiaries rent certain facilities and equipment under lease arrangements classified as operating leases. Some of the leases have renewal options.

Future minimum rental payments under noncancellable operating leases with initial or remaining terms of one year or more as of June 30, 1999 are $9,066 in 2000; $4,930 in 2001; $2,839 in 2002; $1,584 in 2003; $561 in 2004; and
$8,849 thereafter, totaling $27,829.

Rental expense was $9,999 in 1999; $9,656 in 1998; and $8,541 in 1997.

(8) Stock Option Plans
The Company has three stock option plans currently in effect, two of which may issue future grants: the 1990 Stock Option Plan (the "1990 Plan"), the 1991 Stock Option Plan (the "1991 Plan"), and the 1998 Stock Option Plan (the "1998 Plan").

1990 Plan: This plan expired as of June 30, 1999. Future grants cannot be issued from this plan, but all grants issued prior to this date can be exercised. The most significant terms of this plan provide that (1) options may be granted for 5.5 million shares of Common Stock and (2) the option price shall be 50 percent of the fair market value of the stock of the Company on the date of grant. The option term is five to nine years from the date of the grant. Under the 1990 Plan, all shares issued are nonqualified.

Stock option transactions relating to the 1990 Plan are summarized as follows:
                                                              Wtd. Avg. Price
                                                     Shares      Per Share
Outstanding at 6/30/96                               2,394      $    7.94
        Granted                                        719          11.75
        Exercised                                      513           6.59
        Canceled                                       101           8.82
Outstanding at 6/30/97                               2,499      $    9.28
        Granted                                        734          15.34
        Exercised                                      483           7.61
        Canceled                                        91          12.47
Outstanding at 6/30/98                               2,659      $   11.18
        Granted                                         23          13.07
        Exercised                                      490           9.35
        Canceled                                        38          12.54
Outstanding at 6/30/99                               2,154      $   11.60
Options exercisable at 6/30/98                         503      $    8.91
Options exercisable at 6/30/99                         395      $   10.72

1991 Plan: The most significant terms of this plan provide that (1) options may be granted for 3.1 million shares of Common Stock and (2) the option price shall be the fair market value of the stock on the date of the grant. The option term is five to 11 years from the date of the grant.

Stock option transactions relating to the 1991 Plan are summarized as follows:
                                                              Wtd. Avg. Price
                                                     Shares      Per Share
Outstanding at 6/30/96                                 841      $    14.36
        Granted                                        395           22.99
        Exercised                                      144           11.27
        Canceled                                        13           19.17
Outstanding at 6/30/97                               1,079      $    17.88
        Granted                                        156           30.37
        Exercised                                      164           12.28
        Canceled                                         2           11.80
Outstanding at 6/30/98                               1,069      $    20.57
        Granted                                        501           26.17
        Exercised                                       95           16.43
        Canceled                                         2           14.02
Outstanding at 6/30/99                               1,473      $    22.74
Options exercisable at 6/30/98                         142      $    18.17
Options exercisable at 6/30/99                         135      $    22.38

1998 Plan: The most significant terms of this plan provide that (1) options may be granted for 10 million shares of Class A Common Stock and (2) the option price shall be not less than 10 percent nor more than 100 percent of the fair market value of the Class A stock of the Company on the date of grant. The option term is five to nine years from the date of grant.

Stock option transactions relating to the 1998 Plan are summarized as follows:
                                                              Wtd. Avg. Price
                                                     Shares      Per Share
Outstanding at 6/30/98                                   -      $        -
        Granted                                        771           11.79
        Exercised                                        -               -
        Canceled                                         8           11.79
Outstanding at 6/30/99                                 763      $    11.79
Options exercisable at 6/30/99                           -               -


The option price per share for certain options in the 1990 and 1998 plans was less than the fair market value at the date of grant, thus creating deferred unearned compensation. Deferred unearned compensation is charged to operations over the term of the option. In fiscal 1999, $7,171 was charged to operations ($6,717 in 1998 and $5,057 in 1997).

In fiscal 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As provided by SFAS No. 123, the Company has elected to continue to account for its stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for
Stock Issued to Employees." The Company has adopted the disclosure provisions required by SFAS No. 123. Had the Company elected to apply the provisions of SFAS No. 123 regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted, the effects on reported net income and earnings per common share would have been as follows:
                                    1999        1998        1997
Net income,
  as reported                    $ 178,029   $ 182,243   $ 166,716
Pro forma net income               177,880     181,349     166,133
Earnings per share:
  Basic                               1.15        1.16        1.06
  Diluted                             1.14        1.15        1.05
Pro forma earnings per share:
  Basic                               1.14        1.16        1.05
  Diluted                             1.14        1.15        1.05

For purposes of computing pro forma net income and earnings per common share, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:
                                  1999       1998         1997
Dividend yield                    0.2%       0.2%          0.2%
Expected volatility             29.84%     25.22%        30.25%
Risk-free interest rate          6.00%      6.00%    6.07-6.54%
Expected life of
  option (years)                 4.86       4.25    3.01-10.50

The following table summarizes information about options outstanding at June 30, 1999:

                                 Wtd. Avg.
    Range of        Number       Remaining        Wtd. Avg.       Number        Wtd. Avg.
 Exercise Prices  Outstanding Contractual Life  Exercise Price  Exercisable  Exercise Price
$ 8.09 - $ 8.09      115            0.4            $ 8.09           115         $ 8.09
  8.28 -   8.28      571            4.1              8.28             -              -
  8.58 -  11.52      890            4.8             11.19           221          10.76
 11.75 -  13.94    1,010            5.4             12.58             3          12.29
 14.00 -  16.00      624            5.2             15.32            56          15.87
 16.10 -  23.68      507            6.1             22.37           101          20.09
 24.64 -  24.64        9            1.3             24.64             7          24.64
 26.00 -  35.10      659            7.8             27.05            26          29.74
 38.61 -  38.61        5            3.3             38.61             1          38.61
                   4,390                                            530

9) Segment and Related Information
The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" for fiscal 1999, which requires the Company to report information about its operating segments based on how management views its business. The Company and its subsidiaries operate in one product segment: the manufacture and sale of electrical components. Management operates the business by geographic segments. The Americas region consists primarily of operations in North America. The Far East North region is substantially Japan, but also includes Korea, while the Far East South region includes China, Singapore and the remaining countries in Asia. European operations are primarily located in western Europe. Information by geographic area is summarized in the following table:

                     United  Americas   Far East  Far East           Corporate
                     States  (Non-U.S.)  North     South    Europe   and Other  Eliminations   Total

1999
Customer revenue     $585,120  $88,683  $364,606  $341,526  $331,711  $      3  $       -   $1,711,649
Intercompany revenue   86,971    6,758   149,105    38,817    40,908         -   (322,559)           -
Total revenue         672,091   95,441   513,711   380,343   372,619         3   (322,559)   1,711,649
Net income             59,530    1,573    57,793    33,547    24,141     1,445          -      178,029
Identifiable assets   895,634   51,112   459,700   272,203   397,917   121,819   (296,373)   1,902,012

1998
Customer revenue     $557,272  $93,274  $327,741  $290,908  $353,575  $    205  $       -   $1,622,975
Intercompany revenue   69,661    5,351   131,822    37,021    32,796         -   (276,651)           -
Total revenue         626,933   98,625   459,563   327,929   386,371       205   (276,651)   1,622,975
Net income             61,516    4,022    42,907    32,844    43,344    (2,528)       138      182,243
Identifiable assets   650,858   52,188   374,926   229,495   393,699   171,623   (233,155)   1,639,634

1997
Customer revenue     $503,576  $69,970  $363,605  $302,305  $299,771  $    485  $       -   $1,539,712
Intercompany revenue   55,257    3,149   127,943    33,213    23,798     4,000   (247,360)           -
Total revenue         558,833   73,119   491,548   335,518   323,569     4,485   (247,360)   1,539,712
Net income             48,517    6,621    46,560    51,711    28,072   (14,838)        73      166,716
Identifiable assets   571,051   39,224   477,799   283,022   249,642    80,060    (63,867)   1,636,931

Intercompany net revenue is generally recorded at cost plus the normal mark-up charged to unaffiliated customers.

Identifiable assets are those assets of the Company that are identified with operations in each country. During 1999, 1998 and 1997, no customer accounted for more than 10% of consolidated net revenue.

10) Acquisitions
On June 16, 1999, the Company acquired Cardell Corporation, an automotive terminal and connector manufacturer. The purchase price of $129.0 million consists of the issuance of $69.4 million of Molex common stock (approximately
2.26 million shares) to Cardell shareholders, cash of $18.5 million and the repayment of $41.1 million in debt of Cardell assumed upon acquisition.

On September 4, 1998, the Company acquired 70 percent of the common stock of Silent Systems, Inc., a manufacturer of acoustic noise reduction, heat sink and thermal management products, for $14.8 million in cash.

On August 19, 1998, the Company acquired 51 percent of Mafatlal Micron, which primarily supplies connectors to the telecommunications industry in India, for $1.7 million in cash.

These acquisitions were accounted for by the purchase method of accounting. The results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition. These acquisitions are not material to the results of operations of the Company, therefore proforma financial data is not presented. The purchase price for the acquisitions was preliminarily allocated to the assets acquired based on their estimated fair values as follows:

(In thousands)
Current assets                         $  21,694
Property, plant and equipment             52,160
Intangibles and other assets             107,258
Liabilities assumed                      (35,637)
Net assets acquired                      145,475
Value of stock issued                    (69,423)
Long-term debt repaid at acquisition     (41,117)
Cash paid for acquisitions             $  34,935

Fiscal 1999, 1998 and 1997 by Quarter
(in thousands, except per share data-unaudited)

                Quarter   1999    1998    1997
Net revenue     1st    $409,892 $410,194 $359,595
                2nd     429,718  405,497  377,005
                3rd     426,178  409,228  387,053
                4th     445,861  398,056  416,059

Gross profit    1st     165,577  170,333  145,252
                2nd     176,597  168,508  155,680
                3rd     173,674  168,523  161,091
                4th     157,490  163,345  178,872

Income before income taxes and minority interest
                1st      58,831   69,254   58,639
                2nd      64,570   69,632   63,137
                3rd      63,971   69,106   67,964
                4th      42,842   66,831   72,628

Income taxes    1st      19,590   24,798   22,777
                2nd      20,699   24,081   22,925
                3rd      19,181   22,688   24,751
                4th      (7,107)  20,923   25,128

Net income      1st      39,173   44,456   35,855
                2nd      43,873   45,551   40,197
                3rd      44,960   46,418   43,190
                4th      50,023   45,818   47,473

Earnings per common share(1)
        Basic   1st        0.25     0.28     0.23
                2nd        0.28     0.29     0.26
                3rd        0.29     0.30     0.28
                4th        0.32     0.29     0.30

        Diluted 1st        0.25     0.28     0.23
                2nd        0.28     0.29     0.25
                3rd        0.29     0.29     0.27
                4th        0.32     0.29     0.30

                                         LOW       HIGH     LOW         HIGH       LOW       HIGH
National Market System
Price of Stock: Common Stock(1) 1st     23 5/8    31       29 1/4     36 13/64   17 19/32   24 5/32
                                2nd     24 9/16   39       25 3/4     38 13/32   22 23/32   25 7/16
                                3rd     25 1/2    38       24 13/16   32 1/8     22 13/32   25 19/32
                                4th     26 3/16   37 1/8   23         30 1/2     21 19/32   31 19/32

        Class A Common Stock(1) 1st     22 1/4    28 1/8   27 1/2     33 19/64   16 15/64   21 59/64
                                2nd     21 3/4    34 7/8   23         35 1/2     20 9/16    23 17/32
                                3rd     22 1/2    32       23 3/4     30 3/8     20 31/32   24 5/32
                                4th     22 3/4    31 1/2   21 3/4     29 1/4     20 31/32   30 3/32

(1) Restated for the following 25% stock dividends: November 1997 and February 1997.

During the fourth quarter of fiscal 1999, gross profit was impacted by a charge of $20.4 million relating to the write-off of certain production tooling and related capacity adjustments. Selling, general and administrative expenses included a charge of $6.0 million related to the costs to close manufacturing operations in Taiwan, South Africa and Canada. These combined charges reduced net income $20.7 million (net of tax benefit of $5.7 million). The fourth quarter also included a $20.7 million favorable tax adjustment due to the utilization of foreign tax credits, a tax holiday in several Far East jurisdictions and resolution of various tax issues.