Form 10-K405, Exhibit 13
period 2000-06-30
MOLEX INC
filed 2000-09-22
CIK 67472

EXHIBIT 13
                                                              ----------

Ten-Year Financial Highlights Summary (in thousands, except per share data)

                                  2000              1999                 1998                 1997                 1996
Operations
Net revenue                  $2,217,096        $1,711,649           $1,622,975           $1,539,712           $1,382,673
Gross profit                    854,889           673,338              670,709              640,895              562,731
Income before income taxes
 and minority interest          323,694           230,214              274,823              262,369              228,953
Income taxes                    100,810            52,363               92,490               95,581               83,300
Net income                      222,454           178,029              182,243              166,716              145,586
Earnings per common share:(1)
      Basic                        1.13              0.92                 0.93                 0.85                 0.74
      Diluted                      1.12              0.91                 0.92                 0.84                 0.74
Net income as a percent of
  net revenue                     10.0%             10.4%                11.2%                10.8%                10.5%

Financial Position
Current assets               $1,023,009        $  881,338           $  867,791           $  873,614           $  734,589
Current liabilities             475,449           342,441              336,275              342,026              275,182
Working capital                 547,560           538,897              531,516              531,588              459,407
Current ratio                       2.2               2.6                  2.6                  2.6                  2.7
Property, plant and
 equipment, net                 980,775           809,602              676,161              665,468              613,125
Total assets                  2,247,106         1,902,012            1,639,634            1,636,931            1,460,999
Long-term debt                   21,593            20,148                5,566                7,350                7,450
Shareholders' equity          1,705,804         1,500,537            1,261,570            1,235,912            1,131,271
Return on beginning
 shareholders' equity             14.8%             14.1%                14.7%                14.7%                13.1%
Dividends per common share(1)      0.09              0.05                 0.05                 0.04                 0.03
Weighted average common
 shares outstanding:(1)
     Basic                      196,060           194,340              195,750              196,389              196,768
     Diluted                    198,208           195,631              197,971              198,349              198,819

(1)Restated for the following stock dividends: 25%-January 2000;
  25%-November 1997; 25%-February 1997.





Management's Discussion of Financial Condition and Results of Operations Financial Highlights
Fiscal 2000 proved to be a very strong year for Molex. Not only did the Company's growth surpass that of the worldwide connector industry-estimated at nine to 10 percent-but Molex also achieved an important milestone by exceeding the $2 billion net revenue level while maintaining its profitability goals. This record $2.2 billion in net revenue for the fiscal year was an increase of 29.5 percent over last year. Net income was $222.5 million for fiscal 2000, an increase of 25.0 percent from the prior year. The Company's continued growth is believed to be the result of the Company's ability to expand and increase market share in the fastest growing market segments and geographic regions of the world. The Company's global presence allows it to be a primary supplier for multinational and/or multi-market companies worldwide.

Investor Returns
Molex is committed to providing its shareholders with a high return on their investment. The Company's total shareholder return (including reinvestment of dividends) over the last five years has averaged an annual compounded return of
25.1 percent on Molex Common Stock and 18.8 percent on Molex Class A Common Stock. At the end of 1999, Molex was included in the S&P 500 Index, focusing attention on the Company and increasing demand for Molex stock.

A $100 investment in Molex Common Stock at June 30, 1995, together with the reinvestment of dividends, would be worth $306 at June 30, 2000. A similar investment in Molex Common Class A Stock would be worth $237 at June 30, 2000.

In January 2000, the Molex Board of Directors distributed a 25 percent stock dividend. All shares outstanding, earnings and dividends per share have been retroactively restated for the stock dividend.

Financial Position and Liquidity
Molex has an exceptionally strong balance sheet. Cash and marketable securities at June 30, 2000 equaled $241.2 million and represented 10.7 percent of total consolidated assets. Cash and marketable securities decreased $25.6 million during fiscal 2000 due to cash requirements necessary for acquisitions and investments during the year.

The Company's long-term financing strategy is to rely on internal sources of funds for investing in plant, equipment and acquisitions. Management is confident that the Company's liquidity and financial flexibility are adequate to support current and future growth. Molex has historically used external borrowings only when a clear financial advantage exists. The Company has available lines of credit totaling $36.0 million, of which $29.9 million remained unused at June 30, 2000.

Cash provided from operations was $367.9 million during fiscal 2000. The Company's operations generate sufficient cash to support the current level of capital expenditures and financing activities. In U.S. dollars, the average days' sales outstanding in trade accounts receivable of 68 days decreased from the 71 days reported last fiscal year. Average inventory days in U.S. dollars decreased to 56 days from the 60 days reported last fiscal year.

Cash used for investing activities was $338.2 million in fiscal 2000, primarily due to capital expenditures and acquisitions. Molex continued its commitment to investing in new tooling, equipment and facilities, with capital expenditures totaling $337.3 million for fiscal 2000. Molex added new facilities in China, Ireland, Japan, Slovakia and the United States. In addition, facilities were either expanded or replaced in Australia, Japan, Poland and the United States. These additions increased the worldwide facility floor space to 5.7 million square feet.

Cash used for financing activities was $58.0 million in fiscal 2000, primarily due to the purchase of treasury stock and payment of cash dividends. The Company purchased 1,365,000 shares of Molex Common Stock during fiscal 2000. During fiscal 1999, Molex purchased 1,707,323 shares of its common stock on the open market.

Percentage of Net Revenue
Fiscal Year Ended June 30,
                                                      U.S. Dollar
                                                   Percentage Change
                            2000    1999    1998   2000-1999  1999-98
Net revenue                100.0%  100.0%  100.0%    29.5%       5.5%
Cost of sales               61.4    60.7    58.7     31.2        9.0
Gross profit                38.6    39.3    41.3     27.0        0.4
S, G & A expenses           24.3    26.1    25.1     20.6        9.8
Income from operations      14.3    13.2    16.2     39.6      (14.1)
Total other income           0.3     0.3     0.7     99.3      (39.7)
Income before income taxes  14.6    13.5    16.9     40.6      (16.2)
Income taxes                 4.6     3.1     5.7     94.0      (43.4)
Net income                  10.0%   10.4%   11.2%    25.0%      (2.3)%

Fiscal 2000 Compared with Fiscal 1999
Net revenue reached another all-time-high during fiscal 2000, rising 29.5 percent to $2.2 billion, compared with $1.7 billion during fiscal 1999. Excluding the effect of exchange rates due to the generally stronger U.S. dollar, net revenue increased 27.9 percent. In fiscal 2000, international operations generated net revenue of $1.3 billion or 60.9 percent of total Molex net revenue.

Net revenue in the Americas region rose 39.1 percent in U.S. dollars and 39.0 percent in local currencies in fiscal 2000. Excluding the former Cardell Corporation, which was acquired in June 1999, the Americas region fiscal 2000 net revenue growth was 24.3 percent in both U.S. dollars and in local currencies. A strong U.S. economy led to impressive growth across all business units. Outstanding growth in the fiber optic and telecom markets was driven by high demand levels from manufacturers of telecom, networking and computer equipment. Molex has invested heavily in fiber optics to be well positioned for the future. The consumer and automotive markets demonstrated continued healthy growth due to steady demand in traditional products and a strong year for the Big Three automotive manufacturers.

In the Far East North, net revenue increased 39.7 percent in U.S. dollars and
22.2 percent in local currencies during fiscal 2000. Molex capitalized on its miniaturization strengths with rapid new product introductions. High end telecommunications, mobile phones, personal computers and digital audio/visual equipment, including the game machine market, continued to play an important role, with increased emphasis on consumer electronics, industrial, automotive and office automation.

In the Far East South, net revenue grew 15.1 percent in U.S. dollars during fiscal 2000 and 13.3 percent in local currencies. New business in notebook computers and computer peripherals, consumer electronics and cellular phones contributed to regional growth. The Asean countries had a strong year, with contract manufacturers playing a dominant role as OEMs continue to outsource production and assembly. The Company essentially completed the transition of its Taiwan manufacturing operations to China. The overall economic strength of the region, as well as the stability of its currencies is in stark contrast with two years ago.

Europe's net revenue increased 24.9 percent in local currencies over the prior year, however only 11.4 percent in U.S. dollars due to the strong U.S. dollar. The region benefited from market share gains in mobile and cellular business. The impact from severe pricing pressures that affected automotive and consumer products last year lessened in fiscal 2000. The distribution channel was stronger in the year just concluded compared with the prior year.

During fiscal 2000, consolidated gross profit was 38.6 percent of net revenue-versus 40.5 percent during fiscal 1999-and 39.3 percent excluding Cardell. The change from last year reflected higher start-up costs incurred to meet stronger than expected demand in several new product areas, final costs associated with the transfer of manufacturing from Taiwan to China and an increase in inventory reserves due to GIS standardization.

Selling, general and administrative expenses as a percentage of net revenue decreased from 25.8 percent in fiscal 1999 to 24.3 percent during fiscal 2000, the result of expenses increasing at a lower rate than that of net revenue. Net revenue per employee climbed to $125,615 in fiscal 2000 from $120,918 in 1999. Employee headcount increased 20.0 percent compared with the 29.5 percent increase in net revenue.

Research and development expenditures were $128.8 million or 5.8 percent of sales, a 21.5 percent increase from the $105.9 million expended in fiscal 1999. These expenditures contributed to the release of 406 new product families and the granting of 533 new patents during fiscal 2000. During fiscal 2000, 31.1 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex continued its long-term commitment to reinvesting its profits in new product design and tooling to maintain and enhance the Company's competitive position.

Net interest income declined 16.5 percent during fiscal 2000 due to a lower level of short-term investments, as well as a slightly higher level of debt than in fiscal 1999.

The effective tax rate during fiscal 2000 was 31.1 percent. The comparable tax rate in fiscal 1999 was 31.8 percent, which excludes a positive adjustment due to the recognition of prior-year foreign tax credits in fiscal 1999. Including the positive adjustment, the effective tax rate during fiscal 1999 was 22.8 percent.

Net income increased 25.0 percent to $222.5 million during fiscal 2000. Excluding the effect of foreign exchange rates, which increased net income by $7.3 million, net income rose 20.8 percent. Earnings per share climbed to $1.12 during fiscal 2000 from $0.91 during fiscal 1999.

Fiscal 1999 Compared with Fiscal 1998
Net revenue reached another all-time-high during fiscal 1999, rising 5.5 percent to $1.71 billion, compared with $1.62 billion during fiscal 1998. Excluding the effect of exchange rates, net revenue increased 5.7 percent. In fiscal 1999, international operations generated net revenue in excess of $1.0 billion for the third year in a row and represented 65.8 percent of total Molex net revenue.

Customer net revenue in the Americas region increased 6.1 percent in U.S. dollars and 6.3 percent in local currencies in fiscal 1999. Slower economic growth in traditional products and intensified price erosion tempered the region's growth within the highly competitive commercial and computer desktop markets. The automotive sector had another strong year helped by the healthy U.S. automotive market and the focus on the Big Three auto manufacturers. Molex increased penetration into the automotive market and enhanced the potential to capture additional market share with the June 1999 acquisition of Cardell Corporation. Cardell is a Detroit-based manufacturer of stamped and overmolded connector products. Outstanding performance within the fiber optic and high speed cabling markets resulted in continued rapid growth.

In the Far East North, customer net revenue increased 12.0 percent in U.S. dollars and 9.1 percent in local currencies during fiscal 1999. Despite the nation's stagnant economic situation, and unlike other competitors in the market, Molex Japan increased its market share in mobile telephones, PCs, DVDs, LCDs and games and shipped NTT-related telecommunications products. Despite the continuing Korean economic crisis, Molex Korea maintained the number one position in the market, with growth mainly due to sales expansion in the automotive and telecommunications markets.

In the Far East South, customer net revenue increased 19.7 percent in local currencies during fiscal 1999 and 14.4 percent in U.S. dollars as several regional currencies weakened against the dollar. Despite poor economic conditions, Molex Singapore achieved record revenue, regaining lost share in the storage industry. Despite steep desktop market price erosion, Malaysia surpassed last year, and Molex Thailand has positioned itself as the preferred connector company in Thailand. Molex Taiwan increased share in the ODM-Taiwan notebook market and the motherboard PC market and entered the LCD monitor market. In the face of a difficult economy in Hong Kong, Molex Hong Kong and Molex Dongguan nevertheless exceeded last year. Capital expenditures, including investment in China, continued.

Europe's net revenue declined 3.2 percent in U.S. dollars and 4.8 percent in local currencies. A slowdown in business coupled with a reduction in planned volumes by some key customers impacted the mobile and cellular business, while sales of automotive and consumer products experienced minimal growth due to severe volume and pricing pressures.

The Company's consolidated gross profit declined to 39.3 percent of net revenue in fiscal 1999 from 41.3 percent during fiscal 1998. The decrease was partially due to a charge in fiscal 1999 of $20.4 million relating to the write-off of certain production tooling and related capacity adjustments. Excluding the charge, gross profit margin in fiscal 1999 would have been 40.5 percent.

Selling, general and administrative expenses as a percentage of net revenue increased from 25.1 percent in fiscal 1998 to 26.1 percent during fiscal 1999, including a charge of $6.0 million related to closing manufacturing operations in Taiwan, South Africa and Canada, and would have been 25.8 percent in 1999 excluding the charge. Net revenue per employee decreased to $120,918 in fiscal 1999 from $123,740 in 1998. Employee headcount, excluding Cardell, increased
7.9 percent compared with the 5.5 percent increase in net revenue.

Research and development expenditures increased to $105.9 million or 6.2 percent of sales, a 12.8 percent increase from the $93.9 million expended in fiscal 1998. These expenditures contributed to the release of 350 new product families and the granting of 476 new patents during fiscal 1999. During fiscal 1999, 31.1 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex continued its long-term commitment to reinvesting its profits in new product design and tooling to maintain and enhance the Company's competitive position.

Net interest income decreased 20.2 percent during fiscal 1999 due to a lower level of short-term investments than in fiscal 1998.

The effective tax rate declined from 33.7 percent in fiscal 1998 to 22.8 percent during fiscal 1999, due to the utilization of foreign tax credits, a tax holiday in several Far East jurisdictions and resolution of various tax issues.

Net income decreased 2.3 percent to $178.0 million during fiscal 1999 with a negligible effect from foreign exchange rates. Earnings per share were $0.91 for fiscal 1999 and $0.92 for fiscal 1998.

Future Accounting Changes
In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS
No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. It establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has determined that the impact this statement will have on its statement of financial position and the results of its operations is not material.

Outlook
Molex had an outstanding year in fiscal 2000, achieving double-digit growth in all regions and realizing increased market share across all industries. Management believes that the Company has strong overall momentum and anticipates another good year in fiscal 2001.

To further expand the Company's global presence, offer innovative products at an accelerated pace and improve internal productivity, Molex plans to invest approximately $375 million in capital expenditures and approximately $150 million in research and development for the fiscal year ending June 30, 2001. The Company continues to emphasize expansion in rapidly growing markets such as telecommunications, networking, automotive and systems sales, while working to further strengthen its significant position as a leader in the computer and consumer markets. Molex remains committed to providing high quality products and a full range of services to customers wherever they may be located in the world. During fiscal 2001, the Company plans to both expand existing plants and open new facilities in the United States and China. Further expansion is planned for existing operations in Japan and Mexico.

Worldwide, the connector industry is expected to experience growth of 5 percent to 10 percent. The Company expects to have dollar denominated growth rates in the range of 15 percent to 20 percent while generating a minimum 10 percent net return on sales.

The Company is subject to environmental laws and regulations in the countries where it operates. Molex has designed an environmental program to reduce the generation of potentially hazardous materials during its manufacturing process and believes it continues to meet or exceed local government regulations.

Quantitative and Qualitative Disclosures About Market Risk
The Company is subject to market risk associated with changes in foreign currency exchange rates, interest rates and certain commodity prices. The Company mitigates its foreign currency exchange rate risk principally through the establishment of local production facilities in the markets it serves and invoicing of customers in the same currency as the source of the products. Molex also monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system, the establishing of contra-currency accounts in several international subsidiaries, development of natural hedges and occasional use of foreign exchange contracts to protect or preserve the value of intercompany cash flows. No foreign exchange contracts were in use at June 30, 2000.

The Company has implemented a formalized treasury risk management policy that describes the procedures and controls over derivative financial and commodity instruments. Under the policy, the Company does not use derivative financial or commodity instruments for trading purposes, and the use of such instruments is subject to strict approval levels by senior officers. Typically, the use of such derivative instruments is limited to hedging activities related to specific foreign currency cash flows or inventory purchases. The Company's exposure related to such transactions is, in the aggregate, not material to Molex's financial position, results of operations and cash flows.

Interest rate exposure is principally limited to the $77.0 million of marketable securities owned by the Company. Such securities are debt instruments that generate interest income for the Company on temporary excess cash balances. The Company does not actively manage the risk of interest rate fluctuations, however, such risk is mitigated by the relatively short-term nature of these investments-less than 12 months.

Management's Statement of Responsibility
The management of the Company is responsible for the information contained in the consolidated financial statements and in the other parts of this report.
The accompanying consolidated financial statements of Molex Incorporated and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these statements, management has made judgments based upon available information.
To ensure that this information will be as complete, accurate and factual as possible, management has communicated to all appropriate employees requirements for accurate record keeping and accounting.

The Company's internal control is designed to provide reasonable assurance for the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records. Management believes that through the careful selection of employees, the division of responsibilities and the application of formal policies and procedures, the Company has an effective and responsive internal control structure that is intended, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized.

The Company's independent auditors, Deloitte & Touche LLP, are responsible for conducting an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Molex Incorporated and its subsidiaries in conformity with accounting principles generally accepted in the United States of America.


Independent Auditors' Report

To the Shareholders and Board of Directors,
Molex Incorporated
Lisle, Illinois

We have audited the accompanying consolidated balance sheets of Molex Incorporated and its subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Molex Incorporated and its subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/S/Deloitte & Touche  LLP
Chicago, Illinois
July 24, 2000

Consolidated Balance Sheets (in thousands, except per share data)
Assets                                             June 30,
                                             2000            1999
Current assets:
Cash and cash equivalents               $  164,288       $  182,992
Marketable securities                       76,955           83,874
Accounts receivable:
  Trade, less allowance of $23,712
  in 2000 and $19,215 in 1999 for
  doubtful accounts                        509,920          387,525
  Employee                                   4,935            3,595
Inventories (Note 2)                       236,209          188,861
Deferred income taxes (Note 5)              24,664           19,137
Prepaid expenses                             6,038           15,354
Total current assets                     1,023,009          881,338

Property, plant and equipment
  at cost (Note 2):
  Land and improvements                     67,072           53,972
  Buildings and leasehold improvements     411,161          355,980
  Machinery and equipment                1,051,732          877,011
  Molds and dies                           449,673          372,272
  Construction-in-progress                 123,995           89,573
                                         2,103,633        1,748,808
  Less accumulated depreciation
    and amortization                     1,122,858          939,206
  Net property, plant and equipment        980,775          809,602

Goodwill, less accumulated
 amortization of $30,519 in 2000
 and $22,547 in 1999 (Notes 2 and 10)      165,307          137,378
Other assets                                78,015           73,694
                                        $2,247,106       $1,902,012

The accompanying notes are an integral part of these consolidated financial statements.

Liabilities and Shareholders' Equity                June 30,
                                             2000             1999
Current liabilities:
Short-term loans (Note 4)               $    2,115       $   4,464
Current portion of long-term
 debt (Note 4)                               1,426             499
Accounts payable                           277,303         156,556
Accrued expenses:
  Salaries, commissions and bonuses         86,336          68,084
  Other                                     41,821          62,885
Income taxes (Note 5)                       61,548          47,553
Dividends payable                            4,900           2,400
Total current liabilities                  475,449         342,441

Deferred items:
Investment grants                            1,700           2,460
Income taxes (Note 5)                        4,734           4,508
Total deferred items                         6,434           6,968
Accrued postretirement benefits (Note 6)    36,099          30,706
Long-term debt (Note 4)                     21,593          20,148
Minority interest in subsidiaries            1,727           1,212

Commitments and contingencies (Note 7)           -               -

Shareholders' equity (Notes 3 and 8):
Common Stock, $.05 par value; 200,000
  shares authorized; 108,363 shares
  issued at 2000 and 107,666 shares
  issued at 1999                             5,418           4,306
Class A Common Stock, $.05 par value;
  200,000 shares authorized; 102,629
  shares issued at 2000 and 102,591
  shares issued at 1999                      5,132           4,104
Class B Common Stock, $.05 par value;
  146 shares authorized; 94 shares
  issued at 2000 and 1999                        5                5
Paid-in capital                            259,806          233,806
Retained earnings                        1,696,162        1,491,337
Treasury stock (Common Stock, 9,945
  shares at 2000 and 9,743 shares
  at 1999; Class A Common Stock,
  5,486 shares at 2000 and 4,306
  shares at 1999), at cost                (241,893)        (193,317)
Deferred unearned compensation (Note 8)    (25,788)         (21,996)
Accumulated other comprehensive income:
  Cumulative translation and
    other adjustments                        6,962          (17,708)
Total shareholders' equity               1,705,804        1,500,537
                                        $2,247,106       $1,902,012

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income
(in thousands, except per share data)
                                           For the year ended June 30,
                                        2000         1999         1998
Net revenue                          $2,217,096   $1,711,649   $1,622,975
Cost of sales                         1,362,207    1,038,311      952,266
Gross profit                            854,889      673,338      670,709
Selling, general and
  administrative expenses:
  Selling                               162,373      134,526      127,643
  General and administrative            376,530      312,454      279,444
Total selling, general and
  administrative expenses               538,903      446,980      407,087
Income from operations                  315,986      226,358      263,622
Other income (expense):
  Interest, net                           7,417        8,883       11,134
  Other                                     291       (5,027)          67
Total other income                        7,708        3,856       11,201
Income before income taxes
  and minority interest                 323,694      230,214      274,823
Income taxes (Note 5)                   100,810       52,363       92,490
Income before minority interest         222,884      177,851      182,333
Minority interest                           430          178          (90)
Net income                           $  222,454   $  178,029    $ 182,243

Earnings per common share
 (Based upon weighted average
 common shares outstanding)
 (Notes 2 and 3):
   Basic                             $     1.13   $     0.92    $    0.93
   Diluted                           $     1.12   $     0.91    $    0.92

Dividends per common share (Note 3) $ 0.09 $ 0.05 $ 0.05 Weighted average common shares outstanding (Notes 2 and 3):
    Basic                               196,060      194,340      195,750
    Diluted                             198,208      195,631      197,971

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity
(in thousands)

                                                                                                        Accumulated
                                                                                         Deferred         Other            Total
                                -----Common Stock-----    Paid-In  Retained    Treasury  Unearned      Comprehensive  Shareholders'
                                Common  Class A Class B   Capital  Earnings      Stock   Compensation     Income            Equity
Balance, June 30, 1997        $ 3,303   $ 3,283   $ 5   $ 131,265 $1,149,720  $ (94,494) $ (16,499)      $ 59,329       $1,235,912
Comprehensive income:
  Net income                                                         182,243                                               182,243
  Translation adjustments                                                                                (112,486)        (112,486)
  Unrealized investment loss                                                                                 (400)            (400)
Total comprehensive income                                                                                                  69,357

Cash dividends declared                                              (9,188)                                                (9,188)
Stock dividend                    829       821            (1,650)                                                               -
Stock options -granted                                     11,040                          (11,040)                              -
              -exercised           29                       5,927                  (792)                                     5,164
              -cancelled                                     (834)                  834                                          -
Issuance of stock                   2                                                                                            2
Stock bonus                                                   962                                                              962
Treasury stock -purchases                                                       (49,255)                                   (49,255)
               -reissuances                                 1,072                   827                                      1,899
Deferred unearned
  compensation amortization                                                                  6,717                           6,717

Balance, June 30, 1998          4,163     4,104     5     147,782  1,322,775   (143,714)   (19,988)       (53,557)       1,261,570
Comprehensive income:
  Net income                                                         178,029                                               178,029
  Translation adjustments                                                                                  36,906           36,906
  Unrealized investment loss                                                                               (1,057)          (1,057)
Total comprehensive income                                                                                                 213,878
Cash dividends declared                                               (9,467)                                               (9,467)
Stock options   -granted                                    9,179                           (9,179)                              -
                -exercised         28                       5,672                (1,052)                                     4,648
                -cancelled                                   (185)                                                            (185)
Purchase of business              113                      69,310                                                           69,423
Stock bonus                         2                       1,067                                                            1,069
Treasury stock -purchases                                                       (49,430)                                   (49,430)
               -reissuances                                   981                   879                                      1,860
Deferred unearned
  compensation amortization                                                                  7,171                           7,171

Balance, July 1, 1999           4,306     4,104     5     233,806  1,491,337   (193,317)   (21,996)       (17,708)       1,500,537
Comprehensive income:
  Net income                                                         222,454                                               222,454
  Translation adjustments                                                                                  26,131           26,131
  Unrealized investment loss                                                                               (1,461)          (1,461)
Total comprehensive income                                                                                                 247,124
Cash dividends declared                                              (17,629)                                              (17,629)
Stock dividend                  1,086     1,026            (2,112)                                                               -
Stock options -granted                                     12,571                          (12,571)                              -
              -exercised           22         2             5,431                  (584)                                     4,871
              -cancelled                                   (1,071)                           1,059                             (12)
Stock bonus                         1                         828                                                              829
Treasury stock -purchases                                                       (49,607)                                   (49,607)
               -reissuances                                 1,405                 1,315                                      2,720
Deferred unearned
  compensation amortization                                                                  7,720                           7,720
Stock option tax benefit
  and other                         3                       8,948                   300                                      9,251
Balance, June 30, 2000        $ 5,418   $ 5,132   $ 5   $ 259,806 $1,696,162  $(241,893) $ (25,788)      $  6,962       $1,705,804

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(in thousands)
                                            For the year ended June 30,
                                            2000        1999        1998
Cash and cash equivalents,
  beginning of period                 $   182,992 $   205,262 $   199,767
Cash and cash equivalents were
  provided from (used for):
Operations:
Net income                                222,454     178,029     182,243
Add (deduct) non-cash items
  included in net income:
Depreciation and amortization             196,352     168,856     148,920
Deferred income taxes                     (17,942)      1,875      13,470
Loss on sale of property,
  plant and equipment                         325      16,383         696
Minority interest                             430        (178)         90
Amortization of deferred
  unearned compensation                     7,720       7,171       6,717
Amortization of deferred
  investment grants                          (599)       (601)       (608)
Other debits(credits) to earnings, net     (1,290)        209      (1,232)

Current items:
Accounts receivable                      (111,734)    (35,661)    (31,146)
Inventories                               (43,066)      7,299     (31,926)
Prepaid expenses                            1,585         859     (13,810)
Accounts payable                          111,389      (7,720)     16,780
Accrued expenses                           (7,287)      4,987      14,843
Income taxes                                9,590     (26,990)       (382)
Net cash provided from operations         367,927     314,518     304,655

Investments:
Purchases of property, plant
  and equipment                          (337,316)   (228,722)   (227,188)
Proceeds from sale of property,
  plant and equipment                      15,590       4,793       7,207
Purchases of businesses,
  net of cash acquired                    (38,877)    (34,935)     (1,171)
Proceeds from sale of marketable
  securities                            4,557,854   5,096,583   1,996,229
Purchases of marketable securities     (4,550,935) (5,063,306) (2,005,512)
(Increase)/decrease in other assets        15,527     (22,080)     (4,170)
Net cash used for investments            (338,157)   (247,667)   (234,605)

Financing:
Increase in investment grants                   -         243         511
Increase(decrease) in short-term loans     (2,349)      4,464           -
Decrease in long-term debt                 (2,955)    (41,283)     (3,000)
Increase in long-term debt                  4,400       6,490       1,216
Cash dividends paid                       (15,087)     (9,333)     (8,622)
Exercise of stock options                   4,871       4,648       5,164
Purchase of treasury stock                (49,607)    (49,430)    (49,255)
Reissuance of treasury stock                2,720       1,860       1,899
Net cash used for financing               (58,007)    (82,341)    (52,087)
Effect of exchange rate changes on cash     9,533      (6,780)    (12,468)
Net increase (decrease) in cash
  and cash equivalents                    (18,704)    (22,270)      5,495
Cash and cash equivalents,
  end of period                       $   164,288 $   182,992 $   205,262


Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest                              $     1,740 $       875  $      604
Income taxes                          $    78,099 $    64,768  $   80,983

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

(B) Use of Estimates in Financial Statement Preparation The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

(F) Inventories Inventories are valued at the lower of first-in, first-out cost or market. Inventories at June 30 consisted of the following:
                                         2000            1999
Raw materials                  $       44,595  $       46,767
Work in progress                       82,341          58,893
Finished goods                        109,273          83,201
                               $      236,209  $      188,861

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

(H) Research and Development and Patent Costs Costs incurred in connection with the development of new products and applications are charged to operations as incurred. Total research and development costs equaled $128,839 in 2000; $105,940 in 1999; and $93,945 in 1998.
   Included in these totals are patent costs of $6,619; $5,192; and $5,379 for the years ended June 30, 2000, 1999 and 1998, respectively.

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

(L) Earnings Per Share (EPS) Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive securities outstanding during the period. The basic weighted-average shares outstanding reconciles to diluted weighted-average shares outstanding as follows:
                                            2000      1999      1998
       Basic                             196,060   194,340   195,750
       Effect of dilutive stock options    2,148     1,291     2,221
       Diluted                           198,208   195,631   197,971

(M) New Accounting Pronouncements
During the first quarter of fiscal 2000, the Company adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which provides guidance on accounting for the costs of computer software developed or obtained for internal use. During fiscal 2000, $2.0 million of software costs was capitalized.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. It establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has determined that the impact this statement will have on its statement of financial position and the results of its operations is not material.

(N) Reclassifications
Certain reclassifications have been made to the prior years' financial statements to conform to the 2000 classifications.

(3) Capital Stock
The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50 percent of the authorized number of shares of Class B Common Stock continues to be outstanding, all matters, other than the election of directors, submitted to a vote of the shareholders must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock, voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action, other than the election of directors, that requires shareholder approval. There are 25 million shares of preferred stock authorized, none of which were issued or outstanding during the three years ended June 30, 2000.

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

In January 2000 and November 1997, the Board of Directors declared 25 percent stock dividends. One quarter share of Molex Common Stock was distributed for each share of Common Stock and Class B Common Stock outstanding. In addition, one quarter share of Class A Common Stock was distributed for each share of Class A Common Stock outstanding. All stock and stock option amounts, as well as earnings, dividends and market prices per common share, have been retroactively restated for the stock dividends.

(4) Debt
The details relative to long-term debt are as follows:
                                             2000            1999
            Mortgages               $       8,278   $       8,736
            Bank loans                      4,890           6,292
            Industrial development bonds    8,750           4,350
            Other                           1,101           1,269
                                           23,019          20,647
            Less current portion            1,426             499
            Total long-term debt     $     21,593   $      20,148

Mortgages consist of two loans acquired as part of the purchase of Cardell (see Note 10). Both loans are secured by certain buildings, carry an interest rate of 7.79 percent and require periodic principal payments through 2012.

The Company has two bank loans with interest rates of 4.5 percent and 4.75 percent, respectively, payable in periodic installments through March 2007.

Industrial development bonds, secured by certain land, buildings and equipment, have interest rates ranging from two percent to five percent, with periodic principal payments through August 2029.

The long-term debt as of June 30, 2000 matures as follows: $1,360 in 2002; $1,403 in 2003; $1,452 in 2004; $1,503 in 2005; and $15,875 thereafter.

At June 30, 2000, the Company had available lines of credit of $36.0 million.

Short-term loans bear interest rates ranging from 3.8 percent to 5.4 percent and mature within a 12-month period.

(5) Income Taxes
The provision for income taxes is determined under the liability method pursuant to SFAS No. 109. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.
Income before income taxes and minority interest is summarized as follows:
                                   2000           1999            1998
     United States           $  117,517    $    54,820     $    89,945
     International              206,177        175,394         184,878
                             $  323,694    $   230,214     $   274,823

Income tax provisions are as follows:
                                   2000           1999            1998
     Currently payable:
       U.S. federal          $   22,237    $   (20,399)    $     7,380
       State                      2,691          1,755           5,839
       International             93,824         69,132          65,801
                                118,752         50,488          79,020
     Deferred:
       United States             (5,717)           856           7,806
       International            (12,225)         1,019           5,664
                                (17,942)         1,875          13,470
     Total provision for
       income taxes          $  100,810    $    52,363     $    92,490

The Company's tax rate differs from the U.S. federal income tax rate as follows:
                                   2000           1999            1998
     U.S. federal income
       tax rate                   35.0%          35.0%           35.0%
     Permanent tax exemptions     (2.6)          (6.0)           (4.7)
     Foreign tax credit              -          (14.5)              -
     State income taxes, net
       of federal tax benefit      0.8            0.8             1.4
     Foreign tax rates in
       excess of U.S. federal
       rate (net)                 (1.0)           7.5             2.0
     Other                        (1.1)             -               -
                                  31.1%          22.8%           33.7%
Net deferred income taxes arise from temporary differences as follows:
                                                 2000            1999
     International/local taxes              $   2,038      $    2,060
     Employee benefit programs                 26,617          12,196
     Depreciation and amortization            (15,211)        (13,361)
     Allowance for doubtful accounts            5,441           3,674
     Inventory reserves                        15,287           4,186
     Inventory-other                            4,387           3,956
     Investments                               (1,917)            368
     Patent costs                               3,298               -
     Foreign tax credit carryforwards           4,610           5,396
     Other deferred items                       7,017           5,973
                                             $ 51,567      $   24,448

The net deferred tax accounts reported on the balance sheet as of June 30 are as follows:
                                                 2000            1999
     Net deferred:
       Current asset                         $ 24,664      $   19,137
       Non-current asset                       31,639          10,697
       Current liability                           (2)           (878)
       Non-current liability                   (4,734)         (4,508)
                                             $ 51,567      $   24,448

U.S. income taxes are generally not provided on the accumulated undistributed earnings of certain international subsidiaries as it is intended that these earnings will be permanently reinvested. Should these earnings be distributed, no additional U.S. income tax expense will be incurred due to the availability of foreign tax credits.

(6) Pension and Other Postretirement Benefits Effective for fiscal 1999, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The provisions of SFAS No. 132 revise employers' disclosures about pensions and other postretirement benefit plans, but do not change the measurement or recognition of these plans.

Pension
The Company sponsors and/or contributes to pension plans, including defined benefit plans, covering substantially all U.S. hourly employees and certain employees in international subsidiaries. The benefits are primarily based on years of service and the employees' compensation for certain periods during their last years of employment.

The Company and certain of its subsidiaries also provide discretionary savings and other defined contribution plans covering substantially all of their salaried employees. Employer contributions to such plans of $14,141; $10,903; and $10,348 were charged to operations during 2000, 1999 and 1998, respectively.

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

Net periodic pension and postretirement benefit costs for the Company's plans consist of the following for the year ended June 30:

                                                   Interest Costs                Recognized  Amortization of                   Net
                                                     on Projected      Expected       Prior     Unrecognized  Recognized  Periodic
                                          Service         Benefit     Return on     Service       Transition     (Gains)   Pension
                                            Costs      Obligation   Plan Assets        Cost       Obligation      Losses   Expense
2000: Pension
         U.S. Plans                    $  1,383       $   1,216     $  (1,526)   $   231           $   66      $     -  $  1,370
         International Plans              3,677           1,861        (1,304)         -               90         (915)    3,409
       Postretirement
         Other Plans                        587             607             -       (292)               -          (21)      881
1999: Pension
        U.S. Plans                        1,233           1,070        (1,331)       231              110            -     1,313
        International Plans               2,871           1,532        (1,227)         -                3       (1,248)    1,931
      Postretirement
        Other Plans                         635             651             -       (313)               -            -       973

1998: Pension
        U.S. Plans                          944             734          (639)       231              110            -     1,380
        International Plans               2,445           1,511          (868)         -             (201)           -     2,887
      Postretirement
        Other Plans                         630             632             -       (280)               -            3       985

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.

                                                    2000                               1999
                                            Pension      Postretirement         Pension       Postretirement
                                        U.S.      Int'l           Other      U.S.      Int'l           Other
                                        Plans     Plans           Plans      Plans     Plans           Plans
Change in benefit obligation
  Benefit obligation at
    beginning of year                $ 16,971  $ 38,999       $   8,763   $ 15,456   $ 32,676       $   9,439
  Service cost                          1,383     3,677             587      1,233      2,871             635
  Interest cost                         1,215     1,861             607      1,070      1,532             651
  Participants contributions                -       212               -          -        191               -
  Benefits paid                          (415)   (2,071)           (111)      (329)    (1,576)           (155)
  Liability (gains) losses             (2,899)    7,016           1,878       (459)     1,413          (1,807)
  Changes in foreign currency               -     2,272               -          -      1,892               -
  Benefit obligation at
    end of year                      $ 16,255  $ 51,966       $  11,724   $ 16,971   $ 38,999       $   8,763

Change in plan assets
  Fair value of plan assets
    at beginning of year             $ 17,157  $ 19,942       $       -   $ 14,408   $ 19,186       $       -
  Actual return on plan assets          1,948     2,060               -       1,984     1,357               -
  Employer contributions                    -       299             255       1,094       286             302
  Participants contributions                -       212               -           -       191               -
  Benefits paid                          (415)   (1,573)           (255)       (329)      (27)           (302)
  Asset gains (losses)                      -         -               -           -         -               -
  Changes in foreign currency               -       379               -           -    (1,051)              -
  Fair value of plan assets
    at end of year                   $ 18,690  $ 21,319       $       -   $  17,157  $ 19,942       $       -

Funded status                        $  2,435  $(30,647)      $ (11,724)  $     186  $(19,057)      $  (8,763)
Unrecognized net transition liability       -     1,407                           -        66           1,456
Unrecognized net actuarial(gain) loss  (4,159)    6,229             793        (837)   (1,234)         (1,106)
Unrecognized prior service cost         1,277         -          (1,710)      1,508         -          (2,002)
Accrued pension asset (liability)
 included in the consolidated
 balance sheet                       $   (447) $(23,011)      $ (12,641)  $     923  $(18,835)      $ (11,871)

The weighted average assumptions used in computing the previous information are presented below:

                                                        2000                             1999
                                                                    Post-                            Post-
                                               Pension         retirement        Pension         retirement
                                             U.S.    Int'l          Other      U.S.    Int'l         Other
                                            Plans    Plans          Plans     Plans    Plans         Plans
Discount rates                               8.0%     4.0%           8.0%     7.25%     4.6%          7.25%
Rates of increase in compensation            4.5%     3.6%            -       4.5%      3.3%           -
Expected long-term rates of return
  on plan assets                             9.0%     7.2%            -       9.0%      6.8%           -

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 6.4 percent in 2000, declining annually to an ultimate rate of 5.0 percent by 2016. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                1 Percentage    1 Percentage
                                                Point Increase  Point Decrease
 Effect on total of service and
   interest cost components                       $     267     $    (176)
 Effect on postretirement
   benefit obligation                             $   2,102     $  (1,676)

(7) Commitments
The Company and its subsidiaries rent certain facilities and equipment under lease arrangements classified as operating leases. Some of the leases have renewal options.

Future minimum rental payments under noncancellable operating leases with initial or remaining terms of one year or more as of June 30, 2000 are $12,622 in 2001; $8,318 in 2002; $3,751 in 2003; $1,220 in 2004; $7,963 in 2005 and
thereafter, totaling $33,874.

Rental expense was $15,053 in 2000; $9,999 in 1999; and $9,656 in 1998.

(8) Stock Option Plans
The Company has three stock option plans currently in effect, two of which may issue future grants: the 1990 Stock Option Plan (the "1990 Plan"), the 1991 Stock Option Plan (the "1991 Plan") and the 1998 Stock Option Plan (the "1998 Plan").

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

Stock option transactions relating to the 1990 Plan are summarized as follows:
                                                           Wtd. Avg. Price
                                               Shares            Per Share
   Outstanding at 6/30/97                       3,124            $   7.42
     Granted                                      918               12.27
     Exercised                                    604                6.09
     Canceled                                     114                9.95
   Outstanding at 6/30/98                       3,324            $   8.94
     Granted                                       29               10.37
     Exercised                                    613                7.47
     Canceled                                      47               10.14
   Outstanding at 6/30/99                       2,693            $   9.28
     Granted                                        -                   -
     Exercised                                    481                8.55
     Canceled                                      63               10.84
   Outstanding at 6/30/00                       2,149            $   9.40

   Options exercisable at 6/30/99                 494            $   8.57
   Options exercisable at 6/30/00                 369            $   9.87

1991 Plan: The most significant terms of this plan provide that (1) options may be granted for 3.1 million shares of Common Stock and (2) the option price shall be the fair market value of the stock on the date of the grant. The option term is five to 11 years from the date of the grant.

Stock option transactions relating to the 1991 Plan are summarized as follows:
                                                           Wtd. Avg. Price
                                               Shares            Per Share
   Outstanding at 6/30/97                       1,349            $  14.30
     Granted                                      195               24.30
     Exercised                                    205                9.82
     Canceled                                       3                7.87
   Outstanding at 6/30/98                       1,336            $  16.46
     Granted                                      627               20.91
     Exercised                                    119               13.12
     Canceled                                       3                9.35
   Outstanding at 6/30/99                       1,841            $  18.20
     Granted                                      400               27.40
     Exercised                                     82               16.84
     Canceled                                       3               14.25
   Outstanding at 6/30/00                       2,156            $  19.96

   Options exercisable at 6/30/99                 169            $  17.88
   Options exercisable at 6/30/00                 181            $  19.67

1998 Plan: The most significant terms of this plan provide that (1) options may be granted for 10 million shares of Class A Common Stock and (2) the option price shall be not less than 10 percent nor more than 100 percent of the fair market value of the Class A stock of the Company on the date of grant. The option term is five to nine years from the date of grant.

Stock option transactions relating to the 1998 Plan are summarized as follows:
                                                           Wtd. Avg. Price
                                                Shares           Per Share
   Outstanding at 6/30/98                           -            $      -
     Granted                                      964                9.43
     Exercised                                      -                   -
     Canceled                                      10                9.43
   Outstanding at 6/30/99                         954            $   9.43
     Granted                                      925               13.71
     Exercised                                     51                9.67
     Canceled                                      90               11.11
   Outstanding at 6/30/00                       1,738            $  11.64

   Options exercisable at 6/30/00                  68            $   9.69

The option price per share for certain options in the 1990 and 1998 plans was less than the fair market value at the date of grant, thus creating deferred unearned compensation. Deferred unearned compensation is charged to operations over the term of the option. In fiscal 2000, $7,720 was charged to operations ($7,171 in 1999 and $6,717 in 1998).

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for its stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has adopted the disclosure provisions required by SFAS No. 123. Had the Company elected to apply the provisions of SFAS No. 123 regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted, the effects on reported net income and earnings per common share would have been as follows:
                                     2000         1999          1998
  Net income,  as reported     $  222,454   $  178,029    $  182,243
  Pro forma net income            220,341      177,880       181,349
  Earnings per share:
     Basic                           1.13         0.92          0.93
     Diluted                         1.12         0.91          0.92
  Pro forma earnings per share:
     Basic                           1.12         0.91          0.93
     Diluted                         1.11         0.91          0.92

For purposes of computing pro forma net income and earnings per common share, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:
                                     2000         1999          1998
  Dividend yield                     0.2%         0.2%          0.2%
  Expected volatility              41.31%       29.84%        25.22%
  Risk-free interest rate           6.00%        6.00%         6.00%
  Expected life of option (years)    4.20         4.86          4.25

The following table summarizes information about options outstanding at June 30, 2000:

                                               Wtd. Avg.
                  Range of      Number         Remaining       Wtd. Avg.       Number       Wtd. Avg.
           Exercise Prices Outstanding  Contractual Life  Exercise Price  Exercisable  Exercise Price
  Common
          $ 6.63 - $ 9.22        1,071               2.4          $ 7.41          261         $ 8.75
            9.69 -  11.80        1,130               5.4           10.78           10          10.52
           11.84 -  18.94          876               4.7           16.20          199          14.67
           19.71 -  27.30        1,170               7.5           23.30           67          22.73
           27.95 -  30.89           57               3.4           28.84           13          28.86
  Class A
          $ 9.20 - $ 9.20          459               7.7          $ 9.20            -         $    -
            9.40 -   9.40            1               3.8            9.40            1           9.40
            9.60 -   9.60          385               3.3            9.60           63           9.60
            9.63 -  11.90           25               3.9           10.82            4          10.90
           12.00 -  12.88          868               4.8           13.87            -          12.05
                                 6,042                                            618


(9) Segment and Related Information
The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" for fiscal 1999, which requires the Company to report information about its operating segments based on how management views its business. The Company and its subsidiaries operate in one product segment: the manufacture and sale of electrical components. Management operates the business by geographic segments. The Americas region consists primarily of operations in North America. The Far East North region is substantially Japan, but also includes Korea, while the Far East South region includes China, Singapore and the remaining countries in Asia. European operations are primarily located in western Europe. Information by geographic area is summarized in the following table:

                                 United   Americas    Far East   Far East              Corporate
                                 States  (Non-U.S.)      North      South     Europe   and Other   Eliminations        Total
2000
Customer revenue              $ 867,765    $ 72,836  $ 521,165  $ 394,067  $ 361,166   $      97   $         -   $ 2,217,096
Intercompany revenue             98,371      14,063    196,259     48,373     50,168           -      (407,234)            -
Total revenue                   966,136      86,899    717,424    442,440    411,334          97      (407,234)    2,217,096
Depreciation and amortization    67,731       2,898     66,826     21,058     29,112       8,727             -       196,352
Tax expense                      46,026        (952)    46,550     11,530      5,733      (8,077)            -       100,810
Net income                       90,104      (1,496)    81,819     45,884     29,157     (23,014)            -       222,454
Identifiable assets             975,217      47,571    616,027    329,064    402,900     135,275      (258,948)    2,247,106
Capital expenditures             99,373       2,676    130,185     42,541     51,199      11,342             -       337,316

1999
Customer revenue              $ 585,120    $ 88,683  $ 364,606  $ 341,526  $ 331,711   $       3   $         -   $ 1,711,649
Intercompany revenue             86,971       6,758    149,105     38,817     40,908           -      (322,559)            -
Total revenue                   672,091      95,441    513,711    380,343    372,619           3      (322,559)    1,711,649
Depreciation and amortization    59,801       3,158     50,753     27,744     27,883        (483)            -       168,856
Tax expense                      31,337       2,011     46,390      7,920      3,317     (38,612)            -        52,363
Net income                       59,530       1,573     57,793     33,547     24,141       1,445             -       178,029
Identifiable assets             895,634      51,112    459,700    272,203    397,917     121,819      (296,373)    1,902,012
Capital expenditures             92,016       5,950     62,581     17,604     50,081         490             -       228,722

1998
Customer revenue              $ 557,272    $ 93,274  $ 327,741  $ 290,908  $ 353,575   $     205   $         -   $ 1,622,975
Intercompany revenue             69,661       5,351    131,822     37,021     32,796           -      (276,651)            -
Total revenue                   626,933      98,625    459,563    327,929    386,371         205      (276,651)    1,622,975
Depreciation and amortization    48,534       2,452     43,664     21,190     22,686      10,394             -       148,920
Tax expense                      33,499       2,627     43,038      8,096      8,587      (3,357)            -        92,490
Net income                       61,516       4,022     42,907     32,844     43,344      (2,528)          138       182,243
Identifiable assets             650,858      52,188    374,926    229,495    393,699     171,623      (233,155)    1,639,634
Capital expenditures             82,553       7,796     62,370     30,894     43,382         193             -       227,188

Intercompany net revenue is generally recorded at cost plus the normal mark-up charged to unaffiliated customers.

Identifiable assets are those assets of the Company that are identified with operations in each country. During 2000, 1999 and 1998, no customer accounted for more than 10% of consolidated net revenue.

(10) Acquisitions
On March 20, 2000, the Company acquired all of the assets and assumed certain liabilities of the Beau Interconnect Division of Axsys Technologies for $32.5 million in cash. Beau is a manufacturer of electronic interconnect devices.

On March 1, 2000, Molex acquired the remaining 30 percent of the common stock of Silent Systems, Inc. for $6.3 million in cash.

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

These acquisitions were accounted for by the purchase method of accounting. The results of operations of the acquired businesses are included in the consolidated financial statements from their dates of acquisition. These acquisitions are not material to the results of operations of the Company, therefore proforma financial data is not presented. The purchase price for the acquisitions was preliminarily allocated to the assets acquired based on their estimated fair values as follows:

(In thousands)                           2000          1999
Current assets                       $   5,858     $  21,694
Property, plant and equipment            5,959        52,160
Intangibles and other assets            28,981       107,258
Liabilities assumed                     (1,921)      (35,637)
Net assets acquired                     38,877       145,475
Value of stock issued                        -       (69,423)
Long-term debt repaid at acquisition         -       (41,117)
Cash paid for acquisitions           $  38,877     $  34,935

Fiscal 2000, 1999 and 1998 by Quarter
(in thousands, except per share data-unaudited)
                            Quarter        2000        1999        1998
Net revenue                   1st     $ 491,870   $ 409,892   $ 410,194
                              2nd       543,009     429,718     405,497
                              3rd       567,569     426,178     409,228
                              4th       614,648     445,861     398,056

Gross profit                  1st       193,423     165,577     170,333
                              2nd       209,455     176,597     168,508
                              3rd       221,137     173,674     168,523
                              4th       230,874     157,490     163,345

Income before income taxes
  and minority interest       1st        65,305      58,831      69,254
                              2nd        77,504      64,570      69,632
                              3rd        84,019      63,971      69,106
                              4th        96,866      42,842      66,831

Income taxes                  1st        19,808      19,590      24,798
                              2nd        23,386      20,699      24,081
                              3rd        26,224      19,181      22,688
                              4th        31,392      (7,107)     20,923

Net income                    1st        45,497      39,173      44,456
                              2nd        54,118      43,873      45,551
                              3rd        57,795      44,960      46,418
                              4th        65,044      50,023      45,818

Earnings per common share(1)
Basic                         1st          0.23        0.20        0.22
                              2nd          0.28        0.22        0.23
                              3rd          0.29        0.23        0.24
                              4th          0.33        0.26        0.23

Diluted                       1st          0.23        0.20        0.22
                              2nd          0.27        0.22        0.23
                              3rd          0.29        0.23        0.23
                              4th          0.33        0.26        0.23


                                    LOW     HIGH        LOW       HIGH      LOW      HIGH
National Market System
Price of Stock:
Common Stock(1)         1st     24 13/32  30  1/2   18 29/32   24 51/64  23 13/32  28 31/32
                        2nd     25 27/32  45 19/32  19 21/32   31 13/64  20 19/32  30 23/32
                        3rd     37 19/64  63  3/4   20 13/32   30 13/32  19 27/32  25 45/64
                        4th     42  1/2   58  7/8   21 61/64   29 45/64  18 13/32  24 13/32

Class A Common Stock(1) 1st     26  7/8   33  7/8   17 51/64   22 16/32  22        26 41/64
                        2nd     29  1/16  46  5/8   17 13/32   27 29/32  18 13/32  28 13/32
                        3rd     35  1/8   47  1/4   18         25 19/32  19        24 19/64
                        4th     31  3/4   43  3/4   18 13/64   25 13/64  17 13/32  23 13/32

(1) Restated for the following 25% stock dividends: January 2000 and November 1997.

During the fourth quarter of fiscal 1999, gross profit was impacted by a charge of $20.4 million relating to the write-off of certain production tooling and related capacity adjustments. Selling, general and administrative expenses included a charge of $6.0 million related to the costs to close manufacturing operations in Taiwan, South Africa and Canada. These combined charges reduced net income by $20.7 million (net of tax benefit of $5.7 million). The fourth quarter also included a $20.7 million favorable tax adjustment due to the utilization of foreign tax credits, a tax holiday in several Far East jurisdictions and resolution of various tax issues.