Form 10-K405, Exhibit 13
period 2001-06-30
MOLEX INC
filed 2001-09-21
CIK 67472

EXHIBIT 13



Ten-Year Financial Highlights Summary
(in thousands, except per share data)

Operations          2001        2000        1999        1998        1997
Net revenue      $2,365,549  $2,217,096  $1,711,649  $1,622,975  $1,539,712

Gross profit        858,489     854,889     673,338     670,709     640,895

Income before
 income taxes
 and minority
 interest           291,416     323,694     230,214     274,823     262,369

Income taxes         87,424     100,810      52,363      92,490      95,581

Net income          203,919     222,454     178,029     182,243     166,716

Earnings per
 common share:(1)
   Basic               1.04        1.13        0.92        0.93        0.85
   Diluted             1.03        1.12        0.91        0.92        0.84

Net income as a
 percent of
 net revenue            8.6%       10.0%       10.4%       11.2%       10.8%

Financial
 Position

Current assets   $  891,865  $1,023,009  $  881,338  $  867,791  $  873,614

Current
 liabilities        374,106     475,449     342,441     336,275     342,026

Working capital     517,759     547,560     538,897     531,516     531,588

Current ratio           2.4         2.2         2.6         2.6         2.6

Property, plant
 and equipment,
 net              1,092,567     980,775     809,602     676,161     665,468

Total assets      2,213,627   2,247,106   1,902,012   1,639,634   1,636,931

Long-term debt       19,351      21,593      20,148       5,566       7,350

Capital leases        6,114

Shareholders'
 equity           1,765,640   1,705,804   1,500,537   1,261,570   1,235,912

Return on
 beginning
 shareholders'
 equity                12.0%       14.8%       14.1%       14.7%       14.7%

Dividends per
 common share(1)       0.10        0.09        0.05        0.05        0.04

Weighted average
 common	shares
 outstanding:(1)
   Basic            195,471     196,060     194,340     195,750     196,389
   Diluted          197,633     198,208     195,631     197,971     198,349

 (1) Restated for the following stock dividends: 25%-January 2000; 25%-November 1997; 25%-February 1997.










Management's Discussion of Financial Condition and Results of Operations

Financial Highlights

Fiscal 2001 turned out to be a challenging year for Molex. A strong first half helped net revenue grow to $2.37 billion for the fiscal year, up 6.7 percent over last year. Net income for the year of $203.9 million, which included a fourth quarter charge of $30.3 million (net of tax benefit of $13.2 million), declined 8.3 percent from the prior year. The Company's continued year-over-year revenue growth is believed to be the result of the Company's ability to expand and increase market share in the fastest growing market segments and geographic regions of the world. The Company's global presence allows it to be a primary supplier for multinational and/or multi-market companies worldwide.

Investor Returns

Molex is committed to providing its shareholders with a high return on their investment. The Company's total shareholder return (including reinvestment of dividends) over the last five years has averaged an annual compounded return of 17.8 percent on Molex Common Stock and 14.9 percent on Molex Class A Common
Stock. 	A $100 investment in Molex Common Stock at June 30, 1996, together with the reinvestment of dividends, would be worth $227 at June 30, 2001, and a similar investment in Molex Class A Common Stock would be worth $201 at June 30, 2001. In January 2000, the Molex Board of Directors distributed a 25 percent stock dividend. All shares outstanding and earnings and dividends per share have been retroactively restated for the stock dividend.


Financial Position and Liquidity

Molex's balance sheet continues to be strong. Cash and marketable securities at June 30, 2001, equaled $207.8 million and represented 9.4 percent of total consolidated assets. Cash and marketable securities decreased $33.4 million during fiscal 2001 due to cash requirements necessary for investments made during the year.

The Company's long-term financing strategy is to rely on internal sources of funds for investing in plant, equipment and acquisitions. Management is confident that the Company's liquidity and financial flexibility are adequate to support current and future growth. Molex has historically used external borrowings only when a clear financial advantage exists. The Company has available lines of credit totaling $84.6 million, of which $72.4 million remain unused at June 30, 2001.

Cash provided from operations was $416.6 million during fiscal 2001. The Company's operations generate sufficient cash to support the current level of capital expenditures and financing activities. Cash flow from operations is primarily provided by net income and depreciation. Accounts receivable decreased due to lower second half revenues compared with the prior year while inventories were down due to more efficient inventory management and reductions in stocks as revenues slowed.

Cash used for investing activities was $377.0 million in fiscal 2001, primarily due to capital expenditures. Molex continued its commitment to investing in new tooling, equipment and facilities, with capital expenditures totaling $376.3 million for fiscal 2001. Molex added new facilities in China, Korea, Ireland, the United States, Slovakia and Mexico. In addition, facilities were expanded in China, Singapore and the United States. In fiscal 2001, Molex facility floor space worldwide increased 12 percent to 6.3 million square feet.

Cash used for financing activities was $47.9 million in fiscal 2001, primarily for the purchase of Treasury Stock. The Company purchased 1,230,000 shares of common stock during fiscal 2001. During fiscal 2000, Molex purchased 1,365,000 shares of common stock on the open market. The Company's Board of Directors has authorized the purchase of up to $100 million of common stock during fiscal 2002.

Percentage of Net Revenue
Fiscal Year Ended June 30,
                                                          U.S. Dollar
                                                       Percentage Change
                            2002    2000    1999    2001-2000    2000-1999

Net revenue                100.0%  100.0%  100.0%      6.7%        29.5%
Cost of sales               63.7    61.4    60.7      10.6         31.2
Gross profit                36.3    38.6    39.3       0.4         27.0
S, G & A expenses           24.5    24.3    26.1       7.4         20.6
Income from operations      11.8    14.3    13.2     (11.5)        39.6
Total other income           0.5     0.3     0.3      53.4         99.3
Income before income taxes  12.3    14.6    13.5     (10.0)        40.6
Income taxes                 3.7     4.6     3.1      13.3         94.0
Net income                   8.6%   10.0%   10.4%     (8.3)%       25.0%



Fiscal 2001 Compared with Fiscal 2000

Net revenue rose 6.7 percent to $2.37 billion during fiscal 2001, compared with $2.22 billion during fiscal 2000. Excluding the effect of exchange rates due to the generally stronger U.S. dollar, net revenue increased 10.7 percent. The strongest growth occurred in the first half of the fiscal year, with a sequential decline in the rate of growth in the ensuing quarters. In fiscal 2001, international operations generated net revenue of $1.38 billion, or 58.4 percent of total Molex net revenue.

Net revenue in the Americas region rose 15.4 percent in both U.S. dollars and local currencies in fiscal 2001. Growth in the fiber optics and datacommunications markets was based on high demand levels from manufacturers of telecom, network and computer equipment during the first half of the year. Revenue in the second half remained in line with prior year levels.

In the Far East North, net revenue decreased 6.4 percent in U.S. dollars and remained steady with the prior year in local currencies during fiscal 2001. A strong first half in the consumer markets was tempered by a weaker second half in which a general slowdown of the overall export market for Japan, as well as the continued sluggishness in the Japanese economy, weakened domestic capital and personal consumption. Investment in new products continues in order to be well positioned for an economic recovery.

In the Far East South, net revenue grew 5.5 percent in U.S. dollars during fiscal 2001 and 7.6 percent in local currencies. The first half of fiscal 2001 was driven by strong sales in the personal computer, computer-peripheral and mobile product markets. Inventory reductions by contract manufacturers and OEMs whom the Company supplies resulted in lower than expected growth during the second half of the year. A slowdown in markets such as personal computers, coupled with price erosion that offset any volume gains, also impacted results in the second half.

Europe's net revenue increased 27.4 percent in local currencies over the prior year, however only 13.5 percent in U.S. dollars. The region benefited from strength in the telecommunications and fiber optic markets.

The consolidated gross profit declined to 36.3 percent of net revenue in fiscal 2001 from 38.6 percent during fiscal 2000. The first half of the year remained steady, but the second half was impacted by reduced absorption of fixed costs into inventory, a significant reduction in demand and inventory reductions. Included in the fiscal 2001 gross profit is a $16.4 million pretax charge related to slow-moving and excess inventory write-offs and employment reductions.

Selling, general and administrative expenses as a percentage of net revenue increased slightly from 24.3 percent in fiscal 2000 to 24.5 percent during fiscal 2001. Fiscal 2001 included a $27.1 million pretax charge related to employment reductions and asset write-offs.

Research and development expenditures increased to $134.6 million, a 4.5 percent increase from the $128.8 million expended in fiscal 2000. These expenditures contributed to the release of 445 new product families and the granting of 562 new patents during fiscal 2001. During fiscal 2001, 32.4 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex continued its long-term commitment to reinvesting its profits in new product design and tooling in order to maintain and enhance the Company's competitive position.

Net interest income declined 7.6 percent during fiscal 2001 due to a lower level of cash and marketable securities than in fiscal 2000, as well as lower interest rates.

The effective income tax rate decreased from 31.1 percent in fiscal 2000 to
30.0 percent during fiscal 2001, a result of the Company's continued repatriation strategy, the reduction of pretax earnings in higher rate jurisdictions in which the Company operates and the ongoing global effort to reduce its income tax burden through better planning.

Net income decreased 8.3 percent to $203.9 million during fiscal 2001. Excluding the effect of foreign exchange rates, which decreased net income by $8.1 million, net income was down 4.7 percent. Included in net income is a charge of $30.3 million (net of tax benefit of $13.2 million) related to slow and excess inventory write-offs, employment reductions and asset write-offs. Earnings per share was $1.03 during fiscal 2001 compared with $1.12 during fiscal 2000.

Fiscal 2000 Compared with Fiscal 1999

Net revenue reached another all-time-high during fiscal 2000, rising 29.5 percent to $2.22 billion, compared with $1.71 billion during fiscal 1999. Excluding the effect of exchange rates due to the generally stronger U.S. dollar, net revenue increased 27.9 percent. In fiscal 2000, international operations generated net revenue of $1.3 billion or 60.9 percent of total Molex net revenue.

Net revenue in the Americas region rose 39.1 percent in U.S. dollars and 39.0 percent in local currencies in fiscal 2000. Excluding the former Cardell Corporation, which was acquired in June 1999, the Americas region fiscal 2000 net revenue growth was 24.3 percent in both U.S. dollars and in local currencies. A strong U.S. economy led to impressive growth across all business units. Outstanding growth in the fiber optic and telecommunications markets was driven by high demand levels from manufacturers of telecommunications, networking and computer equipment. Molex has invested heavily in fiber optics to be well positioned for the future. The consumer and automotive markets demonstrated continued healthy growth due to steady demand in traditional products and a strong year for the Big Three automotive manufacturers.

In the Far East North, net revenue increased 39.7 percent in U.S. dollars and
22.2 percent in local currencies during fiscal 2000. Molex capitalized on its miniaturization strengths with rapid new product introductions. High end telecommunications, mobile phones, personal computers, and digital audio/visual equipment, including the game machine market, continued to play an important role, with increased emphasis on consumer electronics, industrial, automotive and office automation.

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

During fiscal 2000, consolidated gross profit was 38.6 percent of net revenue versus 40.5 percent during fiscal 1999 and 39.3 percent excluding Cardell. The change from last year reflected higher start-up costs incurred to meet stronger than expected demand in several new product areas, final costs associated with the transfer of manufacturing from Taiwan to China and an increase in inventory reserves due to GIS standardization.

Selling, general and administrative expenses as a percentage of net revenue decreased from 25.8 percent in fiscal 1999 to 24.3 percent during fiscal 2000, the result of expenses increasing at at lower rate than that of net revenue.

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

Future Accounting Changes

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS
No. 142, "Goodwill and Other Intangible Assets." These statements establish new accounting and reporting standards for business combinations and associated goodwill and intangible assets. They require, among other things, elimination of the pooling of interests method of accounting, no amortization of acquired goodwill, separate identification of certain identifiable intangible assets and a periodic assessment for impairment of all goodwill and intangible assets acquired in a business combination. SFAS No. 141 is effective for all business combinations accounted for by the purchase method that are completed after June 30, 2001. The Company plans to adopt SFAS No. 142 for the Company's fiscal year beginning July 1, 2001. At June 30, 2001, the Company had $155.2 million of goodwill, and for the year ended June 30, 2001, the Company recorded $10.1 million of goodwill amortization. The Company is evaluating SFAS No. 141 and SFAS No. 142 to determine their impact on the consolidated financial statements.

Outlook

Fiscal 2001 ended amidst difficult global economic conditions that Molex expects will impact its operations for the first three quarters of fiscal 2002. Worldwide, the electronics industry is not expecting growth for the year. The Company expects revenues to be down 5 percent to 13 percent from fiscal 2001.

To further expand the Company's global presence, offer innovative products at an accelerated pace and position itself for growth when the global economy rebounds, Molex plans to invest approximately $250 million in capital expenditures and approximately $140 million in research and development for the fiscal year ending June 30, 2002. The Company continues to emphasize expansion in still promising markets such as telecommunications, networking, automotive and systems sales, while working to further strengthen its significant position as a leader in the computer and consumer markets. Molex remains committed to providing high quality products and a full range of services to customers wherever they may be located in the world. During fiscal 2002, the Company plans to open additional manufacturing facilities in China and Mexico.

The Company is encouraged by the high levels of new product development by its customers in the current business environment. Coupled with its own new product development, Molex expects it will emerge from the current slowdown with an expanded share of industry sales and profits. The timing and degree of a return to the industry growth rates of the past is very difficult to determine in the current environment.

The Company is subject to environmental laws and regulations in the countries where it operates. Molex has designed an environmental program to reduce the generation of potentially hazardous materials during its manufacturing process and believes it continues to meet or exceed local government regulations.

Quantitative and Qualitative Disclosures about Market Risk

The Company is subject to market risk associated with changes in foreign currency exchange rates, interest rates and certain commodity prices. The Company mitigates its foreign currency exchange rate risk principally through the establishment of local production facilities in the markets it serves and invoicing of customers in the same currency as the source of the products. Molex also monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system, the establishing of contra-currency accounts in several international subsidiaries, development of natural hedges and occasional use of foreign exchange contracts to protect or preserve the value of intercompany cash flows. No foreign exchange contracts were in use at June 30, 2001.

The Company has implemented a formalized treasury risk management policy that describes the procedures and controls over derivative financial and commodity instruments. Under the policy, the Company does not use derivative financial or commodity instruments for speculative purposes, and the use of such instruments is subject to strict approval levels by senior officers. Typically, the use of derivative instruments is limited to hedging activities related to specific foreign currency cash flows or to enhance the liquidity of the Company's portfolio of marketable securities. The Company's $69.4 million of marketable securities are principally debt instruments that generate interest income for the Company on temporary excess cash balances. These instruments contain embedded derivative features that enhance the liquidity of the portfolio by enabling the Company to liquidate the instrument prior to the stated maturity date. The Company's exposure related to derivative instrument transactions is, in the aggregate, not material to Molex's financial position, results of operations or cash flows.

Interest rate exposure is principally limited to the $69.4 million of marketable securities owned by the Company and $19.4 million of long-term debt. The Company does not actively manage the risk of interest rate fluctuations, however, such risk is mitigated by the relatively short-term nature of its investments-less than 12 months-and the fixed-rate nature of its long-term debt.





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

/S/ Frederick A. Krehbiel
Co-Chairman of the Board

/S/ John H. Krehbiel, Jr.
Co-Chairman of the Board

/S/ J. Joseph King
Vice Chairman and
Chief Executive Officer

/S/ Robert B. Mahoney
Corporate Vice President, Treasurer and Chief Financial Officer



                        Independent Auditors' Report

To the Shareholders and Board of Directors,
Molex Incorporated
Lisle, Illinois

We have audited the accompanying consolidated balance sheets of Molex Incorporated and its subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Molex Incorporated and its subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.


/S/ Deloitte & Touche  LLP
Chicago, Illinois
July 23, 2001






Consolidated Balance Sheets
(in thousands, except per share data)

Assets                                                     June 30,
                                                       2001        2000
Current assets:
Cash and cash equivalents                          $  138,438  $  164,288
Marketable securities                                  69,394      76,955
Accounts receivable:
 Trade, less allowance of $19,741 in 2001 and
 $23,712 in 2000 for returns and doubtful accounts    415,798     514,855
Inventories (Note 2)                                  213,637     236,209
Deferred income taxes (Note 4)                         39,445      24,664
Prepaid expenses                                       15,153       6,038
Total current assets                                  891,865   1,023,009


Property, plant and equipment
 at cost (Note 2):
Land and improvements                                  70,433      67,072
Buildings and leasehold improvements                  446,148     411,161
Machinery and equipment                             1,181,168   1,051,732
Molds and dies                                        473,941     449,673
Construction-in-progress                              123,393     123,995
                                                    2,295,083   2,103,633


Less accumulated depreciation and amortization      1,202,516   1,122,858
Net property, plant and equipment                   1,092,567     980,775



Goodwill, less accumulated amortization of
 $30,469 in 2001 and $30,519 in 2000
 (Notes 2 and 8)                                      155,197     165,307
Other assets                                           73,998      78,015

                                                   $2,213,627  $2,247,106

The accompanying notes are an integral part of these consolidated financial statements.




Liabilities and Shareholders' Equity                       June 30,
                                                       2001        2000
Current liabilities:
Short-term loans (Note 7)                          $    2,302  $    2,115
Current portion of long-term debt (Note 7)              1,197       1,426
Accounts payable                                      178,035     277,303
Accrued expenses:
 Salaries, commissions and bonuses                     48,578      60,980
 Severance                                             25,328           -
 Other                                                 75,028      67,177
Income taxes payable (Note 4)                          38,638      61,548
Dividends payable                                       5,000       4,900
Total current liabilities                             374,106     475,449

Deferred items:
Investment grants                                       1,186       1,700
Income taxes (Note 4)                                   7,212       4,734
Total deferred items                                    8,398       6,434
Accrued postretirement benefits (Note 5)               37,660      36,099
Long-term debt (Note 7)                                19,351      21,593
Obligations under capital leases (Note 6)               6,114           -
Minority interest in subsidiaries                       2,358       1,727

Commitments and contingencies (Note 6)                      -           -

Shareholders' equity (Notes 3 and 10):
Common Stock, $0.05 par value; 200,000
 shares authorized; 109,097 shares issued
 at 2001 and 108,363 shares issued at 2000              5,455       5,418
Class A Common Stock, $0.05 par value;
 200,000 shares authorized;102,752 shares issued
 at 2001 and 102,629 shares issued at 2000              5,137       5,132
Class B Common Stock, $0.05 par value; 146 shares
 authorized; 94 shares issued at 2001 and 2000              5           5
Paid-in capital                                       289,683     259,806
Retained earnings                                   1,880,450   1,696,162
Treasury stock (Common Stock, 9,915 shares at
 2001 and 9,945 shares at 2000; Class A Common
 Stock, 6,717 shares at 2001 and 5,486 shares
 at 2000), at cost                                   (281,469)   (241,893)
Deferred unearned compensation (Note 10)              (28,407)    (25,788)
Accumulated other comprehensive income:
 Cumulative translation and other adjustments        (105,214)      6,962

Total shareholders' equity                          1,765,640   1,705,804

                                                   $2,213,627  $2,247,106

The accompanying notes are an integral part of these consolidated financial statements.






Consolidated Statements of Income
(in thousands, except per share data)

                                             For the year ended June 30,
                                          2001         2000         1999

Net revenue                            $2,365,549   $2,217,096   $1,711,649
Cost of sales                           1,507,060    1,362,207    1,038,311
Gross profit                              858,489      854,889      673,338

Selling, general and
 administrative expenses:
Selling                                   180,485      162,373      134,526
General and administrative                398,414      376,530      312,454
Total selling, general and
 administrative expenses                  578,899      538,903      446,980
Income from operations                    279,590      315,986      226,358

Other income (expense):
Interest, net                               6,854        7,417        8,883
Other                                       4,972          291       (5,027)
Total other income                         11,826        7,708        3,856
Income before income taxes
 and minority interest                    291,416      323,694      230,214
Income taxes (Note 4)                      87,424      100,810       52,363
Income before minority interest           203,992      222,884      177,851

Minority interest                             (73)        (430)         178
Net income                             $  203,919   $  222,454   $  178,029

Earnings per common share (Based upon
 weighted average common shares
 outstanding) (Notes 2 and 3):
        Basic                          $     1.04   $     1.13   $     0.92
        Diluted                        $     1.03   $     1.12   $     0.91

Dividends per common share (Note 3)    $     0.10   $     0.09   $     0.05

Weighted average common shares
 outstanding (Notes 2 and 3):
        Basic                             195,471      196,060      194,340
        Diluted                           197,633      198,208      195,631

The accompanying notes are an integral part of these consolidated financial statements.




Consolidated Statements of Shareholders' Equity
(in thousands)

                                                                                                      Accumulated
                                                                                          Deferred        Other           Total
                                Common Stock         Paid-In     Retained     Treasury    Unearned    Comprehensive   Shareholders'
                           Common  Class A Class B   Capital     Earnings      Stock    Compensation     Income           Equity
Balance, July 1, 1998      $4,163   $4,104      $5   $147,782   $1,322,775   $(143,714)  $(19,988)      $(53,557)      $1,261,570
Comprehensive income:
 Net income                                                        178,029                                                178,029
 Translation adjustments                                                                                  36,906           36,906
 Unrealized investment loss                                                                               (1,057)          (1,057)
Total comprehensive income                                                                                                213,878
Cash dividends declared                                             (9,467)                                                (9,467)
Stock options -granted                                  9,179                              (9,179)                              -
              -exercised       28                       5,672                   (1,052)                                     4,648
              -cancelled                                 (185)                                                               (185)
Purchase of business          113                      69,310                                                              69,423
Stock bonus                     2                       1,067                                                               1,069
Treasury stock-purchases                                                       (49,430)                                   (49,430)
              -reissuances                                981                      879                                      1,860
Deferred unearned
 compensation amortization                                                                  7,171                           7,171

Balance, June 30, 1999      4,306    4,104       5    233,806    1,491,337    (193,317)   (21,996)       (17,708)       1,500,537
Comprehensive income:
 Net income                                                        222,454                                                222,454
 Translation adjustments                                                                                  26,131           26,131
 Unrealized investment loss                                                                               (1,461)          (1,461)
Total comprehensive income                                                                                                247,124
Cash dividends declared                                            (17,629)                                               (17,629)
Stock dividend              1,086    1,026             (2,112)                                                                  -
Stock options -granted                                 12,571                             (12,571)                              -
              -exercised       22        2              5,431                     (584)                                     4,871
              -cancelled                               (1,071)                              1,059                             (12)
Stock bonus                     1                         828                                                                 829
Treasury stock-purchases                                                       (49,607)                                   (49,607)
              -reissuances                              1,405                    1,315                                      2,720
Deferred unearned
 compensation amortization                                                                  7,720                           7,720
Stock option tax benefit
 and other                      3                       8,948                      300                                      9,251

Balance, June 30, 2000      5,418    5,132       5    259,806    1,696,162    (241,893)   (25,788)         6,962        1,705,804
Comprehensive income:
 Net income                                                        203,919                                                203,919
 Translation adjustments                                                                                (110,583)        (110,583)
 Unrealized investment loss                                                                               (1,593)          (1,593)
Total comprehensive income                                                                                                 91,743
Cash dividends declared                                            (19,631)                                               (19,631)
Stock options -granted                                 13,787                             (13,787)                              -
              -exercised       35        5             10,449                     (921)                                     9,568
              -cancelled                               (1,544)                              1,770                             226
Stock bonus                     2                         974                                                                 976
Treasury stock-purchases                                                       (39,908)                                   (39,908)
              -reissuances                              1,907                    1,253                                      3,160
Deferred unearned
 compensation amortization                                                                  9,398                           9,398
Stock option tax benefit                                4,304                               4,304

Balance, June 30, 2001     $5,455   $5,137      $5   $289,683   $1,880,450   $(281,469)  $(28,407)     $(105,214)      $1,765,640

The accompanying notes are an integral part of these consolidated financial statements.






Consolidated Statements of Cash Flows
(in thousands)

                                          For the year ended June 30,
                                             2001        2000        1999

Cash and cash equivalents,
 beginning of year                      $   164,288 $   182,992 $   205,262
Cash and cash equivalents were
 provided from (used for):

Operations:
Net income                                  203,919     222,454     178,029
Add (deduct) non-cash items
 included in net income:
Depreciation and amortization               217,954     196,352     168,856
Deferred income taxes                        (3,804)    (17,942)      1,875
Loss on sale of property,
 plant and equipment                          2,450         325      16,383
Minority interest                                73         430        (178)
Amortization of deferred
 unearned compensation                        9,398       7,720       7,171
Amortization of deferred investment grants     (514)       (599)       (601)
Other debits (credits) to earnings, net        (808)     (1,290)        209

Current items:
Accounts receivable                          63,463    (111,734)    (35,661)
Inventories                                  11,358     (43,066)      7,299
Prepaid expenses                            (24,663)      1,585         859
Accounts payable                            (77,164)    111,389      (7,720)
Accrued expenses                             33,655      (7,287)      4,987
Income taxes payable                        (18,765)      9,590     (26,990)
Net cash provided from operations           416,552     367,927     314,518

Investments:
Purchases of property, plant and equipment (376,300) (337,316) (228,722) Proceeds from sale of property,
 plant and equipment                          5,731      15,590       4,793
Purchases of businesses,
 net of cash acquired                             -     (38,877)    (34,935)
Proceeds from sale of
 marketable securities                    4,418,250   4,557,854   5,096,583
Purchases of marketable securities       (4,410,689) (4,550,935) (5,063,306)
(Increase) decrease in other assets         (14,002)     15,527     (22,080)
Net cash used for investments              (377,010)   (338,157)   (247,667)

Financing:
Increase in investment grants                     -           -         243
Increase (decrease) in short-term loans         187      (2,349)      4,464
Decrease in long-term debt                   (1,678)     (2,955)    (41,283)
Increase in long-term debt                      308       4,400       6,490
Cash dividends paid                         (19,555)    (15,087)     (9,333)
Exercise of stock options                     9,568       4,871       4,648
Purchase of treasury stock                  (39,908)    (49,607)    (49,430)
Reissuance of treasury stock                  3,160       2,720       1,860
Net cash used for financing                 (47,918)    (58,007)    (82,341)
Effect of exchange rate changes on cash (17,474) 9,533 (6,780) Net increase (decrease) in cash
 and cash equivalents                       (25,850)    (18,704)    (22,270)
Cash and cash equivalents, end of year  $   138,438 $   164,288 $   182,992

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest                                $     2,837 $     1,740 $       875
Income taxes                            $    87,862 $    85,561 $    64,768

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

(A) Principles of Consolidation The consolidated financial statements include the accounts of Molex Incorporated and its majority-owned subsidiaries (the Company). All material intercompany balances and transactions have been eliminated. Subsidiaries in which the Company's ownership is between 20 and 50 percent are accounted for using the equity method.

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

(D) Currency Translation Assets and liabilities of international entities have been translated at period-end exchange rates, and income and expenses have been translated using average exchange rates for the period.

(E) Marketable Securities Marketable securities are available for sale and consist of a variety of highly liquid investments, with maturities generally between three and 12 months. These investments, which are principally government and municipal debt securities, are carried at their fair value.

(F) Fair Value of Financial Instruments The Company's financial instruments include accounts receivable and payable, marketable securities and long-term debt. The carrying amounts of the financial instruments approximate their fair value.

(G) Inventories Inventories are valued at the lower of first-in, first-out cost or market.Inventories at June 30 consist of the following:

                           2001             2000

Raw materials           $  33,729       $  44,595
Work in progress           87,776          82,341
Finished goods             92,132         109,273
                        $ 213,637       $ 236,209

(H) Property, Plant and Equipment and Related Reserves Depreciation and amortization are provided substantially on a straight-line basis for financial statement purposes and on accelerated methods for tax purposes. The estimated useful lives are as follows:

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

(I) Research and Development and Patent Costs Costs incurred in connection with the development of new products and applications are charged to operations as incurred. Total research and development costs equaled $134,637 in 2001; $128,839 in 2000; and $105,940 in 1999.

Included in these totals are patent costs of $6,740; $5,921; and $5,192 for the years ended June 30, 2001, 2000 and 1999, respectively.

(J) Revenue Recognition The Company recognizes revenue at the date of shipment. A liability for estimated returns based on historical return data is established at the time of sale to cover returns of defective product.

(K) Derivative Instruments and Hedging Activities The use of derivative instruments is limited primarily to hedging activities related to specific foreign currency cash flows or to enhance the liquidity of the Company's portfolio of marketable securities. At year-end, all outstanding derivatives were recorded on the consolidated balance sheet at fair value. For the year ended June 30, 2001, holding gains and losses on such instruments were not material to the results of operations.

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

                               2001            2000            1999

Basic                         195,471         196,060         194,340
Effect of dilutive
stock options                   2,162           2,148           1,291
Diluted                       197,633         198,208         195,631

Anti-dilutive shares              621               -               7

(M) Goodwill Goodwill represents acquisition cost in excess of the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from 10 to 25 years. The majority of the Company's goodwill has a 20 to 25 year life. The Company periodically re-evaluates the original assumptions and rationale used in the establishment of the carrying value and estimated life of this asset.

(N) New Accounting Pronouncements The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." These statements establish new accounting and reporting standards for business combinations and associated goodwill and intangible assets. They require, among other things, elimination of the pooling of interests method of accounting, no amortization of acquired goodwill, separate identification of certain identifiable intangible assets and a periodic assessment for impairment of all goodwill and intangible assets acquired in a business combination. SFAS No. 141 is effective for all business combinations accounted for by the purchase method that are completed after June 30, 2001. The Company plans to adopt SFAS No. 142 for the Company's fiscal year beginning July 1, 2001. At June 30, 2001, the Company had $155.2 million of goodwill, and for the year ended June 30, 2001, the Company recorded $10.1 million of goodwill amortization. The Company is evaluating SFAS No. 141 and SFAS No. 142 to determine their impact on the consolidated financial statements.

(O) Reclassifications Certain reclassifications have been made to the prior years' financial statements to conform to the 2001 classifications.

(3) Capital Stock
The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50 percent of the authorized number of shares of Class B Common Stock continues to be outstanding, all matters, other than the election of directors, submitted to a vote of the shareholders must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock, voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action, other than the election of directors, that requires shareholder approval. There are 25 million shares of preferred stock authorized, none of which were issued or outstanding during the three years ended June 30, 2001.

The Class B Common Stock can be converted into Common Stock on a share-for-share basis at any time at the option of the holder. The authorized Class A Common Stock would automatically convert into Common Stock on a share-for-share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of Common Stock and Class B Common Stock would be diluted. The Company's Class B Common Stock has remained at 94,255 shares throughout the three-year period ended June 30, 2001.

The holders of the Common Stock, Class A Common Stock and Class B Common Stock participate equally, share-for-share, in any dividends that may be paid thereon, if, as and when declared by the Board of Directors, or in any assets available upon liquidation or dissolution of the Company.

In January 2000, the Board of Directors declared a 25 percent stock dividend. One quarter share of Molex Common Stock was distributed for each share of Common Stock and Class B Common Stock outstanding. In addition, one quarter share of Class A Common Stock was distributed for each share of Class A Common Stock outstanding. All stock and stock option amounts, as well as earnings, dividends and market prices per common share, have been retroactively restated for the stock dividend.

Changes in shares of common stock for the years ended June 30 are as follows (in thousands):

                                                Class A
                                      Common    Common     Treasury
                                       Stock     Stock       Stock
Shares outstanding
 at July 1, 1998                      83,262     82,073      9,532
Exercise of stock options                585                    76
Purchase of treasury stock                                   1,707
Disposition of treasury stock                                  (76)
Purchase of business                   2,261
Issuance of stock bonus                   41
Other                                    (16)
Shares outstanding
 at June 30, 1999                     86,133     82,073     11,239
Exercise of stock options                429         40         15
Purchase of treasury stock                                   1,365
Disposition of treasury stock                                  (69)
Issuance of stock bonus                   24
Stock splits effected in the
 form of dividends                    21,674     20,520      2,967
Other                                    103         (4)       (86)
Shares outstanding
 at June 30, 2000                    108,363    102,629     15,431
Exercise of stock options                704        123         22
Purchase of treasury stock                                   1,230
Issuance of stock bonus                                        (77)
Other                                     30                    26
Shares outstanding
 at June 30,2001                     109,097    102,752     16,632

(4) Income Taxes
The provision for income taxes is determined under the liability method pursuant to SFAS No. 109. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

Income before income taxes and minority interest is summarized as follows:

                                2001            2000            1999

United States               $  98,435        $ 117,517      $  54,820
International                 192,981          206,177        175,394

                            $ 291,416        $ 323,694      $ 230,214

Income tax provisions are as follows:

                                2001            2000            1999

Currently payable:

U.S. federal                $  34,528        $  22,237      $ (20,399)
State                           1,067            2,691          1,755
International                  55,633           93,824         69,132

                               91,228          118,752         50,488
Deferred:

United States                  (6,013)          (5,717)           856
International                   2,209          (12,225)         1,019

                               (3,804)         (17,942)         1,875
Total provision for
income taxes                $  87,424        $ 100,810      $  52,363

The Company's tax rate differs from the U.S. federal income tax rate as follows:

                                2001            2000            1999
U.S. federal income
        tax rate                 35.0%            35.0%          35.0%
Permanent tax exemptions         (2.6)            (2.6)          (6.0)
Foreign tax credit               (0.6)               -          (14.5)
State income taxes, net
 of federal tax benefit           0.4              0.8            0.8
Foreign tax rates in
 excess of (less than)
 U.S. federal rate (net)         (2.0)            (1.0)           7.5
Other                            (0.2)            (1.1)             -

                                 30.0%            31.1%          22.8%

Net deferred income taxes arise from temporary differences as follows:

                                            2001            2000

International/local taxes                $  1,184        $  2,038
Employee benefit programs                  28,240          26,617
Depreciation and amortization             (19,057)        (15,211)
Allowance for doubtful accounts             4,602           5,441
Inventory reserves                         24,514          15,287
Inventory-other                             4,721           4,387
Investments                                (2,312)         (1,917)
Patent costs                                4,204           3,298
Severance                                   7,406               -
Foreign tax credit carryforwards                -           4,610
Other deferred items                        5,530           7,017
                                         $ 59,032        $ 51,567

The net deferred tax accounts reported on the balance sheet as of June 30 are as follows:

                                            2001            2000
Net deferred:
 Current asset                           $ 39,445        $ 24,664
 Non-current asset                         26,800          31,639
 Current liability                             (1)             (2)
 Non-current liability                     (7,212)         (4,734)
                                         $ 59,032        $ 51,567

U.S. income taxes are generally not provided on the accumulated undistributed earnings of certain international subsidiaries as it is intended that these earnings will be permanently reinvested. Should these earnings be distributed, no additional U.S. income tax expense will be incurred due to the availability of foreign tax credits.

(5) Pension and Other Postretirement Benefits

Pension

The Company sponsors and/or contributes to pension plans, including defined benefit plans, covering substantially all U.S. hourly employees and certain employees in international subsidiaries. The benefits are primarily based on years of service and the employees' compensation for certain periods during their last years of employment.

The Company and certain of its subsidiaries also provide discretionary savings and other defined contribution plans covering substantially all of their salaried employees. Employer contributions to such plans of $9,382; $14,141; and $10,903 were charged to operations during 2001, 2000 and 1999, respectively.

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

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 6.3 percent in 2001, declining annually to an ultimate rate of 5.0 percent by 2016. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                   1 Percentage            1 Percentage
                                  Point Increase          Point Decrease

Effect on total of service and
 interest cost components           $   363                  $   (284)
Effect on postretirement
 benefit obligation                 $ 2,678                  $ (2,127)




Notes to Consolidated Financial Statements
(Continued)

Net periodic pension and postretirement benefit costs for the Company's plans consist of the following for the year ended June 30:

                                           Interest Costs                    Recognized   Amortization of                    Net
                                            on Projected      Expected          Prior      Unrecognized    Recognized     Periodic
                                Service        Benefit        Return on       Service       Transition      (Gains)        Pension
                                 Costs       Obligation      Plan Assets        Cost        Obligation      Losses         Expense
2001   Pension:
        U.S. plans             $  1,621       $  1,282       $ (1,661)      $    231       $      -      $   (200)       $  1,273
        International plans       4,234          1,922         (1,442)             -             87          (432)          4,369
       Postretirement
        Other plans                 781            927              -           (292)             -           396           1,812

2000   Pension:
        U.S. plans                1,383          1,216         (1,526)           231             66             -           1,370
        International plans       3,677          1,861         (1,304)             -             90          (915)          3,409
       Postretirement
        Other plans                 587            607              -           (292)             -           (21)            881

1999   Pension:
        U.S. plans                1,233          1,070         (1,331)           231            110             -           1,313
        International plans       2,871          1,532         (1,227)             -              3        (1,248)          1,931
       Postretirement
        Other plans                 635            651              -           (313)             -             -             973

The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.

                                                                 2001                                        2000
                                                      Pension             Postretirement          Pension            Postretirement
                                             U.S. Plans      Int'l Plans   Other Plans    U.S. Plans    Int'l Plans    Other Plans
Change in benefit obligation
 Benefit obligation at beginning of year      $ 16,255       $ 51,966       $ 11,724       $ 16,971      $ 38,999        $  8,763
 Service cost                                    1,621          4,234            781          1,383         3,677             587
 Interest cost                                   1,282          1,922            927          1,215         1,861             607
 Participants contributions                          -            156            142              -           212               -
 Special termination benefits                        -              -            419              -             -               -
 Benefits paid                                    (412)        (1,964)          (316)          (415)       (2,071)           (111)
 Liability (gains) losses                        3,183         (7,007)           393         (2,899)        7,016           1,878
 Changes in foreign currency                         -         (6,908)             -              -         2,272               -
Benefit obligation at end of year             $ 21,929       $ 42,399       $ 14,070       $ 16,255      $ 51,966        $ 11,724

Change in plan assets
 Fair value of plan assets
  at beginning of year                        $ 18,690       $ 21,319       $      -       $ 17,157      $ 19,942        $      -
 Actual return on plan assets                     (135)           615              -          1,948         2,060               -
 Employer contributions                              -            654            174              -           299             255
 Participants contributions                          -            156            142              -           212               -
 Benefits paid                                    (412)        (1,964)          (316)          (415)       (1,573)           (255)
 Asset gains (losses)                                -              -              -              -             -               -
 Changes in foreign currency                         -         (1,176)             -              -           379               -
Fair value of plan assets at end of year      $ 18,143       $ 19,604       $      -       $ 18,690      $ 21,319        $      -

Funded status                                 $ (3,786)      $(22,795)      $(14,070)      $  2,435      $(30,647)       $(11,724)
Unrecognized net transition liability                -          1,271              -              -         1,407               -
Unrecognized net actuarial (gain) loss           1,021           (138)         1,210         (4,159)        6,229             793
Unrecognized prior service cost                  1,046              -         (1,419)         1,277             -          (1,710)
Accrued pension asset (liability) included
 in the consolidated balance sheet            $ (1,719)      $(21,662)      $(14,279)      $   (447)     $(23,011)       $(12,641)


The weighted average assumptions used in computing the previous information are presented below:

                                                        2001                                         2000
                                             Pension            Postretirement            Pension            Postretirement
                                     U.S. Plans   Int'l Plans     Other Plans     U.S. Plans   Int'l Plans     Other Plans
Discount rates                          7.25%        4.0%           7.25%            8.0%         4.0%            8.0%
Rates of increase in compensation       4.5%         2.3%              -             4.5%         3.6%              -
Expected long-term rates of return
 on plan assets                         9.0%         6.9%              -             9.0%         7.2%              -



(6) Leases and Commitments
The Company and its subsidiaries rent certain facilities and equipment under lease arrangements classified as both capital and operating leases. Some of the leases have renewal options. Assets under capital leases consist primarily of data processing equipment.

Future minimum lease payments are presented below:

                                      Capital      Operating
                                       Leases        Leases
Fiscal Year

2002                                 $  8,049      $  9,281
2003                                    4,942         4,182
2004                                    1,317         1,735
2005                                      315           994
2006 and thereafter                       630         6,905

                                     $ 15,253      $ 23,097
Less amount representing interest,
        at 2 to 8%                      1,437
Present value of minimum lease
	payments (includes current
        portion of $7,702)           $ 13,816

Rental expense was $11,005 in 2001; $15,053 in 2000; and $9,999 in 1999.

(7) Debt

The details relative to long-term debt are as follows:

                                     2001            2000

Mortgages                         $  7,784        $  8,278
Bank loans                           3,706           4,890
Industrial development bonds         8,750           8,750
Other                                  308           1,101

                                    20,548          23,019
Less current portion                 1,197           1,426

Total long-term debt              $ 19,351        $ 21,593

Mortgages consist of two loans that are secured by certain buildings, carry an interest rate of 7.79 percent and require periodic principal payments through 2012.

The Company has two bank loans with interest rates of 4.5 percent and 4.75 percent, respectively, payable in periodic installments through March 2007.

Industrial development bonds, secured by certain land, buildings and equipment, have interest rates ranging from two percent to five percent, with periodic principal payments through August 2029.

The long-term debt as of June 30, 2001 matures as follows: $1,248 in 2003; $1,248 in 2004; $1,248 in 2005; $3,248 in 2006; and $12,359 thereafter.

At June 30, 2001, the Company had available lines of credit of $84.6 million.

Short-term loans bear interest rates ranging from 4.5 percent to 6.4 percent and mature within a 12-month period.

(8) Acquisitions

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

These acquisitions were accounted for by the purchase method of accounting. The results of operations of the acquired businesses are included in the consolidated financial statements from their dates of acquisition. These acquisitions are not material to the results of operations of the Company, therefore proforma financial data is not presented. The purchase price for the acquisitions was allocated to the assets acquired based on their estimated fair values as follows:

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

(9) Other Items

During the fourth quarter of fiscal 2001, the Company recorded a pretax charge of $43.5 million ($30.3 million, net of tax benefit of $13.2 million) to reflect costs associated with a reduction in the global workforce of approximately 950 people ($27.7 million), write-off of slow-moving and excess inventories ($12.7 million) and asset write-offs related to operations being closed ($3.1 million). Of the approximately 950 people included in the workforce reduction, approximately 400 were directly involved in manufacturing operations and approximately 550 were involved in sales and administrative positions. Employment reductions of approximately 100 occurred during the fourth quarter of fiscal 2001, resulting in cash payments of $2.4 million. The majority of the remaining employment reductions will occur during the first quarter of fiscal 2002, and severance payments will continue for up to 18 to 24 months for certain individuals. The inventory being written off will be disposed of during the first quarter of fiscal year 2002.

Pretax charges of $16.4 million were included in cost of sales and $27.1 million in selling, general and administrative expenses. The charges relating to fixed asset and inventory write-offs were credited to the respective items on the balance sheet, and the employment reductions were included in accrued expenses.

(10) Stock Option Plans

The Company has five stock option plans currently in effect, three of which may issue future grants: the 1990 Stock Option Plan ("1990 Plan"), the 1991 Stock Option Plan ("1991 Plan"), the 1998 Stock Option Plan ("1998 Plan"), the Incentive Stock Option Plan ("ISO Plan"), and the Long-Term Stock Plan
("LT Plan").

1990 Plan: This plan expired as of June 30, 1999. Future grants cannot be issued from this plan, but all grants issued prior to this date can be exercised. The most significant terms of this plan provide that (1) options may be granted for 5.5 million shares of Common Stock and (2) the option price shall be 50 percent of the fair market value of the stock of the Company on the date of grant. The option term is five to nine years from the date of grant. Under the 1990 Plan, all shares issued are nonqualified.

1991 Plan: This plan expired as of June 30, 2000. Future grants cannot be issued from this plan, but all grants issued prior to this date can be exercised. The most significant terms of this plan provide that (1) options may be granted for 3.1 million shares of Common Stock and (2) the option price shall be the fair market value of the stock on date of grant. The option term is five to 11 years from date of grant.

1998 Plan: The most significant terms of this plan provide that (1) options may be granted for 10 million shares of Class A Common Stock and (2) the option price shall be not less than 10 percent nor more than 100 percent of the fair market value of the Class A Common Stock of the Company on the date of grant. The option term is five to nine years from the date of grant.

ISO Plan: The most significant terms of this plan, available to executives and directors, provide that (1) options may be granted for 500,000 shares of Class A Common Stock and (2) the option price shall be the fair market value of the stock on the date of grant. The option term is four to 10 years from the date of grant. Under the ISO Plan, the options granted can be either incentive or nonqualified. Unless specifically stated otherwise, all options granted shall be incentive.

Stock option transactions relating to the ISO Plan are summarized as follows:

                                  Shares            Wtd. Avg. Price
				(thousands)		Per Share

Outstanding at 6/30/00                 -                $      -
        Granted                       67                   34.18
        Exercised                      2                   33.00
        Canceled                       -                       -
Outstanding at 6/30/01                65                $  34.22
Options exercisable at 6/30/01         -                $      -

LT Plan: The most significant terms of this plan, available to executives and management, provide that (1) options may be granted for three million shares of Class A Common Stock and (2) the option price shall be the fair market value of the stock on the date of grant. The option term is four to seven years from the date of grant.

Stock option transactions relating to the LT Plan are summarized as follows:

                                  Shares            Wtd. Avg. Price
				(thousands)		Per Share

Outstanding at 6/30/00                 -                $      -
        Granted                      556                   33.00
        Exercised                      -                       -
        Canceled                       -                       -
Outstanding at 6/30/01               556                $  33.00
Options exercisable at 6/30/01         -                $      -

The option price per share for certain options in the 1990 and 1998 plans was less than the fair market value at the date of grant, thus creating deferred unearned compensation. Deferred unearned compensation is charged to operations over the term of the option. In fiscal 2001, $9,398 was charged to operations ($7,720 in 2000 and $7,171 in 1999).

The Company grants stock awards to certain executives based on meeting performance targets established in the Company's stock bonus plans. The awards vest over a period of generally four years and are valued at fair market value at date of grant.

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

				2001		2000		1999
Net income,
 as reported                $ 203,919       $ 222,454        $ 178,029
Pro forma net income          199,666         219,314          177,441
Earnings per share:
 Basic                           1.04            1.13             0.92
 Diluted                         1.03            1.12             0.91
Pro forma earnings per share:
 Basic                           1.02            1.12             0.91
 Diluted                         1.01            1.11             0.91
Weighted average fair value
 of options granted during
 the year                       18.23           15.78            12.79

For purposes of computing pro forma net income and earnings per common share, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

				2001		2000		1999

Dividend yield                   0.2%            0.2%            0.2%
Expected volatility            58.93%          41.31%          29.84%
Risk-free interest rate         5.89%           6.00%           6.00%
Expected life of
 option (years)                 4.31            4.20            4.86




Stock option transactions relating to the 1990, 1991 and 1998 Plans are summarized as follows (shares are in thousands):

                              1990 Plan                 1991 Plan                 1998 Plan

                                 Wtd. Avg. Price           Wtd. Avg. Price           Wtd. Avg. Price
                         Shares     Per Share      Shares     Per Share      Shares     Per Share
Outstanding at 6/30/98    3,324     $   8.94        1,336     $  16.46            -     $      -
  Granted                    29        10.37          627        20.91          964         9.43
  Exercised                 613         7.47          119        13.12            -            -
  Canceled                   47        10.14            3         9.35           10         9.43

Outstanding at 6/30/99    2,693     $   9.28        1,841     $  18.20          954     $   9.43
  Granted                     -            -          400        27.40          925        13.71
  Exercised                 481         8.55           82         16.84          51         9.67
  Canceled                   63        10.84            3         14.25          90        11.11

Outstanding at 6/30/00    2,149     $   9.40        2,156     $   19.96       1,738     $  11.64
  Granted                     -            -            -             -         781        13.44
  Exercised                 360         9.47          298         17.40         117        11.13
  Canceled                   60         9.27            5         17.55          64        12.68

Outstanding at 6/30/01    1,729     $   9.39        1,853     $   20.38       2,338     $  12.27
Options exercisable
 at 6/30/00                 369     $   9.87          181     $   19.67          68     $   9.69
Options exercisable
 at 6/30/01                 258     $  10.99          241     $   22.35         260     $  12.12


The following table summarizes information about options outstanding at June 30, 2001:

                                    Wtd. Avg.
                       Number       Remaining                        Number
    Range of        Outstanding    Contractual      Wtd. Avg.      Exercisable      Wtd. Avg.
 Exercise Prices    (thousands)  Life (in years)  Exercise Price   (thousands)    Exercise Price
Common
 $ 6.63-$ 9.79         1,094           2.6           $  7.84           122          $  9.23
  10.00- 11.84           726           4.3             11.27            18            11.06
  11.85- 20.80         1,184           5.5             18.55           258            16.73
  20.84- 28.08           558           6.3             26.28            92            25.17
  30.03- 30.89            20           2.5             30.33             9            30.56

Class A
 $ 9.20-$ 9.20           447           6.7           $  9.20             -          $     -
   9.40- 11.90           335           2.3              9.66           119             9.67
  12.00- 12.72           492           3.7             12.04            78            12.00
  13.00- 13.00           631           4.6             13.00             -                -
  13.08- 20.88           433           4.8             16.65            63            16.91
  33.00- 38.19           621           5.9             33.13             -                -

                       6,541                                           759

(11) Segment and Related Information

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information for fiscal 1999, which requires the Company to report information about its operating segments based on how management views its business. The Company and its subsidiaries operate in one product segment: the manufacture and sale of electrical components. Management operates the business by geographic segments. The Americas region consists primarily of operations in North America. The Far East North region is substantially Japan, but also includes Korea, while the Far East South region includes China, Singapore and the remaining countries in Asia. European operations are primarily located in western Europe. Information by geographic area is summarized in the following table:


                                  United      Americas     Far East     Far East                Corporate
                                  States     (Non-U.S.)     North        South        Europe    and Other   Eliminations     Total

2001
Customer revenue              $  984,754    $ 71,514    $ 499,271    $ 404,955    $ 404,985    $     70    $       -     $2,365,549
Intercompany revenue             119,973      12,469      172,473       56,132       50,138           -     (411,185)             -
Total revenue                  1,104,727      83,983      671,744      461,087      455,123          70     (411,185)     2,365,549
Depreciation and amortization     73,682       3,346       78,440       19,079       27,077      16,330            -        217,954
Tax expense                       45,569        (585)      38,394       11,304        6,759     (14,017)           -         87,424
Net income                        91,750        (724)      79,188       52,099       20,124     (38,518)           -        203,919
Identifiable assets            1,013,701      49,736      497,381      337,280      387,578     149,865     (221,914)     2,213,627
Capital expenditures             156,531       1,747      111,251       40,983       43,507      22,281            -        376,300

2000

Customer revenue              $  867,765    $ 72,836    $ 521,165    $ 394,067    $ 361,166    $     97    $       -     $2,217,096
Intercompany revenue              98,371      14,063      196,259       48,373       50,168           -     (407,234)             -
Total revenue                    966,136      86,899      717,424      442,440      411,334          97     (407,234)     2,217,096
Depreciation and amortization     67,731       2,898       66,826       21,058       29,112       8,727            -        196,352
Tax expense                       46,026        (952)      46,550       11,530        5,733      (8,077)           -        100,810
Net income                        90,104      (1,496)      81,819       45,884       29,157     (23,014)           -        222,454
Identifiable assets              975,217      47,571      616,027      329,064      402,900     135,275     (258,948)     2,247,106
Capital expenditures              99,373       2,676      130,185       42,541       51,199      11,342            -        337,316

1999

Customer revenue              $  585,120    $ 88,683    $ 364,606    $ 341,526    $ 331,711    $      3    $       -     $1,711,649
Intercompany revenue              86,971       6,758      149,105       38,817       40,908           -     (322,559)             -
Total revenue                    672,091      95,441      513,711      380,343      372,619           3     (322,559)     1,711,649
Depreciation and amortization     59,801       3,158       50,753       27,744       27,883        (483)           -        168,856
Tax expense                       31,337       2,011       46,390        7,920        3,317     (38,612)           -         52,363
Net income                        59,530       1,573       57,793       33,547       24,141       1,445            -        178,029
Identifiable assets              895,634      51,112      459,700      272,203      397,917     121,819     (296,373)     1,902,012
Capital expenditures              92,016       5,950       62,581       17,604       50,081         490            -        228,722

Intercompany net revenue is generally recorded at cost plus the normal mark-up charged to
unaffiliated customers.

Identifiable assets are those assets of the Company that are identified with operations in each country. During 2001, 2000 and 1999, no customer accounted for more than 10% of consolidated net revenue.





Fiscal 2001, 2000 and 1999 by Quarter
(in thousands, except per share data-unaudited)

                              Quarter     2001         2000         1999

Net revenue                     1st    $ 625,925    $ 491,870    $ 409,892
                                2nd      629,319      543,009      429,718
                                3rd      599,801      567,569      426,178
                                4th      510,504      614,648      445,861

Gross profit                    1st      244,690      193,423      165,577
                                2nd      240,849      209,455      176,597
                                3rd      219,036      221,137      173,674
                                4th      153,914      230,874      157,490

Income before income
 taxes and minority interest    1st     93,637         65,305       58,831
                                2nd     98,451         77,504       64,570
                                3rd     85,793         84,019       63,971
                                4th     13,535         96,866       42,842

Income taxes                    1st     29,027         19,808       19,590
                                2nd     30,520         23,386       20,699
                                3rd     24,880         26,224       19,181
                                4th      2,997         31,392       (7,107)

Net income                      1st     64,522         45,497       39,173
                                2nd     67,834         54,118       43,873
                                3rd     60,735         57,795       44,960
                                4th     10,828         65,044       50,023

Earnings per common share(1)
   Basic                        1st       0.33           0.23         0.20
                                2nd       0.35           0.28         0.22
                                3rd       0.31           0.29         0.23
                                4th       0.06           0.33         0.26

   Diluted                      1st       0.33           0.23         0.20
                                2nd       0.34           0.27         0.22
                                3rd       0.31           0.29         0.23
                                4th       0.05           0.33         0.26

                                         LOW       HIGH       LOW      HIGH       LOW       HIGH
National Market System
Price of Stock:
    Common Stock(1)             1st     43 11/16  56        24 13/32  30 1/2    18 29/32  24 51/64
                                2nd     34 3/16   57 5/8    25 27/32  45 19/32  19 21/32  31 13/64
                                3rd     34 1/8    48        37 19/64  63 3/4    20 13/32  30 13/32
                                4th     31 3/5    42 1/2    42 1/2    58 7/8    21 61/64  29 45/64

    Class A Common Stock(1)     1st     32 1/2    42 5/16   26 7/8    33 7/8    17 51/64  22 16/32
                                2nd     24 5/8    43 15/16  29 1/16   46 5/8    17 13/32  27 29/32
                                3rd     25 7/16   34 13/16  35 1/8    47 1/4    18        25 19/32
                                4th     25 1/4    32 2/5    31 3/4    43 3/4    18 13/64  25 13/64

(1) Restated for the January 2000 25% stock dividend.



During the fourth quarter of fiscal 2001, gross profit was impacted by a pretax charge of $16.4 million relating to the write-off of slow-moving and excess inventory and employment reductions. Selling, general and administrative expenses included a pretax charge of $27.1 million related to employment reductions and asset write-offs. These combined charges reduced net income by $30.3 million (net of tax benefit of $13.2 million).

During the fourth quarter of fiscal 1999, gross profit was impacted by a pretax charge of $20.4 million relating to the write-off of certain production tooling and related capacity adjustments. Selling, general and administrative expenses included a pretax charge of $6.0 million related to the costs to close manufacturing operations in Taiwan, South Africa and Canada. These combined charges reduced net income by $20.7 million (net of tax benefit of $5.7 million). The fourth quarter also included a $20.7 million favorable tax adjustment due to the utilization of foreign tax credits, a tax holiday in several Far East jurisdictions and resolution of various tax issues.