Form 10-K, Exhibit 13
period 2002-06-30
MOLEX INC
filed 2002-09-20
CIK 67472

EXHIBIT 13


Ten-Year Financial Highlights Summary
(in thousands, except per share data)

Operations             2002        2001        2000        1999        1998

Net revenue         $1,711,497  $2,365,549  $2,217,096  $1,711,649  $1,622,975

Gross profit           542,035     858,489     854,889     673,338     670,709

Income before income
 taxes and minority
 interest               93,221     291,416     323,694     230,214     274,823

Income taxes            16,684      87,424     100,810      52,363      92,490

Net income              76,479     203,919     222,454     178,029     182,243

Earnings per
 common share:(1)
   Basic                  0.39        1.04        1.13        0.92        0.93
   Diluted                0.39        1.03        1.12        0.91        0.92

Net income as
 a percent of
 net revenue              4.5%        8.6%       10.0%       10.4%       11.2%

Financial Position

Current assets      $  915,343  $  891,865  $1,023,009  $  881,338  $  867,791

Current liabilities    359,593     374,106     475,449     342,441     336,275

Working capital        555,750     517,759     547,560     538,897     531,516

Current ratio              2.5         2.4         2.2         2.6         2.6

Property, plant and
 equipment, net      1,067,590   1,092,567     980,775     809,602     676,161

Total assets         2,253,920   2,213,627   2,247,106   1,902,012   1,639,634

Long-term debt          14,223      19,351      21,593      20,148       5,566

Capital leases           3,626       6,114           -           -           -

Shareholders' equity 1,827,652   1,765,640   1,705,804   1,500,537   1,261,570

Return on beginning
 shareholders' equity     4.3%       12.0%       14.8%       14.1%       14.7%

Dividends per
 common share(1)          0.10        0.10        0.09        0.05        0.05

Weighted average
 common shares
 outstanding:(1)
   Basic               194,327     195,471     196,060     194,340     195,750
   Diluted             195,986     197,633     198,208     195,631     197,971

(1) Restated for the following stock dividends: 25%-January 2000;
    25%-November 1997.

                                       26


Management's Discussion of Financial Condition and Results of Operations


Financial Highlights

Fiscal 2002 proved to be the most challenging year Molex has faced during its 64-year history. Revenue for the year of $1.71 billion was down 27.6 percent from the prior fiscal year. Net income for the year of $76.5 million, which included a second- quarter charge of $25.3 million (net of tax benefit of $8.9 million), declined 62.5 percent from last year. Management's early action in responding to the recession allowed Molex to maintain profitability for the year. Our strategy included sharply scaling costs to be in line with lower revenue, while maintaining our investment in new product development to better position the Company for a recovery.


Investor Returns

Molex is committed to providing its shareholders with a high return on their investment. The Company's total shareholder return (including reinvestment of dividends) over the last five years has averaged an annual compounded return of
8.5 percent on Molex Common Stock and 4.5 percent on Molex Class A Common
Stock.

A $100 investment in Molex Common Stock at June 30, 1997, together with the reinvestment of dividends, would be worth $150 at June 30, 2002, and a similar investment in Molex Class A Common Stock would be worth $125 at June 30, 2002.

In January 2000, the Molex Board of Directors distributed a 25 percent stock dividend. All shares outstanding and earnings and dividends per share have been retroactively restated for the stock dividend.

Molex Common Stock / High-Low-Close by Quarter


[GRAPHIC OMITTED]




Five-Year Cumulative Total Return
(Fiscal years ended June 30)


[GRAPHIC OMITTED]



Financial Position and Liquidity

Molex continues to maintain a strong financial position, funding capital projects and working capital needs principally out of operating cash flows and cash reserves, while maintaining a relatively low level of debt. Cash and marketable securities at June 30, 2002 totaled $313.3 million, an increase of $105.5 million over the prior year, and represented 13.9 percent of total consolidated assets.

The Company's long-term financing strategy is to rely on internal sources of funds for investing in plant, equipment and acquisitions. Management is confident that the Company's liquidity and financial flexibility are adequate to support current and future growth. Molex has historically used external borrowings only when a clear financial advantage exists. The Company has available lines of credit totaling $107.0 million, of which $104.3 million remain unused at June 30, 2002.

Net cash provided from operations was $395.6 million during fiscal 2002. The lower level of net income provided in fiscal 2002 in comparison with the prior year was offset in large part by a $99.1 million increase from last year in cash flows from working capital. Accounts receivable declined from the prior year due to lower revenue, as did inventories, which were also impacted by a managed effort to reduce stock levels.

Contractual Obligations and Commercial Commitments

Contractual Obligations
 Due By Year                2003     2004     2005     2006   2007 and after
                          -------  -------   ------   ------  --------------
Long-term debt            $ 1,405  $ 1,450   $1,501   $3,555    $ 7,717
Capital lease obligations   7,803    3,737    1,151      490        745
Operating leases           13,641    6,034    2,748    1,315      6,020

Total contractual cash    -------  -------   ------   ------  --------------
 obligations              $22,849  $11,221   $5,400   $5,360    $14,482


Commercial commitments consist of $2.7 million drawn on the Company's existing lines of credit. Commitments expire as follows: $1.7 million in 2003 and $1.0 million after 2006.
                                       27

Net cash used for investing activities was $223.6 million in fiscal 2002, primarily due to capital expenditures and an increase in our level of investment in marketable securities. Molex's capital expenditures for fiscal 2002 of $172.5 million were scaled back from the prior year due to the severity of the economic slowdown, which created excess capacity in some locations. During fiscal 2002, Molex added new facilities in China, Korea, Poland and India while closing certain facilities in Mexico, France and the United States. In fiscal 2002, Molex facility floor space worldwide increased 9.5 percent to
6.9 million square feet.

Net cash used for financing activities was $106.1 million in fiscal 2002, primarily for the purchase of Treasury Stock. The Company purchased 2,902,000 shares of Class A Common Stock during fiscal 2002, and an aggregate total of 1,230,000 shares of Common and Class A Common Stock during fiscal 2001. The Company's Board of Directors has authorized the purchase of up to $100 million of Class A Common Stock during fiscal 2003.


Percentage of Net Revenue
Fiscal year ended June 30,

                           2002    2001    2000
                          -------  ------  ------
Net revenue                100.0%  100.0%  100.0%
Cost of sales               68.3    63.7    61.4
Gross profit                31.7    36.3    38.6
S, G & A expenses           25.8    24.5    24.3
Income from operations       5.9    11.8    14.3
Total other income          (0.4)    0.5     0.3
Income before income taxes   5.5    12.3    14.6
Income taxes                 1.0     3.7     4.6
Net income                   4.5%    8.6%   10.0%


U.S. Dollar Percentage Change      2002-2001       2001-2000
                                   ---------       ---------
Net revenue                         (27.6)%            6.7%
Cost of sales                       (22.4)            10.6
Gross profit                        (36.9)             0.4
S, G & A expenses                   (23.7)             7.4
Income from operations              (64.2)           (11.5)
Total other income                 (158.4)            53.4
Income before income taxes          (68.0)           (10.0)
Income taxes                        (80.9)            13.3
Net income                          (62.5)%           (8.3)%


Fiscal 2002 Compared with Fiscal 2001

Net revenue for fiscal 2002 was $1.71 billion, a 27.6 percent decline from $2.37 billion reported in the prior year. Excluding the impact of exchange rates, the decline was 26.0 percent. All regions were impacted by this worldwide decline in business levels and all were required to take drastic measures to reduce costs and improve efficiency levels to be in line with the lower revenue. In fiscal 2002, international operations generated net revenue of $1.04 billion or 61.0 percent of total Molex net revenue.

In the Americas region, net revenue was down 35 percent from the prior year. The markets most severely impacted by the downturn were the telecommunications infrastructure and fiber optics markets. Automotive was flat to slightly down, as inventories in the channels and dealerships stayed lean and consumer spending on automobiles remained level despite the economy. Industrial division product revenue was impacted by the lower level of capital investment during fiscal 2002, while networking applications and other data market related high end products such as storage systems, mainframes and servers were all down due to cutbacks in spending by original equipment manufacturers (OEMs). In addition, while the level of customer design activity continued, the conversion of design into production remained very slow as customers struggle with increasing their end-market new product sales. Overall, the region did experience sequential improvement in revenue during the latter two quarters of fiscal 2002 due to increased demand in several markets, but visibility remains very limited.

Net revenue in the Far East North region during fiscal 2002 declined 29 percent in U.S. dollars and 23 percent in local currencies compared with the prior year. Molex Japan, the principal operating company in this region, was impacted by the Japanese economy, which was hit especially hard as its local markets continued to shrink overall. Exports were depressed by the weaker economies in Europe and the Americas, which historically have been strong areas for Japan microminiature and data products. Also, Japanese customers began to transfer more programs to the Far East South region. This set of events required the successful implementation of a number of programs focused on reducing costs and inventories. In addition, consumer programs were slower to develop than anticipated early in the year and, when finally implemented, had reduced connector content and were priced lower to be successful in the market. Data and telecom related products were also adversely impacted in both Japan and across the export markets into which Japan has traditionally sold. The Korean economy faired better for our operations, with revenue in the second half of the fiscal year exceeding those in the comparable prior year period.
Investment in new product development remains a priority for the entire region, especially in newly emerging markets, to position Molex well for an economic recovery.

In the Far East South, net revenue decreased seven percent in U.S. dollars during fiscal 2002 and five percent in local currencies. New programs such as sockets for next generation microprocessors, cell phones and the transfer of Japanese consumer programs bolstered the region's growth in the face of slackened demand for its traditional desktop and notebook products. Wins in peripheral products such as storage disk drive devices and the growing concentration of contract manufacturers in the region both helped support revenue levels in the face of overall demand reductions. Also of benefit was the transfer of many customer programs from Europe and the Americas to this region. As demand fell across the world for electronics products, lower cost capacity in this region was used more extensively than capacity in higher cost areas in the Americas and Europe.
                                       28

Net revenue in the European region during fiscal 2002 declined 28 percent in U.S. dollars and 29 percent in local currencies from the prior year. The disproportionate weighting in this region towards telecom made it more vulnerable to the downturn than in other regions. Sales of cell phones and telecom infrastructure were hurt by the slowdown in customer capital spending. The Company's careful credit evaluation of customers in financial difficulty also resulted in reduced revenue from telecom customers. General market and distribution sales were more stable during the year but could not compensate for the declining sales to OEMs throughout the region. Many of the Company's key OEM customers encoun-tered significant difficulties during the year, further delaying the chance to turn an awarded contract into revenue-generating products. In addition, the closure of the France membrane switch business further hurt the region's revenue, as did price erosion, which was higher in this region than in the Company overall.

During the second quarter of fiscal 2002, the Company recorded a pretax charge of $34.2 million ($25.3 million, net of tax benefit of $8.9 million) comprising $18.7 million to reflect costs associated with a further reduction in the global workforce of approximately 800 people, $10.0 million to reflect the lower current value of investments in other companies and $5.5 million of asset write- down costs related to certain operations being closed.

The consolidated gross profit declined to 31.7 percent of net revenue in fiscal 2002 from 36.3 percent during fiscal 2001, principally due to higher depreciation expenses. Depreciation expenses as a percent of net revenue was
10.9 percent compared with 7.5 percent last year. Inventory reductions made throughout the year to align production levels with revenue levels contributed to the decline in gross profit margin. Price erosion was more severe than in previous years, but was partially offset by the material cost reductions on most products due to more favorable pricing for raw materials and purchased components. In addition, many plants implemented four-day work weeks, extended vacations or other measures to reduce variable costs as much as possible to counteract lower revenue.

Fiscal 2002 gross profit was also impacted by $7.1 million of the aforementioned second quarter charge due to costs from the manufacturing related employment reductions. Fiscal 2001 gross profit included a $16.4 million pretax charge related to additional slow-moving and excess inventory write-offs and employment reductions.

Selling, general and administrative expenses of $441.9 million declined 23.7 percent or $137.0 million from the prior year, but as a percentage of net revenue increased from 24.5 percent in fiscal 2001 to 25.8 percent during fiscal 2002 due to lower revenue in fiscal 2002. Cost reductions in place during fiscal 2002 included across the board salary reductions from six percent to greater than 40 percent for the year, no bonus provision and sharp reductions in discretionary spending. Fiscal 2002 also included $15.7 million as part of the second quarter pretax charge related to employment reductions in selling and administrative areas, while fiscal 2001 included a $27.1 million pretax charge related to employment reductions and asset write-offs.

Research and development expenditures were $111.8 million or 6.5 percent of net revenue during fiscal 2002, compared with $134.6 million or 5.7 percent of net revenue in the prior year. These expenditures contributed to the release of 403 new product families and the granting of 464 new patents during the year. In fiscal 2002, 27.5 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex continued its long-term commitment to reinvesting its profits in new product design and tooling to maintain and enhance the Company's competitive position.

Net interest income declined 12.8 percent during fiscal 2002 due to overall lower interest rates on invested cash balances, as well as higher interest expense due to capital lease payments.

The effective income tax rate was 17.9 percent for fiscal 2002 compared with
30.0 percent in fiscal 2001. The rate for the current year was affected by a $5.0 million one-time tax benefit related to certain operations being closed as a result of the second quarter charge. This tax benefit and the tax impact of the second quarter charge reduced the effective tax rate by six percentage points. The remaining reduction in the effective tax rate from the prior year reflected a change in the mix of the Company's pretax earnings from higher rate jurisdictions in which the Company operates to lower rate jurisdictions, principally in the Far East South, as well as the ongoing global effort to reduce its income tax burden through a disciplined repatriation strategy and better planning.

Net income declined 62.5 percent to $76.5 million during fiscal 2002. Excluding the effect of foreign exchange rates, which decreased net income by $3.1 million, net income was down 61.0 percent. Fiscal 2002 net income includes a charge of $25.3 million (net of tax benefit of $8.9 million) to reflect costs associated with employment reductions, the lower current value of investments in other companies and asset write-downs related to certain operations being closed. Fiscal 2001 net income includes a charge of $30.3 million (net of tax benefit of $13.2 million) related to slow and excess inventory write-offs, employment reductions and asset write-offs. Earnings per share was $0.39 during fiscal 2002 compared with $1.03 during fiscal 2001.

                                       29

Comprehensive income includes all non-shareholder changes in equity and consists of net income, foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. The change in comprehensive income for the year was due mainly to net income and foreign currency translation adjustments. During fiscal 2002, the U.S. dollar was weaker versus the Japanese yen and the Euro when compared with the prior year, resulting in an increase in comprehensive income.

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

In the Far East North, net revenue decreased 6.4 percent in U.S. dollars and remained steady with the prior year in local currencies during fiscal 2001. A strong first half in the consumer markets was tempered by a weaker second half in which a general slowdown of the overall export market for Japan, as well as the continued sluggishness in the Japanese economy, weakened domestic capital and personal consumption. Investment in new products continued in order to be well positioned for an economic recovery.

In the Far East South, net revenue grew 5.5 percent in U.S. dollars during fiscal 2001 and 7.6 percent in local currencies. The first half of fiscal 2001 was driven by strong sales in the personal computer, computer peripheral and mobile product markets. Inventory reductions by contract manufacturers and OEMs whom the Company supplies resulted in lower than expected growth during the second half of the year. A slowdown in markets such as personal computers, coupled with price erosion that offset any volume gains, also impacted results in the second half.

Europe's net revenue increased 27.4 percent in local currencies over the prior year, however, only 13.5 percent in U.S. dollars. The region benefited from strength in the telecommunications and fiber optic markets.

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

Future Accounting Changes

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." These statements address the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets and the accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, respectively. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale. Both statements will be effective for the Company's fiscal year beginning July 1, 2002. The Company has evaluated SFAS No. 143 and SFAS No. 144 and determined that the impact on the consolidated financial statements is not material.
                                       30

The Financial Accounting Standards Board recently issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

Outlook

Molex is emerging from the most difficult and longest recession in its history and believes that the connector market will progressively return to more normal year-over-year growth levels. Our strong financial position provided stability during the downturn and is increasingly mentioned as a major competitive advantage by our customers. We will continue to focus on serving our customers, increasing our profits and gaining market share primarily through reinvestment. We expect revenue to increase 12 percent to 15 percent during fiscal 2003 and profits to grow faster than revenue, due to our profit leverage and cost reductions.

To further expand the Company's global presence, offer innovative products at an accelerated pace and position itself for growth as the global economy improves, Molex plans to invest $170 million to $180 million in capital expenditures and approximately $124 million in research and development for the fiscal year ending June 30, 2003. The Company continues to emphasize expansion in still promising markets such as telecommunications, networking, automotive and systems sales, while working to further strengthen its significant position as a leader in the computer and consumer markets. Molex remains committed to providing high quality products and a full range of services to customers wherever they may be located in the world.

The Company has made continued investment in new product development a priority during this slowdown and expects it will emerge from the recession with an expanded share of industry sales and profits.

The Company is subject to environmental laws and regulations in the countries in which it operates. Molex has designed an environmental program to reduce the generation of potentially hazardous materials during its manufacturing process and believes it continues to meet or exceed local government regulations.

Quantitative and Qualitative Disclosures about Market Risk

The Company is subject to market risk associated with changes in foreign currency exchange rates, interest rates and certain commodity prices. The Company mitigates its foreign currency exchange rate risk principally through the establishment of local production facilities in the markets it serves and invoicing of customers in the same currency as the source of the products. Molex also monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system, the establishing of contra-currency accounts in several international subsidiaries, development of natural hedges and occasional use of foreign exchange contracts to protect or preserve the value of intercompany cash flows. No material foreign exchange contracts were in use at June 30, 2002.

The Company has implemented a formalized treasury risk management policy that describes the procedures and controls over derivative financial and commodity instruments. Under the policy, the Company does not use derivative financial or commodity instruments for speculative purposes, and the use of such instruments is subject to strict approval levels by senior officers. Typically, the use of derivative instruments is limited to hedging activities related to specific foreign currency cash flows or to enhance the liquidity of the Company's portfolio of marketable securities. The Company's $99.8 million of marketable securities are principally debt instruments that generate interest income for the Company on temporary excess cash balances. These instruments contain embedded derivative features that enhance the liquidity of the portfolio by enabling the Company to liquidate the instrument prior to the stated maturity date. The Company's exposure related to derivative instrument transactions is, in the aggregate, not material to Molex's financial position, results of operations or cash flows.

Interest rate exposure is principally limited to the $99.8 million of marketable securities owned by the Company and $14.2 million of long-term debt. The Company does not actively manage the risk of interest rate fluctuations. However, such risk is mitigated by the relatively short-term nature of its investments-less than 12 months-and the fixed-rate nature of its long-term debt.

Molex does not have material exposure to off-balance sheet arrangements, including special purpose entities and activities that include non-exchange traded contracts accounted for at fair value. Due to the nature of its operations, Molex is not subject to significant concentration risks relating to customers, products, or geographic locations.

                                       31

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

Fred A. Krehbiel
Co-Chairman of the Board

John H. Krehbiel, Jr.
Co-Chairman of the Board

J. Joseph King
Vice Chairman and
Chief Executive Officer

Robert B. Mahoney
Corporate Vice President, Treasurer and Chief Financial Officer


Independent Auditors' Report

To the Shareholders and Board of Directors, Molex Incorporated, Lisle, Illinois

We have audited the accompanying consolidated balance sheets of Molex Incorporated and its subsidiaries as of June 30, 2002 and 2001 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Molex Incorporated and its subsidiaries as of June 30, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Chicago, Illinois
July 23, 2002
                                       32

Consolidated Balance Sheets
(in thousands, except per share data)



Assets                                                                 June 30, 2002           June 30, 2001
                                                                      --------------           -------------
Current assets:
Cash and cash equivalents                                              $    213,477            $    138,438
Marketable securities                                                        99,848                  69,394
Accounts receivable:
 Trade, less allowance of $18,697 in 2002 and
 $19,741 in 2001 for returns and doubtful accounts                          386,150                 415,798
Inventories (Note 2)                                                        167,253                 213,637
Deferred income taxes (Note 4)                                               27,307                  39,445
Prepaid expenses                                                             21,308                  15,153
                                                                          ---------               ---------
Total current assets                                                        915,343                 891,865

Property, plant and equipment at cost (Note 2)                            2,482,105               2,295,083
Less accumulated depreciation and amortization                           (1,414,515)             (1,202,516)
                                                                          ---------               ---------
Net property, plant and equipment                                         1,067,590               1,092,567

Goodwill, less accumulated amortization of $30,469
 (Notes 2 and 9)                                                            160,180                 156,697
Non-current deferred income taxes (Note 4)                                   61,000                  26,800
Other assets                                                                 49,807                  45,698
                                                                          ---------               ---------
                                                                       $  2,253,920            $  2,213,627
                                                                          ---------               ---------
Liabilities and Shareholders' Equity

Current liabilities:

Short-term loans and current portions of long-term
 debt and capital leases  (Notes 7 and 8)                              $     10,128            $     11,201
Accounts payable                                                            184,630                 178,035
Accrued expenses:
 Salaries, commissions and bonuses                                           28,144                  48,578
 Severance                                                                   16,105                  25,328
 Other                                                                       77,693                  67,326
Income taxes payable (Note 4)                                                37,893                  38,638
Dividends payable                                                             5,000                   5,000
                                                                          ---------               ---------
Total current liabilities                                                   359,593                 374,106

Other non-current liabilities                                                 6,346                   8,398
Accrued postretirement benefits (Note 6)                                     41,999                  37,660
Long-term debt (Note 8)                                                      14,223                  19,351
Obligations under capital leases (Note 7)                                     3,626                   6,114
Minority interest in subsidiaries                                               481                   2,358

Commitments and contingencies (Note 7)                                            -                       -

Shareholders' equity (Notes 3 and 11):

Common Stock, $0.05 par value; 200,000 shares authorized;
 109,451 shares issued at 2002 and 109,097 shares issued at 2001              5,473                   5,455

Class A Common Stock, $0.05 par value; 200,000 shares authorized;
 103,008 shares issued at 2002 and 102,752 shares issued at 2001              5,150                   5,137

Class B Common Stock, $0.05 par value; 146 shares authorized;
 94 shares issued at 2002 and 2001                                                5                       5

Paid-in capital                                                             311,631                 289,683

Retained earnings                                                         1,937,488               1,880,450

Treasury stock (Common Stock, 9,893 shares at 2002
 and 9,915 shares at 2001; Class A Common Stock,
 9,624 shares at 2002 and 6,717 shares at 2001), at cost                   (362,479)               (281,469)

Deferred unearned compensation (Note 11)                                    (27,262)                (28,407)

Accumulated other comprehensive income:

 Cumulative translation and other adjustments                               (42,354)               (105,214)
                                                                          ---------               ---------
Total shareholders' equity                                                1,827,652               1,765,640
                                                                          ---------               ---------
                                                                       $  2,253,920            $  2,213,627
                                                                          ---------               ---------

The accompanying notes are an integral part of these consolidated financial statements.
                                       33

Consolidated Statements of Income
(in thousands, except per share data)

For the year ended June 30,                                      2002            2001            2000
                                                            ------------     ------------   ------------
Net revenue                                                 $  1,711,497     $  2,365,549   $  2,217,096

Cost of sales                                                  1,169,462        1,507,060      1,362,207
                                                               ---------        ---------      ---------
Gross profit                                                     542,035          858,489        854,889
                                                               ---------        ---------      ---------

Selling, general and administrative expenses:

Selling                                                          145,004          180,485        162,373

General and administrative                                       296,903          398,414        376,530
                                                               ---------        ---------      ---------
Total selling, general and administrative expenses               441,907          578,899        538,903
                                                               ---------        ---------      ---------
Income from operations                                           100,128          279,590        315,986
                                                               ---------        ---------      ---------
Other income (expense):

Impairment charge on investments in other companies              (12,570)          (2,763)             -

Interest, net                                                      5,986            6,854          7,417

Other                                                               (323)           7,735            291
                                                               ---------        ---------      ---------
Total other income/(expense)                                      (6,907)          11,826          7,708
                                                               ---------        ---------      ---------
Income before income taxes and minority interest                  93,221          291,416        323,694

Income taxes (Note 4)                                             16,684           87,424        100,810
                                                               ---------        ---------      ---------
Income before minority interest                                   76,537          203,992        222,884

Minority interest                                                    (58)             (73)          (430)
                                                               ---------        ---------      ---------
Net income                                                  $     76,479     $    203,919   $    222,454
                                                               ---------        ---------      ---------
Earnings per common share (Based upon weighted average
common shares outstanding) (Notes 2 and 3):
        Basic                                               $       0.39     $       1.04   $       1.13
        Diluted                                             $       0.39     $       1.03   $       1.12

Dividends per common share (Note 3)                         $       0.10     $       0.10   $       0.09

Weighted average common shares outstanding (Notes 2 and 3):

        Basic                                                    194,327          195,471        196,060
        Diluted                                                  195,986          197,633        198,208

The accompanying notes are an integral part of these consolidated financial statements.
                                       34

Consolidated Statements of Shareholders' Equity
(in thousands)

                                                                                                       Accumulated
                                    Class A  Class B                                     Deferred        Other           Total
                            Common  Common   Common   Paid-In    Retained   Treasury     Unearned     Comprehensive   Shareholders'
                            Stock   Stock    Stock    Capital    Earnings    Stock     Compensation     Income          Equity
                           -------  -------  -------  -------    --------   --------   ------------   -------------   -------------


Balance, July 1, 1999      $ 4,306  $ 4,104   $  5    $233,806  $1,491,337 $(193,317)   $ (21,996)     $ (17,708)    $  1,500,537

Comprehensive income:
 Net income                                                        222,454                                                222,454
 Translation adjustments                                                                                  26,131           26,131
 Unrealized investment loss                                                                               (1,461)          (1,461)

Total comprehensive income                                                                                                247,124

Cash dividends declared                                            (17,629)                                               (17,629)
Stock dividend               1,086    1,026             (2,112)                                                                 -
Stock options
  -granted                                              12,571                            (12,571)                              -
  -exercised                    22        2              5,431                  (584)                                       4,871
  -cancelled                                            (1,071)                             1,059                             (12)
Stock bonus                      1                         828                                                                829
Treasury stock
  -purchases                                                                 (49,607)                                     (49,607)
  -reissuances                                           1,405                 1,315                                        2,720
Deferred unearned
 compensation amortization                                                                  7,720                           7,720
Stock option tax benefit
 and other                       3                       8,948                   300                                        9,251

Balance, June 30, 2000       5,418    5,132      5     259,806   1,696,162  (241,893)     (25,788)         6,962        1,705,804

Comprehensive income:
 Net income                                                        203,919                                                203,919
 Translation adjustments                                                                                (110,583)        (110,583)
 Unrealized investment loss                                                                               (1,593)          (1,593)

Total comprehensive income                                                                                                 91,743

Cash dividends declared                                            (19,631)                                               (19,631)
Stock options
  -granted                                              13,787                            (13,787)                              -
  -exercised                    35        5             10,449                  (921)                                       9,568
  -cancelled                                            (1,544)                             1,770                             226
Stock bonus                      2                         974                                                                976
Treasury stock
  -purchases                                                                 (39,908)                                     (39,908)
  -reissuances                                           1,907                 1,253                                        3,160
Deferred unearned
 compensation amortization                                                                  9,398                           9,398
Stock option tax benefit                                 4,304                                                              4,304


Balance, June 30, 2001       5,455    5,137      5     289,683   1,880,450  (281,469)     (28,407)      (105,214)       1,765,640

Comprehensive income:
 Net income                                                         76,479                                                 76,479
 Translation adjustments                                                                                  61,512           61,512
 Reclass of unrealized
  investment loss                                                                                          1,348            1,348

Total comprehensive income                                                                                                139,339

Cash dividends declared                                            (19,441)                                               (19,441)
Stock options
  -granted                                              10,280                            (10,280)                              -
  -exercised                    17       13              7,322                (1,332)                                       6,020
  -cancelled                                            (3,059)                             2,925                            (134)
Stock bonus                      1                       3,463                             (2,610)                            854
Treasury stock
  -purchases                                                                 (80,165)                                     (80,165)
  -reissuances                                           1,084                 1,294                                        2,378
Deferred unearned
 compensation amortization                                                                 11,110                          11,110
Stock option tax benefit
 and other                                               2,858                  (807)                                       2,051

Balance, June 30, 2002     $ 5,473  $ 5,150   $  5    $311,631  $1,937,488 $(362,479)   $ (27,262)     $ (42,354)    $  1,827,652

The accompanying notes are an integral part of these consolidated financial statements.
                                       35

Consolidated Statements of Cash Flows
(in thousands)


For the year ended June 30,                                    2002            2001            2000
                                                            ----------      ----------      ----------
Cash and cash equivalents, beginning of year                $  138,438      $  164,288      $  182,992
Cash and cash equivalents were provided from (used for):

Operations:

Net income                                                      76,479         203,919         222,454
Add (deduct) non-cash items included in net income:
Depreciation and amortization                                  223,687         217,954         196,352
Impairment charge on investments in other companies             12,570           2,763               -
Deferred income taxes                                          (19,785)         (3,804)        (17,942)
Loss on sale of property, plant and equipment                    1,654           2,450             325
Fixed asset write-downs included in special charges              5,452           3,043               -
Minority interest                                                   58              73             430
Amortization of deferred unearned compensation                  11,110           9,398           7,720
Amortization of deferred investment grants                        (195)           (514)           (599)
Other debits (credits) to earnings, net                            664          (3,571)         (1,290)

Current items:
Accounts receivable                                             46,841          63,463        (111,734)
Inventories                                                     52,798          11,358         (43,066)
Prepaid expenses                                                 7,034         (24,663)          1,585
Accounts payable                                                  (408)        (77,164)        111,389
Accrued expenses                                               (21,069)         30,612          (7,287)
Income taxes payable                                            (1,261)        (18,765)          9,590
                                                               --------        --------        --------
Net cash provided from operations                              395,629         416,552         367,927

Investments:

Purchases of property, plant and equipment                    (172,497)       (376,300)       (337,316)
Proceeds from sale of property, plant and equipment              4,751           5,731          15,590
Purchases of businesses, net of cash acquired                   (4,702)              -         (38,877)
Proceeds from sale of marketable securities                  3,949,363       4,418,250       4,557,854
Purchases of marketable securities                          (3,979,817)     (4,410,689)     (4,550,935)
(Increase) decrease in other assets                            (20,725)        (14,002)         15,527

Net cash used for investments                                 (223,627)       (377,010)       (338,157)

Financing:

Increase (decrease) in short-term loans                           (853)            187          (2,349)
Decrease in long-term debt                                      (5,447)         (1,678)         (2,955)
Increase in long-term debt                                         318             308           4,400
Cash dividends paid                                            (19,462)        (19,555)        (15,087)
Principal payments on capital leases                            (8,926)              -               -
Exercise of stock options                                        6,020           9,568           4,871
Purchase of treasury stock                                     (80,165)        (39,908)        (49,607)
Reissuance of treasury stock                                     2,378           3,160           2,720

Net cash used for financing                                   (106,137)        (47,918)        (58,007)

Effect of exchange rate changes on cash                          9,174         (17,474)          9,533

Net increase (decrease) in cash and cash equivalents            75,039         (25,850)        (18,704)

Cash and cash equivalents, end of year                      $  213,477      $  138,438      $  164,288

Supplemental disclosure of cash flow information

Cash paid during the year for:
Interest                                                    $    2,225      $    2,837      $    1,740
Income taxes                                                $   46,188      $   87,862      $   85,561


The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
(in thousands, except per share data)

(1) Nature of Operations

Molex Incorporated manufactures electronic components, including electrical and fiber optic interconnection products and systems; switches; value-added assemblies; and application tooling in 55 plants in 19 countries throughout the world.

(2) Summary of Significant Accounting Policies

The following is a summary of the major accounting policies and practices of Molex Incorporated and subsidiaries that affect significant elements of the accompanying consolidated financial statements.

(A) Principles of Consolidation The consolidated financial statements include the accounts of Molex Incorporated and its majority-owned subsidiaries (the Company or Molex). All material intercompany balances and transactions have been eliminated. Subsidiaries in which the Company's ownership is 20 percent to 50 percent are accounted for using the equity method.

Molex does not have material exposure to off-balance sheet arrangements, including special purpose entities and activities that include non-exchange traded contracts accounted for at fair value. Due to the nature of its operations, Molex is not subject to significant concentration risks relating to customers, products, or geographic locations.

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

(D) Currency Translation Assets and liabilities of international entities have been translated at period-end exchange rates and income and expenses have been translated using weighted average exchange rates for the period.

(E) Marketable Securities Marketable securities consist of a variety of highly liquid investments, with maturities generally three months to 12 months. These investments, which are principally government and municipal debt securities, are carried at their fair value. These marketable securities are classified as trading securities and, accordingly, marked-to-market adjustments are recorded in the income statement.

(F) Fair Value of Financial Instruments The Company's financial instruments include accounts receivable and payable, marketable securities and long-term debt. The carrying amounts of the financial instruments approximate their fair value.

(G) Inventories Inventories are valued at the lower of first-in, first-out cost or market. Inventories at June 30 consist of the following:


                                            2002         2001
                                         ---------    ---------
Raw materials                            $  25,753    $  33,729
Work in progress                            63,180       87,776
Finished goods                              78,320       92,132
                                         ---------    ---------
                                         $ 167,253    $ 213,637
                                         ---------    ---------

(H) Property, Plant and Equipment Property, plant and equipment is reported at cost less accumulated depreciation, which is provided substantially on a straight-line basis for financial statement purposes and on accelerated methods for tax purposes. At June 30, property, plant and equipment consists of the following:

                                            2002         2001
                                         ---------    ---------
Land and improvements                   $  77,331    $  70,433
Buildings and leasehold improvements       478,100      446,148
Machinery and equipment                  1,279,372    1,181,168
Molds and dies                             540,749      473,941
Construction-in-progress                   106,553      123,393
                                         ---------    ---------
                                        $2,482,105   $2,295,083
                                         ---------    ---------

The estimated useful lives are as follows:

Buildings				25-45 years
Machinery and equipment                  3-10 years
Molds and dies                            3-4 years

Costs of leasehold improvements are amortized over the terms of the related leases using various methods. The carrying value of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted.

(I) Research and Development and Patent Costs   Costs incurred in connection
with the development of new products and applications are charged to operations as incurred. Total research and development costs equaled $111,771 in 2002; $134,637 in 2001; and $128,839 in 2000.

Included in these totals are patent costs of $4,564; $6,740; and $5,921 for the years ended June 30, 2002, 2001 and 2000, respectively.

(J) Revenue Recognition The Company recognizes revenue at the date of shipment when risk of ownership transfers to the buyer. A liability for estimated returns based on historical return data is established at the time of sale to cover returns of defective product.

(K) Derivative Instruments and Hedging Activities The use of derivative instruments is limited primarily to hedging activities related to specific foreign currency cash flows or to enhance the liquidity of the Company's portfolio of marketable securities. At year-end, all outstanding derivatives were recorded on the consolidated balance sheet at fair value. For the year ended June 30, 2002, holding gains and losses on such instruments were not material to the results of operations.

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

                                        2002     2001    2000
                                      -------  -------  -------
Basic                                 194,327  195,471  196,060
Effect of dilutive stock options        1,659    2,162    2,148
Diluted                               195,986  197,633  198,208

Anti-dilutive shares                      623      621        -


(M) Goodwill and Intangible Assets   The Company adopted Statement of Financial
Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," as of July 1, 2001. This statement changes the accounting for goodwill and intangible assets, which are no longer amortized unless, in the case of intangible assets, the asset has a finite life. Goodwill, as well as intangible assets with indefinite lives, are now subject to an annual test for impairment. Upon adoption, the required initial benchmark evaluation was performed, as was an annual review again at May 31, 2002, both resulting in no impairment in the value of the Company's goodwill and other intangible assets. During the years ended June 30, 2002 and 2001, the carrying amount of the Company's goodwill changed solely due to goodwill resulting from business acquisitions. The Company did not record a goodwill impairment loss in either year.

Comparative information for prior years as if goodwill had not been amortized in those periods is as follows:

For the Years Ended June 30,             2002       2001       2000
                                      ---------  ---------  ---------
Reported net income                   $  76,479  $ 203,919  $ 222,454
Add back: Goodwill amortization               -     10,058      8,177

Adjusted net income                   $  76,479  $ 213,977  $ 230,631

Basic earnings per share:
Reported net income                   $    0.39  $    1.04  $    1.13
Add back: Goodwill amortization               -       0.05       0.04
Adjusted net income                   $    0.39  $    1.09  $    1.17

Diluted earnings per share:
Reported net income                   $    0.39  $    1.03  $    1.12
Add back: Goodwill amortization               -       0.05       0.04
Adjusted net income                   $    0.39  $    1.08  $    1.16


All of the Company's intangible assets are recorded in "Other Assets" and are subject to amortization as follows:

                                 License fees    Patents    Total
                                 ------------    -------   --------
At June 30, 2002:
  Gross carrying value             $ 17,028      $   565   $ 17,593
  Accumulated amortization           (7,593)        (410)    (8,003)
                                 ------------    -------   --------
Net carrying value                 $  9,435      $   155   $  9,590

At June 30, 2001:
  Gross carrying value             $ 15,228      $   565   $ 15,793
  Accumulated amortization           (2,849)        (267)    (3,116)
                                 ------------    --------  --------
Net carrying value                 $ 12,379      $   298   $ 12,677
                                 ------------    --------  --------

Total amortization expense for intangible assets was $4,887 in 2002 and $2,414 in 2001.

Estimated aggregate amortization expense for intangible assets is as follows:
$3,557 in 2003; $3,043 in 2004; $803 in 2005; $158 in 2006; and $20 in 2007.

(N) Income Taxes The provision for income taxes is determined under the liability method pursuant to SFAS No. 109. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

(O) New Accounting Pronouncements The Company adopted SFAS No. 141, "Business Combinations," as of July 1, 2001. This statement requires the use of the purchase method of accounting for all business combinations, thereby eliminating use of the pooling-of-interests method. The Company has always used the purchase method when accounting for past business combinations, and thus no change in procedures is required going forward.

The Financial Accounting Standards Board has issued SFAS No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." These statements address the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets and the accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, respectively. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale. Both statements will be effective for the Company's fiscal year beginning July 1, 2002. The Company has evaluated SFAS No. 143 and SFAS No. 144 and determined that the impact on the consolidated financial statements is not material.

The Financial Accounting Standards Board recently issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

(P) Reclassifications Certain reclassifications have been made to the prior years' financial statements to conform to the 2002 classifications.

(3) Capital Stock

The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50 percent of the authorized number of shares of Class B Common Stock continues to be outstanding, all matters, other than the election of directors, submitted to a vote of the shareholders must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock, voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action, other than the election of directors, that requires shareholder approval. There are 25 million shares of preferred stock authorized, none of which were issued or outstanding during the three years ended June 30, 2002.

The Class B Common Stock can be converted into Common Stock on a share-for-share basis at any time at the option of the holder. The authorized Class A Common Stock would automatically convert into Common Stock on a share-for-share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of Common Stock and Class B Common Stock would be diluted. The Company's Class B Common Stock outstanding has remained at 94,255 shares throughout the three-year period ended June 30, 2002.

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

Changes in shares of common stock for the years ended June 30 are as follows:

                                                    Class A
                                          Common    Common     Treasury
                                           Stock     Stock      Stock
                                         -------    -------    --------
Shares outstanding at July 1, 1999        86,133     82,073     11,239
Exercise of stock options                    429         40         15
Purchase of treasury stock                                       1,365
Disposition of treasury stock                                      (69)
Issuance of stock bonus                       24
Stock splits effected in the
  form of dividends                       21,674     20,520      2,967
Other                                        103         (4)       (86)
                                         -------    -------     ------
Shares outstanding at June 30, 2000      108,363    102,629     15,431
Exercise of stock options                    704        123         22
Purchase of treasury stock                                       1,230
Issuance of stock bonus                                            (77)
Other                                         30                    26
                                         -------    -------     ------
Shares outstanding at June 30, 2001      109,097    102,752     16,632
Exercise of stock options                    330        256         42
Purchase of treasury stock                                       2,902
Issuance of stock bonus                       24                   (76)
Other                                                               17
                                         -------    -------     ------
Shares outstanding at June 30, 2002      109,451    103,008     19,517
                                         -------    -------     ------

(4) Income Taxes

Income before income taxes and minority interest is summarized as follows:

                                           2002       2001       2000
                                        ---------  --------   --------
United States                           $ (5,686)  $ 98,435   $117,517
International                             98,907    192,981    206,177
                                        ---------  --------   --------
                                        $ 93,221   $291,416   $323,694
                                        ---------  --------   --------
Income tax provisions are as follows:

                                           2002       2001       2000
Currently payable:                      ---------  --------   --------
U.S. Federal                            $  6,825   $ 34,528   $ 22,237
State                                       (525)     1,067      2,691
International                             30,169     55,633     93,824
                                        ---------  --------   --------
                                          36,469     91,228    118,752
Deferred:                               ---------  --------   --------
United States                            (22,185)    (6,013)    (5,717)
International                              2,400      2,209    (12,225)
                                        ---------  --------   --------
                                         (19,785)    (3,804)   (17,942)
                                        ---------  --------   --------
Total provision for income taxes        $ 16,684   $ 87,424   $100,810
                                        ---------  --------   --------

The Company's tax rate differs from the U.S. Federal income tax rate as follows:

                                           2002       2001       2000
                                        ---------  --------   --------
U.S. Federal income tax rate              35.0%      35.0%      35.0%
Permanent tax exemptions                  (8.4)      (2.6)      (2.6)
Foreign tax credits                       (5.4)      (0.6)         -
Investments                               (5.0)         -          -
Valuation allowance                        8.7          -          -
State income taxes, net
        of Federal tax benefit            (0.6)       0.4        0.8
Foreign tax rates less than
        U.S. Federal rate (net)           (6.0)      (2.0)      (1.0)
Other                                     (0.4)      (0.2)      (1.1)
                                        ---------  --------   --------
                                          17.9%      30.0%      31.1%
                                        ---------  --------   --------

As of June 30, 2002 Molex had total non-U.S. net operating loss carryforwards of $22,693 with no expiration dates, which result in deferred tax assets totalling $8,581. A valuation allowance is provided against such assets when it is more likely than not that some portion of the deferred tax asset will not be realized. As of June 30, 2002 Molex had recorded valuation allowances of $8,581 against these carryforwards.

The components of deferred tax assets and liabilities are as follows:

                                                      2002       2001
                                                   --------   --------
Deferred income tax assets:
   Employee benefit programs                       $ 27,396   $ 28,240
   Foreign tax credit carryforwards                  24,708          -
   Inventory reserves                                12,466     24,514
   Net operating loss carryforwards                   8,581        459
   Allowance for doubtful accounts                    5,398      4,602
   Inventory-other                                    4,620      4,721
   Patent costs                                       4,512      4,204
   Severance                                          4,211      7,406
   Valuation allowance                               (8,581)      (459)
   Other deferred items                               4,884      6,714
                                                   --------   --------
Total deferred tax assets                            88,195     80,401
Deferred income tax liabilities:                   --------   --------
   Depreciation and amortization                     (4,010)   (17,975)
   Investments                                       (1,094)    (3,394)
Total deferred tax liabilities                       (5,104)   (21,369)
                                                   --------   --------
                                                   $ 83,091   $ 59,032
                                                   --------   --------

The net deferred tax accounts reported on the balance sheet as of June 30 are as follows:

                                                      2002       2001
Net deferred:                                      --------   --------
   Current asset                                   $ 27,307   $ 39,445
   Non-current asset                                 61,000     26,800
   Current liability                                      -         (1)
   Non-current liability                             (5,216)    (7,212)
                                                   --------   --------
                                                   $ 83,091   $ 59,032
                                                   --------   --------

Molex has not provided for U.S. deferred income taxes or foreign withholding taxes on $407,000 of undistributed earnings of its non-U.S. subsidiaries as of June 30, 2002. Should these earnings be distributed, no additional U.S. income tax expense would be incurred due to the availability of foreign tax credits.

(5) Litigation

In the normal course of business, the Company is a party to various matters involving disputes and litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the consolidated results of operations, financial condition or liquidity of the Company.

(6) Pension and Other Postretirement Benefits

Pension and Other Plans The Company sponsors and/or contributes to pension plans, including defined benefit plans, covering substantially all U.S. hourly employees and certain employees in international subsidiaries. The benefits are primarily based on years of service and the employees' compensation for certain periods during their last years of employment. The Company and certain of its subsidiaries also provide discretionary savings and other defined contribution plans covering substantially all of their salaried employees. Employer contributions to such plans of $10,801; $9,382; and $14,141 were charged to operations during 2002, 2001 and 2000, respectively.

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

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.0 percent in 2002, declining annually to an ultimate rate of 5.0 percent by 2007. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                      1 Percentage          1 Percentage
                                         Point                 Point
                                        Increase              Decrease
                                      ------------          ------------
Effect on total of service and
  interest cost components             $    445              $    (344)
Effect on postretirement
  benefit obligation                   $   2,734             $  (2,169)


As a result of Molex's global workforce reduction over the past year, the Company recognized net curtailment gains for its U.S. pension and postretirement plans of $640 and $113, respectively. Internationally, the Company experienced curtailment and settlement losses of $392 and $718 in its pension plans.

The weighted average assumptions used in computing the following information are presented below:

                                  2002        2002          2002          2001         2001          2001
                                Pension      Pension    Postretirement   Pension      Pension    Postretirement
                               U.S. Plans  Int'l Plans    Other Plans   U.S. Plans  Int'l Plans    Other Plans
                               ----------  -----------  --------------  ----------  -----------  --------------
Discount rates                    7.25%       3.6%          7.25%          7.25%        4.0%          7.25%
Rates of increase
 in compensation                   4.0%       3.2%             -           4.5%         2.3%             -
Expected long-term rates
 of return on plan assets          9.0%       6.4%             -           9.0%         6.9%             -



Notes to Consolidated Financial Statements
(Continued)

Net periodic pension and postretirement benefit costs for the Company's plans consist of the following for the year ended June 30:

                                     Interest Costs                            Amortization of
                                      on Projected   Expected      Recognized   Unrecognized   Recognized  Effect of   Net Periodic
                                        Benefit      Return on       Prior       Transition     (Gains)   Curtailment/   Pension
                       Service Costs   Obligation   Plan Assets   Service Cost   Obligation      Losses    Settlement    Expense
                       ------------- -------------- -----------   ------------ --------------- ---------- ------------ ------------
2002
Pension:
  U.S. plans             $  2,376      $  1,572      $ (1,611)      $    231      $      -      $     -     $   (640)   $  1,928
  International plans       3,372         1,729        (1,463)             -            56         (722)       1,110       4,082
Postretirement
  Other plans               1,019         1,000             -           (292)            -          (11)        (113)      1,603

2001
Pension:
  U.S. plans                1,621         1,282        (1,661)           231             -         (200)           -       1,273
  International plans       4,234         1,922        (1,442)             -            87         (432)           -       4,369
Postretirement
  Other plans                 781           927             -           (292)            -          396            -       1,812
2000
Pension:
  U.S. plans                1,383         1,216        (1,526)           231            66            -            -       1,370
  International plans       3,677         1,861        (1,304)             -            90         (915)           -       3,409
Postretirement
  Other plans                 587           607             -           (292)            -          (21)           -         881


The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.

                                          2002        2002         2002         2001         2001          2001
                                         Pension     Pension   Postretirement  Pension      Pension    Postretirement
                                       U.S. Plans  Int'l Plans   Other Plans  U.S. Plans  Int'l Plans   Other Plans
                                       ----------  ----------- -------------- ----------  -----------  --------------
Change in benefit obligation
  Benefit obligation at
   beginning of year                    $ 21,929    $ 42,399      $ 14,070     $ 16,255    $ 51,966       $ 11,724
  Service cost                             2,376       3,372         1,019        1,621       4,234            781
  Interest cost                            1,572       1,729         1,000        1,282       1,922            927
  Participants contributions                   -         171           129            -         156            142
  Special termination benefits                 -           -             -            -           -            419
  Effect of curtailment                     (845)       (704)         (867)           -           -              -
  Effect of settlement                         -         554             -            -           -              -
  Benefits paid                             (520)     (4,629)         (508)        (412)     (1,964)          (316)
  Liability (gains) losses                (2,001)      7,060           274        3,183      (7,007)           393
  Changes in foreign currency                  -       4,143             -            -      (6,908)             -
                                       ----------  ----------- -------------- ----------  -----------  --------------
Benefit obligation at end of year       $ 22,511    $ 54,095      $ 15,117     $ 21,929    $ 42,399       $ 14,070
                                       ----------  ----------- -------------- ----------  -----------  --------------
Change in plan assets
  Fair value of plan assets at
   beginning of year                    $ 18,143    $ 19,604      $      -     $ 18,690    $ 21,319       $      -
  Actual return on plan assets               518      (2,209)            -         (135)        615              -
  Employer contributions                     300       3,702           379            -         654            174
  Participants contributions                   -         171           129            -         156            142
  Effect of settlement                         -        (164)            -            -           -              -
  Benefits paid                             (520)     (4,287)         (508)        (412)     (1,964)          (316)
  Changes in foreign currency                  -       2,705             -            -      (1,176)             -
                                       ----------  ----------- -------------- ----------  -----------  --------------
Fair value of plan assets
 at end of year                         $ 18,441    $ 19,522      $      -     $ 18,143    $ 19,604       $      -
                                       ----------  ----------- -------------- ----------  -----------  --------------
Funded status                           $ (4,070)   $(34,573)     $(15,117)    $ (3,786)   $(22,795)      $(14,070)
Unrecognized net transition liability          -         757             -            -       1,271              -
Unrecognized net actuarial (gain) loss        96      10,668         1,495        1,021        (138)         1,210
Unrecognized prior service cost              831           -        (1,127)       1,046          -          (1,419)
Effect of curtailment                       (205)          -          (754)           -          -               -
Accrued pension liability included in  ----------  ----------- -------------- ----------  -----------  --------------
 the consolidated balance sheet         $ (3,348)   $(23,148)     $(15,503)    $ (1,719)   $(21,662)      $(14,279)
                                       ----------  ----------- -------------- ----------  -----------  --------------

(7) Leases and Commitments

The Company and its subsidiaries rent certain facilities and equipment under lease arrangements classified as both capital and operating leases. Some of the leases have renewal options. Assets under capital leases consist primarily of data processing equipment.

Future minimum lease payments are presented below:

                                                 Capital      Operating
Fiscal Year                                      Leases         Leases
                                               ----------     ----------
2003                                            $  7,803       $ 13,641
2004                                               3,737          6,034
2005                                               1,151          2,748
2006                                                 490          1,315
2007 and thereafter                                  745          6,020
                                               ----------     ----------
                                                $ 13,926       $ 29,758

Less amount representing interest, at 2% to 8%     3,027
Present value of minimum lease payments         ---------
  (includes current portion of $7,273)          $ 10,899
                                                ---------

Rental expense was $9,949 in 2002; $11,005 in 2001; and $15,053 in 2000.


(8) Debt

The details relative to long-term debt are as follows:

                                          2002       2001
                                        --------   --------
Mortgages                               $  7,250   $  7,784
Bank loans                                 3,706      3,706
Industrial development bonds               4,350      8,750
Other                                        322        308
                                        --------   --------
                                          15,628     20,548
Less current portion                       1,405      1,197
                                        --------   --------
Total long-term debt                    $ 14,223   $ 19,351
                                        --------   --------

Mortgages consist of two loans that are secured by certain buildings, carry an annual interest rate of 7.79 percent and require periodic principal payments through 2012.

The Company has two bank loans with annual interest rates of 4.5 percent and
4.75 percent, respectively, payable in periodic installments through March
2007.

Industrial development bonds, secured by certain land, buildings, and equipment, have annual interest rates ranging from 1.5 percent to 2.7 percent, with periodic principal payments through March 2011.

The long-term debt as of June 30, 2002 matures as follows: $1,405 in 2003; $1,450 in 2004; $1,501 in 2005; $3,555 in 2006; $1,455 in 2007; and $6,262
thereafter.

At June 30, 2002, the Company had available lines of credit of $107.0 million, of which $104.3 million remained unused at June 30, 2002.

Short-term loans bear an annual interest rate of 5.04 percent and mature within a 12-month period.


(9) Acquisitions

During June 2002, the Company acquired the remaining six and two-thirds percent interest in Molex GmbH from the minority shareholder, who is an officer of the Company. The purchase price paid for the remaining interest in Molex GmbH was not material to the Company.

On March 20, 2000, the Company acquired all of the assets and assumed certain liabilities of the Beau Interconnect Division of Axsys Technologies for $32.5 million in cash. Beau is a manufacturer of electronic interconnect devices.

On March 1, 2000, Molex acquired the remaining 30 percent of the common stock of Silent Systems, Inc. a manufacturer of acoustic noise reduction, heat sink and thermal management products, for $6.3 million in cash.

These acquisitions were accounted for by the purchase method of accounting.
The results of operations of the acquired businesses are included in the consolidated financial statements from their dates of acquisition. These acquisitions are not material to the results of operations of the Company, therefore pro forma financial data is not presented. The purchase price for the acquisitions was allocated to the assets acquired based on their estimated fair values as follows:

                                                           2000
                                                        ---------
Current assets                                          $   5,858
Property, plant and equipment                               5,959
Intangibles and other assets                               28,981
Liabilities assumed                                        (1,921)
                                                        ---------
Cash paid for acquisitions                              $  38,877
                                                        ---------

(10) Other Items

During the second quarter of fiscal 2002, the Company recorded a pretax charge of $34.2 million ($25.3 million, net of tax benefit of $8.9 million) comprising $18.7 million to reflect costs associated with a further reduction in the global workforce of approximately 800 people, $10.0 million to reflect the lower current value of investments in other companies and $5.5 million of asset write- down costs related to certain operations being closed. Of the approximately 800 people included in the workforce reduction, approximately 400 were directly involved in manufacturing operations and approximately 400 were involved in sales and administrative positions. Employment reductions of approximately 600 occurred during the second quarter of fiscal 2002, resulting in cash payments of $5.7 million. The remaining employment reductions occurred during the second half of fiscal 2002, and severance payments will continue for up to a year for certain individuals.

Pretax charges of $7.1 million were recorded in cost of sales; $15.6 million in selling, general and administrative expenses; and $11.5 million in other expenses. The charges relating to asset and investment write-downs were credited to the respective items on the balance sheet, and the unpaid amounts relating to employment reductions were included in accrued expenses. In addition, during the second quarter of fiscal 2002, a one-time positive tax planning adjustment of $5.0 million related to certain operations being closed was recorded.

During the fourth quarter of fiscal 2001, the Company recorded a pretax charge of $43.5 million ($30.3 million, net of tax benefit of $13.2 million) to reflect costs associated with a reduction in the global workforce of approximately 950 people ($27.7 million), write-off of slow-moving and excess inventories ($12.7 million) and asset write-offs related to operations being closed ($3.1 million). Of the approximately 950 people included in the workforce reduction, approximately 400 were directly involved in manufacturing operations, and approximately 550 were involved in sales and administrative positions. Employment reductions of approximately 100 occurred during the fourth quarter of fiscal 2001, resulting in cash payments of $2.4 million.
The majority of the remaining employment reductions occured during the first quarter of fiscal 2002, and severance payments will continue for up to six months to 12 months for certain individuals. The inventory written off was disposed of during the first quarter of fiscal year 2002.

Pretax charges of $16.4 million were included in cost of sales and $27.1 million in selling, general and administrative expenses. The charges relating to fixed asset and inventory write-offs were credited to the respective items on the balance sheet, and the employment reductions were included in accrued expenses.

The major components of the fiscal 2001 fourth quarter and fiscal 2002 second quarter charges and the remaining accrual balance as of June 30, 2002 were as follows:

                                   June     December    Cash      Assets        Accrued
                                   2001       2001    Payments   Disposed      Balance at
                                  Charge     Charge     Made     and Other   June 30, 2002
                                ---------  ---------  --------  -----------  -------------
Severance and other benefits    $ 27,690   $ 18,675   $(27,059) $ (3,201)      $ 16,105
Inventory write-offs              12,714          -          -   (12,714)             -
Asset write-offs                   3,043     15,483          -   (18,526)             -
                                ---------  ---------  --------  -----------  -------------
Total                           $ 43,447   $ 34,158   $(27,059) $(34,441)      $ 16,105
                                ---------  ---------  --------  -----------  -------------


(11) Stock Option Plans

The Company has five stock option plans currently in effect, three of which may issue future grants: the 1990 Stock Option Plan ("1990 Plan"), the 1991 Stock Option Plan ("1991 Plan"), the 1998 Stock Option Plan ("1998 Plan"), the Incentive Stock Option Plan ("ISO Plan") and the Long-Term Stock Plan
("LT Plan").

1990 Plan: This plan expired as of June 30, 1999. Future grants cannot be issued from this plan, but all grants issued prior to this date can be exercised. The most significant terms of this plan provided that (1) options were authorized to be granted for 6.875 million shares of Common Stock and
(2) the option price was 50 percent of the fair market value of the stock of the Company on the date of grant. The option term was five to nine years from the date of grant. Under the 1990 Plan, all shares issued were nonqualified.

1991 Plan: This plan expired as of June 30, 2000. Future grants cannot be issued from this plan, but all grants issued prior to this date can be exercised. The most significant terms of this plan provided that (1) options were authorized to be granted for 3.8 million shares of Common Stock and
(2) the option price was the fair market value of the stock on date of grant. The option term was five years to 11 years from date of grant.

1998 Plan: The most significant terms of this plan provide that (1) options may be granted for 12.5 million shares of Class A Common Stock and (2) the option price shall be not less than 10 percent nor more than 100 percent of the fair market value of the Class A Common Stock of the Company on the date of grant. The option term is five years to nine years from the date of grant.

Stock option transactions relating to the 1990, 1991 and 1998 Plans are summarized as follows (shares are in thousands):

                                        1990 Plan            1991 Plan            1998 Plan
                                        Wtd. Avg.            Wtd. Avg.            Wtd. Avg.
                                          Price                Price                Price
                                Shares  Per Share    Shares  Per Share    Shares  Per Share
                                ------  ---------    ------  ---------    ------  ---------
Outstanding at 6/30/99           2,693   $  9.28      1,841   $ 18.20       954    $  9.43
  Granted                            -         -        400     27.40       925      13.71
  Exercised                        481      8.55         82     16.84        51       9.67
  Canceled                          63     10.84          3     14.25        90      11.11
                                ------  ---------    ------  ---------    ------  ---------
Outstanding at 6/30/00           2,149   $  9.40      2,156   $ 19.96     1,738    $ 11.64
  Granted                            -         -          -         -       781      13.44
  Exercised                        360      9.47        298     17.40       117      11.13
  Canceled                          60      9.27          5     17.55        64      12.68
                                ------  ---------    ------  ---------    ------  ---------
Outstanding at 6/30/01           1,729   $  9.39      1,853   $ 20.38     2,338    $ 12.27
  Granted                            -         -          -         -       829      11.73
  Exercised                        230     10.68        100     21.63       236      12.15
  Canceled                         127      9.48          -         -       152      12.27
                                ------  ---------    ------  ---------    ------  ---------
Outstanding at 6/30/02           1,372   $  9.16      1,753   $ 20.30     2,779    $ 12.12
Options exercisable at 6/30/01     258   $ 10.99        241   $ 22.35       260    $ 12.12
Options exercisable at 6/30/02     161   $ 11.37        212   $ 23.74       476    $ 12.56


The option price per share for certain options in the 1990 and 1998 plans was less than the fair market value at the date of grant, thus creating deferred unearned compensation. Deferred unearned compensation is charged to operations over the term of the option. In fiscal 2002, $11,110 was charged to operations ($9,398 in 2001 and $7,720 in 2000).

ISO Plan: The most significant terms of this plan, available to executives and directors, provide that (1) options may be granted for 500,000 shares of Class A Common Stock and (2) the option price shall be the fair market value of the stock on the date of grant. The option term is four years to 10 years from the date of grant. Under the ISO Plan, the options granted can be either incentive or nonqualified. Unless specifically stated otherwise, all options granted shall be incentive.

Stock option transactions relating to the ISO Plan are summarized as follows (shares are in thousands):

                                                Wtd. Avg.
                                                  Price
                                     Shares     Per Share
                                    --------   -----------
Outstanding at 6/30/00                    -             -
  Granted                                67     $   34.18
  Exercised                               2         33.00
  Canceled                                -             -
                                    --------   -----------
Outstanding at 6/30/01                   65     $   34.22
  Granted                                61         26.99
  Exercised                               -             -
  Canceled                                -             -
                                    --------   -----------
Outstanding at 6/30/02                  126     $   30.71
Options exercisable at 6/30/01            -             -
Options exercisable at 6/30/02           16     $   34.22


LT Plan: The most significant terms of this plan, available to executives and management, provide that (1) options may be granted for three million shares of Class A Common Stock and (2) the option price shall be the fair market value of the stock on the date of grant. The options vest over their terms which are four years to seven years from the date of grant.

The LT Plan also allows for the grant of stock awards to certain executives based on meeting performance targets established in the Company's stock bonus plans. The awards vest over a period of generally four years and are valued at fair market value at date of grant.

Stock option transactions and stock awards relating to the LT Plan are summarized as follows (shares are in thousands):

                                                Wtd. Avg.
                                                  Price
                                     Shares     Per Share
                                    --------   -----------
Outstanding at 6/30/00                    -             -
  Granted                               657     $   27.90
  Exercised                               -             -
  Canceled                                -             -
                                    --------   -----------
Outstanding at 6/30/01                  657     $   27.90
  Granted                               620         22.89
  Exercised                              25             -
  Canceled                                -             -
                                    --------   -----------
Outstanding at 6/30/02                1,252     $    25.99
Options exercisable at 6/30/01            -              -
Options exercisable at 6/30/02          139     $    33.00


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

                                         2002       2001       2000
                                       --------   --------   --------
Net income, as reported                $ 76,479   $203,919   $222,454
Pro forma net income                     70,759    199,666    219,314
Earnings per share:
  Basic                                    0.39       1.04       1.13
  Diluted                                  0.39       1.03       1.12
Pro forma earnings per share:
  Basic                                    0.36       1.02       1.12
  Diluted                                  0.36       1.01       1.11
Weighted average fair value of options
  granted during the year
    - at fair value                       14.69      19.00      12.28
    - at less than fair value             16.04      19.41      17.32

For purposes of computing pro forma net income and earnings per common share, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                         2002       2001       2000
                                       --------    -------    -------
Dividend yield                             0.2%       0.2%       0.2%
Expected volatility                      52.02%     58.93%     41.31%
Risk-free interest rate                   5.56%      5.89%      6.00%
Expected life of option (years)           4.65       4.31       4.20


The following table summarizes information about options outstanding at June 30, 2002:

                                   Wtd. Avg.
                      Number       Remaining                        Number
    Range of       Outstanding    Contractual        Wtd. Avg.    Exercisable     Wtd. Avg.
 Exercise Prices   (thousands)   Life (in years)  Exercise Price  (thousands)   Exercise Price
 ---------------   -----------   ---------------  --------------  -----------   --------------
Common
$ 6.63 - $ 9.79        890             1.8           $  7.66           38          $  7.77
 10.00 -  11.80        666             3.3             11.23           21            11.05
 11.84 -  20.80      1,061             5.1             19.09          223            17.14
 23.60 -  30.03        504             5.9             26.79           88            27.49
 30.89 -  30.89          4             0.3             30.89            4            30.89
Class A Common
$ 0.00 - $ 9.60        814             4.5           $  7.36          134          $  9.60
  9.63 -  11.57        757             4.3             11.55            9            10.56
 11.65 -  13.00        960             3.2             12.59          227            12.45
 13.08 -  27.10      1,004             5.1             22.56          106            16.67
 29.81 -  36.30        608             5.0             32.99          151            33.00
 38.19 -  38.19         15             3.3             38.19            4            38.19
                   ----------                                     -----------
                     7,283                                          1,005


(12) Segment and Related Information

The Company and its subsidiaries operate in one product segment: the manufacture and sale of electrical components. Revenue is recognized based on the location of the selling entity. Management operates the business by geographic segments. The Americas region consists primarily of operations in North America. The Far East North region is substantially Japan, but also includes Korea, while the Far East South region includes China, Singapore and the remaining countries in Asia. European operations are primarily located in western Europe. Information by geographic area is summarized in the following table :

                                United    Americas    Far East   Far East              Corporate
                                States   (Non-U.S.)    North      South      Europe    and Other    Eliminations      Total
                              --------   ----------   --------   --------   --------   ---------   --------------   ----------
2002
Customer revenue            $  668,047    $ 10,018    $351,542  $380,882   $300,951    $     57      $       -      $1,711,497
Intercompany revenue            92,409      36,643     124,976    48,901     27,685           -       (330,614)              -
Total revenue                  760,456      46,661     476,518   429,783    328,636          57       (330,614)      1,711,497
Depreciation and amortization   81,722         640      74,996    21,081     29,939      15,309              -         223,687
Tax expense                      5,939           -      13,496    10,197      2,026     (14,974)             -          16,684
Net income                      19,543        (541)     34,843    55,182      1,400     (33,948)             -          76,479
Identifiable assets          1,034,253       9,193     513,282   413,068    432,259     150,664       (298,799)      2,253,920
Capital expenditures            44,459         618      44,823    32,370     26,732      23,495              -         172,497

2001
Customer revenue            $  984,754    $ 71,514    $499,271  $404,955   $404,985    $     70      $       -      $2,365,549
Intercompany revenue           119,973      12,469     172,473    56,132     50,138           -       (411,185)              -
Total revenue                1,104,727      83,983     671,744   461,087    455,123          70       (411,185)      2,365,549
Depreciation and amortization   73,682       3,346      78,440    19,079     27,077      16,330              -         217,954
Tax expense                     45,569        (585)     38,394    11,304      6,759     (14,017)             -          87,424
Net income                      91,750        (724)     79,188    52,099     20,124     (38,518)             -         203,919
Identifiable assets          1,013,701      49,736     497,381   337,280    387,578     149,865       (221,914)      2,213,627
Capital expenditures           156,531       1,747     111,251    40,983     43,507      22,281              -         376,300

2000
Customer revenue            $  867,765    $ 72,836    $521,165  $394,067   $361,166    $     97      $       -      $2,217,096
Intercompany revenue            98,371      14,063     196,259    48,373     50,168           -       (407,234)              -
Total revenue                  966,136      86,899     717,424   442,440    411,334          97       (407,234)      2,217,096
Depreciation and amortization   67,731       2,898      66,826    21,058     29,112       8,727              -         196,352
Tax expense                     46,026        (952)     46,550    11,530      5,733      (8,077)             -         100,810
Net income                      90,104      (1,496)     81,819    45,884     29,157     (23,014)             -         222,454
Identifiable assets            975,217      47,571     616,027   329,064    402,900     135,275       (258,948)      2,247,106
Capital expenditures            99,373       2,676     130,185    42,541     51,199      11,342              -         337,316


Intercompany net revenue is generally recorded at cost plus the normal mark-up charged to unaffiliated customers.

Identifiable assets are those assets of the Company that are identified with operations in each country. During 2002, 2001 and 2000, no customer accounted for more than 10% of consolidated net revenue.

Fiscal 2002, 2001 and 2000 by Quarter
(in thousands, except per share data-unaudited)

                                      Quarter            2002            2001            2000
                                      -------        ----------      ----------      ----------
Net revenue                             1st          $  430,453      $  625,925      $  491,870
					2nd		416,460		629,319		543,009
					3rd		408,307		599,801		567,569
					4th		456,277		510,504		614,648

Gross profit				1st		137,304		244,690		193,423
					2nd		125,345		240,849		209,455
					3rd		132,272		219,036		221,137
					4th		147,114		153,914		230,874

Income/(loss) before income
 taxes and minority interest            1st              35,129          93,637          65,305
                                        2nd              (3,757)         98,451          77,504
                                        3rd              25,879          85,793          84,019
                                        4th              35,970          13,535          96,866

Income taxes                            1st               9,840          29,027          19,808
                                        2nd              (8,005)         30,520          23,386
                                        3rd               6,211          24,880          26,224
                                        4th               8,638           2,997          31,392

Net income                              1st              25,196          64,522          45,497
                                        2nd               4,264          67,834          54,118
                                        3rd              19,683          60,735          57,795
                                        4th              27,336          10,828          65,044

Basic earnings per common share(1)      1st                0.13            0.33            0.23
                                        2nd                0.02            0.35            0.28
                                        3rd                0.10            0.31            0.29
                                        4th                0.14            0.06            0.33

Diluted earnings per common share(1)    1st                0.13            0.33            0.23
                                        2nd                0.02            0.34            0.27
                                        3rd                0.10            0.31            0.29
                                        4th                0.14            0.05            0.33




                                                 LOW     HIGH    LOW     HIGH    LOW     HIGH
National Market System
Price of Common Stock(1)                1st   $ 25.76 $ 36.59 $ 43.69 $ 56.00 $ 24.40 $ 30.50
					2nd	26.46	32.97	34.19	57.63	25.85	45.60
					3rd	27.94	36.65	34.13	48.00	37.30	63.75
					4th	30.45	39.61	31.60	42.49	42.50	58.88

Price of Class A Common Stock(1)        1st     22.40   29.55   32.50   42.31   26.88   33.88
					2nd	22.80	28.35	24.63	43.94	29.06	46.63
					3rd	24.47	32.29	25.44	34.81	35.13	47.25
					4th	25.05	33.80	25.25	32.40	31.75	43.75

(1)Restated for the January 2000 25% stock dividend.


During the second quarter of fiscal 2002, gross profit was impacted by a pretax charge of $7.1 million relating to employment reductions. Selling, general and administrative expenses included a pretax charge of $15.6 million related to employment reductions and asset write-offs. Other expenses included a pretax charge of $11.5 million, reflecting the lower current value of investments in other companies. These combined charges reduced net income by $25.3 million (net of tax benefit of $8.9 million). The second quarter was also impacted by a $5.0 million one-time tax benefit related to certain operations being closed.

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

