Form 10-K, Exhibit 13
period 2003-06-30
MOLEX INC
filed 2003-09-25
CIK 67472

EXHIBIT 13



Ten-Year Financial Highlights Summary
(In thousands, except per share data)

Operations              2003        2002        2001        2000        1999
                    -----------  ----------  ----------  ----------  ----------
Net revenue         $ 1,843,098  $1,711,497  $2,365,549  $2,217,096  $1,711,649

Gross profit            609,741     542,035     858,489     854,889     673,338

Income before income
 taxes and minority
 interest               110,042      93,221     291,416     323,694     230,214

Income taxes             24,762      16,684      87,424     100,810      52,363

Net income               84,918      76,479     203,919     222,454     178,029

Earnings per
 common share:(1)

  Basic                    0.44        0.39        1.04        1.13        0.92
  Diluted                  0.44        0.39        1.03        1.12        0.91

Net income as a
 percent of net
 revenue                    4.6%        4.5%        8.6%       10.0%      10.4%


Financial Position

Current assets      $   962,113  $  915,343  $  891,865  $1,023,009  $ 881,338

Current liabilities     356,148     359,593     374,106     475,449    342,441

Working capital         605,965     555,750     517,759     547,560    538,897

Current ratio               2.7         2.5         2.4         2.2        2.6

Property, plant and
 equipment, net       1,007,948   1,067,590   1,092,567     980,775    809,602

Total assets          2,334,890   2,253,920   2,213,627   2,247,106  1,902,012

Long-term debt           13,137      14,223      19,351      21,593     20,148
Capital leases            3,731       3,626       6,114           -          -

Shareholders' equity  1,896,568   1,827,652   1,765,640   1,705,804  1,500,537

Return on beginning
 shareholders' equity       4.6%        4.3%       12.0%       14.8%      14.1%

Dividends per
 common share(1)           0.10        0.10        0.10        0.09       0.05

Weighted average
 common shares
 outstanding:(1)

  Basic                 191,873     194,327     195,471     196,060    194,340
  Diluted               193,229     195,986     197,633     198,208    195,631


  (1)Restated for the following stock dividends: 25%-January 2000; 25%-November 1997; 25%-February 1997; 25%-August 1995; 25%-November 1994.




Management's Discussion of Financial Condition and Results of Operations (in thousands, except per share data)

Financial Highlights

Fiscal 2003 results marked a welcome turnaround from a most challenging prior fiscal year. Revenue for the current fiscal year of $1.84 billion increased 7.7 percent from last year. Net income for the year of $84.9 million, which included a fourth-quarter charge of $28.6 million (net of tax benefit of $11.5 million) increased 11.0 percent from the prior year. The prior year results included a special charge of $25.3 million (net of tax benefit of $8.9 million). Management remains focused on striving for efficiencies in costs and productivity while pushing for growth through continued investment in new product development.


Investor Returns

Molex is committed to providing shareholders with a high return on their investment. The Company's total shareholder return (including reinvestment of dividends) over the last five years has averaged an annual compounded return of
6.5 percent on Molex Common Stock and 4.7 percent on Molex Class A Common
Stock.

A $100 investment in Molex Common Stock at June 30, 1998, together with the reinvestment of dividends, would be worth $137 at June 30, 2003, and a similar investment in Molex Class A Common Stock would be worth $126 at June 30, 2003.


Molex Common Stock / High-Low-Close by Quarter

[GRAPHIC OMMITTED]


Five-Year Cumulative Total Return

[GRAPHIC OMITTED]


Financial Position and Liquidity

The strength of the Company's financial position is increasingly cited by customers as a major competitive advantage for choosing Molex. We are consistently able to fund capital projects and working capital needs principally out of operating cash flows and cash reserves. Cash and marketable securities at June 30, 2003 totaled $350.2 million, an increase of $36.9 million over the prior year.

The Company's long-term financing strategy is to rely on internal sources of funds for investing in plant, equipment and acquisitions. Management remains confident that the Company's liquidity and financial flexibility are adequate to support both current, as well as future growth. Molex has historically used external borrowings only when a clear financial advantage exists. Long-term debt at June 30, 2003 totals $13.1 million. The Company has available lines of credit totaling $129.9 million, of which $127.3 million remain unused at June 30, 2003.

Net cash provided from operations was $349.5 million during fiscal 2003. The decrease from the prior year was due mainly to a $58.7 million decline in cash flows from working capital. Cash flows generated by reductions in accounts receivable and inventory due to lower revenue in the prior year were not repeated in the current year.


Contractual Obligations and Commercial Commitments

Contractual Obligations
 Due by Year               2004      2005      2006       2007      2008
                        --------   -------   -------    -------  --------
Long-term debt          $ 1,574    $1,578    $3,629     $1,498   $ 6,432

Capital lease
 obligations              4,246     2,056     1,181        610       596

Operating leases          7,245     4,084     2,466      1,982     5,469

Total contractual       --------   -------   -------    -------  --------
 cash obligations       $13,065    $7,718    $7,276     $4,090   $12,497

Commercial commitments consist of $2.6 million drawn on the Company's existing lines of credit. Commitments expire as follows: $1.6 million in 2004 and $1.0 million after 2006.


Net cash used for investing activities was $293.8 million in fiscal 2003, consisting of capital expenditures, an increase in our level of investment in marketable securities and other investments. During fiscal 2003, Molex added new facilities in China, India and Slovakia while closing one facility in the United States. In fiscal 2003, Molex facility floor space worldwide increased to 7.0 million square feet.

Net cash used for financing activities was $92.3 million in fiscal 2003, primarily for the payment of dividends and the purchase of treasury stock. The Company purchased 3,352,500 shares of Class A Common Stock during fiscal
2003 and 2,902,000 shares during fiscal 2002. The Company's Board of Directors has authorized the purchase of as much as $100 million of Common and/or Class A Common Stock during fiscal 2004.

Percentage of Net Revenue
Fiscal year ended June 30,

                               2003        2002        2001
                              ------      ------      ------
Net revenue                   100.0%      100.0%      100.0%
Cost of sales                  66.9        68.3        63.7
Gross profit                   33.1        31.7        36.3
S, G & A expenses              27.2        25.8        24.5
Income from operations          5.9         5.9        11.8
Total other income              0.1        (0.4)        0.5
Income before income taxes      6.0         5.5        12.3
Income taxes                    1.4         1.0         3.7
Net income                      4.6%        4.5%        8.6%


U.S. Dollar Percentage Change            2003-2002   2002-2001
                                         ---------   ---------
Net revenue                                 7.7%      (27.6)%
Cost of sales                               5.5       (22.4)
Gross profit                               12.5       (36.9)
S, G & A expenses                          13.4       (23.7)
Income from operations                      8.3       (64.2)
Total other income                        122.9      (158.4)
Income before income taxes                 18.0       (68.0)
Income taxes                               48.4       (80.9)
Net income                                 11.0%      (62.5)%



Fiscal 2003 Compared with Fiscal 2002


Fiscal 2003 net revenue was $1.84 billion, a 7.7 percent increase from $1.71 billion reported last year. Excluding the favorable impact from exchange rates, the increase was 3.7 percent, with the strongest growth occurring during the first half of the year. International operations generated net revenue of $1.21 billion or 65.5 percent of total Molex net revenue.

Net revenue in the Americas region declined 3 percent from last year. While we experienced growth in the connector products and industrial markets, the lack of demand in the telecommunications infrastructure and fiber optics markets impeded overall revenue growth in the region. During the year, the region focused on and was successful in reducing operating costs and achieving operating efficiencies through consolidating functions, streamlining processes, downsizing facilities and controlling discretionary spending.

In the Far East North, net revenue rose 16 percent in U.S. dollars during fiscal 2003 and 10 percent in local currencies compared with the prior year. This growth, despite a sluggish economy, was driven by the successful design-in of new products serving the consumer electronics market in products such as digital still and video cameras, mobile phones and plasma TVs. This success confirms the importance of continued investment in new product development for the region, especially in newly emerging markets.

Net revenue during fiscal 2003 in the Far East South region increased 23 percent in U.S. dollars and 22 percent in local currencies. Strong demand in the personal computer market led the growth as more motherboards, desktop and notebook PCs and peripherals were produced in the region. Successful new product developments in this area keep us well poised for continued growth. This is particularly important as customers continue transferring business into the region and competition grows for this business.

The European region experienced a 3 percent net revenue increase in U.S. dollars, but an 11 percent decline in local currencies. This region remains our most difficult as it entered the global recession after our other regions and remains behind in the economic cycle. Cost-cutting measures implemented this year include the consolidation of our manufacturing facilities into five main plants, streamlining processes and controlling discretionary spending. Although the telecom market was severely impacted, we did realize growth in the automotive and industrial markets and look to those markets for our continued growth.

As a result of continuing weak demand in the telecommunications infrastructure market, the Company recorded a pretax charge of $40.1 million ($28.6 million, net of tax benefit of $11.5 million) relating to this industry during the fourth quarter of fiscal 2003, comprising $23.1 million relating to write-offs of manufacturing assets and facilities, $11.9 million to reflect workforce reductions of 537 people and $5.1 million for the write-off of licenses and investments dedicated to the telecom industry. The majority of these charges impacted the Americas ($27.7 million) and European ($8.4 million) regions where the Company had its highest concentration of telecom business.

The consolidated gross profit margin was 33.1 percent of net revenue in fiscal 2003, an increase from 31.7 percent reported in fiscal 2002, largely due to a more favorable product mix, as well as lower pricing for raw materials and purchased components. Fiscal 2003 gross profit was also impacted by $5.4 million of the aforementioned fourth quarter charge due to costs from the manufacturing-related employment reductions and inventory write-downs. Fiscal 2002 gross profit included a similar $7.1 million pretax charge.

Selling, general and administrative expenses of $501.3 million were up 13.4 percent or $59.4 million over the prior year and as a percentage of net revenue increased from 25.8 percent in fiscal 2002 to 27.2 percent in fiscal 2003. The current year included the reinstatement of salaries and certain employee retirement benefits to normal levels, as well as increases in travel and other revenue-related expenses. Fiscal 2003 also included $29.6 million as part of the fourth quarter pretax charge related to asset and facility write-offs, as well as employment reductions in selling and administrative areas. Fiscal 2002 included a $15.6 million pretax charge related to employment reductions. Research and development expenditures were $117.0 million or 6.3 percent of net revenue during fiscal 2003, compared with $111.8 million or 6.5 percent of net revenue in the prior year. These expenditures contributed to the release of 339 new product families during the year. In fiscal 2003, 25.7 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex continued its long-term commitment to reinvesting its profits in new product design and tooling to maintain and enhance the Company's competitive position. The Company was granted 529 new patents during the year.

Net interest income increased $2.2 million during fiscal 2003, primarily due to an interest benefit from the favorable closure of corporate tax audits in several U.S. jurisdictions, as well as additional interest on the Company's higher cash balances.

The effective income tax rate was 22.5 percent for fiscal 2003 compared with
17.9 percent in fiscal 2002. The rate for the current year includes a $3.0 million benefit from the favorable closure of corporate tax audits in several U.S. jurisdictions. This benefit reduced the current year effective tax rate nearly three percentage points. The remaining increase in the effective tax rate from the prior year reflected an increase in the Company's pretax earnings from higher rate jurisdictions. The Company continues its ongoing global effort to reduce its income tax burden through a disciplined repatriation strategy and better planning.

Net income grew 11.0 percent during fiscal 2003 to $84.9 million. Excluding the effect of foreign exchange rates, which had minimal impact, net income was up
10.5 percent. Fiscal 2003 net income includes a charge of $28.6 million (net of tax benefit of $11.5 million) to reflect costs associated with write-offs of manufacturing assets and facilities and related licenses and investments, and employment reductions. Fiscal 2002 net income includes a charge of $25.3 million (net of tax benefit of $8.9 million) related to employment reductions, the lower current value of investments in other companies and asset write-downs related to certain operations being closed. Earnings per share was $0.44 during fiscal 2003 compared with $0.39 during fiscal 2002.

Comprehensive income includes all non-shareholder changes in equity and consists of net income, foreign currency translation adjustments, required minimum pension liabilities and unrealized gains and losses on available-for-sale securities. The change in comprehensive income for the year was primarily due to net income and foreign currency translation adjustments. During fiscal 2003, the U.S. dollar was weaker versus the euro when compared with the prior year, resulting in an increase in comprehensive income.

Fiscal 2002 Compared with Fiscal 2001

Net revenue for fiscal 2002 was $1.71 billion, a 27.6 percent decline from $2.37 billion reported in fiscal 2001. Excluding the impact of exchange rates, the decline was 26.0 percent. All regions were impacted by this worldwide decline in business levels and all were required to take drastic measures to reduce costs and improve efficiency levels to be in line with the lower revenue. In fiscal 2002, international operations generated net revenue of $1.04 billion or 61.0 percent of total Molex net revenue.

In the Americas region, net revenue was down 35 percent from fiscal 2001. The markets most severely impacted by the downturn were the telecommunications infrastructure and fiber optics markets. Automotive was flat to slightly down, as inventories in the channels and dealerships stayed lean and consumer spending on automobiles remained level despite the economy. Industrial division product revenue was impacted by the lower level of capital investment during fiscal 2002, while networking applications and other data-market-related high-end products such as storage systems, mainframes and servers were all down due to cutbacks in spending by original equipment manufacturers (OEMs). In addition, while the level of customer design activity continued, the conversion of design into production remained very slow as customers struggle with increasing their end-market new product sales. Overall, the region did experience sequential improvement in revenue during the latter two quarters of fiscal 2002 due to increased demand in several markets, but visibility remained very limited.

Net revenue in the Far East North region during fiscal 2002 declined 29 percent in U.S. dollars and 23 percent in local currencies, compared with fiscal 2001. Molex Japan, the principal operating company in this region, was impacted by the Japanese economy, which was hit especially hard as its local markets continued to shrink overall. Exports were depressed by the weaker economies in Europe and the Americas, which historically have been strong areas for Japan microminiature and data products. Also, Japanese customers began to transfer more programs to the Far East South region. This set of events required the successful implementation of a number of programs focused on reducing costs and inventories. In addition, consumer programs were slower to develop than anticipated early in the year and, when finally implemented, had reduced connector content and were priced lower to be successful in the market. Data and telecom-related products were also adversely impacted in both Japan and across the export markets into which Japan has traditionally sold. The Korean economy faired better for our operations, with revenue in the second half of the fiscal year exceeding those in the comparable prior-year period. Investment in new product development remained a priority for the entire region, especially in newly emerging markets, to position Molex well for an economic recovery.

In the Far East South, net revenue decreased 7 percent in U.S. dollars during fiscal 2002 and 5 percent in local currencies. New programs such as sockets for next generation microprocessors, cell phones and the transfer of Japanese consumer programs bolstered the region's growth in the face of slackened demand for its traditional desktop and notebook products. Wins in peripheral products such as storage disk drive devices and the growing concentration of contract manufacturers in the region both helped support revenue levels in the face of overall demand reductions. Also of benefit was the transfer of many customer programs from Europe and the Americas to this region. As demand fell across the world for electronics products, lower cost capacity in this region was used more extensively than capacity in higher cost areas in the Americas and Europe.

Net revenue in the European region during fiscal 2002 declined 28 percent in U.S. dollars and 29 percent in local currencies from fiscal 2001. The disproportionate weighting in this region towards telecom made it more vulnerable to the downturn than in other regions. Sales of cell phones and telecommunications infrastructure were hurt by the slowdown in customer capital spending. The Company's careful credit evaluation of customers in financial difficulty also resulted in reduced revenue from telecom customers. General market and distribution sales were more stable during the year but could not compensate for the declining sales to OEMs throughout the region. Many of the Company's key OEM customers encountered significant difficulties during the year, further delaying the chance to turn an awarded contract into revenue-generating products. In addition, the closure of the France membrane switch business further hurt the region's revenue, as did price erosion, which was higher in this region than in the Company overall.

During the second quarter of fiscal 2002, the Company recorded a pretax charge of $34.2 million ($25.3 million, net of tax benefit of $8.9 million) comprising $18.7 million to reflect costs associated with a reduction in the global workforce of approximately 800 people, $10.0 million to reflect the lower current value of investments in other companies and $5.5 million of asset write-down costs related to certain operations being closed.

The consolidated gross profit declined to 31.7 percent of net revenue in fiscal 2002 from 36.3 percent during fiscal 2001, principally due to higher depreciation expense. Depreciation expense as a percent of net revenue was 10.9 percent compared with 7.5 percent in fiscal 2001. Inventory reductions made throughout the year to align production levels with revenue levels contributed to the decline in gross profit margin. Price erosion was more severe than in previous years, but was partially offset by the material cost reductions on most products due to more favorable pricing for raw materials and purchased components. In addition, many plants implemented four-day work weeks, extended vacations or other measures to reduce variable costs as much as possible to counteract lower revenue.

Fiscal 2002 gross profit was also impacted by $7.1 million of the aforementioned second quarter charge due to costs from the manufacturing-related employment reductions. Fiscal 2001 gross profit included a $16.4 million pretax charge related to additional slow-moving and excess inventory write-offs and employment reductions.

Selling, general and administrative expenses of $441.9 million declined 23.7 percent or $137.0 million from fiscal 2001, but as a percentage of net revenue increased from 24.5 percent in fiscal 2001 to 25.8 percent during fiscal 2002 due to lower revenue in fiscal 2002. Cost reductions in place during fiscal 2002 included across-the-board salary reductions from 6 percent to greater than 40 percent, no bonus provision and sharp reductions in discretionary spending. Fiscal 2002 also included $15.6 million as part of the second quarter pretax charge related to employment reductions in selling and administrative areas, while fiscal 2001 included a $27.1 million pretax charge related to employment reductions and asset write-offs.

Research and development expenditures were $111.8 million or 6.5 percent of net revenue during fiscal 2002, compared with $134.6 million or 5.7 percent of net revenue in fiscal 2001. These expenditures contributed to the release of 403 new product families during the year. In fiscal 2002, 27.5 percent of net revenue was derived from the sale of products released by the Company within the last three years. Molex continued its long-term commitment to reinvesting its profits in new product design and tooling to enhance the Company's competitive position. The Company was granted 464 new patents during the year.

Net interest income declined 12.8 percent during fiscal 2002 due to overall lower interest rates on invested cash balances, as well as higher interest expense due to capital lease payments.

The effective income tax rate was 17.9 percent for fiscal 2002, compared with
30.0 percent in fiscal 2001. The rate for fiscal 2002 was affected by a $5.0 million one-time tax benefit related to certain operations being closed as a result of the second quarter charge. This tax benefit and the tax impact of the second quarter charge reduced the effective tax rate by 6 percentage points. The remaining reduction in the effective tax rate from fiscal 2001 reflected a change in the mix of the Company's pretax earnings from higher rate jurisdictions in which the Company operates to lower rate jurisdictions, principally in the Far East South, as well as the ongoing global effort to reduce its income tax burden through a disciplined repatriation strategy and better planning.

Net income declined 62.5 percent to $76.5 million during fiscal 2002. Excluding the effect of foreign exchange rates, which decreased net income by $3.1 million, net income was down 61.0 percent. Fiscal 2002 net income includes a charge of $25.3 million (net of tax benefit of $8.9 million) to reflect costs associated with employment reductions, the lower current value of investments in other companies and asset write-downs related to certain operations being closed. Fiscal 2001 net income includes a charge of $30.3 million (net of tax benefit of $13.2 million) related to slow and excess inventory write-offs, employment reductions and asset write-offs. Earnings per share was $0.39 during fiscal 2002, compared with $1.03 during fiscal 2001.
Comprehensive income
includes all non-shareholder changes in equity and consists of net income, foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. The change in comprehensive income for the year was due mainly to net income and foreign currency translation adjustments. During fiscal 2002, the U.S. dollar was weaker versus the Japanese yen and the euro when compared with fiscal 2001, resulting in an increase in comprehensive income.

New Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as of July 1, 2002. These statements address the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets and the accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, respectively. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The adoption of SFAS No. 143 and SFAS No. 144 had no material impact on the consolidated financial statements other than the asset write-downs included in the fiscal 2003 fourth quarter charge.

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS
No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The fiscal 2003 fourth quarter charge was recorded in accordance with SFAS No. 146.

In November 2002, the FASB issued Financial Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation establishes accounting and disclosure requirements for a company's obligations under certain guarantees that it has issued. A guarantor is required to recognize a liability for the obligation it has undertaken in issuing a guarantee, including the ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 had no material impact on the Company.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." It requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has the controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. For the Company, this Interpretation is effective immediately for variable interest entities created after January 31, 2003 and effective July 1, 2003 for variable interest entities acquired before February 1, 2003. The Company does not expect the adoption of this Interpretation to have any impact on its fiscal 2004 consolidated financial statements.
In April 2003, the FASB
issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The statement is effective for and should be prospectively applied to contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of this statement to have any impact on its fiscal 2004 consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective in the first interim period beginning after June 15, 2003. The Company does not expect the adoption of this statement to have any impact on its fiscal 2004 consolidated financial statements.

Outlook

Visibility beyond the short term remains difficult with customers ordering only for their short-term requirements with little advance notice, but we do expect a modest improvement during fiscal 2004. With our continued emphasis during the past year on cost reductions and operating efficiencies, as well as expanding our capabilities in lower-cost locations, we expect to benefit from increased profit leverage as business improves. The Company continues to invest in new product development and is positioned with many new products for both our core markets, as well as a number of new markets. We remain focused on serving our customers, increasing our profits and gaining marketshare primarily through reinvestment. We expect modest revenue growth of 7 percent to 11 percent during fiscal 2004 and for profits to grow faster than revenue, due to our profit leverage.

To further expand the Company's global presence, offer innovative products at an accelerated pace and position itself for growth as the global economy improves, Molex plans to invest $160 million to $170 million in capital expenditures for the fiscal year ending June 30, 2004. The Company continues to emphasize expansion in markets such as automotive, integrated products, industrial and medical, while working to further strengthen its significant position as a leader in the computer and digital consumer markets. Molex remains committed to providing high quality products and a full range of services to customers wherever they may be located in the world.

Critical Accounting Policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements. The significant accounting principles that management believes are the most important to aid in fully understanding the Company's financial results are included below. See Notes to the Financial Statements for a more detailed description of these and other accounting policies of the Company.

Revenue Recognition

The Company recognizes revenue when title and risk of ownership transfers to the buyer. The impact of judgments and estimates on revenue recognition is minimal. A reserve for estimated returns is established at the time of sale based on historical return experience to cover returns of defective product and is recorded as a reduction of revenue. A reserve for doubtful accounts is recorded generally based on a percentage of aged receivables and management's evaluation of customer credit risk. Management judgment is utilized in assessing customer creditworthiness, changes in customer payment history, historical bad debt experience and economic and market trends. Different assumptions or changes in economic circumstances could result in changes to these reserves.

Income Taxes

The provision for income taxes is determined under the liability method pursuant to SFAS No. 109. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

The Company has net deferred tax assets of $128 million at June 30, 2003. In assessing the need for valuation allowances, the Company considers future forecasted taxable income and tax planning strategies. The Company has determined that it is unlikely that it will be able to realize a net deferred asset in the future relating to certain European net operating losses. A valuation allowance of $10 million was recorded in the current fiscal year to offset the recording of a deferred tax asset of $10 million in the current fiscal year related to certain European net operating losses. The cumulative valuation allowance relating to these European net operating losses is approximately $19 million at June 30, 2003.
The Company has operations in
several countries around the world that are subject to income and other similar taxes in these countries. The estimation of the amounts of income tax to be recorded by the Company involves the interpretation of complex tax laws and regulations, evaluation of tax audit findings and assessment of how the foreign taxes may affect domestic taxes. Although the Company's management believes its tax accruals are adequate, differences may occur in the future depending on the resolution of pending and new tax matters.

Allowance for Inventory

Inventories are valued at lower of the first-in, first-out (FIFO) cost or market value. FIFO inventories recorded on the Company's consolidated balance sheet are adjusted for an allowance covering inventories determined to be slow-moving, excessive, or subject to quality inspection or other potential adjustments. The allowance is maintained at an amount management considers appropriate based on factors such as historical usage of the product, open sales orders and future sales forecasts. Such factors require judgment, and changes in any of these factors could result in changes to this allowance.

Pension and Other Postretirement Benefits

The Company's employee pension and other postretirement benefit costs and obligations are dependent on management's assumptions used by actuaries in calculating such amounts. These assumptions include discount rates, health care cost trend rates, inflation, long-term returns on plan assets, retirement rates, mortality rates and other factors. Management bases the discount rate assumption on investment yields available on corporate long-term bonds. Health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. The inflation assumption is based on an evaluation of external market indicators.
Retirement and mortality rates are based primarily on actual plan experience. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect the recognized expense and recorded obligation in such future periods. While management believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect pension and other postretirement benefit costs and obligations.

There was a significant increase in the projected benefit obligation for postretirement benefits at June 30, 2003. This increase was due to higher than expected health care costs and actual claims experience greater than previously projected. The Company contributed $18.8 million to its pension plans during fiscal 2003, compared with $4.4 million in the prior year.

Goodwill and Intangible Assets

The Company reviews at least annually the realizability of goodwill and other intangible assets. The Company uses a discounted cash flow model for the evaluation of impairment. The expected future cash flows are based on management's estimates and are determined by looking at numerous factors including, but not limited to, projected economic conditions and customer demand, manufacturing capacity, operating costs and new products introduced. Although management believes its assumptions in determining the projected cash flows are reasonable, changes in those estimates could affect the evaluation.


Quantitative and Qualitative Disclosures about Market Risk

The Company is subject to market risk associated with changes in foreign currency exchange rates, interest rates and certain commodity prices. The Company mitigates its foreign currency exchange rate risk principally through the establishment of local production facilities in the markets it serves and invoicing of customers in the same currency as the source of the products. Molex also monitors its foreign currency exposure in each country and implements strategies to respond to changing economic and political environments. Examples of these strategies include the prompt payment of intercompany balances utilizing a global netting system, the establishing of contra-currency accounts in several international subsidiaries, development of natural hedges and occasional use of foreign exchange contracts to protect or preserve the value of intercompany cash flows. No material foreign exchange contracts were in use at June 30, 2003 and 2002.

The Company has implemented a formalized treasury risk management policy that describes the procedures and controls over derivative financial and commodity instruments. Under the policy, the Company does not use derivative financial or commodity instruments for speculative purposes, and the use of such instruments is subject to strict approval levels by senior officers. Typically, the use of derivative instruments is limited to hedging activities related to specific foreign currency cash flows.

The Company's $171.2 million of marketable securities are principally debt instruments that generate interest income for the Company on temporary excess cash balances. These instruments contain embedded derivative features that enhance the liquidity of the portfolio by enabling the Company to liquidate the instrument prior to the stated maturity date. The Company's exposure related to derivative instrument transactions is, in the aggregate, not material to Molex's financial position, results of operations or cash flows.

Interest rate exposure is principally limited to the $171.2 million of marketable securities owned by the Company and $13.1 million of long-term debt. The Company does not actively manage the risk of interest rate fluctuations. However, such risk is mitigated by the relatively short-term nature of its investments-less than 12 months-and the fixed-rate nature of its long-term debt.

Molex does not have material exposure to off-balance-sheet arrangements, including special purpose entities and activities that include non-exchange traded contracts accounted for at fair value. Due to the nature of its operations, Molex is not subject to significant concentration risks relating to customers, products or geographic locations.

The Company monitors the environmental laws and regulations in the countries in which it operates. Molex has implemented an environmental program to reduce the generation of potentially hazardous materials during its manufacturing process and believes it continues to meet or exceed local government regulations.

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

The Company's internal control is designed to ensure that transactions are executed in accordance with management's authorization and properly recorded, and to provide reasonable assurance for the safeguarding of assets against loss from unauthorized use or disposition and for the reliability of financial records for the preparation of the consolidated financial statements. Management believes that through the careful selection of employees, the division of responsibilities and the application of formal policies and procedures, the Company has an effective and responsive internal control structure that is intended, consistent with reasonable cost, to provide reasonable assurance that transactions are executed as authorized.

The Company's independent auditors, Deloitte & Touche LLP, are responsible for conducting an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and for expressing their opinion as to whether these consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Molex Incorporated and its subsidiaries in conformity with accounting principles generally accepted in the United States of America. Management has made available to Deloitte & Touche LLP all the Company's financial records and related data, as well as minutes of the Board of Directors' meetings. Management believes that all representations made to Deloitte & Touche LLP during its audit were valid and appropriate.


    J. Joseph King      Fred A. Krehbiel  John H. Krehbiel  Robert B. Mahoney
   Vice Chairman and     Co-Chairman of    Co-Chairman of    Executive Vice
Chief Executive Officer    the Board         the Board     President, Treasurer
                                                           and Chief Financial
                                                                 Officer




Independent Auditors' Report

To the Shareholders and Board of Directors, Molex Incorporated, Lisle, Illinois

We have audited the accompanying consolidated balance sheets of Molex Incorporated and its subsidiaries as of June 30, 2003 and 2002 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Molex Incorporated and its subsidiaries as of June 30, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP
Chicago, Illinois
July 21, 2003


Consolidated Balance Sheets
(in thousands, except per share data)

Assets                            June 30, 2003           June 30, 2002
                                  -------------           -------------
Current assets:

Cash and cash equivalents          $  178,976              $  213,477
Marketable securities (Note 2)        171,235                  99,848
Accounts receivable, less
 allowance of $18,404 in 2003
 and $18,697 in 2002 for
 returns and doubtful accounts        396,780                 386,150
Inventories (Note 2)                  179,256                 167,253
Deferred income taxes (Note 4)         19,632                  27,307
Prepaid expenses                       16,234                  21,308
                                    ---------               ---------
Total current assets                  962,113                 915,343

Property, plant and equipment
 at cost (Note 2)                   2,607,930               2,482,105
Less accumulated depreciation
 and amortization                  (1,599,982)             (1,414,515)

Net property, plant and equipment   1,007,948               1,067,590

Goodwill (Note 2)                     160,732                 160,180
Non-current deferred income
 taxes (Note 4)                       113,333                  61,000
Other assets                           90,764                  49,807
                                   ----------              ----------
                                   $2,334,890              $2,253,920
                                   ----------              ----------
Liabilities and Shareholders'
 Equity

Current liabilities:

Short-term loans and current
 portions of long-term debt and
 capital leases (Notes 7 and 8)    $    6,088              $   10,128
Accounts payable                      175,815                 184,630
Accrued expenses:
  Salaries, commissions and bonuses    45,318                  37,943
  Severance                            12,714                  16,105
  Other                                59,962                  67,894
Income taxes payable (Note 4)          51,251                  37,893
Dividends payable                       5,000                   5,000
                                    ---------               ---------
Total current liabilities             356,148                 359,593

Other non-current liabilities           6,123                   6,346

Accrued pension and postretirement
 benefits (Note 6)                     58,430                  41,999

Long-term debt (Note 8)                13,137                  14,223

Obligations under capital
 leases (Note 7)                        3,731                   3,626

Minority interest in subsidiaries         753                     481

Commitments and contingencies
 (Notes 5 and 7)                            -                       -
Shareholders' equity
 (Notes 3 and 10):

Common Stock, $0.05 par value;
 200,000 shares authorized;
 110,124 shares issued at 2003 and
 109,451 shares issued at 2002          5,506                   5,473

Class A Common Stock, $0.05 par
 value; 200,000 shares authorized;
 103,390 shares issued at 2003 and
 103,008 shares issued at 2002          5,169                   5,150

Class B Common Stock, $0.05 par
 value; 146 shares authorized;
 94 shares issued at 2003 and 2002          5                       5

Paid-in capital                       341,530                 311,631

Retained earnings                   2,003,440               1,937,488

Treasury stock (Common Stock,
 9,855 shares at 2003 and 9,893
 shares at 2002; Class A Common
 Stock, 12,976 shares at 2003 and
 9,624 shares at 2002), at cost      (437,234)               (362,479)

Deferred unearned compensation
 (Note 10)                            (32,094)                (27,262)

Accumulated other comprehensive
 income:
  Cumulative translation and
   other adjustments                   10,246                 (42,354)
                                    ---------               ---------
Total shareholders' equity          1,896,568               1,827,652
                                   ----------              ----------
                                   $2,334,890              $2,253,920
                                   ----------              ----------

The accompanying notes are an integral part of these consolidated financial statements.



Consolidated Statements of Income
(in thousands, except per share data)

For the year ended June 30,           2003            2002            2001
                                   ----------      ----------      ----------
Net revenue                        $1,843,098      $1,711,497      $2,365,549
Cost of sales                       1,233,357       1,169,462       1,507,060
                                   ----------      ----------      ----------
Gross profit                          609,741         542,035         858,489
                                   ----------      ----------      ----------
Selling, general and
 administrative expenses:

 Selling                              161,519         145,004         180,485
 General and administrative           339,760         296,903         398,414

Total selling, general and         ----------      ----------      ----------
 administrative expenses              501,279         441,907         578,899
                                   ----------      ----------      ----------
Income from operations                108,462         100,128         279,590
                                   ----------      ----------      ----------

Other income (expense):

Impairment and write-down of
 investments                           (5,089)        (12,570)         (2,763)

Interest, net                           8,166           5,986           6,854

Other                                  (1,497)           (323)          7,735

                                   ----------      ----------      ----------
Total other income (expense)            1,580          (6,907)         11,826
                                   ----------      ----------      ----------

Income before income taxes
 and minority interest                110,042          93,221         291,416

Income taxes (Note 4)                  24,762          16,684          87,424
                                   ----------      ----------      ----------
Income before minority interest        85,280          76,537         203,992

Minority interest                        (362)            (58)            (73)
                                   ----------      ----------      ----------
Net income                         $   84,918      $   76,479      $  203,919
                                   ----------      ----------      ----------
Earnings per common share (Based
 upon weighted average common shares
 outstanding) (Notes 2 and 3):

    Basic                          $     0.44      $     0.39      $     1.04
    Diluted                        $     0.44      $     0.39      $     1.03

Dividends per common share (Note 3)$     0.10      $     0.10      $     0.10

Weighted average common shares
 outstanding (Notes 2 and 3):

    Basic                             191,873         194,327         195,471
    Diluted                           193,229         195,986         197,633


The accompanying notes are an integral part of these consolidated financial statements.





Consolidated Statements of Shareholders' Equity
(in thousands)

                                                                                                        Accumulated
                               Class A  Class B                                            Deferred        Other          Total
                                Common  Common   Common   Paid-In   Retained   Treasury    Unearned    Comprehensive  Shareholders'
                                Stock   Stock    Stock    Capital   Earnings     Stock   Compensation      Income        Equity
                             --------  --------  ------  --------  ---------- ----------  -----------  -------------  ------------
Balance, June 30, 2000       $  5,418  $  5,132  $  5    $259,806  $1,696,162 $(241,893)  $(25,788)     $   6,962     $ 1,705,804

Comprehensive income:
 Net income                                                           203,919                                             203,919
 Translation adjustments                                                                                 (110,583)       (110,583)
 Unrealized investment loss                                                                                (1,593)         (1,593)
Total comprehensive income                                                                                                 91,743
Cash dividends declared                                               (19,631)                                            (19,631)
Stock options
  -granted                                                 13,787                          (13,787)                             -
  -exercised                       35         5            10,449                  (921)                                    9,568
  -cancelled                                               (1,544)                           1,770                            226
Stock bonus                         2                         974                                                             976
Treasury stock
  -purchases                                                                    (39,908)                                  (39,908)
  -reissuances                                              1,907                 1,253                                     3,160
Deferred unearned
 compensation amortization                                                                   9,398                          9,398
Stock option tax benefit                                    4,304                                                           4,304
                             --------  --------  ------  --------  ---------- ----------  -----------  -------------  -----------
Balance, June 30, 2001          5,455     5,137     5     289,683   1,880,450  (281,469)   (28,407)      (105,214)      1,765,640

Comprehensive income:
 Net income                                                            76,479                                              76,479
 Translation adjustments                                                                                   61,512          61,512
 Reclass of unrealized
  investment loss                                                                                           1,348           1,348
Total comprehensive income                                                                                                139,339
Cash dividends declared                                               (19,441)                                            (19,441)
Stock options
  -granted                                                 10,280                          (10,280)                             -
  -exercised                       17        13             7,322                (1,332)                                    6,020
  -cancelled                                               (3,059)                           2,925                           (134)
Stock bonus                         1                       3,463                           (2,610)                           854
Treasury stock
  -purchases                                                                    (80,165)                                  (80,165)
  -reissuances                                              1,084                 1,294                                     2,378
Deferred unearned
 compensation amortization                                                                  11,110                         11,110
Stock option tax benefit
 and other                                                  2,858                  (807)                                    2,051
                             --------  --------  ------  --------  ---------- ----------  -----------  -------------  -----------
Balance, June 30, 2002          5,473     5,150     5     311,631   1,937,488  (362,479)   (27,262)       (42,354)      1,827,652

Comprehensive income:
 Net income                                                            84,918                                              84,918
 Translation adjustments                                                                                   56,982          56,982
 Minimum pension liability                                                                                 (4,503)         (4,503)
 Reclass of unrealized
  investment loss                                                                                             121             121
Total comprehensive income                                                                                                137,518
Cash dividends declared                                               (19,202)                                            (19,202)
Stock options
  -granted                                                 12,552                          (12,552)                             -
  -exercised                       33        19             9,173                  (645)                                    8,580
  -cancelled                                                 (939)                             942                              3
Stock bonus                                                 6,564                           (6,029)                           535
Treasury stock
  -purchases                                                                    (74,997)                                  (74,997)
  -reissuances                                                635                 1,450                                     2,085
Deferred unearned
 compensation amortization                                                                  12,807                         12,807
Stock option tax benefit
 and other                                                  1,914         236      (563)                                    1,587
                             --------  --------  ------  --------  ---------- ----------  -----------  -------------  -----------
Balance, June 30, 2003       $  5,506  $  5,169  $  5    $341,530  $2,003,440 $(437,234)  $(32,094)     $  10,246     $ 1,896,568
                             --------  --------  ------  --------  ---------- ----------  -----------  -------------  -----------

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Cash Flows
(in thousands)

For the year ended June 30,                                2003         2002         2001
                                                        ---------    ---------    ---------
Cash and cash equivalents,
 beginning of year                                      $ 213,477    $ 138,438    $ 164,288
Cash and cash equivalents were
 provided from (used for):

Operations:

Net income                                                 84,918       76,479      203,919
Add (deduct) non-cash items included in net income:
Depreciation and amortization                             228,730      223,687      217,954
Impairment and write-downs of investments                   5,089       12,570        2,763
Deferred income taxes                                     (31,412)     (19,785)      (3,804)
Loss on sale of property, plant and equipment               5,394        1,654        2,450
Fixed asset write-downs included in special charges        23,070        5,452        3,043
Minority interest                                             362           58           73
Amortization of deferred unearned compensation             12,807       11,110        9,398
Amortization of deferred investment grants                    (32)        (195)        (514)
Other debits (credits) to earnings, net                    (4,729)         664       (3,571)

Current items:
Accounts receivable                                           836       46,841       63,463
Inventories                                                (6,734)      52,798       11,358
Prepaid expenses                                           14,050        7,034      (24,663)
Accounts payable                                          (11,730)        (408)     (77,164)
Accrued expenses                                           15,164      (21,069)      30,612
Income taxes payable                                       13,690       (1,261)     (18,765)
                                                        ---------    ---------    ---------
Net cash provided from operations                         349,473      395,629      416,552
                                                        ---------    ---------    ---------
Investments:

Purchases of property, plant and equipment               (171,193)    (172,497)    (376,300)
Proceeds from sale of property, plant and equipment         3,851        4,751        5,731
Purchases of businesses, net of cash acquired                   -       (4,702)           -
(Increase) decrease in marketable securities              (71,387)     (30,454)       7,561
Increase in other assets                                  (55,097)     (20,725)     (14,002)
                                                        ---------    ---------    ---------
Net cash used for investments                            (293,826)    (223,627)    (377,010)
                                                        ---------    ---------    ---------
Financing:

Increase (decrease) in short-term loans                      (794)        (853)         187
Decrease in long-term debt                                   (927)      (5,447)      (1,678)
Increase in long-term debt                                     11          318          308
Cash dividends paid                                       (19,214)     (19,462)     (19,555)
Principal payments on capital leases                       (7,075)      (8,926)           -
Exercise of stock options                                   8,580        6,020        9,568
Purchase of treasury stock                                (74,997)     (80,165)     (39,908)
Reissuance of treasury stock                                2,085        2,378        3,160
                                                        ---------    ---------    ---------
Net cash used for financing                               (92,331)    (106,137)     (47,918)
                                                        ---------    ---------    ---------
Effect of exchange rate changes on cash                     2,183        9,174      (17,474)
                                                        ---------    ---------    ---------
Net increase (decrease) in cash and cash equivalents      (34,501)      75,039      (25,850)
                                                        ---------    ---------    ---------
Cash and cash equivalents, end of year                  $ 178,976    $ 213,477    $ 138,438
                                                        ---------    ---------    ---------

Supplemental disclosure of cash flow information
Cash paid during the year for:

Interest                                                $   1,835    $   2,225    $   2,837
Income taxes                                            $  41,776    $  45,406    $  87,862

The accompanying notes are an integral part of these consolidated financial statements.




Notes to Consolidated Financial Statements
(in thousands, except per share data)

(1) Nature of Operations

Molex Incorporated manufactures electronic components, including electrical and fiber optic interconnection products and systems; switches; integrated products; and application tooling in 58 plants in 19 countries throughout the world.

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

Molex does not have material exposure to off-balance-sheet arrangements, including special purpose entities and activities that include non-exchange-traded contracts accounted for at fair value. Due to the nature of its operations, Molex is not subject to significant concentration risks relating to customers, products or geographic locations.

(B) Use of Estimates in Financial Statement Preparation The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(C) Cash and Cash Equivalents The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(D) Currency Translation Assets and liabilities of international entities have been translated at period-end exchange rates and income and expenses have been translated using weighted average exchange rates for the period. Translation adjustments are included as a component of accumulated other comprehensive income.

(E) Marketable Securities Marketable securities consist of government and municipal debt securities. These instruments contain embedded derivative features that enhance the liquidity of the portfolio by enabling the Company to liquidate the instrument prior to the stated maturity date. The Company generally holds these instruments for three months to 12 months, and they are carried at fair value. These marketable securities are classified as trading securities and, accordingly, marked-to-market adjustments are recorded in the income statement.

(F) Fair Value of Financial Instruments The Company's financial instruments include accounts receivable and payable, marketable securities and long-term debt. The carrying amounts of the financial instruments approximate their fair value.

(G) Inventories Inventories are valued at the lower of first-in, first-out cost or market. Net inventories at June 30 consist of the following:

                                          2003       2002
                                       ---------  ---------
Raw materials                          $  26,155  $  25,753
Work in progress                          63,807     63,180
Finished goods                            89,294     78,320
                                       ---------  ---------
                                       $ 179,256  $ 167,253


The inventory allowance was $40,386 at June 30, 2003 and $46,916 at June 30, 2002.

(H) Property, Plant and Equipment Property, plant and equipment are reported at cost less accumulated depreciation, which is provided substantially on a straight-line basis for financial statement purposes and on accelerated methods for tax purposes. At June 30, property, plant and equipment consist of the following:
                                               2003          2002
                                            ---------     ---------
Land and improvements                     $    79,844   $    77,331
Buildings and leasehold improvements          519,611       478,100
Machinery and equipment                     1,341,032     1,279,372
Molds and dies                                590,794       540,749
Construction in progress                       76,649       106,553
                                          -----------   -----------
                                          $ 2,607,930   $ 2,482,105
Accumulated depreciation and
 amortization                              (1,599,982)   (1,414,515)
                                          -----------   -----------
Net property, plant and equipment         $ 1,007,948   $ 1,067,590
                                          -----------   -----------

The estimated useful lives are as follows:

Buildings                         25-45 years
Machinery and equipment            3-10 years
Molds and dies                     3-4 years


Costs of leasehold improvements are amortized over the terms of the related leases using various methods. The Company performs reviews for impairment of long-lived assets whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and the eventual disposition are less than the carrying amount.

Depreciation and amortization expense for property, plant and equipment was $223,867 in 2003; $217,714 in 2002; and $202,230 in 2001.

(I) Research and Development and Patent Costs     Costs incurred in connection
with the development of new products and applications are charged to operations as incurred. Total research and development costs equaled $116,986 in 2003; $111,771 in 2002; and $134,637 in 2001. Total patent costs were $3,949 in 2003;
$4,564 in 2002; and $6,740 in 2001.

(J) Revenue Recognition    The Company recognizes revenue when title and risk
of ownership transfers to the buyer. A reserve for estimated returns is established at the time of sale based on historical return experience to cover returns of defective product and is recorded as a reduction of revenue. A reserve for doubtful accounts is recorded generally based on a percentage of aged receivables and management's evaluation of customer credit risk. Management judgment is utilized in assessing customer creditworthiness, changes in customer payment history, historical bad debt experience and economic and market trends.

(K) Derivative Instruments and Hedging Activities The use of derivative instruments is limited primarily to hedging activities related to specific foreign currency cash flows. The Company had no derivatives outstanding at June 30, 2003. The impact of gains and losses on such instruments was not material to the results of operations for years ending June 30, 2003, 2002 and 2001.

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


                                         2003      2002      2001
                                       -------   -------   -------
Basic                                  191,873   194,327   195,471
Effect of dilutive stock options         1,356     1,659     2,162
Diluted                                193,229   195,986   197,633
Anti-dilutive shares                     2,103       971     1,099


(M) Goodwill and Intangible Assets    The Company adopted SFAS No. 142,
"Goodwill and Other Intangible Assets," as of July 1, 2001. This statement changed the accounting for goodwill and intangible assets, which are no longer amortized unless, in the case of intangible assets, the asset has a finite life. Goodwill, as well as intangible assets with indefinite lives, are now subject to an annual test for impairment. An annual review was performed at May 31, 2003 resulting in no impairment in the value of the Company's goodwill and other intangible assets. During the years ended June 30, 2003 and 2002, the carrying amount of the Company's goodwill changed solely due to goodwill resulting from business acquisitions. The Company did not record a goodwill impairment loss in either year.

Comparative information for prior years as if goodwill had not been amortized in those periods is as follows:


For the years ended June 30,             2003      2002      2001
                                      --------  --------  --------
Reported net income                   $ 84,918  $ 76,479  $203,919
Add back: Goodwill amortization              -         -    10,058
                                      --------  --------  --------
Adjusted net income                   $ 84,918  $ 76,479  $213,977
                                      --------  --------  --------

Basic earnings per share:

Reported net income                   $   0.44  $   0.39  $   1.04
Add back: Goodwill amortization              -         -      0.05
                                      --------  --------  --------
Adjusted net income                   $   0.44  $   0.39  $   1.09
                                      --------  --------  --------


Diluted earnings per share:

Reported net income                   $   0.44  $   0.39  $   1.03
Add back: Goodwill amortization              -         -      0.05
                                      --------  --------  --------
Adjusted net income                   $   0.44  $   0.39  $   1.08
                                      --------  --------  --------

All of the Company's intangible assets are recorded in "Other Assets" and are subject to amortization as follows:


                                    License fees  Patents   Total
                                    ------------ -------- --------
At June 30, 2003:

  Gross carrying value                $ 12,765  $  1,358  $ 14,123
  Accumulated amortization              (6,254)     (399)   (6,653)
                                    ------------ -------- --------
Net carrying value                    $  6,511  $    959  $  7,470
                                    ------------ -------- --------

At June 30, 2002:

  Gross carrying value                $ 17,028  $    565  $ 17,593
  Accumulated amortization              (7,593)     (410)   (8,003)
                                    ------------ -------- --------
Net carrying value                    $  9,435  $    155  $  9,590
                                    ------------ -------- --------

Total amortization expense for intangible assets was $4,013 in 2003; $4,887 in 2002; and $2,414 in 2001.

Estimated aggregate amortization expense for intangible assets is as follows:
$2,170 in 2004; $1,921 in 2005; $1,316 in 2006; $837 in 2007; and $374 in 2008.

(N) Income Taxes The provision for income taxes is determined under the liability method pursuant to SFAS No. 109. Under this method, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted tax rates.

The Company has operations in several countries around the world that are subject to income and other similar taxes in these countries. The estimation of the amounts of income tax to be recorded by the Company involves the interpretation of complex tax laws and regulations, evaluation of tax audit findings and assessment of how the foreign taxes may affect domestic taxes. Although the Company's management believes Molex's tax accruals are adequate, differences may occur in the future depending on the resolution of pending and new tax matters.

(O) Stock-Based Compensation Stock-based employee compensation plans are acccounted for under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees." As permitted by SFAS
No. 123, "Accounting for Stock-based Compensation" and amended by SFAS No. 148, "Accounting for Stock-based Compensation-Transition and Disclosure, an amendment of SFAS No. 123," the effect on net income, basic earnings per share and diluted earnings per share of accounting for stock-based compensation in accordance with SFAS No. 123 is disclosed. See Note 10 for a description of the stock-based compensation plans and the aforementioned disclosures.

(P) New Accounting Pronouncements   The Company adopted SFAS No. 143,
"Accounting for Asset Retirement Obligations," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as of July 1, 2002. These statements address the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets and the accounting and reporting for the impairment or disposal of long-lived assets, including discontinued operations, respectively. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale. The adoption of SFAS No. 143 and SFAS No. 144 had no material impact on the consolidated financial statements, other than the asset write-downs included in the fiscal 2003 fourth quarter charge.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The fiscal 2003 fourth quarter charge was recorded in accordance with SFAS No. 146.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation establishes accounting and disclosure requirements for a company's obligations under certain guarantees that it has issued. A guarantor is required to recognize a liability for the obligation it has undertaken in issuing a guarantee, including the ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 had no material impact on the Company.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." It requires that the assets, liabilities and results of the activity of variable interest entities be consolidated into the financial statements of the company that has the controlling financial interest. It also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. For the Company, this Interpretation is effective immediately for variable interest entities created after January 31, 2003 and effective July 1, 2003 for variable interest entities acquired before February 1, 2003. The Company does not expect the adoption of this Interpretation to have any impact on its fiscal 2004 consolidated financial statements.

In April 2003 the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The statement is effective for and should be prospectively applied to contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of this statement to have any impact on its fiscal 2004 consolidated financial statements.

In May 2003 the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective in the first interim period beginning after June 15, 2003. The Company does not expect the adoption of this statement to have any impact on its fiscal 2004 consolidated financial statements.

(Q) Reclassifications    Certain reclassifications have been made to the prior
years' financial statements to conform to the 2003 classifications.


(3) Capital Stock

The shares of Common Stock, Class A Common Stock and Class B Common Stock are identical except as to voting rights. Class A Common Stock has no voting rights except in limited circumstances. So long as more than 50 percent of the authorized number of shares of Class B Common Stock continues to be outstanding, all matters, other than the election of directors, submitted to a vote of the shareholders must be approved by a majority of the Class B Common Stock, voting as a class, and by a majority of the Common Stock, voting as a class. During such period, holders of a majority of the Class B Common Stock could veto corporate action, other than the election of directors, that requires shareholder approval. There are 25 million shares of preferred stock authorized, none of which were issued or outstanding during the three years ended June 30, 2003.

The Class B Common Stock can be converted into Common Stock on a share-for-share basis at any time at the option of the holder. The authorized Class A Common Stock would automatically convert into Common Stock on a share-for-share basis at the discretion of the Board of Directors upon the occurrence of certain events. Upon such conversion, the voting interests of the holders of Common Stock and Class B Common Stock would be diluted. The Company's Class B Common Stock outstanding has remained at 94,255 shares throughout the three-year period ended June 30, 2003.

The holders of the Common Stock, Class A Common Stock and Class B Common Stock participate equally, share-for-share, in any dividends that may be paid thereon, if, as and when declared by the Board of Directors or in any assets available upon liquidation or dissolution of the Company.

Changes in shares of common stock for the years ended June 30 are as follows:

                                                       Class A
                                             Common    Common    Treasury
                                              Stock     Stock     Stock
                                             -------   -------   -------
Shares outstanding at June 30, 2000          108,363   102,629    15,431
Exercise of stock options                        704       123        22
Purchase of treasury stock                         -         -     1,230
Issuance of stock bonus                            -         -       (77)
Other                                             30         -        26
                                             -------   -------   -------
Shares outstanding at June 30, 2001          109,097   102,752    16,632
Exercise of stock options                        330       256        42
Purchase of treasury stock                         -         -     2,902
Issuance of stock bonus                           24         -       (76)
Other                                              -         -        17
                                             -------   -------   -------
Shares outstanding at June 30, 2002          109,451   103,008    19,517
Exercise of stock options                        662       377         8
Purchase of treasury stock                         -         -     3,353
Issuance of stock bonus                           11         -       (82)
Other                                              -         5        35
                                             -------   -------   -------
Shares outstanding at June 30, 2003          110,124   103,390    22,831
                                             -------   -------   -------

(4) Income Taxes

Income before income taxes and minority interest is summarized as follows:

                                               2003      2002      2001
                                            --------  --------  --------
United States                               $ 11,472  $ (5,686) $ 98,435
International                                 98,570    98,907   192,981
                                            --------  --------  --------
                                            $110,042  $ 93,221  $291,416
                                            --------  --------  --------

The components of income tax expense (benefit) were as follows:

                                               2003      2002      2001
                                            --------  --------  --------
Currently payable:
U.S. Federal                                $  3,675  $ (2,829) $ 17,339
State                                         (2,250)     (525)    1,067
International                                 54,749    39,823    72,822
                                            --------  --------  --------
                                              56,174    36,469    91,228
Deferred:
United States                                (26,525)  (22,185)   (6,013)
International                                 (4,887)    2,400     2,209
                                            --------  --------  --------
                                             (31,412)  (19,785)   (3,804)
                                            --------  --------  --------
Total provision for income taxes            $ 24,762  $ 16,684  $ 87,424
                                            --------  --------  --------


The Company's tax rate differs from the U.S. Federal income tax rate as follows:

                                               2003      2002      2001
                                            --------  --------  --------

U.S. Federal income tax rate                   35.0%     35.0%     35.0%
Permanent tax exemptions                       (8.5)     (8.4)     (2.6)
Foreign tax credits                            (8.7)     (5.4)     (0.6)
Investments                                       -      (5.0)        -
Valuation allowance                             9.1       8.7         -
State income taxes, net
 of Federal tax benefit                        (2.0)     (0.6)      0.4
Foreign tax rates less than
 U.S. Federal rate (net)                       (2.5)     (6.0)     (2.0)
Other                                           0.1      (0.4)     (0.2)
                                            --------  --------  --------
                                               22.5%     17.9%     30.0%
                                            --------  --------  --------


At June 30, 2003, the Company had approximately $42,000 of non-U.S. net operating loss carryforwards and $17,000 of U.S. capital loss carryforwards. The capital loss carryforwards can be carried forward to offset future U.S. capital gains through the year ended June 30, 2007. The non-U.S. net operating losses can be carried forward indefinitely.

A valuation allowance is provided for when it is more likely than not that some portion of the deferred tax asset will not be realized. As of June 30, 2003 and 2002, the Company has recorded valuation allowances of $18,557 and $8,581, respectively, against the non-U.S. net operating loss carryforwards.

The components of deferred tax assets and liabilities are as follows:

                                                         2003      2002
                                                      --------  --------
Deferred income tax assets:
 Foreign tax credits                                  $ 47,617  $ 23,570
 Employee benefit programs                              35,894    27,396
 Net operating losses                                   18,557     8,581
 Depreciation and amortization                          16,782         -
 Inventory reserves                                      9,752    12,466
 Allowance for doubtful accounts                         5,283     5,398
 Inventory-other                                         4,771     4,620
 Minimum tax credit                                      4,736         -
 Patent costs                                            4,656     4,512
 Severance                                               1,990     4,211
 Other, net                                              1,330     6,022
 Valuation allowance                                   (18,557)   (8,581)
                                                      --------  --------
Total deferred tax assets                              132,811    88,195
                                                      --------  --------
Deferred income tax liabilities:
 Investments                                            (4,866)   (1,094)
 Depreciation and amortization                               -    (4,010)
                                                      --------  --------
Total deferred tax liabilities                          (4,866)   (5,104)
                                                      --------  --------
                                                      $127,945  $ 83,091
                                                      --------  --------


The net deferred tax accounts reported on the balance sheet as of June 30 are as follows:

                                                         2003      2002
                                                      --------  --------
Net deferred:
 Current asset                                        $ 19,632  $ 27,307
 Non-current asset                                     113,333    61,000
 Current liability                                           -         -
 Non-current liability                                  (5,020)   (5,216)
                                                      --------  --------
                                                      $127,945  $ 83,091
                                                      --------  --------

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $430,000 of undistributed earnings of its non-U.S. subsidiaries as of June 30, 2003. Should these earnings be distributed, no additional U.S. income tax expense would be incurred due to the availability of foreign tax credits.


(5) Commitments and Contingencies

In the normal course of business, the Company is a party to various matters involving disputes and litigation. While it is not possible at this time to determine the ultimate outcome of these matters, management believes that the ultimate liability, if any, will not be material to the consolidated results of operations, financial condition or liquidity of the Company. The Company does not offer product warranties or other performance guarantees.


(6) Pension and Other Postretirement Benefits

Pension and Other Plans    The Company sponsors and/or contributes to pension
plans, including defined benefit plans, covering substantially all U.S. hourly employees and certain employees in international subsidiaries. The benefits are primarily based on years of service and the employees' compensation for certain periods during their last years of employment. The Company and certain of its subsidiaries also provide discretionary savings and other defined contribution plans covering substantially all of their salaried employees. Employer contributions to such plans of $15,438; $10,801; and $9,382 were charged to operations during 2003, 2002 and 2001, respectively.

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

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10 percent in 2003, declining annually to an ultimate rate of 5 percent by 2008. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                      1 Percentage    1 Percentage
                                         Point           Point
                                        Increase        Decrease
                                      ------------    ------------
Effect on total of service and
 interest cost components              $    407        $   (317)
Effect on postretirement
 benefit obligation                    $  5,942        $ (4,654)


As a result of Molex's global workforce reduction in fiscal 2002, the Company recognized net curtailment gains for its U.S. pension and postretirement plans in fiscal 2002 of $640 and $113, respectively. Internationally, the Company experienced curtailment and settlement losses in fiscal 2002 of $392 and $718 in its pension plans.

The weighted average assumptions used in computing the following information are presented below:

                                   2003        2003         2003           2002        2002         2002
                                  Pension     Pension   Postretirement    Pension     Pension   Postretirement
                                U.S. Plans  Int'l Plans   Other Plans   U.S. Plans  Int'l Plans   Other Plans
                                ----------  ----------- --------------  ----------  ----------- --------------
Discount rates                     6.25%        3.1%         6.25%         7.25%        3.6%         7.25%
Rates of increase in compensation   3.5%        2.9%            -           4.0%        3.2%            -
Expected long-term rates of
 return on plan assets              8.5%        6.5%            -           9.0%        6.4%            -


Net periodic pension and postretirement benefit costs for the Company's plans consist of the following for the year ended June 30:

                                                       Interest Costs                          Amortization of
                                               on Projected   Expected    Recognized   Unrecognized   Recognized       Net Periodic
                                      Service    Benefit      Return on     Prior       Transition     (Gains)   Other   Pension
                                       Costs    Obligation   Plan Assets Service Cost   Obligation      Losses   Items   Expense
                                      -------  ------------   ---------   ----------   ------------    -------- ------- ----------
2003
Pension:
 U.S. plans                           $ 1,962   $  1,613      $ (1,661)    $    202     $       -       $    -  $    -   $ 2,116
 International plans                    4,107      1,960        (1,377)           -            57         (286)      -     5,033
Postretirement
 Other plans                              889      1,071             -         (262)            -          (32)    766     2,432

2002
Pension:
 U.S. plans                              2,376     1,572        (1,611)         231             -            -    (640)    1,928
 International plans                     3,372     1,729        (1,463)           -            56         (722)  1,110     4,082
Postretirement
 Other plans                             1,019     1,000             -         (292)            -          (11)   (113)    1,603

2001
Pension:
 U.S. plans                              1,621     1,282        (1,661)         231             -         (200)      -     1,273
 International plans                     4,234     1,922        (1,442)           -            87         (432)      -     4,369
 Postretirement
  Other plans                              781       927             -         (292)            -          396       -     1,812


The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans:

                                                    2003        2003           2003          2002        2002           2002
                                                  Pension      Pension    Postretirement   Pension      Pension    Postretirement
                                                U.S. Plans  Int'l Plans    Other Plans   U.S. Plans  Int'l Plans    Other Plans
                                                 ----------  -----------  --------------  ----------  -----------  --------------
Change in benefit obligation
 Benefit obligation at beginning of year         $  22,511   $  54,095     $  15,117      $  21,929    $  42,399    $  14,070
 Service cost                                        1,962       4,107           889          2,376        3,372        1,019
 Interest cost                                       1,613       1,960         1,071          1,572        1,729        1,000
 Participants contributions                              -         173           266              -          171          129
 Special termination benefits                            -           -           766              -            -            -
 Effect of curtailment                                   -           -             -           (845)        (704)        (867)
 Effect of settlement                                    -           -             -              -          554            -
 Benefits paid                                        (716)     (2,859)         (714)          (520)      (4,629)        (508)
 Liability (gains) losses                            4,190       5,700        14,098         (2,001)       7,060          274
 Changes in foreign currency                             -       3,318             -              -        4,143            -
                                                 ----------  -----------  --------------  ----------  -----------  --------------
Benefit obligation at end of year                $  29,560   $  66,494     $  31,493      $  22,511    $  54,095    $  15,117
                                                 ----------  -----------  --------------  ----------  -----------  --------------
Change in plan assets
 Fair value of plan assets at beginning of year  $  18,441   $  19,522     $       -      $  18,143    $  19,604    $       -
 Actual return on plan assets                       (1,260)     (1,212)            -            518       (2,209)           -
 Employer contributions                             12,600       5,774           448            300        3,702          379
 Participants contributions                              -         173           266              -          171          129
 Effect of settlement                                    -           -             -              -         (164)           -
 Benefits paid                                        (716)     (2,619)         (714)          (520)      (4,287)        (508)
 Changes in foreign currency                             -       2,901             -              -        2,705            -
                                                 ----------  -----------  --------------  ----------  -----------  --------------
Fair value of plan assets at end of year         $  29,065   $  24,538     $       -      $  18,441    $  19,522    $       -
                                                 ----------  -----------  --------------  ----------  -----------  --------------

Funded status                                    $    (495)  $ (41,956)    $ (31,493)     $  (4,070)   $ (34,573)   $ (15,117)
Unrecognized net transition liability                    -         705             -              -          757            -
Unrecognized net actuarial loss                      7,081      16,986        14,757             96       10,668        1,495
Unrecognized prior service cost                        551           -          (752)           831            -       (1,127)
Effect of curtailment                                    -           -             -           (205)           -         (754)
                                                 ----------  -----------  --------------  ----------  -----------  --------------
Net amount recognized                            $   7,137   $ (24,265)    $ (17,488)     $  (3,348)   $ (23,148)   $ (15,503)
Amounts recognized in the consolidated           ----------  -----------  --------------  ----------  -----------  --------------
 balance sheet consist of:
  Prepaid benefit cost                           $  12,000   $   4,341     $       -      $       -    $       -    $       -
  Accrued benefit liability                         (8,487)    (32,455)      (17,488)        (3,348)     (23,148)     (15,503)
  Intangible asset                                     551           -             -              -            -            -
  Accumulated other comprehensive (income) loss      3,073       3,849             -              -            -            -
                                                 ----------  -----------  --------------  ----------  -----------  --------------
Net amount recognized                            $   7,137   $ (24,265)    $ (17,488)     $  (3,348)   $ (23,148)   $ (15,503)
                                                 ----------  -----------  --------------  ----------  -----------  --------------

The minimum pension liability adjustment included in accumulated other comprehensive (income) loss is recorded on the consolidated balance sheet net of deferred income taxes of $2,419 at June 30, 2003.





(7) Leases

The Company rents certain facilities and equipment under lease arrangements classified as both capital and operating leases. Some of the leases have renewal options. Assets under capital leases consist primarily of data processing equipment.


Future minimum lease payments are presented below:

                                           Capital      Operating
Fiscal Year                                Leases        Leases
----------------------                   ----------     ---------
2004                                     $  4,246       $  7,245
2005                                        2,056          4,084
2006                                        1,181          2,466
2007                                          610          1,982
2008 and thereafter                           596          5,469
                                         ----------     ---------
                                         $  8,689       $ 21,246
Less amount representing
 interest, at 2% to 9.7%                    1,100
                                         ----------
Present value of minimum lease payments
 (includes current portion of $3,858)    $  7,589
                                         ----------


Rental expense was $8,720 in 2003; $9,949 in 2002; and $11,005 in 2001.


(8) Debt

The details relative to long-term debt are as follows:

                                            2003         2002
                                          --------     --------
Mortgages                                 $  6,672     $  7,250
Bank loans                                   3,407        3,706
Industrial development bonds                 4,350        4,350
Other                                          282          322
                                          --------     --------
                                            14,711       15,628
Less current portion                         1,574        1,405
                                          --------     --------
Total long-term debt                      $ 13,137     $ 14,223
                                          --------     --------

Mortgages consist of two loans that certain buildings, carry an annual interest rate of 7.79 percent and require periodic principal payments through 2012.

The Company has two bank loans with annual interest rates of 4.5 percent and
4.75 percent, respectively, payable in periodic installments through March
2007.

Industrial development bonds, secured by certain land, buildings, and equipment, have annual interest rates ranging from 1.5 percent to 2.7 percent, with periodic principal payments through March 2011.

The long-term debt as of June 30, 2003 matures as follows: $1,574 in 2004; $1,578 in 2005; $3,629 in 2006; $1,498 in 2007; and $6,432 thereafter.

At June 30, 2003, the Company had available lines of credit of $129,900, of which $127,300 remained unused at June 30, 2003.

Short-term loans at June 30, 2003 of $656 are held in Brazil, bear the prevailing annual market interest rate of 19 percent and mature within a 12-month period.


(9) Special Charges

During the fourth quarter of fiscal 2003, the Company recorded a pretax charge of $40.1 million ($28.6 million, net of a tax benefit of $11.5 million) comprising $23.1 million relating to write-offs of manufacturing assets and facilities, $11.9 million to reflect workforce reductions of 537 people and $5.1 million for the write-off of licenses and investments. The majority of these charges impacted the Americas region by $27.7 million and the European region by $8.4 million. Of the 537 people included in the workforce reduction, 376 were directly involved in manufacturing operations and 161 were involved in manufacturing support and sales, general and administrative positions. Some employment reductions occurred during fiscal 2003, and all remaining employment reductions are expected to occur in the first half of fiscal 2004. Most severance payments will continue for up to a year, with some extending beyond that period.

Pretax charges of $5.4 million were recorded in cost of sales; $29.6 million in selling, general and administrative expenses; and $5.1 million in other expenses. The charges relating to facility, asset, license and investment write-downs were credited to the respective items on the balance sheet, and the unpaid amounts relating to employment reductions were included in accrued expenses.

During the second quarter of fiscal 2002, the Company recorded a pretax charge of $34.2 million ($25.3 million, net of tax benefit of $8.9 million) comprising $18.7 million to reflect costs associated with a reduction in the global workforce of approximately 800 people, $10.0 million to reflect the lower current value of investments in other companies and $5.5 million of asset write-down costs related to certain operations being closed. Of the approximately 800 people included in the workforce reduction, approximately 400 were directly involved in manufacturing operations and approximately 400 were involved in sales and administrative positions. Employment reductions of approximately 600 occurred during the second quarter of fiscal 2002, resulting in cash payments of $5.7 million . The remaining employment reductions occurred during the second half of fiscal 2002, and any remaining severance payments will be completed by the end of fiscal 2004.

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

During the fourth quarter of fiscal 2001, the Company recorded a pretax charge of $43.5 million ($30.3 million, net of tax benefit of $13.2 million) to reflect costs associated with a reduction in the global workforce of approximately 950 people ($27.7 million), write-off of slow-moving and excess inventories ($12.7 million) and asset write-offs related to operations being closed ($3.1 million). Of the approximately 950 people included in the workforce reduction, approximately 400 were directly involved in manufacturing operations and approximately 550 were involved in sales and administrative positions. Employment reductions of approximately 100 occurred during the fourth quarter of fiscal 2001, resulting in cash payments of $2.4 million.
The majority of the remaining employment reductions occurred during the first quarter of fiscal 2002, and substantially all remaining severance payments were made by the end of fiscal 2003. The inventory written off was disposed of during the first quarter of fiscal year 2002.

Pretax charges of $16.4 million were included in cost of sales and $27.1 million in selling, general and administrative expenses. The charges relating to fixed asset and inventory write-offs were credited to the respective items on the balance sheet, and the employment reductions were included in accrued expenses.

Total spending and use of reserves during fiscal 2003 were $13.5 million. The major components of the fiscal 2001 fourth quarter and fiscal 2002 second quarter charges and the remaining accrual balance as of June 30, 2003 were as follows:

                                 June     December      Cash       Assets       Accrued
                                 2001       2001      Payments    Disposed     Balance at
                                Charge     Charge       Made      and Other   June 30, 2003
                              --------    --------    --------    ---------    -----------
Severance and other benefits  $ 27,690    $ 18,675    $(37,476)   $ (6,301)     $  2,588
Inventory write-offs            12,714           -           -     (12,714)            -
Asset write-offs                 3,043      15,483           -     (18,526)            -
                              --------    --------    --------    ---------    -----------
Total                         $ 43,447    $ 34,158    $(37,476)   $(37,541)     $  2,588
                              --------    --------    --------    ---------    -----------

The major components of the fiscal 2003 fourth quarter charges and the remaining accrual balance as of June 30, 2003 were as follows:

                                June        Cash       Assets      Accrued
                                2003      Payments    Disposed    Balance at
                               Charge       Made      and Other  June 30, 2003
                              --------    --------    --------    ---------

Severance and other benefits  $ 11,960    $ (1,834)   $      -    $ 10,126
Asset write-offs                28,156           -     (28,156)          -
                              --------    --------    --------    ---------
Total                         $ 40,116    $ (1,834)   $(28,156)   $ 10,126
                              --------    --------    --------    ---------


(10) Stock Option Plans

The Company has five stock option plans currently in effect, three of which may issue future grants: the 1990 Stock Option Plan (1990 Plan), the 1991 Stock Option Plan (1991 Plan), the 1998 Stock Option Plan (1998 Plan), the Incentive Stock Option Plan (ISO Plan) and the Long-Term Stock Plan (LT Plan).

1990 Plan: This plan expired as of June 30, 1999. Future grants cannot be issued from this plan, but all grants issued prior to this date can be exercised. The most significant terms of this plan provided that (1) options were authorized to be granted for 6.875 million shares of Common Stock and
(2) the option price was 50 percent of the fair market value of the stock of the Company on the date of grant. The option term was five years to nine years from the date of grant. Under the 1990 Plan, all shares issued were nonqualified.

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

The option price per share for certain options in the 1990 and 1998 plans was less than the fair market value at the date of grant, thus creating deferred unearned compensation. Deferred unearned compensation is charged to operations over the term of the option and was $12,807 in 2003; $11,110 in 2002; and $9,398 in 2001.


Stock option transactions relating to the 1990, 1991 and 1998 Plans are summarized as follows (shares are in thousands):

                                               1990 Plan          1991 Plan          1998 Plan
                                               Wtd. Avg.          Wtd. Avg.          Wtd. Avg.
                                                 Price              Price              Price
                                            -----------------  -----------------  -----------------
                                            Shares  Per Share  Shares  Per Share  Shares  Per Share
                                            ------  ---------  ------  ---------  ------  ---------
Outstanding at June 30, 2000                 2,149   $  9.40    2,156   $ 19.96    1,738   $ 11.64
 Granted                                         -         -        -         -      781     13.44
 Exercised                                     360      9.47      298     17.40      117     11.13
 Canceled                                       60      9.27        5     17.55       64     12.68
                                            ------  ---------  ------  ---------  ------  ---------
Outstanding at June 30, 2001                 1,729   $  9.39    1,853   $ 20.38    2,338   $ 12.27
 Granted                                         -         -        -         -      829     11.73
 Exercised                                     230     10.68      100     21.63      236     12.15
 Canceled                                      127      9.48        -         -      152     12.27
                                            ------  ---------  ------  ---------  ------  ---------
Outstanding at June 30, 2002                 1,372   $  9.16    1,753   $ 20.30    2,779   $ 12.12
 Granted                                         -         -        -         -    1,298      9.67
 Exercised                                     650      7.89       11     23.96      327     11.67
 Canceled                                        2     12.36       18     28.13       83     11.68
                                            ------  ---------  ------  ---------  ------  ---------
Outstanding at June 30, 2003                   720   $ 10.31    1,724   $ 20.20    3,667   $ 11.30
Options exercisable at June 30, 2002           161   $ 11.37      212   $ 23.74      476   $ 12.56
Options exercisable at June 30, 2003           103   $  6.77      352   $ 22.73      779   $ 12.70
                                            ------  ---------  ------  ---------  ------  ---------

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

Stock option transactions relating to the ISO Plan are summarized as follows (shares are in thousands):

                                                               Wtd. Avg.
                                                                 Price
                                                     Shares    Per Share
                                                     ------    ---------
Outstanding at June 30, 2001                            65     $  34.22
 Granted                                                61        26.99
 Exercised                                               -            -
 Canceled                                                -            -
                                                     ------    ---------
Outstanding at June 30, 2002                           126     $  30.71
 Granted                                                58        21.57
 Exercised                                               -            -
 Canceled                                                -            -
                                                     ------    ---------
Outstanding at June 30, 2003                           184     $  27.84
Options exercisable at June 30, 2002                    16     $  34.22
Options exercisable at June 30, 2003                    48     $  31.91
                                                     ------    ---------


LT Plan: The most significant terms of this plan, available to executives and management, provide that (1) options may be granted for three million shares of Class A Common Stock and (2) the option price shall be the fair market value of the stock on the date of grant. The options vest over their terms, which are four years to seven years from the date of grant.

The LT Plan also allows for the grant of stock awards to certain executives based on meeting performance targets established in the Company's stock bonus plans. The awards vest over a period of generally four years and are valued at fair market value at date of grant.

Stock option transactions and stock awards relating to the LT Plan are summarized as follows (shares are in thousands):

                                                               Wtd. Avg.
                                                                 Price
                                                     Shares    Per Share
                                                     ------    ---------
Outstanding at June 30, 2001                           657     $  27.90
 Granted                                               620        22.89
 Exercised                                              25            -
 Canceled                                                -            -
                                                     ------    ---------
Outstanding at June 30, 2002                         1,252     $  25.99
 Granted                                             1,485        17.12
 Exercised                                              49            -
 Canceled                                                -            -
                                                     ------    ---------
Outstanding at June 30, 2003                         2,688     $  21.57
Options exercisable at June 30, 2002                   139     $  33.00
Options exercisable at June 30, 2003                   409     $  31.11
                                                     ------    ---------

The following table summarizes information about options outstanding at June 30, 2003:

                                                    Wtd. Avg.
                                     Number        Remaining                          Number
                  Range of        Outstanding     Contractual        Wtd. Avg.      Exercisable     Wtd. Avg.
                Exercise Prices    (thousands)   Life (in years)   Exercise Price   (thousands)   Exercise Price
                ---------------   ------------   ---------------   --------------   -----------   --------------
Common

                $ 2.56 - 10.81         720            1.9           $   9.83            102         $  6.72
                 11.20 - 18.94         687            3.7              15.59              1           11.20
                 20.80 - 20.80         551            5.0              20.80            248           20.80
                 23.60 - 27.95         473            5.2              26.65             93           27.08
                 30.03 - 30.03          13            1.1              30.03             10           30.03

Class A Common

                $ 0.00 -  9.28       1,871            5.6           $   7.26              8         $  9.24
                  9.33 - 13.00       1,821            2.9              11.91            613           11.76
                 13.08 - 23.62       1,622            5.5              19.98            158           16.51
                 23.92 - 36.30       1,209            4.4              30.01            449           31.08
                 38.19 - 38.19          16            2.3              38.19              9           38.19
                ---------------   ------------   ---------------   --------------   -----------   --------------
                                     8,983                                            1,691


As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to account for its stock-based compensation programs according to the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." During its fiscal third quarter, the Company adopted the disclosure provisions of SFAS No.148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Had the Company elected to apply the provisions of SFAS No. 123 as amended by SFAS No. 148 regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted, the effects on reported net income and earnings per common share would have been as follows:


                                               2003       2002       2001
                                            ---------  ---------  ---------
Net income, as reported                     $  84,918  $  76,479  $ 203,919
Add: Stock-based employee
   compensation expense included in
   reported net income, net of related
   tax effects                                  9,925      9,122      6,578
Deduct: Total stock-based employee
   compensation expense determined
   under fair value based method for all
   awards, net of related tax effects         (17,433)   (14,842)   (10,831)

Pro forma net income                           77,410     70,759    199,666

Earnings per share:
   Basic                                         0.44       0.39       1.04
   Diluted                                       0.44       0.39       1.03
Pro forma earnings per share:
   Basic                                         0.40       0.36       1.02
   Diluted                                       0.40       0.36       1.01
Weighted average fair value of options
   granted during the year
   - at fair value                               7.79      14.69      19.00
   - at less than fair value                    11.89      16.04      19.41


For purposes of computing pro forma net income and earnings per common share, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions:


                                               2003       2002       2001
                                            ---------  ---------  ---------

Dividend yield                                   0.4%       0.2%       0.2%
Expected volatility                            46.18%     52.02%     58.93%
Risk-free interest rate                         4.48%      5.56%      5.89%
Expected life of option (years)                 3.65       4.65       4.31


(11) Segment and Related Information

The Company operates in one product segment: the manufacture and sale of electrical components. Revenue is recognized based on the location of the selling entity. Management operates the business by geographic segments. The Americas region consists primarily of operations in North America. The Far East North region is substantially Japan, but also includes Korea, while the Far East South region includes China, Singapore and the remaining countries in Asia. European operations are located in both eastern and western Europe. Information by geographic area is summarized in the following table:

                                 United    Americas   Far East   Far East              Corporate
                                 States   (Non-U.S.)   North      South      Europe    and Other  Eliminations    Total
                               ----------  --------   --------   --------   --------   ---------  ------------  ----------
2003
Customer revenue               $  635,332   $19,850   $407,821   $469,342   $310,685   $     68   $       -     $1,843,098
Intercompany revenue               84,078    28,417    153,845     55,153     28,408          -    (349,901)             -
Total revenue                     719,410    48,267    561,666    524,495    339,093         68    (349,901)     1,843,098
Depreciation and amortization      76,911     2,063     75,282     23,515     31,318     19,641           -        228,730
Tax expense                         4,524       901     15,438     13,466     (2,449)    (7,118)          -         24,762
Net income                         16,234     2,323     40,080     61,436    (10,984)   (24,171)          -         84,918
Identifiable assets               851,512    57,665    489,509    475,458    468,809    179,315    (187,378)     2,334,890
Capital expenditures               36,962     2,586     62,538     30,036     24,835     14,236           -        171,193

2002
Customer revenue               $  668,047   $10,018   $351,542   $380,882   $300,951   $     57   $       -     $1,711,497
Intercompany revenue               92,409    36,643    124,976     48,901     27,685          -    (330,614)             -
Total revenue                     760,456    46,661    476,518    429,783    328,636         57    (330,614)     1,711,497
Depreciation and amortization      81,722       640     74,996     21,081     29,939     15,309           -        223,687
Tax expense                         5,939         -     13,496     10,197      2,026    (14,974)          -         16,684
Net income                         19,543      (541)    34,843     55,182      1,400    (33,948)          -         76,479
Identifiable assets               973,847    69,599    513,282    413,068    432,259    150,664    (298,799)     2,253,920
Capital expenditures               44,459       618     44,823     32,370     26,732     23,495           -        172,497

2001
Customer revenue               $  984,754   $71,514   $499,271   $404,955   $404,985   $     70   $       -     $2,365,549
Intercompany revenue              119,973    12,469    172,473     56,132     50,138          -    (411,185)             -
Total revenue                   1,104,727    83,983    671,744    461,087    455,123         70    (411,185)     2,365,549
Depreciation and amortization      73,682     3,346     78,440     19,079     27,077     16,330           -        217,954
Tax expense                        45,569      (585)    38,394     11,304      6,759    (14,017)          -         87,424
Net income                         91,750      (724)    79,188     52,099     20,124    (38,518)          -        203,919
Identifiable assets             1,013,701    49,736    497,381    337,280    387,578    149,865    (221,914)     2,213,627
Capital expenditures              156,531     1,747    111,251     40,983     43,507     22,281           -        376,300

Intercompany net revenue is generally recorded at cost plus the normal mark-up charged to unaffiliated customers.

Identifiable assets are those assets of the Company that are identified with operations in each country. During 2003, 2002 and 2001, no customer accounted for more than 10 percent of consolidated net revenue.

Fiscal 2003, 2002 and 2001 by Quarter
(in thousands, except per share data-unaudited)


                                   Quarter         2003      2002         2001

Net revenue                          1st       $ 469,246  $ 430,453   $ 625,925
                                     2nd         454,609    416,460     629,319
                                     3rd         443,177    408,307     599,801
                                     4th         476,066    456,277     510,504

Gross profit                         1st         159,556    137,304     244,690
                                     2nd         146,394    125,345     240,849
                                     3rd         148,532    132,272     219,036
                                     4th         155,259    147,114     153,914
Income/(loss) before income
 taxes and minority interest         1st          39,515     35,129      93,637
                                     2nd          37,150     (3,757)     98,451
                                     3rd          32,737     25,879      85,793
                                     4th             640     35,970      13,535

Income taxes                         1st           9,483      9,840      29,027
                                     2nd           8,916     (8,005)     30,520
                                     3rd           7,857      6,211      24,880
                                     4th          (1,494)     8,638       2,997

Net income                           1st          29,962     25,196      64,522
                                     2nd          28,188      4,264      67,834
                                     3rd          24,804     19,683      60,735
                                     4th           1,964     27,336      10,828

Basic earnings per common share      1st            0.16       0.13        0.33
                                     2nd            0.15       0.02        0.35
                                     3rd            0.13       0.10        0.31
                                     4th            0.01       0.14        0.06

Diluted earnings per common share    1st            0.15       0.13        0.33
                                     2nd            0.15       0.02        0.34
                                     3rd            0.13       0.10        0.31
                                     4th            0.01       0.14        0.05


                                   LOW     HIGH    LOW     HIGH    LOW     HIGH
National Market System
 Price of Common Stock    1st    $22.85  $33.75  $25.76  $36.59  $43.69  $56.00
                          2nd     19.43   29.62   26.46   32.97   34.19   57.63
                          3rd     19.98   25.50   27.94   36.65   34.13   48.00
                          4th     21.15   29.36   30.45   39.61   31.60   42.49

Price of Class A          1st     19.79   28.94   22.40   29.55   32.50   42.31
 Common Stock             2nd     17.95   26.12   22.80   28.35   24.63   43.94
                          3rd     17.02   22.12   24.47   32.29   25.44   34.81
                          4th     18.01   25.73   25.05   33.80   25.25   32.40


During the fourth quarter of fiscal 2003, gross profit was impacted by a pretax charge of $5.4 million relating to employment reductions. Selling, general and administrative expenses included a pretax charge of $29.6 million related to the write-off of assets and facilities, as well as employment reductions. Other expenses included a pretax charge of $5.1 million for the write-off of licenses and investments. These combined charges reduced net income by $28.6 million (net of tax benefit of $11.5 million).

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